Form 40-F
Cardero Resource Corp.
filed 2005-04-29
CIK 1303936

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

☐           Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒           Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2004

Commission File Number 001-32345

Cardero Resource Corp.

(Exact name of registrant as specified in its charter)

British Columbia (Province or Other Jurisdiction of Incorporation or Organization)	1041 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

1901 – 1177 West Hastings Street

Vancouver, British Columbia, V6E 2K3
(604) 408-7488
(Address and telephone number of registrant’s principal executive offices)

DL Services Inc.

U.S. Bank Centre, 1420 5th Avenue, Suite 3400

Seattle, WA  98101-4010

(206) 903-8800

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:  None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None
For annual reports, indicate by check mark the information filed with this form:
☒   Annual Information Form

☒   Audited Annual Financial Statements
At October 31, 2004, the Registrant had outstanding 38,247,958 common shares without par value
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.
☐    Yes       ☒    No
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
☐    Yes       ☒    No

DOCUMENTS INCORPORATED BY REFERENCE

The Annual Information Form of Cardero Resource Corp. (the “Registrant” or the “Company”) for the fiscal year ended October 31, 2004 is incorporated herein by reference.

The audited consolidated financial statements of the Company for the years ended October 31, 2004 and 2003, including the report of the auditors with respect thereto, are incorporated herein by reference.  For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 11 to the Company’s audited consolidated financial statements.

The Company’s management’s discussion and analysis (“MD&A”) for the year ended October 31, 2004 is incorporated herein by reference.

EXPLANATORY NOTE

The Company is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Exchange Act on Form 40-F.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.  Accordingly, the Company’s equity securities are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.

The Company prepares its financial statements in accordance with Canadian generally accepted accounting practices (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards.  Accordingly, the financial statements of the Company included in this report may not be comparable to financial statements of United States companies.  Significant differences between Canadian GAAP and United States GAAP are described in Note 11 to the audited consolidated financial statements of the Company included in this report.

FORWARD LOOKING STATEMENTS

This report contains forward-looking statements concerning anticipated developments in the operations of the Company in future periods, planned exploration and development activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Annual Information Form of the Company included in this report.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

CONTROLS AND PROCEDURES

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report (the “Evaluation Date”).  Based upon the evaluation described above, the Chief Executive Officer and Chief Financial Officer concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in reports that the Company files or submits under the Exchange Act.

No changes were made in the Company’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee of the Company’s Board of Directors currently consists of three members.  The Company’s Board of Directors has determined that no member of the Audit Committee is an “audit committee financial expert” within the meaning of the Commission’s rules.  The Company does not have an audit committee financial expert on its Audit Committee because the Company’s common shares were only recently registered with the Commission and listed on the American Stock Exchange, and the Board of Directors’ search for an audit committee financial expert has not yet been successfully completed.  The Board of Directors plans to appoint or nominate for the shareholders’ election an additional director who qualifies as an audit committee financial expert, and to appoint such person to the Company’s Audit Committee, as soon as a suitable candidate is identified and consents to act on commercially reasonable terms.

Effective July 31, 2005, the American Stock Exchange’s listing requirements will require each listed foreign private issuer to have an audit committee financial expert on its Audit Committee.  If an audit committee financial expert is not appointed to the Company’s Audit Committee by July 31, 2005, then the Company’s common shares may be delisted from the American Stock Exchange unless the American Stock Exchange grants the Company an exemption from such listing requirement.

INDEPENDENT ACCOUNTANTS’ FEES

The following table sets forth the aggregate fees billed to the Company for the years ended October 31, 2004 and 2003 by its independent accountants, Smythe Ratcliffe:

	Year ended October 31, 2004	Year ended October 31, 2003
Audit Fees	16,500.00	9,000.00
Audit-Related Fees(1)	2,000.00	2,000.00
Tax Fees(2)	3,000.00	3,000.00
All Other Fees	--	--
Total

(1)

Audit-Related Fees for the years ended October 31, 2004 and October 31, 2003 consisted of fees for reviewing the Registrant’s filing of its annual report on Form 40-F, reviewing the reconciliation between US and Canadian GAAP which is included in Form 40-F for the periods filed therein.

(2)

Tax fees for the years ended October 31, 2004 and October 31, 2003 consisted of fees for preparing the tax returns of the Registrant for each such year, as well as preparing the schedules which are required for such tax returns.

The Audit Committee pre-approves all audit and non-audit services to be provided to the Company by its independent auditors.  Prior to granting any pre-approval, the Audit Committee must be satisfied that the performance of the services in question is not prohibited by applicable securities laws and will not compromise the independence of the independent auditors.  All non-audit services, performed by the Company’s auditor, for the fiscal year ended October 31, 2004, have been pre-approved by the Audit Committee of the Company.  No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

CODE OF ETHICS

The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions.  A copy of the Company’s code of ethics is available on the Company’s website at www.cardero.com.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Company does not have any contractual obligations

UNDERTAKINGS

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the Commission a written consent to service of process and power of attorney on Form F-X.  Any change to the name or address of the Company’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referring the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized

CARDERO RESOURCE CORP.

/s/Hendrik van Alphen

Hendrik van Alphen

President and Chief Executive Officer

Date: April 29, 2005

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description
1.	Annual Information Form
2.*	Audited Consolidated Financial Statements for the years ended October 31, 2004 and 2003, including the report of the auditors with respect thereto
3.*	Management’s Discussion and Analysis for the year ended October 31, 2004
4.	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act
5.	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act
6.	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
7.	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
8.	Consent of Smythe Ratcliffe
9.	Consent of Gary Belik
10.	Consent of James Dawson

*  Incorporated by reference to the Company’s Form 6-K submitted on March 21, 2005.