Form 40-F
CARDERO RESOURCE CORP.
filed 2006-01-31
CIK 1303936

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

☐Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2005

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

  Annual Information Form

  Audited Annual Financial Statements

At October 31, 2005, the Registrant had outstanding 41,685,239  common shares without par value.

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

☐ Yes                              ☒ No

DOCUMENTS INCORPORATED BY REFERENCE

The Annual Information Form of Cardero Resource Corp. (the “Registrant” or the “Company”) for the fiscal year ended October 31, 2005 is incorporated herein by reference.

The audited consolidated financial statements of the Company for the years ended October 31, 2005 and 2004, including the report of the auditors with respect thereto, are incorporated herein by reference.  For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 11 to the Company’s audited consolidated financial statements.

The Company’s management’s discussion and analysis (“MD&A”) for the year ended October 31, 2005 is incorporated herein by reference.

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

AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee of the Company’s Board of Directors currently consists of three members.  The Company’s Board of Directors has determined that Anthony Frizelle, a member of the Audit Committee, is an “audit committee financial expert” within the meaning of the Commission’s rules.  Mr. Frizelle satisfies the criteria for director independence under the rules of the American Stock Exchange as in effect as of the date of this annual report on Form 40-F.

INDEPENDENT ACCOUNTANTS’ FEES

The following table sets forth the aggregate fees billed to the Company for the years ended October 31, 2005 and 2004 by its independent accountants, Smythe Ratcliffe:

	Year ended October 31, 2005	Year ended October 31, 2004
Audit Fees	20,000.00	16,500.00
Audit-Related Fees(1)	5,800.00	2,000.00
Tax Fees(2)	2,500.00	3,000.00
All Other Fees	--	--
Total	28,300.00	21,500.00

(1)

Audit-Related Fees for the years ended October 31, 2005 and October 31, 2004 consisted of fees for reviewing the Company’s filing of its annual report on Form 40-F, reviewing the reconciliation between US and Canadian GAAP which is included in Form 40-F for the periods filed therein.

(2)

Tax fees for the years ended October 31, 2005 and October 31, 2004 consisted of fees for preparing the tax returns of the Company for each such year, as well as preparing the schedules which are required for such tax returns.

The Audit Committee pre-approves all audit and non-audit services to be provided to the Company by its independent auditors.  Prior to granting any pre-approval, the Audit Committee must be satisfied that the performance of the services in question is not prohibited by applicable securities laws and will not compromise the independence of the independent auditors.  All non-audit services, performed by the Company’s auditor, for the fiscal year ended October 31, 2005, have been pre-approved by the Audit Committee of the Company.  No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

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

The Company does not have any contractual obligations.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARDERO RESOURCE CORP.

/s/ Hendrik van Alphen

Hendrik van Alphen

President and Chief Executive Officer

Date: January 30, 2006

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description
1.	Annual Information Form
2.	Audited Consolidated Financial Statements for the years ended October 31, 2005 and 2004, including the report of the auditors with respect thereto
3.	Management’s Discussion and Analysis for the year ended October 31, 2005
4.	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act
5.	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act
6.	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
7.	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
8.	Consent of Smythe Ratcliffe
9.	Consent of G. Belik
10.	Consent of S. Enns
11.	Consent of A. Findlay
12.	Consent of J. Helsen