Form 40-F/A
CARDERO RESOURCE CORP.
filed 2006-04-11
CIK 1303936

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F/A

(Amendment No. 1)

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

☒ Yes                      ☐ No

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

INDEPENDENT ACCOUNTANTS’ FEES

The following table sets forth the aggregate fees billed to the Company for the years ended October 31, 2005 and 2004 by its independent accountants, Smythe Ratcliffe:

	Year ended October 31, 2005	Year ended October 31, 2004
Audit Fees	25,800.00	18,500.00
Audit-Related Fees	--	--
Tax Fees(1)	2,500.00	3,000.00
All Other Fees	--	--
Total	28,300.00	21,500.00

(1)

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amended annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARDERO RESOURCE CORP.

/s/ Hendrik van Alphen

Hendrik van Alphen

President and Chief Executive Officer

Date: April 11, 2006

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description
1.*	Annual Information Form
2.	Audited Consolidated Financial Statements for the years ended October 31, 2005 and 2004, including the report of the auditors with respect thereto
3.*	Management’s Discussion and Analysis for the year ended October 31, 2005
4.	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act
5.	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act
6.	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
7.	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
8.	Consent of Smythe Ratcliffe
9.*	Consent of G. Belik
10.*	Consent of S. Enns
11.*	Consent of A. Findlay
12.*	Consent of J. Helsen

* Incorporated by reference to the Registrant’s Form 40-F filed on January 31, 2006.