Form 40-F/A
CARDERO RESOURCE CORP.
filed 2006-04-14
CIK 1303936

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F/A

(Amendment No. 2)

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

CARDERO RESOURCE CORP.

/s/ Hendrik van Alphen

Hendrik van Alphen

President and Chief Executive Officer

Date: April 13, 2006

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