Form 40-F
CARDERO RESOURCE CORP.
filed 2007-01-30
CIK 1303936

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

       Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

   X    Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2006                Commission File Number 001-32345

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

  X  Annual Information Form

  X  Audited Annual Financial Statements

At October 31, 2006, the Registrant had outstanding 43,122,439 common shares without par value.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.        Yes    X  No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.     X  Yes       No

DOCUMENTS INCORPORATED BY REFERENCE

The Annual Information Form of Cardero Resource Corp. (the “Registrant” or the “Company”) for the fiscal year ended October 31, 2006 is incorporated herein by reference.

The audited consolidated financial statements of the Company for the years ended October 31, 2006 and 2005, including the report of the auditors with respect thereto, are incorporated herein by reference.  For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 13 to the Company’s audited consolidated financial statements.

The Company’s management’s discussion and analysis (“MD&A”) for the year ended October 31, 2006 is incorporated herein by reference.

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

The Company prepares its financial statements in accordance with Canadian generally accepted accounting practices (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards.  Accordingly, the financial statements of the Company included in this report may not be comparable to financial statements of United States companies.  Significant differences between Canadian GAAP and United States GAAP are described in Note 13 to the audited consolidated financial statements of the Company included in this report.

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

DISCLOSURE CONTROLS AND PROCEDURES

The information provided under the heading “Evaluation of Disclosure Controls and Procedures” (page 20) contained in the Company’s MD&A is incorporated by reference herein.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The information provided under the heading “Management’s Report On Internal Control Over Financial Reporting” contained at the beginning of the Company’s Audited Consolidated Financial Statements is incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The information provided under the heading “Changes In Internal Control Over Financial Reporting” (page 20) contained in the Company’s MD&A is incorporated by reference herein.

AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee of the Company’s Board of Directors currently consists of three members.  The Company’s Board of Directors has determined that Stephan Fitch, a member of the Audit Committee, is an “audit committee financial expert” within the meaning of the Commission’s rules.  Mr. Fitch satisfies the criteria for director independence under the rules of the American Stock Exchange as in effect as of the date of this annual report on Form 40-F.

INDEPENDENT ACCOUNTANTS’ FEES

The following table sets forth in Canadian dollars the aggregate fees billed to the Company for the years ended October 31, 2006 and 2005 by its independent accountants, Smythe Ratcliffe:

	Year ended October 31, 2006	Year ended October 31, 2005
Audit Fees	54,000	43,600
Audit-Related Fees	1,000	8,600
Tax Fees(1)	3,500	2,750
All Other Fees	-	-
Total

(1)

Tax fees for the years ended October 31, 2006 and October 31, 2005 consisted of fees for preparing the tax returns of the Company for each such year, as well as preparing the schedules which are required for such tax returns.

The Audit Committee pre-approves all audit and non-audit services to be provided to the Company by its independent auditors.  Prior to granting any pre-approval, the Audit Committee must be satisfied that the performance of the services in question is not prohibited by applicable securities laws and will not compromise the independence of the independent auditors.  All non-audit services, performed by the Company’s auditor, for the fiscal year ended October 31, 2006, have been pre-approved by the Audit Committee of the Company.  No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

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

CARDERO RESOURCE CORP.

/s/ Hendrik van Alphen

Hendrik van Alphen

President and Chief Executive Officer

Date: January 29, 2007

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description
1.	Annual Information Form
2.	Audited Consolidated Financial Statements for the years ended October 31, 2006 and 2005, including the report of the auditors with respect thereto
3.	Management’s Discussion and Analysis for the year ended October 31, 2006
4.	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act
5.	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act
6.	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
7.	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
8.	Consent of Smythe Ratcliffe
9.	Consent of G. Belik
10.	Consent of P. Klipfel
11.	Consent of M. Cruise