Form 40-F
CARDERO RESOURCE CORP.
filed 2008-01-30
CIK 1303936

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

         Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

  X     Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2007

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

  X       Annual Information Form

  X    Audited Annual Financial Statements

At October 31, 2007, the Registrant had outstanding 47,321,439 common shares without par value.

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

The Annual Information Form (“AIF”) of Cardero Resource Corp. (the “Registrant” or the “Company”) for the fiscal year ended October 31, 2007 is incorporated herein by reference.

The audited consolidated financial statements of the Company for the years ended October 31, 2007 and 2006, including the report of the auditors with respect thereto, are incorporated herein by reference.  For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 13 to the Company’s audited consolidated financial statements.

The Company’s management’s discussion and analysis (“MD&A”) for the year ended October 31, 2007 is incorporated herein by reference.

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

Unless otherwise indicated, all dollar amounts are reported in Canadian dollars.

FORWARD LOOKING STATEMENTS

This report contains forward-looking statements concerning anticipated developments in the operations of the Company in future periods, planned exploration and development activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the AIF.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DISCLOSURE CONTROLS AND PROCEDURES

The information provided under the heading “Evaluation of Disclosure Controls and Procedures” (page 18) contained in the MD&A is incorporated by reference herein.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The information provided under the heading “Management’s Report On Internal Control Over Financial Reporting” contained at the beginning of the Company’s audited consolidated financial statements is incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The information provided under the heading “Changes In Internal Control Over Financial Reporting” (page 19) contained in the MD&A is incorporated by reference herein.

AUDIT COMMITTEE IDENTIFICATION AND FINANCIAL EXPERT

The information provided in Schedule “A” to the AIF is incorporated by reference herein.  The Company’s Board of Directors has determined that Stephan Fitch, a member of the Audit Committee, is an “audit committee financial expert” within the meaning of the Commission’s rules.  Mr. Fitch satisfies the criteria for director independence under the rules of the American Stock Exchange as in effect as of the date of this annual report on Form 40-F.

INDEPENDENT ACCOUNTANTS’ FEES AND SERVICES

The information provided under the headings “Preapproval Policies and Procedures” (page 13) and “External Auditor Service Fees (By Category)” (page 14) contained in Schedule “A” to the AIF is incorporated by reference herein.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table presents, as at October 31, 2007, the Company’s known contractual obligations, aggregated by type of contractual obligation as set forth below:

Contractual obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating lease obligations(1)	$428,652	$142,884	$285,768	Nil	Nil
Total contractual obligations	$428,652	$142,884	$285,768	Nil	Nil

Note:

(1)

The Company is committed to monthly lease payments for its premises of $11,907 for its current lease expiring August 31, 2010.

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

CARDERO RESOURCE CORP.

/s/ Hendrik van Alphen

Hendrik van Alphen

President and Chief Executive Officer

Date: January 29, 2008

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description
1.	Annual Information Form
2.	Audited Consolidated Financial Statements for the years ended October 31, 2007 and 2006, including the report of the auditors with respect thereto
3.	Management’s Discussion and Analysis for the year ended October 31, 2007
4.(1)	Management Information Circular dated April 3, 2007 in respect of the 2007 Annual General Meeting
5.(2)

Technical report dated January 5, 2007 entitled “Diamond Drill Report on the Picale Property, Baja California Norte IOCG Project (Alisitos Project) – Baja California Norte, Mexico” prepared by Gary D. Belik, P.Geo.

6.	Technical report dated January 20, 2008 entitled “Summary Report on the Incahuasi Gold Project, Northwest Argentina” prepared by Michael Henrichsen, P.Geo of Red Viking Consulting
7.

Technical report dated December 15, 2007 entitled “Technical Report on the Iron Sands Project: The Pampa El Toro, Carbonera and Tanaca Dune Fields, near Nazca, Peru” prepared by Mark D. Cruise, Euro Geol.

8.(3)	Technical Report dated August 6, 2005 entitled “Geological Valuation report of the Pampa de Pongo Property, Arequipa Department, Caraveli Province, Peru” prepared by Jan N. Helsen, Ph.D., P.Geo.
9.(4)	Technical Report dated March 22, 2005 entitled “Amended Geological Report on the Pampa de Pongo Property, department of Arequipa, Caraveli Province, Peru” prepared by Gary D. Belik, P.Geo.
10.	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act
11.	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act
12.	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.	Consent of Smythe Ratcliffe
15.	Consent of G. Belik
16.	Consent of M. Henrichsen
17.	Consent of M. Cruise
18.	Consent of J. Helsen
19.	Consent of K. Henderson

(1)

Incorporated by reference to the Form 6-K furnished by the Company on April 16, 2007.

(2)

Incorporated by reference to the Form 6-K furnished by the Company on January 30, 2007.

(3)

Incorporated by reference to the Form 6-K furnished by the Company on September 12, 2005.

(4)

Incorporated by reference to the Form 6-K furnished by the Company on April 29, 2005.