Form 40-F/A
CARDERO RESOURCE CORP.
filed 2008-01-31
CIK 1303936

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

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.  X     Yes          No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.         Yes    X     No

DOCUMENTS INCORPORATED BY REFERENCE

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

CARDERO RESOURCE CORP.

/s/ Hendrik van Alphen

Hendrik van Alphen

President and Chief Executive Officer

Date: January 30, 2008

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description
1.(5)	Annual Information Form
2.(5)	Audited Consolidated Financial Statements for the years ended October 31, 2007 and 2006, including the report of the auditors with respect thereto
3.	Management’s Discussion and Analysis for the year ended October 31, 2007 (as amended)
4.(1)	Management Information Circular dated April 3, 2007 in respect of the 2007 Annual General Meeting
5.(2)

Technical report dated January 5, 2007 entitled “Diamond Drill Report on the Picale Property, Baja California Norte IOCG Project (Alisitos Project) – Baja California Norte, Mexico” prepared by Gary D. Belik, P.Geo.

6.(5)	Technical report dated January 20, 2008 entitled “Summary Report on the Incahuasi Gold Project, Northwest Argentina” prepared by Michael Henrichsen, P.Geo of Red Viking Consulting
7.(5)

Technical report dated December 15, 2007 entitled “Technical Report on the Iron Sands Project: The Pampa El Toro, Carbonera and Tanaca Dune Fields, near Nazca, Peru” prepared by Mark D. Cruise, Euro Geol.

8.(3)	Technical Report dated August 6, 2005 entitled “Geological Valuation report of the Pampa de Pongo Property, Arequipa Department, Caraveli Province, Peru” prepared by Jan N. Helsen, Ph.D., P.Geo.
9.(4)	Technical Report dated March 22, 2005 entitled “Amended Geological Report on the Pampa de Pongo Property, department of Arequipa, Caraveli Province, Peru” prepared by Gary D. Belik, P.Geo.
10.	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act
11.	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act
12.	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.(5)	Consent of Smythe Ratcliffe
15.(5)	Consent of G. Belik
16.(5)	Consent of M. Henrichsen
17.(5)	Consent of M. Cruise
18.(5)	Consent of J. Helsen
19.(5)	Consent of K. Henderson

(1)

Incorporated by reference to the Form 6-K furnished by the Company on April 16, 2007.

(2)

Incorporated by reference to the Form 6-K furnished by the Company on January 30, 2007.

(3)

Incorporated by reference to the Form 6-K furnished by the Company on September 12, 2005.

(4)

Incorporated by reference to the Form 6-K furnished by the Company on April 29, 2005.

(5)

Incorporated by reference to the Company’s annual report on Form 40-F for the year ended October 31, 2007.

= ""