Form 40-F/A
CARDERO RESOURCE CORP.
filed 2008-03-11
CIK 1303936

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

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.       Yes    X  No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    X  Yes       No

REASON FOR FILING AMENDMENT NO. 2

This Amendment No. 2 to the Form 40-F annual report of Cardero Resource Corp. (the “Registrant” or the “Company”) for the fiscal year ended October 31, 2007 is being filed to correct a typographical error on the cover page to Amendment No. 1.

DOCUMENTS INCORPORATED BY REFERENCE

The Annual Information Form (“AIF”) of the Company for the fiscal year ended October 31, 2007 is incorporated herein by reference.

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

CARDERO RESOURCE CORP.

/s/ Hendrik van Alphen

Hendrik van Alphen

President and Chief Executive Officer

Date: March 11, 2008

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description
1.(5)	Annual Information Form
2.(5)	Audited Consolidated Financial Statements for the years ended October 31, 2007 and 2006, including the report of the auditors with respect thereto
3.(6)	Management’s Discussion and Analysis for the year ended October 31, 2007 (as amended)
4.(1)	Management Information Circular dated April 3, 2007 in respect of the 2007 Annual General Meeting
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

(6)

Incorporated by reference to Amendment No. 1 to the Company’s amended annual report on Form 40-F for the year ended October 31, 2007.