Form 20-F
CARDERO RESOURCE CORP.
filed 2009-04-30
CIK 1303936

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM–20F

(Mark One)

___

Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

Or

  ✓

Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended October 31, 2008

Or

____

Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from __________________ to ____________________

Or

____

Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this Shell Company Report ____________________

Commission File Number 001-32345

CARDERO RESOURCE CORP.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

#1920 – 1188 West Georgia Street

Vancouver, British Columbia, V6E 4A2

(Address of principal executive offices)

Lawrence W. Talbot, (604) 683-6332, lawrence.talbot@cardero.com

#1920 – 1188 West Georgia Street, Vancouver, British Columbia, V6E 4A2

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:   None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of Each Class

Outstanding at October 31, 2008

Common Shares, no par value

57,782,847

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes

No  ✓

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes

No ✓

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ✓

No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer

Accelerated Filer

Non-accelerated filer   ✓

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other	✓

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17  ✓

Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes

No ✓

TABLE OF CONTENTS

DEFINITIONS AND CONVERSION FACTORS

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3.

KEY INFORMATION

3.A

Selected Financial Data

3.B

Capitalization and Indebtedness

3.C

Reasons for the Offer and Use of Proceeds

3.D

Risk Factors

ITEM 4.

INFORMATION ON THE COMPANY

4.A

History and Development of the Company

4.B

Business Overview

4.C

Organizational Structure

4.D

Property, Plants and Equipment

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A

Operating Results

5.B

Liquidity and Capital Resources

5.C

Research and Development, Patents and Licences, etc.

5.D

Trend Information

5.E

Off-Balance Sheet Arrangements

5.F

Tabular Disclosure of Contractual Obligations

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A

Directors and Senior Management

6.B

Compensation

6.C

Board Practices

6.D

Employees

6.E

Share Ownership

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A

Major Shareholders

7.B

Related Party Transactions

7.C

Interests of Experts and Counsel

ITEM 8.

FINANCIAL INFORMATION

8.A

Consolidated Statements and Other Financial Information

8.B

Significant Changes

ITEM 9.

THE OFFER AND LISTING

9.A

Offer and Listing Details

9.B

Plan of Distribution

9.C

Markets

9.D

Selling Shareholders

9.E

Dilution

9.F

Expenses of the Issue

ITEM 10.

ADDITIONAL INFORMATION

10.A

Share Capital

10.B

Memorandum and Articles of Association

10.C

Material Contracts

10.D

Exchange Controls

10.E

Taxation

10.F

Dividends and Paying Agents

10.G

Statement by Experts

10.H

Documents on Display

10.I

Subsidiary Information

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A-D

Material Modifications to the Rights of Security Holders

14.E

Use of Proceeds

ITEM 15.

CONTROLS AND PROCEDURES

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

ITEM 16B.

CODE OF ETHICS

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

PART III

ITEM 17.

FINANCIAL STATEMENTS

ITEM 18.

FINANCIAL STATEMENTS

ITEM 19.

EXHIBITS

FORWARD-LOOKING INFORMATION

This Annual Report contains forward-looking statements and information, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the Company that are based on the beliefs and estimates of management as well as assumptions made by and information currently available to the Company.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  When used in this document, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof) or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur, or be achieved, or the negative of any of these terms and similar expressions, as they relate to the Company or management, are intended to identify forward-looking statements.

Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.  Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others:

  risks relating to the Company’s ability to finance the exploration and development of its mineral properties;
  permitting risks relating to the Company’s exploration and development of its mineral properties and business activities;
  risks and uncertainties relating to the interpretation of exploration results, geology, grade and continuity of the Company’s mineral deposits;
  commodity price fluctuations (particularly copper and iron commodities);
  currency fluctuations;
  risks related to governmental regulations, including environmental regulations;
  risks related to possible reclamation activities on the Company’s properties;
  the Company’s ability to attract and retain qualified management and the Company’s dependence upon such management in the development of its mineral properties;
  increased competition in the exploration industry;
  the Company’s lack of infrastructure;
  the Company’s history of losses and expectation of future losses.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein.  This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including without limitation, those referred to in this document, under the heading “Risk Factors” and elsewhere.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change.  For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors Concerning Reserve and Resource Estimates

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  These definitions differ from the definitions in the U.S. Securities and Exchange Commission (the “SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”).  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.  Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves or that they can be mined economically or legally.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all, or any part, of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or that it can be economically or legally mined.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Annual Report contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

DEFINITIONS AND CONVERSION FACTORS

The following is a glossary of certain mining and other terms used in this Annual Report:

“aeolian”	Caused or carried by the wind
“Ag”	Silver
“alteration”	Changes in the chemical or mineralogical composition of a rock, generally produced by weathering or hydrothermal solutions
“Annual Report”	This annual report of Cardero on Form 20-F
“anomalous”	Departing from the expected or normal
“anomaly”

A geological feature, especially in the subsurface, distinguished by geological, geophysical or geochemical means, which is different from the general surroundings and is often of potential economic value

“As”	Arsenic
“Au”	Gold
“BCBCA”	Business Corporations Act (British Columbia)
“BLEG”

Bulk Leachable Extractable Gold is a geochemical sampling/analysis tool used during exploration for gold.  It was developed in the early 1980s to address concerns relating to the accurately measuring fine grained gold, and dealing with problems associated with sample heterogeneity.  BLEG is essentially a chemical sieve, designed to focus on the fine grained gold fraction.

“block caving”

A mining method in which ore is allowed to collapse due to its own weight in a controlled fashion into chutes or drawpoints.  Block caving is usually used to mine large orebodies that have consistent, disseminated grade throughout.  The rock mass must contain natural fracturing in sufficient density that it will naturally cave when undercut

“Board”	The board of directors of Cardero
“breccia”	Angular broken rock fragments held together by a mineral cement or a fine-grained matrix
“Cardero”	Cardero Resource Corp., a company subsisting under the laws of British Columbia
“Cardero Argentina”	Cardero Argentina, S.A., a wholly owned Argentinean subsidiary of Cardero
“Cardero Chile”	Compania Minera Cardero Chile Limitada, a wholly owned Chilean subsidiary of Cardero
“Cardero Hierro BVI”	Cardero Hierro Peru (BVI) Ltd., a wholly owned British Virgin Islands subsidiary of Cardero Iron BVI
“Cardero Hierro Peru”	Cardero Hierro del Peru, S.A.C., a wholly owned Peruvian subsidiary of Cardero Hierro BVI
“Cardero Iron”	Cardero Iron Ore Company Ltd., a wholly owned British Columbia subsidiary of Cardero
“Cardero Iron BVI”	Cardero Iron Ore Company (BVI) Ltd., a wholly owned British Virgin Islands subsidiary of Cardero Iron
“Cardero Iron USA”	Cardero Iron Ore (USA) Inc., a wholly owned Delaware subsidiary of Cardero Iron
“Cardero Management USA”	Cardero Iron Ore Management (USA) Inc., a wholly owned Delaware subsidiary of Cardero Iron
“Cardero Peru”	Cardero Peru, S.A.C., a wholly owned Peruvian subsidiary of Cardero
“cateo”

A cateo is an exploration concession, granted under Argentine mining law, which does not permit mining but gives the owner a preferential right to apply for a mining concession (mina) for the some or all of the area of the cateo following a discovery.  Cateos are measured in 500 hectare unit areas, and a single cateo cannot exceed 20 units (10,000 hectares)

“CCDL”	Cerro Colorado Development Ltd., a wholly owned British Columbia subsidiary of Cardero
“clastic”

Pertaining to a rock or sediment composed principally of fragments derived from pre-existing rocks or minerals and transported some distance from their places of origin; also said of the texture of such a rock

“cm”	Centimetres
“Co”	Cobalt
“Common Shares”	The common shares without par value in the capital stock of the Company as the same are constituted on the date hereof
“Company”	Cardero, together with all of its direct and indirect subsidiaries
“conglomerate”

A coarse grained clastic sedimentary rock, composed of rounded to sub-angular fragments larger than 2mm in diameter set in a fine-grained matrix of sand or silt, and commonly cemented by calcium carbonate, iron oxide, silica or hardened clay

“Cu”	Copper
“deposit”

A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures.  Such a deposit does not qualify as a commercially mineable ore body or as containing reserves or ore, unless final legal, technical and economic factors are resolved

“diamond drill”

A type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of the long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock which is recovered in long cylindrical sections, an inch or more in diameter

“dike”	A tabular body of igneous rock that cuts across the structure of adjacent rocks or cuts massive rocks (cf: “Sill”)
“dip”	The angle that a stratum or any planar feature makes with the horizontal, measured perpendicular to the strike and in the vertical plane
“direct reduction”

In a direct reduction process, lump iron oxide pellets and/or lump iron ore are reduced (oxygen removed) by a reducing gas, producing direct reduced iron (DRI).  If the cooling stage is omitted, the DRI can be immediately briquetted into hot briquetted iron (HBI)

“Director”	A member of the Board
“disseminated”	Fine particles of mineral dispersed throughout the enclosing rock
“distal”	Said of an ore deposit formed at a considerable distance (e.g. tens of kilometres) from the volcanic source from which its constituents have been derived
“DRI”

Direct reduced iron is a virgin iron source that is relatively uniform in composition, and virtually free from tramp or deleterious elements.  It is used increasingly in electric furnace steelmaking to dilute the contaminants present in the scrap used in these processes.  It has an associated energy value in the form of combined carbon, which has a tendency to increase furnace efficiency

“dune”	A mound, ridge or hill of wind-blown sand, either bare or covered with vegetation
“epithermal”	Said of a hydrothermal mineral deposit formed within about 1 kilometre of the earth’s surface and in the temperature range of 50-200° C, occurring mainly as veins
“executive officer”

When used in relation to any issuer (including Cardero) means an individual who is:

(a)

a chair, vice chair or president;

(b)

a vice-president in charge of a principal business unit, division or function, including sales, finance or production;

(c)

an officer of the issuer or any of its subsidiaries that performs a policy-making function in respect of the issuer; or

(d)

performing a policy-making function in respect of the issuer

“exsolved”

Said of a substance that has undergone “exsolution”, being the process of the separation of an initially homogenous solution into at least two different crystalline minerals without the addition or removal of any materials – usually occurs upon cooling

“Fe”	Iron
“felsic”	An igneous rock having abundant light coloured minerals, also, applied to those minerals (quartz, feldspars, feldspathoids, muscovite) as a group
“footwall”	The mass of rock beneath a fault, orebody or mine working; especially the wall rock beneath an inclined vein or fault
“gangue”	The valueless rock or mineral aggregates in an ore; that part of the ore that is not economically desirable but cannot be avoided in mining. It is separated from the ore minerals during concentration
“gneiss”

A foliated rock formed by regional metamorphism, in which bands or lenticles of granular minerals alternate with bands or lenticles of minerals with flaky or elongate prismatic habit.  Mineral composition is not an essential factor in its definition

“g/t”	Grams per metric tonne
“grab sample”

A sample composed of one or more pieces of rock, collected from a mineralized zone that, when analyzed, do not represent a particular width of mineralization nor necessarily the true mineral concentration of any larger portion of a mineralized zone

“grade”	To contain a particular quantity of ore or mineral, relative to other constituents, in a specified quantity of rock
“hematite”	A common iron mineral found in igneous, sedimentary and metamorphic rocks – a principal ore of iron
“hydrothermal”	A term pertaining to hot aqueous solutions of magmatic origin which may transport metals and minerals in solution
“hypabyssal”	A general adjective applied to minor intrusions such as sills and dikes, and to the rocks that compose them, which have crystallized under conditions intermediate between plutonic and extrusive
“ilmenite”	An iron black opaque rhombohedral mineral (FeTiO3) – the principal ore of titanium
“intrusion”	The process of the emplacement of magma in pre-existing rock, magmatic activity. Also, the igneous rock mass so formed
“intrusive”	Of or pertaining to intrusion, both the process and the rock so formed
“IOCG”	iron oxide copper-gold
“km”	Kilometre(s)
“lens”	A body of ore or rock that is thick in the middle and thin at the edges, like a doubly convex lens (adj: “lenticular”)
“m”	Metre(s)
“mm”	Millimetre(s)
“mafic”	Said of an igneous rock composed chiefly of dark, ferromagnesian minerals, also, said of those minerals
“magmatic”	Of, or pertaining to, or derived from, magma
“magnetic separation”

A process in which a magnetically susceptible mineral is separated from gangue minerals by applying a strong magnetic field; ores of iron are commonly treated in this way.  It can be either “dry”(the matter to undergo separation does not have any added fluids, such as water) or “wet” (the matter to undergo separation has a fluid, such as water, added prior to undergoing separation)

“magnetite”	A black, isometric, strongly magnetic, opaque mineral of the spinel group which constitutes an important ore of iron and is a very common and widely distributed accessory mineral in rock of all kinds
“massive”	Said of a mineral deposit, especially of sulphides, characterized by a great concentration of ore in one place, as opposed to a disseminated or veinlike deposit
“metallogeny”	The study of the genesis of mineral deposits, with emphasis on their relationship in space and time to regional petrographic and tectonic features of the earth’s crust
“metasomatism”	The process of practically simultaneous capillary solution and deposition by which a new mineral may grow in the body of an old mineral or mineral aggregate (syn: “replacement”)
“migmatites”	A rock composed of igneous or of igneous appearing and/or metamorphic materials, which are generally distinguishable megascopically
“mina”

A mina is a mining concession, granted under Argentine mining law, which permits mining within the area of the concession on a commercial basis.  The area of a mina is measured in “pertenencias”.  A mina may be applied for following a formal declaration of a discovery within the area of the mina.  Each mina may consist of two or more pertenencias.  “Common pertenencias” are six hectares and “disseminated pertenencias” are 100 hectares (relating to disseminated deposits of metals rather than discrete veins).  The applicable mining authority may determine the number of pertenencias required to cover the geologic extent of the mineral deposit in question.  Once granted, minas have an indefinite term assuming exploration, development or mining is in progress

“mineral reserve”

The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined and processed

“mineral resource”

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.  The term “mineral resource” covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which mineral reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors.  The phrase “reasonable prospects for economic extraction” implies a judgement by a qualified person (as that term is defined in NI 43-101) in respect of the technical and economic factors likely to influence the prospect of economic extraction.  A mineral resource is an inventory of mineralization that, under realistically assumed and justifiable technical and economic conditions, might become economically extractable

“mineralization”	The concentration of metals and their chemical compounds within a body of rock
“MMC”	Minerales Y Metales California, S.A. de C.V., a wholly owned Mexican subsidiary of Cardero
“National Instrument 43-101”/ “NI 43-101”	National Instrument 43-101 of the Canadian Securities Administrators entitled “Standards of Disclosure for Mineral Projects”
“NSR”	Net smelter return, a form of royalty
“NYSE-A”	NYSE Amex (formerly, the American Stock Exchange)
“open pit”	A surface mine, open to daylight, such as a quarry. Also referred to as open-cut or open-cast mine
“pelite”	A mudstone or lutite
“pelitic”	Pertaining to or derived from pelite; esp. said of a sedimentary rock composed of a clay or a metamorphic rock derived from a pelite
“pig iron”

Semi-finished metal produced from iron ore in blast furnace, containing 92 percent iron, high amounts of carbon (typically up to 3.5 percent), with the balance consisting largely of manganese and silicone plus small amounts of phosphorus, sulphur, and other impurities.  Pig iron is further refined in a furnace for conversion into steel.  The term was derived from the 19th century method of casting the bars of the pig iron in depressions or moulds formed in the sand floor adjacent to the furnace.  These were connected to a runner (known as a sow) and when filled with metal the runner and the numerous smaller moulds were supposed to resemble a litter of suckling pigs, hence the term pig iron

“porphyry”	An igneous rock of any composition that contains conspicuous phenocrysts (relatively large crystals) in a fine-grained groundmass
“PPB” or “ppb”	Parts per billion
“PPM” or “ppm”	Parts per million
“pseudomorph”	A mineral whose outward crystal form is that of another mineral; it is described as being “after” the mineral whose outward form it has. Adj: “pseudomorphous”
“SHV”	Sediment Hosted Vein, a reference to a family of gold deposits that consist of gold in quartz veins hosted by shale and siltstone sedimentary rocks
“sill”	A tabular igneous intrusion that parallels the planar structure of the surrounding rock (cf: dike)
“slag”

A product of smelting, containing, mostly as silicates, the substances not sought to be produced as matte or metal, and having a lower specific gravity than the latter; called also, esp. in iron smelting, cinder.  The slag of iron blast furnaces is essentially a silicate of calcium, magnesium, and aluminum; that of lead and copper smelting furnaces contains iron

“strike”	The direction taken by a structural surface
“sulphide”	A mineral compound characterized by the linkage of sulphur with a metal, such as galena (lead sulphide) or pyrite (iron sulphide)
“TiO2”	Titanium dioxide, also known as “titanium oxide” or “titania”, a naturally occurring oxide of titanium
“tailings”	The material that remains after all metals considered economic have been removed from ore during milling
“TSE”	Toronto Stock Exchange
“V2O5”	Vanadium pentoxide, an important compound of vanadium, used primarily for the production of sulphuric acid and ferrovanadium

Metric Equivalents

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Tons	Tonnes	0.907185
Ounces (troy)/ton	Grams/Tonne	34.2857
1 mile = 1.609 kilometres 1 acre = 0.405 hectares 2,204.62 pounds = 1 metric ton = 1 tonne	2000 pounds (1 short ton) = 0.907 tonnes 1 ounce (troy) = 31.103 grams 1 ounce (troy)/ton = 34.2857 grams/tonne

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

3.A

Selected Financial Data

The summary consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements as of and for the years ended October 31, 2008, October 31, 2007 and October 31, 2006, together with the notes thereto, which appear elsewhere in this Annual Report.  The summary consolidated financial information set forth below for the financial years ended October 31, 2005 and October 31, 2004 is derived from the consolidated financial statements as of and for the years ended October 31, 2005 and October 31, 2004, respectively, which have been included in the Company’s previously filed annual reports on form 40-F. The Company’s consolidated financial statements as of and for the years ended October 31, 2008, October 31, 2007, October 31, 2006, October 31, 2005 and October 31, 2004 have been audited by Smythe Ratcliffe LLP, Chartered Accountants.

The Company’s consolidated financial information is presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which are different in some respects from U.S. generally accepted accounting principles (“U.S. GAAP” or “United States GAAP”).  Reference is made to Note 15 of the consolidated financial statements for a discussion of the material differences between Canadian GAAP and U.S. GAAP - See “Item 17 - Financial Statements”.

	Fiscal Years Ended October 31
	2008 $	2007 $	2006 $	2005 $	2004 $

Revenue (Interest Income)	92,501	231,022	351,378	376,289	284,858
Loss from operations	(8,999,874)	(7,465,806)	(6,481,022)	(5,642,844)	(5,073,922)
Realized gain on available-for-sale of investments	258,920	1,818,236	-	-	-
Unrealized gain (loss) on derivative investments	(1,800,000)	260,000	-	-	-
Write-down of resource properties	(5,366,125)	(3,538,466)	(2,052,145)	(1,190,641)	(4,521,367)

Income (loss) for the year(1)	(15,829,662)	(8,313,490)	(8,190,142)	(6,462,890)	(9,323,002)
Deficit, beginning of year	(35,186,052)	(29,412,562)	(21,222,420)	(14,759,530)	(5,436,528)
Adjustment to opening balance - change in accounting policy	-	2,540,000	-	-	-
Deficit, end of year(1)	(51,015,714)	(35,186,052)	(29,412,562)	(21,222,420)	(14,759,530)
Income (loss) per share(1)	(0.29)	(0.18)	(0.19)	(0.16)	(0.26)

1

Under United States GAAP, all mineral exploration and development expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located.  The amounts in the table are expressed under Canadian GAAP, which allows resource exploration and development property expenditures to be deferred during this process.

The weighted average outstanding number of Common Shares used to calculate income (loss) per share for the following fiscal periods are: 53,918,438 for the year ended October 31, 2008, 46,431,351 for the year ended October, 2007, 42,741,186 for the year ended October 31, 2006, 40,938,200 for the year ended October 31, 2005, and 35,198,762 for the year ended October 31, 2004.

To date, the Company has not generated any cash flow from its operations to fund ongoing activities and cash commitments.  The Company has financed its operations principally through the sale of its equity securities.  The Company believes that it has sufficient financial resources to conduct all of the planned exploration of current mineral property interests and to fund ongoing overhead expenses for the next twelve months.  In the future, the Company may need to raise additional capital through the sale of equity securities to fund further exploration activities.  See “Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources”.  The Company may not be able to raise the necessary funds, if any, and may not be able to raise such funds at terms which are acceptable to the Company.  If the Company is unable to raise adequate finances to fund the proposed activities, the Company will reassess alternatives and may be required to abandon one or more of its property interests as a result.

Balance Sheet Data:

	Fiscal Years Ended October 31
	2008 $	2007 $	2006 $	2005 $	2004 $
Current Assets	3,306,538	3,343,976	6,147,167	16,245,905	17,593,403
Resource Properties	22,674,246	20,549,336	18,680,316	12,188,346	6,590,392
Total Assets	34,004,365	34,064,716	27,172,271	28,480,066	24,231,580
Current/Total Liabilities	870,208	594,056	478,621	809,232	804,112
Share Capital	68,824,822	55,473,921	49,460,316	43,917,324	34,666,470
Shareholders’ Equity	33,134,157	33,470,660	26,693,650	27,670,834	23,427,468

The above financial information is presented in accordance with Canadian GAAP, which are different in some respects from U.S. GAAP.  The effect of these differences on the Company’s financial performance is summarized in the following table:

	Fiscal Years Ended
	October 31	October 31	October 31	October 31	October 31
	2008 $	2007 $	2006 $	2005 $	2004 $
Consolidated statement of
operations
Income (loss) for the year under Canadian GAAP	(15,829,662)	(8,313,490)	(8,190,142)	(6,462,890)	(9,323,002)
Acquisition of mineral interests	-	-	(2,473,282)	(3,215,771)	(2,970,195)
Reverse write off of exploration expenses	4,177,436	857,524	2,052,145	1,190,641	4,521,367
Mineral property exploration and development expenditures, net	(4,324,115)	(3,483,188)	(6,070,834)	(3,572,824)	(3,388,989)

Net loss per United States GAAP, as previously reported	(15,976,341)	(10,939,154)	(14,682,113)	(12,060,844)	(11,160,819)
Unrealized gain on investments	-	-	2,540,000	-	-
Acquisition of resource properties capitalized	-	-	1,322,412	2,693,637	(646,403)
Income (loss) for the year under US GAAP	(15,976,341)	(10,939,154)	(10,819,701)	(9,367,207)	(10,514,416)

Income (loss) per share – US GAAP	(0.30)	(0.23)	(0.25)	(0.23)	(0.32)

	Fiscal Years Ended
	October 31	October 31	October 31	October 31	October 31
	2008 $	2007 $	2006 $	2005 $	2004 $
Consolidated Balance Sheet
Total assets per Canadian GAAP	34,004,365	34,064,716	27,172,271	28,480,066	24,231,580
Mineral Properties
Canadian GAAP
Resource property expenditures (cumulative) expensed under US GAAP	(14,071,172)	(13,924,493)	(18,680,316)	(12,188,346)	(6,590,392)
Fair value adjustment to investment	-	-	6,840,000	-	-
Fair value adjustment to derivative financial instruments	-	-	2,540,000	-	-
Adjustment to acquisition of mineral properties capitalized	-	-	7,381,487	6,059,075	-

Total assets per United States GAAP	19,933,193	20,140,223	25,253,442	22,350,795	17,641,188

Liabilities and equity under Canadian GAAP	34,004,365	34,064,716	27,172,271	28,480,066	24,231,580
Mineral property expenditures (cumulative)	(14,071,172)	(13,924,493)	(18,680,316)	(12,188,346)	(6,590,392)
Accumulated comprehensive income	-	-	6,840,000	-	-
Fair value adjustment to derivative financial instruments	-	-	2,540,000	-	-
Adjustment to acquisition of mineral properties capitalized	-	-	7,381,487	6,059,075	-
Liabilities and equity under United States GAAP	19,933,193	20,140,223	25,253,442	22,350,795	17,641,188

Exchange Rate Data

The Company maintains its accounts in Canadian dollars.  The audited financial statements are prepared in accordance with Canadian GAAP.  All references to dollars in this Annual Report are to the Canadian dollar unless designated as the United States dollar (USD).

The following table sets forth, for the periods indicated, certain exchange rates based on the noon buying rate in Canadian dollars as reported by the Bank of Canada.  On April 24, 2009, the exchange rate was USD 1.00 per CAD 1.2093.  The high and low exchange rates (CAD per USD 1.00) for each month during the previous six months were as follows:

	High	Low
March, 2009	1.3000	1.2245
February 2009	1.2707	1.2192
January 2009	1.2741	1.1823
December 2008	1.2969	1.1965
November 2008	1.2855	1.1499
October 2008	1.2943	1.0609

The following table expresses the average exchange rate for the five most recent financial years.  The average exchange rate is based on the average of the noon buying rates (CAD per USD 1.00) in Canadian dollars as reported by the Bank of Canada on the last day of each month during such periods.

	For Years Ended October 31
	2008	2007	2006	2005	2004
Average Rate during Period	1.0716	1.0666	1.1308	1.2085	1.2980

3.B

Capitalization and Indebtedness

Not applicable.

3.C

Reasons for the Offer and Use of Proceeds

Not applicable.

3.D

Risk Factors

The Company, and thus the securities of Cardero, should be considered a speculative investment and investors should carefully consider all of the information disclosed in this Annual Report prior to making an investment in the Company.  In addition to the other information presented in this Annual Report, the following risk factors should be given special consideration when evaluating an investment in any of Cardero’s securities.

Risks Associated with Exploration

The Company has no known reserves on its properties.

The Company has no mineral producing properties and has never generated any revenue from its operations.  The majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.  Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered “resources” or “reserves.”  The Company has no known bodies of commercial ore or economic deposits and has not defined or delineated any proven or probable reserves or resources on any of its properties.  The Company may never discover any gold, silver, iron, copper or other minerals from mineralized material in commercially exploitable quantities and any identified mineralized deposit may never qualify as a commercially mineable (or viable) reserve.  In addition, the Company is in its early stages of exploration and substantial additional work will be required in order to determine if any economic deposits exist on the Company’s properties.  Substantial expenditures are required to establish ore reserves through drilling and metallurgical and other testing techniques.  No assurance can be given that any level of recovery of the ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercial mineable ore body which can be legally and economically exploited.

Even if commercial quantities of minerals are discovered on the Company’s properties, those properties might not be brought into a state of commercial production.  Estimates of mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable.  Fluctuations in the market prices of minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic.  Material changes in mineralized material, grades or recovery rates may affect the economic viability of projects.  Finding mineral deposits is dependent on a number of factors, not the least of which are the technical skills of exploration personnel involved.  The commercial viability of a mineral deposit, once discovered, is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure and resource markets, as well as factors independent of the attributes of the deposit, such as government regulations and metal prices.  Most of these factors are beyond the control of the entity conducting such mineral exploration.  Moreover, short-term operating factors relating to mineral resources, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations, if any, to be unprofitable in any particular period.

These risks may limit or prevent the Company from making a profit from the exploration and development of its mineral properties and could negatively affect the value of the Company’s equity.

The Company faces risks related to exploration and development, if warranted, of its properties.

The level of profitability of the Company, if any, in future years will depend to a great degree on gold, silver, iron, copper and other commodity prices and whether any of the Company’s exploration stage properties can be brought into production.  The exploration for and development of mineral deposits involves significant risks.  It is impossible to ensure that the current and future exploration programs and/or feasibility studies on the Company’s existing mineral properties will establish reserves.  Whether an ore body will be commercially viable depends on a number of factors, including, but not limited to: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which cannot be predicted and which have been highly volatile in the past; mining, processing and transportation costs; perceived levels of political risk and the willingness of lenders and investors to provide project financing; labour costs and possible labour strikes; and governmental regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting materials, foreign exchange, environmental protection, employment, worker safety, transportation, and reclamation and closure obligations.

The Company is also subject to the risks normally encountered in the mining industry, such as:

  unusual or unexpected geological formations;
  fires, floods, earthquakes, volcanic eruptions, and other natural disasters;
  power outages and water shortages;
  cave-ins, land slides, and other similar mining hazards;
  labour disruptions and labour disputes;
  inability to obtain suitable or adequate machinery, equipment, or labour;
  liability for pollution or other hazards; and
  other known and unknown risks involved in the operation of mines and the conduct of exploration.

The development of mineral properties is affected by many factors, including, but not limited to: the cost of operations, variations in the grade of ore, fluctuations in metal markets, costs of extraction and processing equipment, availability of equipment and labour, labour costs and possible labour strikes, and government regulations, including without limitation, regulations relating to taxes, royalties, allowable production, importing and exporting of minerals, foreign exchange, employment, worker safety, transportation, and environmental protection.  Depending on the price of minerals, the Company may determine that it is impractical to commence, or, if commenced, continue, commercial production. Such a decision would negatively affect the Company’s profits and may affect the value of its equity.

The Company’s properties may be subject to unregistered agreements, transfers or claims and title may be adversely affected by undetected defects or aboriginal claims.

The Company has not conducted a legal survey of the boundaries of any of its properties, and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt.  The Company has obtained only limited formal title reports on some of its properties and title to all of its properties may be in doubt.  The Company’s properties may be subject to unregistered agreements, transfers or claims and title may be adversely affected by such undetected defects.  If title is disputed, the Company may have to defend its ownership through the courts, and the Company cannot guarantee that a favourable judgment will be obtained.  Any litigation could be extremely costly to the Company and could limit the available capital for use in other exploration and development activities.  The Company may require additional financing to cover the costs of any litigation necessary to establish title.  In the event of an adverse judgment with respect to any of its mineral properties, the Company could lose its property rights and may be required to cease its exploration and development activities on that property.  Mining operations may also be affected by claims of native peoples, any of which could have the effect of reducing or preventing the Company from exploiting any possible mineral reserves on its properties.

Mineral operations are subject to government regulations.

The Company’s primary exploration properties are located in Peru, Argentina, Mexico and the State of Minnesota.  The federal governments of Peru, Argentina, Mexico and the United States and the governments of the various provinces and states of Peru, Argentina and Mexico and of the State of Minnesota regulate mining operations and require mining permits and licenses.  There can be no guarantee that the Company will be able to obtain all necessary permits and approvals from various federal, state, and local government authorities that may be required in order to undertake exploration activities or commence construction or operation of mine facilities on its properties.  Further, there is no guarantee that the federal, state, and local governments will not change the terms and conditions of these permits and licenses, adversely affecting the Company, or that such governments will not completely revoke these licenses, terminating the Company’s property rights and requiring the Company to cease exploration and development activities on one or more of its properties.  If the Company is unable to obtain and maintain any necessary permits, it may be forced to abandon all or a portion of its properties.

Mining operations are subject to a wide range of government regulations including, but not limited to: restrictions on production and production methods, price controls, tax increases, expropriation of property, import and export control, employment laws, worker safety regulations, environmental protection, protection of agricultural territory or changes in conditions under which minerals may be marketed.

Mineral operations are subject to market forces outside of the Company’s control.

The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing.  These factors include, but are not limited to, market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, import restrictions applicable to equipment and supplies, export controls and supply and demand.  One or more of these risk elements could have an impact on costs of an operation and, if significant enough, reduce the profitability of the operation and threaten its continuation.

The mining industry is highly competitive.

The business of the acquisition, exploration, and development of mineral properties is intensely competitive.  The Company will be required to compete, in the future, directly with other corporations that have better access to potential mineral resources, more developed infrastructure, more available capital, better access to necessary financing, and more knowledgeable and available employees than the Company.  The Company may encounter competition in acquiring mineral properties, hiring mining professionals or obtaining mining resources, such as manpower, drill rigs, and other mining equipment.  Such corporations could outbid the Company for potential projects or produce minerals at lower costs.  Increased competition could also affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Mining and mineral exploration have substantial operational risks which are uninsured or uninsurable risks.

Exploration, development and mining operations involve various hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual or unexpected rock formations, structural cave-ins or slides, flooding, fires, metal losses and periodic interruptions due to inclement or hazardous weather conditions.  These risks could result in damage to or destruction of mineral properties, facilities or other property, personal injury, environmental damage, delays in operations, increased cost of operations, monetary losses and possible legal liability.  The Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all.  The Company may elect not to insure where premium costs are disproportionate to its perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Environmental Regulatory Requirements

In connection with its operations and properties, the Company is subject to extensive and changing environmental legislation, regulation and actions.  The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted.  The recent trend in environmental legislation and regulation, generally, is toward stricter standards and this trend is likely to continue in the future.  This recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands.  These regulations may require the acquisition of permits or other authorizations for certain activities.  These laws and regulations may also limit or prohibit activities on certain lands.  Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect the Company’s results of operations and business, or may cause material changes or delays in the Company’s intended activities.

The Company’s operations may require additional analysis in the future including environmental and social impact and other related studies.  Certain activities require the submission and approval of environmental impact assessments.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers, and employees.  There can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to continue its operation or its exploration of its properties or, if feasible, to commence development, construction or operation of mining facilities at such properties on terms which enable operations to be conducted at economically justifiable costs.

Other Regulatory Requirements

The Company’s activities are subject to extensive regulations governing various matters, including management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, regulations concerning business dealings with indigenous peoples, labour standards on occupational health and safety, including mine safety, and historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures.  The Company may also be required to compensate those suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements.  It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of the Company’s operations and delays in the exploration and development of its mineral properties.

Financing Risks

The Company has a history of losses and no revenues.

The Company is a mineral exploration company without operations and has historically incurred losses.  To date, the Company has not recorded any revenues from its operations nor has the Company commenced commercial production on any of its properties.  The Company does not expect to receive revenues from operations in the foreseeable future, if at all.  The Company expects to continue to incur losses unless and until such time as properties enter into commercial production and generate sufficient revenues to fund its continuing operations.

Until such time, the Company will be dependent upon future external financing in order to meet its capital requirements and continue its plan of operations.  Although the Company has raised additional private placement financing in the fiscal year ended October 31, 2008, these funds are likely not sufficient to undertake all planned acquisition, exploration, and development programs of the Company.  The Company cannot guarantee that it will obtain necessary financing.  The development of the Company’s properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties.  The amounts and timing of expenditures will depend on the progress of on-going exploration, assessment and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the Company’s acquisition of additional properties and other factors, many of which are beyond the Company’s control.  The Company may never generate any revenues or achieve profitability.

The Company may require additional capital to meet its capital requirements for future fiscal years.

The Company has raised additional private placement financing, and generated some additional funding through the exercise of outstanding warrants and options and the sale of its investments in the fiscal year ended October 31, 2008.  However, the Company does not have sufficient financial resources to undertake all of its planned acquisition, exploration and development programs in the financial year ending October 31, 2009, and will need to raise additional funding (some of which has been recently provided through the sale, in January, 2009, of some of its holding of common shares of International Tower Hill Mines Ltd.).  In the future, the Company’s ability to continue its exploration, assessment, and development activities depends in part on the Company’s ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or some combination of these or other means.  There can be no assurance that any such arrangements will be concluded and the associated funding obtained.  There can be no assurance that the Company will generate sufficient revenues to meet its obligations as they become due or will obtain necessary financing on acceptable terms, if at all.  The failure of the Company to meet its on-going obligations on a timely basis will likely result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties.  The Company’s priority is to maintain its Pampa de Pongo and Pampa el Toro projects (both of which have minimal holding costs during the financial year ending October 31, 2009).  In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those in the financial statements included in this Annual Report.

Recent market events and conditions, including disruptions in the U.S. and international credit markets and other financial systems and the deterioration of the U.S. and global economic conditions, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on the Company’s ability to fund its working capital and other capital requirements.

In 2007, 2008 and into 2009, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, subprime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities.  These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence.  These conditions have continued and worsened in 2008 and into 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions.  Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially.  In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies.  These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations.  The Company’s access to additional capital may not be available on terms acceptable to the Company or at all.

Currency fluctuation may affect the Company’s operations and financial stability.

While engaged in the business of exploiting mineral properties, the Company’s operations outside Canada make it subject to foreign currency fluctuation and such fluctuations may adversely effect the Company’s financial positions and results.  Such fluctuations are outside the control of the Company and may be largely unpredictable.  Management may not take any steps to address foreign currency fluctuations that will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

The prices of precious and base minerals and metals fluctuate widely and may not produce enough revenue to cover the Company’s costs.

Even if commercial quantities of mineral deposits are discovered, there is no guarantee that a profitable market will exist for the sale of the metals produced.  The Company’s long-term viability and profitability depend, in large part, upon the market price of metals which have experienced significant movement over short periods of time, and are affected by numerous factors beyond the Company’s control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  There can be no assurance that the price of any minerals produced from the Company’s properties will be such that any such deposits can be mined at a profit.

The Company is dependent upon key management employees.

The success of the Company’s operations will depend upon numerous factors, many of which are beyond its control, including (i) the Company’s ability to enter into strategic alliances through a combination of one or more joint ventures, mergers or acquisition transactions; and (ii) the Company’s ability to attract and retain additional key personnel in sales, marketing, technical support and finance.  The Company has relied, and may continue to rely, upon consultants and others for operating expertise.

The Company’s growth will require new personnel, which it will be required to recruit, hire, train and retain.

The Company expects significant growth in the number of its employees if it determines that a mine at any of its properties is commercially feasible, it is able to raise sufficient funding and it elects to develop the property.  This growth will place substantial demands on the Company and its management, and the Company’s ability to assimilate new personnel will be critical to its performance.  The Company will be required to recruit additional personnel and to train, motivate and manage employees.  It will also have to adopt and implement new systems in all aspects of its operations.  This will be particularly critical if the Company decides not to use contract miners at any of its properties.  There is no assurance that the Company will be able to recruit the personnel required to execute its programs or to manage these changes successfully.

The Company has limited experience with development stage mining operations.

The Company has limited experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise.  There can be no assurance that the Company will have available, the necessary expertise when and if it places a property into production.

Certain of the Company’s directors and officers are also directors and/or officers and/or shareholders of potential competitors of the Company, giving rise to potential conflicts of interest.

Several of the Company’s directors and officers are also directors, officers or shareholders of other companies.  Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Company.  Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that the Company may enter into a transaction on terms which could place the Company in a worse position than if no conflict existed.  Conflicts, if any, will be dealt with in accordance with the relevant provisions of the BCBCA.  The Company’s directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they many have in any project or opportunity in respect of which the Company is proposing to enter into a transaction.

Risks Relating to an Investment in the Securities of the Company

Stock market price and volume volatility.

The market for the Common Shares may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e., mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change of demand for the mineral and an attendant change in the price for the mineral.  The Common Shares can be expected to be subject to significant volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the price of the Common Shares can also be expected to be subject to significant volatility resulting from purely market forces over which the Company has no control.  Further, despite the existence of a market for trading the Common Shares in both Canada and in the United States, stockholders of the Company may be unable to sell significant quantities of Common Shares in the public trading markets without a significant reduction in the price of the stock.

Dilution through the granting of options.

Because the success of the Company is highly dependent upon the performance of its directors, officers, employees and consultants, the Company has granted, and will in the future grant, to some or all of its directors, officers, employees and consultants, options to purchase its Common Shares as non-cash incentives.  Those options may be granted at exercise prices below those for the Common Shares prevailing in the public trading market at the time or may be granted at exercise prices equal to market prices at times when the public market is depressed.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.

The Company may experience difficulty complying with its upcoming obligations under the Sarbanes-Oxley Act of 2002.

While the Company believes it has adequate internal control over financial reporting, it is required, on a yearly basis, to evaluate its internal controls under Section 404 of the Sarbanes-Oxley Act of 2002.  Any adverse results from such evaluations could result in a loss of investor confidence in the Company’s financial reports and have an adverse effect on the price of the Common Shares.

During the evaluation and testing process, if the Company identifies one or more material weaknesses in its internal control over financial reporting, it will be unable to assert that such internal control is effective.  If the Company is unable to assert that its internal control over financial reporting is effective as of October 31, 2009 (or if its auditors are unable to attest that its management’s report is fairly stated or if they are unable to express an opinion on the effectiveness of its internal controls), the Company could lose investor confidence in the accuracy and completeness of its financial reports, which would have a material adverse effect on its stock price.

The Company expects that it will be considered a passive foreign investment company or “PFIC”

Investors in the Common Shares that are U.S. taxpayers should be aware that the Company believes that it was a passive foreign investment company under Section 1297(a) of the U.S. Internal Revenue Code of 1986, as amended (a “PFIC”) for the taxable year ended October 31, 2008, and based on current business plans and financial expectations, the Company expects that it will be a PFIC for the taxable year ending October 31, 2009.  If the Company is or becomes a PFIC, generally any gain recognized on the sale of Common Shares and any excess distributions (as specifically defined in Item 10.E – Taxation - Certain United States Federal Income Tax Considerations), paid on the Common Shares must be rateably allocated to each day in a U.S. taxpayer’s holding period for Common Shares.  The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayers holding period for Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. taxpayer that makes a Qualified Electing Fund (a “QEF”) election with respect to his or her investment generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro-rata share of the Company’s net capital gain and ordinary earnings (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by the Company.  U.S. taxpayers should be aware, however, that there can be no assurance that the Company will satisfy record keeping requirements under the QEF rules or that the Company will supply U.S. taxpayers with required information under the QEF rules, in the event that it is a PFIC and a U.S. taxpayer wishes to make a QEF election.  As a second alternative, a U.S. taxpayer may make a mark-to-market election if the Company is a PFIC and Common Shares are marketable stock (as specifically defined in Item 10.E – Taxation - Certain United States Federal Income Tax Considerations).  A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of Common Shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in Common Shares.

The above paragraphs are qualified in their entirety by Item 10.E – Taxation - Certain United States Federal Income Tax Considerations.  Investors should consult their own tax advisor regarding the PFIC rules and other U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

The Company does not intend to pay cash dividends and there is no assurance that it will ever declare cash dividends.

The Company intends to retain any future earnings to finance its business and operations and any future growth.  Therefore, the Company does not anticipate paying any cash dividends in the foreseeable future.

ITEM 4.

INFORMATION ON THE COMPANY

4.A

History and Development of the Company

Cardero was incorporated as a company under the Company Act (British Columbia) on December 31, 1985 under the name “Halley Resources Ltd.”.  The name was subsequently changed to “Rugby Resources Limited” on September 6, 1991, to “Euro Ad Systems Inc.” on April 30, 1993, to “Sun Devil Gold Corp.” on July 3, 1997, and to “Cardero Resource Corp.” on May 18, 1999.  Cardero is governed by the BCBCA.

The Common Shares are publicly traded on the TSX under the trading symbol “CDU”, on the NYSE-A under the trading symbol “CDY” and on the Frankfurt Stock Exchange under the trading symbol “CR5”.

Cardero’s head office is located at Suite 1920 - 1188 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4A2.  Cardero’s head office phone number is 604-408-7488 and the fax number is 604-408-7499.  Cardero’s registered and records office and address for service is Suite 2300, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5.

The Company’s principal business carried on and intended to be carried on by it is the acquisition and exploration of natural resource properties.  The Company intends on expending its existing cash resources to carry out exploration on its currently held mineral properties, to pay for administrative costs during the fiscal year ending October 31, 2009, and for working capital.  The Company may also decide to acquire other property interests in addition to mineral property interests currently held by it and to dispose of mineral property interests currently held by it.

Over the past three financial years, the Company focussed on the acquisition and exploration of mineral properties primarily in Argentina, Mexico and Peru and, more recently, the United States.  During the 2006, 2007 and 2008 financial years, the Company entered into a number of option agreements to acquire properties in these countries that it believes have the potential to host large gold, silver, copper-gold and/or iron ore/titanium/vanadium deposits.  Some of these, such as the Cerro Juncal, Cerro Atajo, Chingolo and Huachi properties in Argentina, the La Zorra and Ludivina properties in Mexico, the Lircay, Daniella and Bocana properties in Peru, the Pedernales property in Chile and the properties acquired as part of its SHV Project in Argentina, have since been returned to the respective vendors or abandoned, and the associated costs written off, in light of disappointing exploration results.  Others, such as Organullo and Los Manantiales (Mina Angela) properties in Argentina, the Corongo and Amable Maria properties in Peru and the Baja IOCG and Calera properties in Mexico are currently being reviewed, and further work is not planned at this time.

During the 2006 and 2007 financial years, the Company focused to a large extent on identifying and acquiring potential IOCG deposits (referred to as “Olympic Dam” type deposits) and entered into option agreements to acquire a number of properties in Mexico and Peru that it believes are prospective for IOCG deposits.  The Baja IOCG project in Mexico is an example of this.  In May, 2006, Anglo American Mexico, S.A. de C.V. (“Anglo”), which was earning a 51% interest in the Baja IOCG project, determined to terminate its option, and the Company now controls 100% of this project.  The Company also successfully settled the lawsuit brought against it and others by Western Telluric Resources Inc. (“WTR”) and Minera Olympic, S. de R.L. (“Minera”) (collectively, the “Plaintiffs”) in May, 2004.  Pursuant to an agreement dated October 17, 2007 (“Settlement Agreement”) among the Plaintiffs, the Company and all other parties to the various actions, all related actions were settled.  Pursuant to the Settlement Agreement, the Company agreed to issue an aggregate of 500,000 Common Shares to WTR and to grant to WTR a 1.5% NSR royalty over its existing and future acquired Baja California properties, of which the Company can acquire one-half (0.75%) for the price of $2,000,000.  The settlement transaction closed on May 23, 2008.  As a consequence of the settlement of the lawsuit, the Minera Olympic properties and the properties acquired by Anglo during the option period have been transferred to MMC.  In early 2008 the Company carried out additional detailed geological studies and subsequent geophysical work at the San Jose prospect of the Baja IOCG project, which was successful in identifying additional IOCG targets in the prospect area.  However, at this time, the Company is currently seeking a joint venture partner for this project and does not plan to carry out further work on the project at this time.

During the 2005 and 2006 financial years, the Company formulated a strategy to explore for, identify and acquire mineral properties based upon a specific geological model, being that for SHV deposits.  Company personnel determined that the Puna region of Argentina displayed all of the characteristics making it prospective for the formation of such deposits and, based on this determination, undertook a year long multidisciplinary regional exploration program targeting a SHV model in the 61,000 square kilometre Ordovician Santa Victoria Basin in north-western Argentina.  In September 2007, the Company entered into an agreement with Newmont Ventures Limited (“Newmont”) providing for the formation of a regional exploration alliance (“Alliance”) to jointly conduct exploration for a variety of gold deposit types in north-west Argentina, including SHV deposits.  Detailed geophysical surveys on pre-existing targets began in October 2007 with subsequent targets identified by BLEG sampling being screened later in the 2007-2008 field season.  However, no significant results were derived as a consequence of such programs, and the Company and Newmont therefore mutually agreed to terminate the Alliance in early January, 2009.  The Company consequently wrote off $267,157 in associated costs.

As a consequence of the disappointing exploration results on its owned or optioned Argentinean SHV projects, the Company has also determined to terminate all option agreements with respect to its gold projects in this region, and abandon all owned cateos, other than the Pirquitas property, which is the subject of a joint venture with a private Australian company.  The properties terminated or abandoned include the Incahuasi, Salar de Oro, Il Torno, Rinconada, Oros Mayo, 5C1 South, Rosario Sur, Rosario Norte and Zenteno properties.  As a consequence, the Company wrote off a total of $4,142,133 in associated costs.

During the financial year ended October 31, 2008, the Company determined to consider other significantly unexplored regions which held the potential for significant to world class base and precious metal porphyry and epithermal deposits.  It identified the Caucasian Region (consisting of Republics of Georgia, Armenia and Azerbaijan, the north-east region of Turkey and certain divisions, republics and territories in Russia) as such a region, particularly the Republic of Georgia where the Georgian Government is seeking to put in place a new mining law and promote the exploitation of the country’s mineral resources.  Accordingly, pursuant to a Memorandum of Understanding dated August 8, 2008 (but effective as and from April 25, 2008) between the Company and International Minerals and Mines Ltd., a private Gibraltar company headquartered in London (“IMM”), the Company has the right to acquire up to a 30% interest in IMM Gold Limited (“IMMG”), a subsidiary of IMM which is presently engaged in reconnaissance exploration programs in the Caucasian Region.  The Company is the manager of the exploration programs on behalf of IMMG.  Although work has been ongoing since April, 2008, and a number of prospective areas have been identified, no properties have yet been acquired by IMMG.  The Company may acquire an initial 15% interest in IMMG by issuing to IMM up to 750,000 Common Shares, consisting of an initial 500,000 Common Shares (issued on November 24, 2008, at which time the Company received 123,530 ordinary shares of IMMG, representing a 15% interest) plus up to 250,000 additional Common Shares such that if, on November 24, 2009, the volume weighted average trading price for the Common Shares on the TSX for the five trading days immediately prior to such date (“Final VWAP”) is less than $1.83, the Company will issue to IMM such number of additional Common Shares (up to a maximum of 250,000 Common Shares) as is equal to the difference between the $1.83 and the Final VWAP, multiplied by 500,000 and divided by the Final VWAP.  The Company has the option to acquire an additional 15% of IMMG by issuing an additional 1,000,000 Common Shares to IMM on or before December 31, 2009.

On December 3, 2008, Hochschilds Mining Holding Limited, the optionee of the Company’s Los Manantiales (formerly “Mina Angela”) property in Argentina, terminated the March 12, 2007 option agreement and returned the control of the property to the Company.  The Company is presently seeking a new joint venture partner in connection with this property.

In 2006 and 2007 the Company identified iron ore as a commodity for which there was a significant demand, and has since evaluated a number of prospective iron ore properties, some of which have been acquired.  The Pampa de Pongo Iron property and the Iron Sands project, both in Peru, are examples of this.  The Company continues to evaluate a number of potential iron deposits, not only in Peru and Argentina, but also in other countries, as well as the iron ore potential of its IOCG properties such as the Ursula property in Mexico.  The Company has also focused on iron ore properties that contain significant titanium and vanadium, both of which are important industrial metals, and in pursuing metallurgical testing to determine the optimum way to separate out the titanium and/or vanadium from the slag produced by treating the iron ore in a melter to produce pig iron and titanium/vanadium rich slag.  Work in this regard is ongoing, primarily with respect to the Pampa el Toro Iron sands project in Peru.  However, in the 2008 financial year the Company entered into option agreements to acquire leasehold interests in two iron/titanium/vanadium properties located on the western margin of the Duluth Complex near the Mesabi Iron Range in north-eastern Minnesota (Titac and Longnose), and plans initial work programs on both such properties in fiscal 2009, including initial metallurgical programs.

The primary focus of the Company’s activities in fiscal 2008 was the completion of a preliminary economic assessment at the Pampa de Pongo Iron project in Peru, as well as ongoing metallurgical work relevant to the production of iron oxide pellets from Pampa de Pongo material.  To this end, SRK Consulting (Canada) Inc. (“SRK”) was commissioned to prepare an updated resource estimate and preliminary economic evaluation on the project, and their report was delivered in October 2008 (see Item 4.D – Property, Plant and Equipment).  Due to the significant costs associated with moving the project forward to commercial production, management determined that the sale of the Pampa de Pongo project was appropriate and, to this end, on October 24, 2008 the Company entered into an agreement (as amended) with Nanjinzhao Group Co., Ltd., (“Nanjinzhao”), a private Chinese enterprise located in Zibo City, Shandong Province, PRC, whereby the Company agreed to sell the Pampa de Pongo property to Nanjinzhao for USD 200 million.  The agreement requires an initial deposit of USD 10 million, payable on or before the earlier of five business days after receipt of Chinese federal governmental approvals and May 17, 2009, with a final payment of USD 188 million due on or before September 17, 2009 (USD 2.0 million having been paid in advance in February, 2009 as consideration for the Company permitting Nanjinzhao to commence geotechnical drilling on the property in advance of completing the purchase).  During the period prior to payment of the deposit, Nanjinzhao will obtain the appropriate Chinese governmental consents to the transaction.  The Pampa de Pongo property will be transferred to a Peruvian subsidiary of Nanjinzhao once the USD 10 million deposit has been received.  The agreement with Nanjinzhao permits the Company to decline to proceed with the transaction at any time prior to the receipt of the final USD 188 million final payment, provided that, if such decision is made at any time after the initial USD 10 million deposit has been paid, the Company is required to return the deposit and pay Nanjinzhao an additional USD 20 million as a break-up fee.  Upon repayment of the deposit (and break fee, if required), the Pampa de Pongo property will be retransferred to the Company.  The Company will pay a finder’s fee to an arm’s length private company in consideration of the finder introducing the Company to Nanjinzhao and providing ongoing advice in the negotiations.

During the 2008 financial year, the Company also carried out a pilot plant magnetic separation test at the Pampa el Toro Iron Sands project, with a view to producing an iron concentrate for further metallurgical testing, optimizing the separation parameters and determining potential production parameters (see Item 4.D – Property, Plants and Equipment).  The Company successfully produced a 40 tonne magnetic concentrate and increased the anticipated magnetic concentrate grade (to 55.5% iron).  The concentrate has been shipped to the United States, where extensive commercial scale melting tests, targeting the production of a premium-quality pig iron, are presently underway.  In addition, bench scale testing of the concentrate indicates that a simple screening process resulted in an upgrade to 62.8% iron, and additional work is underway, targeting an increase to 64% iron through additional screening and other mineral separation techniques.  The Company has commissioned SRK Consulting (Johannesburg) to prepare a resource estimate for Pampa el Toro utilizing the information from the 120 existing resource definition drillholes.  The resource estimate is anticipated in the second quarter of calendar 2009.  In August 2008, the Company signed a contract with SRK to prepare a Preliminary Economic Assessment for Pampa el Toro.  However, given the advanced stage of testing at Pampa El Toro, SRK have agreed to skip this preliminary step and proceed directly to a Pre-Feasibility Study (PFS) and the Company is currently reviewing SRK’s proposal in this regard.

The Company’s focus through the 2009 financial year will be to realise the considerable value it believes is locked in the Company’s significant iron ore assets in the Marcona District of southern Peru and in Minnesota, USA.  To this end, the Company will continue to seek joint venture partners for its remaining properties, and does not presently contemplate carrying out additional work on such properties, other than as necessary to maintain its interest in such properties.

The Company considers that the Pampa de Pongo and Pampa el Toro projects are its material (principal) mineral properties at the present time.  However, ongoing work on other properties may produce results that would cause the Company to consider them as material mineral properties in the future.  A location map showing the Company’s mineral properties is included as Figure 1.  For details of the progress on, and results of, work programs on the Company’s material (principal) mineral properties, see Item 4.D - “Property, Plants and Equipment”.

Longnose
TiTac
Calera
Santa Teresa
Baja
Corrales
Franco
Corongo
Amable Maria
Pampa de Pongo
Pampa El Toro
Pirquitas
Organullo
Mina Angela
N
Cardero Resource Corp.
Property
Location
Map
0
500
1,000
2,000
kilometres
-120°
-110°
-100°
-90°
-80°
-70°
-60°
-50°
-40°
50°
40°
30°
20°
10°
0°
-10°
-20°
-30°
-40°
-50°

Figure 1: Location Map of the Company’s Mineral Property Holdings

4.B

Business Overview

The Company is a mineral exploration company engaged in the acquisition, exploration and development of mineral properties.  The Company currently holds or has the right to acquire interests in a number of mineral properties in Argentina, Mexico, Peru and the United States of America.  The Company is in the exploration stage as its properties have not yet reached commercial production and none of its properties is beyond the preliminary exploration stage.  All work presently planned by the Company is directed at defining mineralization and increasing understanding of the characteristics of, and economics of, that mineralization.  Other than on the Pampa de Pongo property (where an inferred resource has been estimated), there are currently no identified mineral resources or mineral reserves on any of the Company’s mineral properties.  The Company does not propose any method of production at this time.

All aspects of the Company’s business require specialized skills and knowledge.  Such skills and knowledge include the areas of geology, drilling, logistical planning and implementation of exploration programs and accounting.  To date, the Company has found that it can locate and retain such employees and consultants and believes it will continue to be able to do so.

All of the raw materials the Company requires to carry on its business are readily available through normal supply or business contracting channels in Argentina, Peru, Mexico, Canada and the United States.  The Company has secured personnel to conduct its contemplated programs.  Over the past 24 months the increased mineral exploration activity on a global scale has made some services difficult to procure, particularly skilled and experienced contract drilling personnel.  It is possible that delays or increased costs may be experienced in order to proceed with drilling activities during the current period.  Such delays could significantly affect the Company if, for example, commodity prices fall significantly thereby reducing the opportunity the Company may have had to develop a particular project had such activities been completed in a timely manner before the fall of such prices.  In addition, assay labs are significantly backlogged, thus significantly increasing the time that the Company waits for assay results.  Such delays can slow down work programs, thus increasing field expenses or other costs (such as property payments which may have to be made before all information to assess the desirability of making such payment is known, or causing the Company to not make such a payment and terminate its interest in a property rather than make a significant property payment before all information is available).

The mining business is subject to mineral price cycles.  The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles.  At the present time, there is significant evidence that the demand for minerals in some countries (notably China and India), which has been driving increased commodity prices over the past 2 - 3 years is slowing down, and that the growth rates in such countries (as well is in North America and Europe) are falling significantly.  This is likely to result in a significant decrease in commodity prices, including copper and iron, which are two of the Company’s primary commodities.

The Company’s business is not substantially dependent on any contract such as a contract to sell the major part of its products or services or to purchase the major part of its requirements for goods, services or raw materials, or on any franchise or licence or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends.  Rather, the Company’s ability to continue making the holding, assessment, lease and option payments necessary to maintain its interest in its mineral projects, and to carry on its exploration programs on such properties, is of primary concern.  The Company does not presently anticipate any difficulties in this regard in the current financial year.

It is not expected that the Company’s business will be affected in the current financial year by the renegotiation or termination of contracts or sub-contracts.

The Company is presently carrying out, or has just completed, exploration programs on a number of its mineral properties.  In general, the work programs consist or consisted of geological and geochemical mapping, soil and rock chip sampling, airborne geophysical surveys, trenching and diamond and reverse circulation drilling.  The Company has also commissioned a number of metallurgical tests in connection with its Pampa el Toro Iron Sands project.  During the fiscal year ended October 31, 2008, the Company spent approximately $7,491,035 on the acquisition and exploration of its mineral properties and related metallurgical testing, including land maintenance and tenure costs.

During the financial year ended, or subsequent to, October 31, 2008 the Company entered into a number of agreements to acquire an interest, or the right to acquire an interest, in a number of new properties, or entered into option agreements with respect to certain of its existing properties, as follows:

Argentina

      Mina Pirquitas, Jujuy Province

The Pirquitas Property consists of one cateo (approximately 4,382 hectares) near the town of Minas Pirquitas.  The property was acquired by the Company through staking and application therefor.  In January, 2008, the Company reached an agreement in principle with a private Australian company, whereby the optionee may earn a 55% interest in the Pirquitas Property by incurring exploration expenditures of USD 1,000,000 over four years, of which USD 50,000 must be incurred in the first year.  Following the optionee having earned its interest, the parties will enter into a joint venture, and thereafter each party is required to contribute its proportional share of further expenditures or be diluted on a straight-line basis.  The agreement is subject to the execution of formal documentation (currently being drafted), and the time for the expenditure requirements will not begin to run until the formal agreement is executed.

Mexico

      Calera Project, Chihuahua State

The Calera property consists of 425 hectares of exploration concessions held by the Company under option from third parties plus an additional 9,700 hectares of exploration concessions held 100% by the Company.  The option agreements with third parties require the following payments in order for the Company to acquire a 100% interest:

 - 270 hectares – aggregate payments of USD 785,000 over 5 years to June 3, 2013 (USD 50,000 paid to date)

- 130 hectares – aggregate payments of USD 1,350,000 over 3 years to May 9, 2011 USD 75,000 paid to date)

- 25 hectares – aggregate payments of USD 1,310,000 over 5 years to June 3, 2013 (USD 7,000 paid to date)

Based on the difficulty of accessing the property in order to carry on exploration activities, the Company has terminated the option agreements, although it still retains the 100% owned exploration concessions.  Accordingly, the Company wrote down its investment in this property by $208,224 at October 31, 2008.

      Ethos Capital Corp. Option/Joint Venture, Mexico

The Company has signed a letter of intent dated June 12, 2008, as amended October 9, 2008, (“LOI”) with Ethos Capital Corp. (“Ethos”), a Capital Pool Company listed on the TSX Venture Exchange (“TSXV”), pursuant to which Ethos has been granted an option to earn an interest in the Company’s Santa Teresa and Corrales Silver-Lead-Zinc projects in Mexico.  The Santa Teresa property consists of 10 exploration concessions (8,715 hectares) held 100% by the Company and the Corrales property consists of one exploitation concession (100 hectares) held under option by the Company and one exploration concession (8,400 hectares) held 100% by the Company.  Pursuant to the LOI, Ethos has an exclusive option to earn an undivided seventy (70%) percent interest in the Corrales and Santa Teresa properties by:

(a)

paying to the Company the sum of $500,000, as follows:

(i)

$100,000 by the day (the “Acceptance Date”) which is five (5) days after the Letter of Intent is accepted for filing by the TSXV;

(ii)

an additional $150,000 by the day which is one (1) year after the Acceptance Date;

(iii)

an additional $250,000 by the day which is two (2) years after the Acceptance Date;

(b)

delivering to the Company 1,434,000 fully paid common shares of Ethos, as follows:

(i)

100,000 shares on the Acceptance Date;

(ii)

266,800 shares by the day which is one (1) year after the Acceptance Date;

(iii)

an additional 466,900 shares by the day which is two (2) years after the Acceptance Date; and

(i)

an additional 600,300 shares by the day which is three (3) years after the Acceptance Date; and

(a)

Maintaining the properties (including making all required payments pursuant to the underlying option agreements) in good standing during the option period.

Following the exercise of the option by Ethos, the Mexican subsidiary of Ethos and the Company (through MMC) will enter into a joint venture, with each party being responsible for its ongoing share of further expenditures.  If the interest of a participant is diluted to 10% or less, the interest of that participant will be converted to a 10% net profits interest royalty.

The option to Ethos is subject to the acceptance for filing of the LOI by the TSXV on behalf of Ethos, including fulfillment of the requirements for the completion of a qualifying transaction by Ethos under applicable TSXV policies (in process).

United States of America

      Titac Property, Minnesota

Pursuant to an option agreement dated July 1, 2008 (as amended on July 24, 2008) between the Company and an arm’s length private mineral owner, the Company has a two year option to enter into a mining lease for an aggregate of 1,402 acres (567 hectares) of mineral rights located in sections 2 and 3 of Township 54 North and sections 34 and 35 of Township 55 North, all Range 14 West, St. Louis County, Minnesota.  The mining lease will grant a lease over any mineral substance of a metalliferous nature, including those intermingled or associated materials or substances, recovered from each tone of crude ore for the purpose of extracting iron (essentially, iron, titanium and vanadium).

Option Agreement: Requires an initial payment of USD 5,000 on execution (paid) plus an extension payment of USD 25,000 due on the first anniversary of the agreement in order to extend the option for an additional year.  There are no work commitments under the option, but the Company is required to comply with all laws and to maintain specified insurance in place during the option term.  The Company can exercise the option to enter into a mineral lease at any time prior to June 29, 2010 upon notice to that effect to the owner.

Mining Lease: The initial term of the mining lease is for a period of 20 years, provided that the lease may be extended for an additional 5 year period if the Company gives notice at least 180 days prior to the end of such term, and has either paid to the owner at least USD 10,000,000 in royalties over the initial term or pays to the owner the difference between the royalties actually paid and USD 10,000,000.  In like manner, the lease can be extended for up to three additional 5 year terms, provided that the appropriate notice is given and that the Company has paid to the owner at least USD 5,000,000 in royalties during the previous 5 year term (or pays any deficiency in cash).

The Company considers this an active property, and plans (subject to financing) a work program during the fiscal year ending October 31, 2009.

      Longnose Property, Minnesota

Pursuant to an agreement dated November 26, 2008 between the Company and an arm’s length individual on behalf of an arm’s length B.C. company, the Company was granted the option to acquire up to an 85% interest in the interest of the optionor in certain existing mineral leases, and in a lease to be entered into, covering 100% of the fee mineral rights (approximately 200 acres) located in St. Louis County, Minnesota just north of the town of Hoyt Lakes.  The Company can earn an initial 70% interest by incurring cumulative expenditures of USD 1,850,000 over 4 years to December 8, 2012 (USD 100,000 before December 8, 2009) and a payment of USD 50,000 to the optionor on or before August 15, 2009 (and each and every August 15th thereafter) to be used by the optionor to make the annual USD 50,000 advance royalty payment due to the underlying landowners.  The Company can earn an additional 15% interest (85% overall) by delivering a feasibility study (no time limit for delivery).  Upon the Company having earned a 70% or 85% interest, the optionor can elect to convert its interest to a 10% net profits interest (if the Company elects not to earn the additional 15% interest) or a 5% net profits interest (if the Company elects to earn the full 85% interest).  If the optionor does not so elect, upon the Company having earned its 70% or 85% interest, as applicable, the Company and the optionor will enter into a joint venture, with each party being responsible for its pro rata share of all joint venture expenditures.  If a party to the joint venture is diluted to a 10% or lesser interest, such interest will be converted to a 2.5% net profits interest.

The Company considers this an active property, and plans (subject to financing) a work program during the fiscal year ending October 31, 2009.

Investments

International Tower Hill Mines Ltd. (“ITH”)

During the year ended October 31, 2008, Cardero sold 249,700 shares of ITH for gross proceeds of $418,610.  As at October 31, 2008, Cardero held 4,844,600 common shares of ITH.  This includes the 2,000,000 common shares acquired upon the exercise of 2,000,000 warrants at a price of $1.00 per share on August 3, 2008.  Subsequent to October 31, 2008, Cardero sold an additional 657,800 ITH shares for gross proceeds of $1,200,197.  As a result of these transactions, as at April 15, 2009 Cardero holds a total of 4,186,800 shares of ITH, representing approximately 9.5% of the issued and outstanding common shares of ITH.

Trevali Resources Corp.

On April 24, 2007, Cardero acquired 1,000,000 shares of Trevali Resources Corp. (“Trevali”) at a gross cost of $100,000.  As there was no quoted market value for the shares of Trevali as at October 31, 2007, Cardero considered its cost to be a reasonable estimate of fair value as of that date.  The common shares of Trevali commenced trading on the Canadian National Stock Exchange (“CNSX” formerly “CNQ”) effective December 21, 2007.  At October 31, 2008, the quoted market value of the Trevali common shares was $0.80, or a total market value for the Company’s shares of $800,000.  Fair value adjustments for the year ended October 31, 2008 amounted to unrealized gains of $700,000 recorded as comprehensive income.  The Company held 1,000,000 (2.89%) of the issued and outstanding Trevali common shares as of April 15, 2009.

Cardero does not have any present plans to dispose of any additional ITH shares or any Trevali shares, however Cardero will consider dispositions of such shares as an option to be considered should it become necessary to raise additional funding for the Company’s operations and other sources of financing are not available or are felt by the directors to be less advantageous or more costly.

4.C

Organizational Structure

Cardero has a number of direct and indirect subsidiaries, as follows:

(a)

Cardero Argentina S.A., a corporation subsisting under the laws of Argentina, which holds all of the Company’s Argentinean properties and is 100% beneficially owned by Cardero;

(b)

Minerales Y Metales California, S.A. de C.V., a corporation subsisting under the laws of Mexico, which holds all of the Company’s Mexican mineral properties and is 100% beneficially owned by Cardero;

(c)

Cardero Peru, S.A.C., a corporation subsisting under the laws of Peru, which holds all of the Company’s Peruvian properties (other than Pampa de Pongo) and is 100% beneficially owned by Cardero;

(d)

Cardero Iron Ore Company Ltd., a company subsisting under the laws of British Columbia and 100% owned by Cardero;

(e)

Cerro Colorado Development Ltd., a company subsisting under the laws of British Columbia and 100% owned by Cardero;

(f)

Compania Minera Cardero Chile Limitada, a company subsisting under the laws of Chile and 100% beneficially owned by Cardero;

(g)

Cardero Iron Ore Management (USA) Inc., a corporation subsisting under the laws of the State of Delaware and 100% owned by Cardero Iron;

(h)

Cardero Iron Ore (USA) Inc., a corporation subsisting under the laws of the State of Delaware, which holds all of the Company’s United States mineral properties and is 100% owned by Cardero Iron;

(i)

Cardero Iron Ore Company (BVI) Ltd., a corporation subsisting under the laws of the British Virgin Islands and 100% owned by Cardero Iron;

(j)

Cardero Hierro Peru (BVI) Ltd., a corporation subsisting under the laws of the British Virgin Islands and 100% owned by Cardero Iron BVI; and

(k)

Cardero Hierro del Peru, S.A.C., a corporation subsisting under the laws of Peru, which holds the Pampa de Pongo Iron property in Peru and is 100% beneficially owned by Cardero Hierro BVI.

The following corporate chart sets forth all of Cardero’s subsidiaries and their respective jurisdictions of incorporation:

Cardero Resource Corp. (British Columbia) (TSE, NYSE-A, FSE)
100% Cardero Iron Ore Company Ltd. (British Columbia)
100% Cerro Colorado Development Ltd. (British Columbia
100% Compania Minera Cardero Chile Limitada (Chile)
100% Cardero Peru, S.A.C. (Peru)
100% Cardero Argentina S.A. (Argentina)
100% Minerales y Metales California, S.A. de C.V. (Mexico)
100% Cardero Iron Ore Management (USA) Inc. (Delaware USA)
100% Cardero Iron Ore (USA) Inc. (Delaware, USA)
100% Cardero Iron Ore Company (BVI) Ltd. (British Virgin Islands)
100% Cardero Hierro Peru (BVI) Ltd. (British Virgin Islands)
100% Cardero Hierro del Peru, S.A.C. (Peru)

4.D

Property, Plants and Equipment

The Company’s activities are focused on the exploration of its currently held mineral property interests and the evaluation and possible acquisition of additional mineral properties.  As of the date of this Annual Report, the Company does not have any material plant and equipment, mines or producing properties.  The Company’s proposed exploration programs are all exploratory in nature and all of its properties are without known reserves.

The Company’s principal assets are its interests in unproven mineral properties.  Under Canadian GAAP, option payments and exploration and field support costs directly relating to mineral properties are deferred until the properties to which they relate are placed into production, sold or abandoned.  The deferred costs will be amortized over the life of the ore body following commencement of production or written off if the property is sold or abandoned.  Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

The Company currently holds, or has rights to acquire, interests (ranging from 50% to 100%) in 14 mineral properties (subject, in certain cases, to NSR royalties payable to the original property vendors) in Argentina, Mexico, Peru and the United States (2 in Minnesota, USA, 4 in Peru, 3 in Argentina and 5 in Mexico) (See Figure 1).  The Company is in the process of evaluating such properties through exploration programs or, in some cases, mineralogical and metallurgical studies and materials processing tests.  In all cases, the objective is to evaluate the potential of the subject property and to determine if spending additional funds is warranted (in which case, an appropriate program to advance the property to the next decision point will be formulated and, depending upon available funds, implemented) or not (in which case the property may be offered for option/joint venture or returned to the vendor or abandoned, as applicable).  At the present time, the Company is primarily interested in properties that are prospective for precious metals, copper, iron ore, titanium and vanadium.

The Company considers that the Pampa de Pongo Iron property and the Pampa el Toro Iron Sands Project, both in Peru) are its material (principal) mineral properties at the present time.  However, ongoing work on other properties may produce results that would cause the Company to consider them as material mineral properties in the future.  The progress on, and results of, work programs on the Company’s material mineral properties is set out below.

Material Mineral Projects

Pampa de Pongo Iron Property, Peru

Summary

The Pampa de Pongo iron ore (magnetite) project consists of a block of 8 adjoining mining concessions (“Concesión Minera”) and 10 mining claims (“Petitorio Minero”) encompassing an area 19 kilometres long and up to 10 kilometres wide (15,300 hectares).  The property is located on the southern coastal plain of Peru, 50 kilometres south of the city of Nazca and 550 kilometres southeast of Lima, in the province of Caraveli, in the governing jurisdiction of Arequipa.  The geographic center of the property is located at 74° 50" W longitude, 15° 23" S latitude.  The property is at approximately 400 metres in elevation and is 20 kilometres from the Pacific Ocean, 10 kilometres from the Pan-American Highway and 38 kilometres from the deep sea port of San Juan.  The property is located in a desert environment with minimal rainfall and very sparse vegetation (see Figure 2).

NAZCA
Vista Alegre
Marcona Mine
Mine waste dumps
La Justa old mine
Open pits
San Nicolas (deep-water port)
San Juan (deep-water port)
San Juan
PAMPA DE PONGO
Acari old mine
Acari
Bella Unión
Lomas
Yauca
Pacific Ocean
N
0 5 10 Km
Grid Projection: UTM
Datum: WGS 84, Zone 18 sur
LEGEND
Town, village
Mine
Port
Aerodrome
Landing strip
Transmission line of 220 kV
Transmission line of 33-50-60-66 kV
Projected route of Camisea gas pipeline
Asphalted road
Graded dirt road
Un-graded dirt road
River
Stream
Pampa de Pongo, Project Area
Department of Arequipa

Figure 2:  Pampa de Pongo Location and Infrastructure

Figure 3:  Pampa de Pongo Tenure Map

The Company completed an option to purchase a 100% undivided interest in the 8 Concesión Minera originally comprising the property from Rio Tinto Mining and Exploration, Sucursal Peru (“Rio Tinto”) in January, 2008.  The 8 Concesión Minera (8,000 hectares) were transferred from Rio Tinto to Cardero Hierro Peru in November, 2008.  In 2008, the Company acquired by staking an additional 10 Petitorios Mineros.  These 10 Petitorios Mineros (7,300 hectares) are also held 100% by Cardero Hierro Peru (see Figure 3).

The Pampa de Pongo deposit was discovered by Rio Tinto in 1994 as part of a regional Iron Oxide Copper Gold (“IOGC”) exploration program.  Rio followed up on the discovery with drilling in 1995 and 1996.  The deposit does not outcrop and is buried beneath aeolian sand.  There are no historical mine workings, waste management facilities, tailings ponds or important natural features within the area of the Pampa de Pongo claims block.

Geology

The Pampa de Pongo deposit is located in the Marcona (Iron-Copper) District, named after the Marcona Iron Mine, which has operated continuously since 1953.  The oldest rocks exposed are Precambrian in age and part of the Coastal Basal Complex, consisting of gneisses, potassium-rich granites and migmatites.  This basement metamorphic complex is overlain by carbonates, pelitic sediments and a variety of intermediate to mafic igneous units of the Lower Paleozoic Marcona Formation, Middle to Upper Jurassic Rio Grande Formation and Bella Union Volcanics.  Small remnants of the Upper Jurassic Jahuay Formation (mixed volcanics and sediments) and Lower Cretaceous Jauca Formation (sediments) cap the Jurassic succession.  Major intrusives include the San Nicolas Batholith and the more extensive Lower Cretaceous Coastal Batholith.  The majority of the mineralization at the Marcona mine is hosted by carbonates of the Marcona Formation.  The Pampa de Pongo deposit is hosted by the younger Jurassic Jahuay Formation.

Mineralization

At Pampa de Pongo the mineralized bodies are semi-concordant and appear to have been controlled by a number of factors, primarily structure, but also host rock lithologies, primary porosity and secondary porosity related to fracturing or brecciation.  Mineralization comprises semi-massive to massive magnetite replacement zones.

There are four main zones of mineralization and potential mineralization:

1.

North Zone – An untested exploration target indicated by a large magnetic anomaly.

2.

Central Zone – The Central zone is the main focus of the preliminary economic assessment by SRK.  It is a two-layer mineralized body.  The lower portion consists of a flat-lying, massive replacement lens up to 370 metres thick, measuring approximately 1,060 metres east-west by 1,000 metres north-south at the widest point.  The resource remains open in all directions.  Mineralization is consistent, averaging approximately 62% magnetite with multiple intersections greater than 80% magnetite.  In the overlying upper portion (not included in the current resource), massive iron mineralization is cut with a minor component of hypabyssal porphyry sills.  The lower, high grade massive replacement at Pampa de Pongo, from which the Inferred Resource has been estimated, based on current data, is almost completely devoid of unmineralized intrusive rocks.

3.

East Zone – The East Zone is indicated by a 3D magnetic anomaly, the dimensions of which, suggest potential for 350-500 million tonnes of magnetite.  A single drillhole on the southern edge of the anomaly intersected massive magnetite mineralization. Mineralization consists of 3 high-grade mineralized lenses grading 41% to 44% iron over tens of metres approximately 270 metres from surface.  The total thickness of magnetite mineralization intersected is 292 metres.

4.

South Zone – This is a near-surface resource comprised of two separate zones of predominantly massive magnetite mineralization with a thickness of up to 120 metres, a combined length of  1,100 metres north-south and a width of 400 metres east-west at the widest point.  This resource has not been included in the mine schedule presented in the Pampa de Pongo Report and represents future upside potential.

Since the initial deposit discoveries, detailed ground magnetic surveys and 3D magnetic inversion models have formed a critical component of exploration at Pampa de Pongo with a direct correlation between the highest magnetic susceptibility (as defined by the 3D inversion models) and significant magnetic mineralization intersected in drillholes.

Metallurgy and Mineral Processing

Representative metallurgical samples were selected by SRK from four diamond drillhole cores from the Central Zone and beneficiation, magnetic concentration and pilot-scale pelletizing tests were conducted.  The preliminary metallurgical testwork demonstrated that:

•

Wet magnetic separation would yield 93.4% iron recovery;

•

Metallurgical quality exceeds industry standards for high quality blast furnace feed;

•

Commercially produced pellets made from Pampa de Pongo ore would be a suitable feedstock for the MIDREX ® Direct Reduction Process; and

•

Deleterious materials in the pellets would be at or below acceptable levels.

The mineral processing design for this study includes crushing – grinding – flotation – wet magnetic separation and pelletization.  Economic values of copper and gold are anticipated to be extracted in the flotation stage with 50% recovery assumed for both metals.

Mineral Resource Estimate

A mineral resource estimate, with an effective date of September 30, 2008, has been calculated for the Pampa de Pongo property by SRK.  SRK is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues that may affect the mineral resource estimate.

The classified inferred mineral resource estimates at 15% iron cut-off grade are tabulated in Table 1.

Cautionary Note to U.S. Investors concerning estimates of inferred resources.  This section uses the term “inferred resources”.  U.S. investors are advised that, while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economics and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral resource will ever be upgraded to a higher category.  Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Table 1 : SRK Classified Mineral Resources for the Pampa de Pongo Deposit at 15% Fe cut-off

ZONE	Classification	Volume (Mm3)	Density (T/m3)	Tonnage (Mt)	Fe (%)	Au (g/t)	Cu (%)
Central	Inferred	203	3.69	748	41.7	0.059	0.093
South	Inferred	32	3.59	115	39.5	0.130	0.121
Total	Inferred	235	3.67	863	41.3	0.068	0.097

The resources represent all estimated blocks within the modeled zones.  The economic cut-off used to generate mineral resources was assumed and based on experience with similar projects.  The final cut-off required to produce a saleable product will need to be confirmed by future metallurgical testwork.  This economic cut-off was applied to both the Central and South Zones.  Although the South Zones contribute a relatively small tonnage, SRK is of the opinion that there are reasonable prospects for additional tonnage in this area which may then make these resources amenable to underground mining methods.  Table 2 shows the mineral inventory at various cut-off grades.

Two exploration targets also exist on the property.  The East Zone exploration target may potentially contain a conceptual tonnage of 350 to 500 Mt of magnetite mineralization.  A single hole was drilled in the East Zone which intersected 292 metres of semi-massive and massive magnetite mineralization at the extreme edge of the 3D magnetic anomaly.  The second exploration target, the North Zone, shows a magnetic anomaly but is untested.

Table 2 : Mineral Inventory at Various Cut-off Grades

ZONE	Cut-Off Grade	Volume (Mm3)	Density (T/m3)	Tonnage (Mt)	Fe (%)	Au (g/t)	Cu (%)
CENTRAL	>30% Fe	163	3.80	618	45.1	0.061	0.098
	>25% Fe	190	3.73	707	42.9	0.059	0.095
	>20% Fe	200	3.70	739	42.1	0.060	0.094
	>15% Fe	203	3.69	748	41.7	0.059	0.093
	>10% Fe	204	3.68	752	41.6	0.059	0.093
	> 5% Fe	205	3.68	753	41.6	0.059	0.093
	> 0% Fe	205	3.68	753	41.6	0.059	0.093
SOUTH	>30% Fe	31	3.60	113	39.7	0.130	0.121
	>25% Fe	32	3.59	115	39.5	0.130	0.121
	>20% Fe	32	3.59	115	39.5	0.130	0.121
	>15% Fe	32	3.59	115	39.5	0.130	0.121
	>10% Fe	32	3.59	115	39.5	0.130	0.121
	> 5% Fe	32	3.59	115	39.5	0.130	0.121
	> 0% Fe	32	3.59	115	39.5	0.130	0.121
Total	> 15% Fe	235	3.68	863	41.4	0.068	0.097

Mining

The Central Zone massive magnetite mineralization is located between approximately 350 metres and 800 metres below surface and, as such, it was deemed potentially mineable by open pit or underground methods.  An analysis of open pit and underground mining scenarios lead to the conclusion, based on the current data and assumptions, that an underground block cave mine would provide the most favourable economic results.  The underground mine was designed on two sections, Block 1 and Block 2.  The variability in the geometry of the bottom of the resource required the use of the blocks being mined from different levels.  Block 1 extracts the highest grade, thickest and deepest material first.  Block 2 is planned to extract the remaining resource from a higher undercut elevation, adjacent to Block 1.

Based on the geometry, mining method and bulk density of the mineralization in the Central Zone, the production capacity of the mine was estimated to be 75,000 tpd or 27.4 MTPY.  The mine production life is 24 years and includes a 5-year, straight-line production ramp-up.  Table 3 shows the life of mine mill feed total by mining block.

Table 3 : LOM Mill Feed

Mining Block	Diluted Totals
	MTonnes	Fe Grade (%)	Cu Grade (%)	Au Grade (g/t)
Block 1	401	39.7	0.07	0.04
Block 2	160	37.7	0.11	0.09
Mineralized development muck	18	46.8	0.11	0.07
Total	580	39.4	0.09	0.05

Cost Estimates

Operating (“OPEX”) and capital (“CAPEX”) costs were estimated using a combination of first principles, reference projects and industry experience.  Table 4 shows the calculated OPEX and Table 5 shows the CAPEX.  A 20% contingency was used on capital costs to capture expenses not included in the estimates.

Table 4 : Unit OPEX Estimate Summary

Description	Unit	Cost
Mining	$/t milled	4.73
Beneficiation	$/t milled	1.70
Magnetic separation and Filtering	$/t milled	1.50
Flotation plant	$/t milled	0.30
Pelletizing plant	$/t milled	3.14
Site services	$/t milled	0.50
G&A	$/t milled	0.80
OPEX per tonne milled	$/t milled	12.67
OPEX per tonne of pellets produced	$/t of pellets	22.16

Table 5 : CAPEX Estimate Summary

Description	Unit	Pre-Production		Post Start-up	Total
		Pre-construction	Construction
Mine Development	M$	136	396	656	1,188
Mine Mobile Equipment	M$	1	111	889	1,001
Mine Construction	M$	2	255		257
Beneficiation	M$		168		168
Mag Sep, Float, Slurry, Filter	M$		111		111
Pellet plant	M$		1,010		1,010
Tailings Dam	M$		59	129	188
Other	M$	95	40		135
EPCM	M$		354		354
Sustaining capital	M$			1,807	1,807
Capital cost w/o contingency	M$	234	2,504	3,482	6,219
Contingency (20%)	M$	46	501	696	1,243
TOTAL CAPITAL COST	M$	280	3,005	4,178	7,462

Preliminary Economic Assessment Results

A preliminary discounted cash flow analysis was conducted for the project using a range of iron pellet prices.  The economic analysis used inferred mineral resources exclusively and, therefore, only provides a preliminary overview of the project economics based on broad, factored assumptions.  Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them to be categorized as mineral reserves, and there is no certainty that the inferred resources will be upgraded to a higher resource category.  There is also no certainty that the results of this preliminary economic assessment will be realized.

The main economic parameters used in the cash flow analysis are shown in Table 6.  It was assumed that the project will be equity financed.

Table 6 : Main Economic Analysis Assumptions Common to all Cases

Item	Unit	Value
Copper Price	$/lb	2.00
Gold Price	$/oz	650
Iron recovery	%	93.4
Copper recovery	%	50
Gold recovery	%	50
Iron pellet grade	% Fe	64.5
Copper concentrate grade (Cu)	% Cu	22
Copper concentrate grade (Au)	Au g/t	13.8
Payable iron (in pellets)%		100
Payable copper (in Cu cons)%		96.5
Payable gold (in Cu cons)%		97
Offsite copper concentrate costs
Transport (all in)	$/wmt Cu concentrate	100
Treatment	$/dmt Cu concentrate	70
Cu Refining	$/payable lb Cu	0.07
Au Refining	$/payable oz Au	6
Discount rate	%	10

Four cases were used in the cash flow analysis to demonstrate the variation of project economics with iron pellet price.  All other variables were kept constant for all cases including the life of mine mill feed tonnes and grade.  The four cases all used the assumption that pellets would be the final product.  Case 1 assumed blast furnace pellets would be produced.  The other cases assumed direct reduction pellets would be produced.  Pellet prices were obtained from an independent market study, the 3-year average and reference public-domain reports and are shown in Table 7.  Direct reduction pellets were assumed to have a 10% premium over blast furnace pellets.

Table 7 : Iron Pellet Price Assumptions

Case	Pellet Type	Pellet Price (US¢/mtu)	Reference
1	Blast furnace	198	Independent market opinion for BF pellets
2	Direct reduction	169	3-year average (154 ¢/mtu)+ 10% DR pellet premium
3	Direct reduction	218	Independent market opinion (198 ¢/mtu)+ 10% DR pellet premium
4	Direct reduction	253	2008 public domain scoping study (230 ¢/mtu) + 10% DR pellet premium

The preliminary economic analysis results are shown in Tables 8 and 9.

Table 8 : NPV Results by Case

Taxation Assumption	Parameter	Unit	Net Present Value (NPV)
			Case 1 BF Pellets 198 ¢/dmtu	Case 2 DR Pellets 169 ¢/dmtu	Case 3 DR Pellets 218 ¢/dmtu	Case 4 DR Pellets 253 ¢/dmtu
After Tax	0% discount rate	B$	17.6	13.7	20.2	24.9
	8% discount rate	B$	3.3	2.2	4.1	5.4
	10% discount rate	B$	2.1	1.3	2.7	3.7
	12% discount rate	B$	1.3	0.6	1.7	2.5
Pre Tax	0% discount rate	B$	27.3	21.3	31.4	38.7
	8% discount rate	B$	5.8	4.1	7.0	9.0
	10% discount rate	B$	4.0	2.7	4.9	6.4
	12% discount rate	B$	2.7	1.7	3.4	4.6

Table 9 : IRR and Payback period

Parameters	Unit	Case 1 BF Mid	Case 2 DR Lower	Case 3 DR Mid	Case 4 DR Upper
After tax IRR	%	18	15	20	23
Pre tax IRR	%	23	19	25	29
Payback Period (Post Tax, 10% DR)	Production years	7.6	10.0	6.8	5.7

A simplified sensitivity analysis was conducted and showed the project is most sensitive to metal price which yields a 45% variation in after-tax NPV10% for a 20% change in metal price.  Mill feed grade is almost identical to the metal price sensitivity.  The project is less sensitive to operating costs than capital costs (see Figure 4).

Figure 4:  Case 3 Sensitivity Graph

Conclusions

The results of this preliminary economic assessment indicate that, based on the preliminary data available and assumptions used, the Pampa de Pongo Project is an economically robust project that warrants further exploration and study.  The project is situated in a very favourable location within a short distance of infrastructure, including a deep-sea port facility, located 38 kilometres west of the deposit.  Drilling and magnetic surveys infer the presence of a large, massive magnetite mineralized Central Zone that is conducive to underground bulk mining.  The South Zone resource and other exploration targets, particularly the East Zone, may enhance the total material available for exploitation.  The metallurgy test work done on the Central Zone mineralization confirmed the production of pilot scale direct reduction pellets with low levels of deleterious elements.

Recommendations

SRK recommends two stages of work to take Pampa de Pongo to the next level of development.  These recommendations are described below.  The Preliminary Economic Assessment will be contingent upon the success of the East Zone exploration drilling, while the Pre-feasibility Study will be contingent on the success of the definition drill programs of the East Zone and/or the Central Zone.

1.

East Zone Exploration & Preliminary Economic Assessment

Exploration of the East Zone should be accelerated and prioritized to allow concurrent development with Central Zone, assuming positive results.  Critical work items include:

•

Exploration Drilling – six holes to prove economic potential and determine Inferred Resources (4,500 metres).

•

Preliminary Economic Assessment – Scoping level assessment including conceptual mine design, resource estimate, metallurgy and economic value. The critical aspect would be to determine if the potential resource could be developed concurrently with Central Zone, increasing the annual output of the operation.

2.

Central and East Zone Pre-feasibility Study

The major components of the study should be as follows:

•

Central Zone Definition Drilling – approximately 17 drillholes, totalling 14,500 metres, resulting in a 200-metre drill spacing.  This should be sufficient to upgrade existing resources from Inferred Resources to at least an Indicated Resource category.  All permits are in pace to complete this work.

•

East Zone Definition Drilling - Rapid definition drilling to dovetail preliminary feasibility-level work with that being undertaken for Central Zone.  This drilling would comprise approximately six additional drillholes for 4,500 metres.

•

Geotechnical Studies – concurrent with definition drilling, detailed geotechnical analysis including further structural definition and hydrogeology.

•

Environmental baseline – environmental monitoring, including groundwater assessment and preparation of Environmental Impact Assessment.

•

Metallurgy – Multiple bench-scale metallurgical tests to quantify metallurgical variation within the Central Zone.  Further development of the furnace firing cycle to optimize and enhance blast furnace pellet quality.  Additional grinding to reduce silica even further and conversely increase total iron grade in the pellets.

•

Central Zone Condemnation Drilling -  If not already defined through definition drilling, the outer edges of the Central Zone must be defined through up to 5 condemnation drillholes for a total of 4,250 metres.

Costs are based on a contractor quote of $120/metre drilled and an estimated geotechnical logging and assaying cost of $30/metre drilled.

Table 10 : Summary of Recommended Diamond Drilling

(ii)

East

(i)	Zone	No. of Holes	Est. Total Metres	Purpose	Estimated Cost ($M)
Priority 1	East	6	4,500	Confirmation of geophysical anomaly	0.7
		6	4,500	Resource definition	0.7
Priority 2a	Central	17	14,450	Resource definition, technical data	2.2
Priority 2b	Central	5	4,250	Deposit boundary definition	0.6
TOTAL DRILLING		34	27,700		4.2

The cost of the East Zone mineral resource estimation and Preliminary Economic Assessment is estimated to be $200,000.  The cost of the Central and East Zone Preliminary Feasibility Study is estimated to be $2,600,000.  The total cost of the drilling, PEA and PFS is estimated to be $7,000,000.

Readers are cautioned that mineral resources that are not mineral reserves do not have demonstrated economic viability.

Planned Activities

As the Company has entered into an agreement for the sale of the Pampa de Pongo project, the Company does not plan to carry out any further work on the property.

To October 31, 2008, the Company has incurred an aggregate of $3,692,705 in the acquisition (including property payments), maintenance and exploration of the Pampa de Pongo project.

There is no physical plant or equipment at the Pampa de Pongo project.  The Pampa de Pongo project is without known reserves, and the Company’s exploration programs at the Pampa de Pongo project are exploratory in nature.

Pampa el Toro Iron Sands Project, Peru

Summary

The Iron Sands Project (“ISP”) is located approximately 450 straight-line-kilometres southeast of Lima.  The coastal village of Lomas, from which all ISP-related field work was conducted, and which hosts the laboratory and storage facilities for the ISP, lies 528 kilometres by road from Lima and 7 kilometres from the Panamericana Sur highway.  The magnetic separation pilot plant established by the Company is located approximately 5 straight-line-kilometres due west from the center of the Pampa el Toro property, and next to the town of Acari (see Figures 5 and 6).

Access to the properties is via the asphalted Panamericana Sur highway, and then by 50-70 kilometres of maintained graded roads to individual sites (around 1 hour on average).  The dune fields lie at elevations between 375 and 1,600 metres above sea level (m.a.s.l.), with the Pampa El Toro Dune Field occupying a range of 1,000-1,400 m.a.s.l.  The climate is arid and the dune fields present an inhospitable and rarely visited environment.  There are no sites of agriculture or other local economic interest within the project areas.

The 21 mining concessions which now constitute the ISP total 15,176.93 ha.  Of these, 16 are owned 100% by Cardero Peru and the remaining 5 are held under option (see Figure 6).  Pursuant to an option agreement, dated December 16, 2005, between the Company and Minera Ataspacas S.A. (an arm’s-length private Peruvian company), the Company has the option to acquire from Minas Ataspacas S.A. an initial 70% interest in five mineral sands concessions (totalling 3,600 ha) situated adjacent to the Company’s existing iron sands claims.  In order to exercise the option, the Company is required to pay a total of USD 2,500,000 over five years to December 15, 2010, and incur exploration expenditures of not less than USD 250,000 over the same period.  Upon the Company acquiring the 70% interest, a joint venture company will be formed with Minas Ataspacas S.A., and each party will thereafter be required to contribute its share of ongoing expenditures or be diluted.  If either party is diluted to less than 10%, such interest will be converted to a 2% NSR royalty.  If Minera Ataspacas S.A. is reduced to the 2% NSR, the Company may purchase half the NSR (1%) for USD 2,000,000 within 24 months of the exercise of the option, and the remaining half (1%) for USD 8,000,000 within 36 months of the exercise of the option.

The ISP was initiated by the Company in mid-2005.  Preliminary surface sand sampling and magnetic separation gave magnetic concentrates (“MC’s”) in the range 0.7 to 21.24 weight % (“Wt.%”), with an average of around 11.0 Wt.%.  Geochemical analyses of the magnetic concentrates by ALS Chemex Labs, North Vancouver, B.C., Canada, an independent ISO compliant laboratory, returned results of approximately 61.5% iron and 4.3 to 6.4 % TiO2.

An initial Midrex FASTMELT® test successfully produced a high-quality low-sulphur, low-phosphorus and low titanium liquid iron of approximately 91.6% iron, 4.88% carbon and less than 0.21% sulphur.  Waste slag from the process reportedly assayed up to 21.48 Wt.% TiO2 and 3.18 Wt.% V2O5.

On the basis of these positive results, the Company proceeded with additional field based studies with the objective of identifying an easily accessible area containing the potential for sufficient resources of magnetite sand at sufficient concentration to support a viable 20 to 30 year integrated mining operation.  To this end, the Company focused initial exploration work on the larger Pampa El Toro and Carbonera dune fields, and later over the highest-grade parts of the Pampa El Toro Dune Field.

Magnetite within the iron sands is believed to have been derived from erosion of locally derived intermediate andesitic volcanics.  The dune sands are considered to be the product of aeolian re-distribution of contemporary and ancient beach sands and Quaternary basin sediments derived from erosion of the Marcona Formation, winnowed, and re-distributed, together with non-magnetic components, by prevailing winds, to produce potentially economic concentrations of magnetite in extensive, and partially active, dune fields.

The dune sands fall into two deposit types based on dune morphology.  The first is a stable pampa sand, consisting of a flat-to-gently-rolling sand apron surface similar to an “erg” or “sand sea”, with small active dunes superimposed.  The second is active dunes with little evidence of a stable sub-stratum.  The deposit may be classified as a heavy minerals deposit, although one generated by wind rather than water processes, as is the norm.

Magnetic minerals are distributed throughout the pampa-type and active dune surface sands as rhythmically repetitive millimetric stratified bands.  The variable intensity of the mineralization, both vertically and horizontally is probably due to differential winnowing of pampa-type and active dune sands by winds of different strengths over different periods and in different locations.

500000
550000
600000
8400000
8350000
8300000
8250000
PERU
Lima
Department of Ica
Department of Arequipa
600 KM
0
600 Km
Pisco
Pacific Ocean
Department of Ica
Iron Sands Project area
Department of Arequipa
100 Km
0
100 Km
1:6000000
Rio Ingenio
Qda. Socos
NASCA
Rio Nazca
San Luis Pajonal
VISTA ALEGRE
Rio Las Trancas
Copara
NAZCA PROVINCE
MARCONA
Marcona Junction
Marcona Iron Mine
Rio Santa Lucia
BELLA UNION
Rio Acari
ACARI
Pto. San Juan
LOMAS
Bella Unión
JAQUI
Jaqui
Rio Yauca
CARAVELI PROVINCE
YAUCA
Lomas
Acari Junction
Yauca
Relave
Tocota
Santa Rosa
Rio Chala
Rio Chaparra
Pto. Chala
Pacific Ocean
N
20
0
20 Km
1:750000

LEGEND

- Dirt road
- Panamericana Sur Highway
- Department of Arequipa
- Department of Ica
- Provincial boundary
- District boundary
- Rivers
- PSAD 56 zone 18
- Small town and village
- City or large towns
- Aerodromes
- Deep-water port
- Project Properties

Consultora Minera Anglo Peruana S.A.	
Project: IRON SANDS PROJECT	Proprietary: CARDERO RESOURCE CORP.
Location map	
Date:	Figure 1

Figure 5:  Iron Sands Project Location and Infrastructure

525000
550000
575000
30_n
Nazca
Santiago Nuevo
30 - ñ
Puquio
Santa Is
N
NASCA
Chuquimaran (Destruido)
Vista Alegre
Uchuytambo
8350000
Area Covered by Field Sampling
Salsa
SANTA LUCIA
Cupara
31 - n
Acari
31 - ñ
Jaqui
5
3
6
2
4
51
52
Carbonera Dune-Field Boundary (approx.)
8325000
Pampa el Toro Dune-Field Boundary (approx.)
38
Area Covered by Field Sampling
Cerro de Arena
8300000
39
40
41
ACARI
Bella Union
46
42
53
43
54
44
55
47
45
48
Sand Processing Plant, projected
Jaqui
32 - n
Yauca
32 - ñ
Chala
Tanaca Dune-Field Boundary (approx.)
Lomas
8275000
Pacific Ocean
Chaviña
Yauca
Area Covered by Field Sampling
10
0
10
Km
1:500,000
Datum: PSAD 56 zone 18
Datum: WGS 84 zone 18
Tanaca
LEGEND
Motorable Track
Track
Dirt road
Panamericana Sur Highway
Minera Koripampa Properties
Minera Ataspacas Properties
38 Claim block reference No (see table 1)
Small town and village
City or large towns
Aerodromes
Dune field margin
Limit of area sampled
1:100,000 scale IGN topographic sheet boundaries
8250000
Consultora Minera Anglo Peruana S.A.
Project:
IRON SANDS PROJECT
Proprietary:
CARDERO RESOURCE CORP.
Properties map
Date:
Figure 2

Figure 6:  Iron Sands Project Tenure and Dune Field Location Map

In detail, the ISP area comprises three dune fields.  From north to south, they are: the Carbonera Dune Field, the Pampa El Toro Dune Field, and the Tanaca Dune Field.  Initial reconnaissance sampling of the three dune fields revealed that Pampa El Toro Dune Field contained the highest concentrations of magnetite sand, and virtually all subsequent work was conducted over Pampa El Toro.  The Carbonera dune field contains only a restricted zone of higher MC values, hence no further resource evaluation work has been conducted, yet some minor raw sand mineral processing and metallurgical tests have been initiated.  Investigations over the Tanaca dune field were discontinued due to relatively low values of MC and the property claims have been abandoned.

A regional surface sand sampling programme over the Pampa El Toro Dune Field identified two areas containing greater than 5 Wt.% MC.  Together, these two anomalous zones, the Toro West Zone and the Toro Southeast Zone, respectively, cover an area of more than 15 square kilometres.  A subsequent infill surface sampling programme over these anomalous zones extended the area containing greater than 5 Wt.% MC to approximately 20 square kilometres with a mean value of 5.9 Wt.% MC.  The infill samples also revealed four higher-grade sub-zones containing greater than 7.5 Wt.% MC and cumulatively covering around 5 square kilometres, with a weighted mean content of 9.0 Wt.% MC.

Two phases of percussion drilling were undertaken to test the continuity of magnetic minerals at depth.  Phase I involved a widely spaced (2 kilometres between adjacent holes) drilling programme consisting of 13 holes, of which eight were drilled to a depth of 100 metres and four to a depth of 141 metres.  With the exception of one peripheral hole, which intersected bedrock at 38 metres, all holes bottomed in dune sands.  Phase I holes demonstrated the continuation of significant magnetite values at depth.

The Phase II percussion drilling programme was designed by SRK Consulting (Johannesburg) to test approximately 6.5 square kilometres of the most prospective part of the Pampa El Toro Dune Field at an increased drillhole density of 250 metres and 500 metres, respectively, to a depth of 60 metres below surface.  Ultimately, a total of 109 Phase II drillholes demonstrated the continuity of mineralization in depth to at least 60 metres, and mineralization remains open.

During splitting of samples from Phase II percussion drilling, it became clear that the material retrieved was much finer grained than the surface sands, with a significant amount “rock flour”.  It was concluded that that a certain amount of milling and grinding of the sand has occurred during percussion drilling.  This was identified as a potential problem in magnetic concentrate recovery calculations from the material, as it may result in an under-estimation of magnetic mineral content due to possible loss of magnetite to fines in addition to contamination of MC by fine non-magnetic fractions.  This is not considered a problem with future resource estimate calculations, as the estimate is based on in situ iron grades.

Results from percussion drillhole samples showed a marked fall-off in MC values from the first few metres of the drillholes, downwards.  Therefore, trenches were excavated 5-6 metres deep alongside existing drillhole sites and sampled.  Results from the trenching agreed with those derived from percussion drilling in that they showed the same drop (approximately 20-33%) in MC values between intervals 0-1 metres and 1-5 metres from surface.  This suggests that the MC in the top metre of the pampa sands has been enriched by around 50% with respect to the underlying four metres, perhaps by a prolonged period of slow sedimentation and winnowing.

This has important implications with respect to using surface sands MC determinations, particularly pampa sands, in projecting the likely MC levels at depth.  A scatterplot of Wt.% MC for 26 Phase II Infill Survey drillholes and corresponding adjacent trenches to a maximum depth of 5 metres from surface shows a weak bias towards higher MC values in the trench samples.  This may reflect losses in MC due to the presence of fines caused by milling of the drillhole samples, as noted above, and merits further investigation.

Exploration conducted to date at the Iron Sands Project has resulted in the discovery of a large, low-grade magnetite sand deposit at Pampa El Toro which could be amenable to modern bulk mining technologies.  Surface sampling and subsequent percussion drillhole testing indicates that the overall magnetite content is relatively homogeneous, particularly in the uppermost 30 metres.  Sample density achieved in the investigations is considered to be adequate to support these assertions.

Preliminary hydrogeological studies have been completed to determine if sufficient water is available to support on-site processing needs.  To date, water has not been determined to be necessary for any future operations, however the study suggests that a potentially reliable source is available from a combination of ground and surface water.

Mineral processing/recovery tests conducted by five separate laboratories provided encouraging but often conflicting results.  These uncertainties have been addressed with the commission of a magnetic separation pilot plant and subsequent recovery tests on the magnetite sands.  A total of 56.8 tonnes of Pampa El Toro magnetic concentrate was produced from the plant over three periods at an average recovery of 7.3 Wt% MC.  The range, depending on prevailing operating conditions, is from 5.8 wt% to an optimum 7.5 Wt% MC recovery. These tests were conducted on a 2,500 ton bulk surface sample collected from the Pampa el Toro property.

MC produced during the commission of the pilot plant illustrates incremental improvements in iron concentrate grade (47.9±2.4%) during the initial `run-in` phase to 57% iron following pilot plant optimisation.  Further improvements are anticipated upon completion of additional beneficiation test-work.  Initial laboratory-scale mineral-processing tests on the concentrate by engineers at Natural Resources Research Institute (NRRI), Minnesota, has indicated that the concentrate can be effectively further upgraded by a standard screening process to 62.8% iron.  Further test work is ongoing.  Analyses of the concentrate were completed at ACME Analytical Laboratories, Vancouver, an ISO-compliant third party laboratory, and a smaller subset of check samples were submitted to ALS-Chemex Laboratories, North Vancouver, for verification.

Additional analyses of the Pampa el Toro bulk MC sample are recommended for further characterization of the material.  Furthermore, a more precise metallurgical-grade technique for iron determination is recommended so as to be able to better define iron recoveries from the various test work.

Prior laboratory-scale tests on the MC have suggested that it is technically feasible to produce a high quality pig iron product with deleterious elements and potential by-products reporting directly to the waste slag.  More extensive metallurgical test work on the MC produced from the pilot plant tests is in progress.  The melting tests will process the concentrate to produce a large sample of both pig iron as well as slag.  The objectives of the melting tests are to define the agglomeration technology, identify melter operation parameters and produce large samples of pig iron and slag for subsequent use.  Production of a large sample of pig iron will develop confidence in the chemistry of the product that would be produced by the commercial melter.  The slag sample will be used in identifying the optimum technology route for recovery of both vanadium and titanium.  Information gathered from the slag recovery test program will define the criteria necessary for a slag recovery plant.

The percussion drilling raw (unseparated) sand samples have been split and analysed for a mineral resource estimate to be completed by SRK Consulting (Johannesburg), expected in first quarter 2009.  Analytical results from all drillholes average 4.65% iron from 0 – 30 metres depth and 4.88% iron from 0 – 15 metres depth.

SRK Consulting (Johannesburg) has been commissioned to prepare a resource estimate for Pampa el Toro, which it anticipates will be completed in the second quarter of calendar 2009.  In August 2008, the Company signed a contract with SRK to prepare a Preliminary Economic Assessment for Pampa el Toro.  However, given the advanced stage of testing at Pampa El Toro, SRK have agreed to skip this preliminary step and proceed directly to a Pre-Feasibility Study (PFS) and the Company is currently reviewing SRK’s proposal in this regard.  The PFS would include a resource estimate and a determination of mining method, together with estimates for capital and operating costs.  The design of the dry magnetic separation and size classification plant will be finalized and designed for full-scale construction.  A comprehensive logistical operating plan and ore transportation plan will also be included.  A critical component of the feasibility work will be the results of the pilot-scale melting and slag recovery tests, which are currently in progress.  The concentrate will be processed into liquid hot metal (molten iron) in a pilot-scale electric arc-based smelting furnace and cast into saleable iron ingots.  The program includes agglomeration studies and testing, bench-scale smelting tests to establish operating parameters, and a large-scale smelting test intended to produce a significant quantity of pig iron product, which demonstrates steady state smelting operation and provides samples for examination by end-users.  The smelting test will also produce a large sample of slag, which will optimize the later testing of vanadium and titanium recovery technology for the commercial plant flow sheet.

Planned Activities

A work programme based on the recommendations listed above would cost approximately USD 3.5 million, and could be completed within a 12 to 14 month period.  However, the ability of the Company to proceed with further work at its Iron Sands Project, including commissioning SRK to proceed with the PFS, is dependent upon the Company being able to raise the additional financing required to do so.  At the present time, the Company does not have sufficient funding to proceed, and there can be no assurance that it will be able to do so.  Failure to raise the required finding in a timely manner will result in the delay of further work and the commencement and completion of the PFS.

To October 31, 2008, the Company has incurred an aggregate of $7,071,620 in the acquisition (including property payments), maintenance and exploration of the Iron Sands Project.

There is no significant physical plant or equipment at the Iron Sands project.  The Iron Sands Project is without known reserves, and the Company’s exploration programs at the Iron Sands Project are exploratory in nature.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company is in the business of acquiring, exploring and evaluating interests in mineral properties.  The Company’s current property interests are held for the purposes of exploration for precious and base metals.  The following discussion explains the variations in the key components of the Company’s year over year operating results and should be read in conjunction with the Company’s audited consolidated financial statements and the related notes thereto, which are prepared in accordance with Canadian GAAP.  These accounting principles differ in certain respects from U.S. GAAP.  The differences as they affect the Company’s consolidated financial statements are described in Note 15 to the audited consolidated financial statements.  As with most junior mineral exploration companies, the results of operations are not the main factor in establishing the financial health of the Company.  Of far greater significance are the mineral properties in which the Company has, or may earn, an interest, its working capital and how many shares it has outstanding.  Yearly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options.

5.A

Operating Results

Year ended October 31, 2008 compared with year ended October 31, 2007

In the year ended October 31, 2008 the Company had a net loss of $15,829,662 or $0.29 per share as compared to a net loss of $8,313,490 or $0.18 per share for the year ended October 31, 2007.  During fiscal 2007, the Company had a realized gain of $1,818,236 on the sale of 1,000,000 shares of ITH and an unrealized gain of $260,000 due to the fair value adjustments of the ITH warrants which are considered to be a derivative financial instrument.  In fiscal 2008, the Company sold 249,700 shares of ITH, realizing a gain of $258,920 and had an unrealized loss of $1,800,000 due to the fair value adjustments on the ITH warrants.  These warrants were exercised on August 4, 2008 whereby the Company acquired an additional 2,000,000 shares of ITH.  Property write-offs increased to $5,366,125 in fiscal 2008 compared to write-offs in fiscal 2007 of $3,538,466, principally as a result of the scaling down of exploration activities in Argentina and the associated disposal of SHV project property interests there.

The Company’s general and administrative costs totalled $8,999,874 in fiscal 2008 compared to $7,465,806 in fiscal 2007.  The major expense categories involved in this increase are the salaries (2008 - $2,807,687; 2007 - $2,624,072) and consulting fees (2008 - $2,664,502, 2007 - $827,065).  This total increase was offset by the decreased expenses for property evaluations (2008 - $520,020, 2007- $1,332,246), which reflect a continued focus on the development of the Company’s iron ore properties in Peru and an effort to reduce costs where possible.  (Also refer to the stock-based compensation component of the related expense categories below).

The Company’s interest income of $92,501 in fiscal 2008 (2007 - $231,022) reflects lower average cash balances.  The foreign exchange gain (loss) of $350,962 in fiscal 2008 (2007 - $(446,476)) arose principally as a result of strengthening in the Argentine and Peruvian currencies compared to the Canadian dollar.

Stock-based compensation has been included in the following expense categories:

	Fiscal years ended October 31
	2008	2007
Salary	$ 1,241,469	$ 1,519,898
Consulting	2,361,536	178,144
Investor relations	186,915	147,438
	$ 3,789,920	$ 1,845,480

All other administrative expenses are commensurate with the general level of exploration or regulatory activity on a period over period basis.

Year ended October 31, 2007 compared with year ended October 31, 2006

In the year ended October 31, 2007 the Company had a net loss of $8,313,490 or $0.18 per share, as compared to a net loss of $8,190,142 or $0.19 per share for the year ended October 31, 2006.

The net results for fiscal 2007 actually reflect higher operating costs over fiscal 2006 offset by a gain on the sale of a portion of the Company’s investment in ITH which occurred in the three months ended January 31, 2007.

The Company’s general and administrative costs were higher in fiscal 2007, totalling $7,465,806 compared to $6,481,022 in fiscal 2006.  A significant portion of this increase was due to property evaluations, which totalled $1,332,246 in fiscal 2007 versus $299,113 in fiscal 2006, as the Company continued its emphasis on project generation activities.

Two other factors resulting in increased general and administrative costs were higher salaries of $2,624,072 (2006 – $1,999,033) and increased subsidiary administrative costs of $1,626,891 (2006 - $158,789) in fiscal 2007.  These increases resulted from increased exploration activity generally as well as improved cost allocation procedures at the subsidiary level, which affected several cost categories including office costs.

The comparability of consulting fees and salaries year over year was also impacted by the stock-based compensation component (see below).

Other income resulted from a) the sale of 1,000,000 shares of ITH for a net gain of $1,818,236 which occurred in the quarter ended January 31, 2007, and b) an unrealized gain on a derivative investment in ITH warrants of $260,000 during fiscal 2007.  There was no comparative transaction in fiscal 2006, as this accounting treatment resulted from the adoption of new accounting policies relating to financial instruments as discussed in note 3 to the consolidated financial statements.

Other expense is comprised of a write down of resource properties totalling $3,538,466 compared to $2,052,145 in fiscal 2006, based upon a detailed review of the future exploration potential of all properties as of October 31, 2007.  Properties in Peru, principally Marcona, amounted to $2,844,903 of the fiscal 2007 write-down.  The reduced interest income of $231,022 in fiscal 2007 (2006 - $351,378) reflects lower average cash balances partially offset by higher interest rates.  The foreign exchange loss of $446,476 in fiscal 2007 (2006 – $8,353) arose principally as a result of a weakening in the Argentine and Peruvian currencies against the Canadian dollar.

Stock-based compensation has been included in the following expense categories:

	Fiscal years ended October 31
	2007	2006
Salary	$ 1,294,488	$ 1,233,876
Professional	-	9,809
Consulting	403,554	1,448,609
Investor relations	147,438	276,889
	$ 1,845,480	$ 2,969,183

Other administrative expenses rose in fiscal 2007 due to the general increase in the level of activity of the Company, including increased expense at its Latin American subsidiaries.

5.B

Liquidity and Capital Resources

The Company has no revenue generating operations from which it can internally generate funds.  To date, the Company’s ongoing operations have been predominantly financed by the sale of Cardero’s equity securities by way of private placements and the subsequent exercise of share purchase warrants and broker options issued in connection with such private placements.  However, the exercise of warrants/options is dependent primarily on the market price and overall market liquidity of the Common Shares at or near the expiry date of such warrants/options (over which the Company has no control) and therefore there can be no guarantee that any existing warrants/options will be exercised.  In addition, the Company can raise funds through the sale of interests in its mineral properties, although current market conditions have substantially reduced the number of potential buyers/acquirors of any such interest(s).  This situation is unlikely to change until such time as the Company can develop a bankable feasibility study on one of its projects.  When acquiring an interest in mineral properties through purchase or option Cardero will sometimes issue Common Shares to the vendor or optionee of the property as partial or full consideration for the property interest in order to conserve its cash.

At the present time the Company does not contemplate that it will be necessary to institute any specific cost saving measures or additional reductions in staff or consultants, or drop any additional properties (other than due to exploration results being insufficient to justify further work or permit optioning or joint venturing the property), in response to current conditions in the equity or credit markets.  However, as previously stated, the Company is devoting substantially all of its resources to moving forward with the ongoing resource definition program at the Pampa el Toro Iron Sands project and is unlikely to carry out any significant work programs at its other properties (other than as necessary to maintain its interest therein) in the near future.  Consequently, the Company will consider the abandonment of some or all of its other property interests if necessary to preserve its interest in the Pampa el Toro property.  Management will continue to review such strategy on an ongoing basis.  The Company also anticipates that the current slow-down in the junior resource exploration sector may also serve to reduce the cost of external services such as drilling, helicopter support and expediting, as will reduced fuel costs.

The Company expects that it will operate at a loss for the foreseeable future and that it will require additional financing to fund further exploration of current mineral properties, to acquire additional mineral properties and to continue its operations (including general and administrative expenses) beyond the second quarter of 2009.  While it anticipates that such funding will come from the proceeds of the sale of the Pampa de Pongo property in Peru to Nanjinzhao and believes that the sale will complete as provided for in the purchase agreement, there remains the possibility that the sale may not complete as presently structured or at all.  The Company currently has no funding commitments or arrangements for additional financing at this time (other than the potential exercise of outstanding options or warrants or the sale of some or all of its investment in ITH and Trevali) and there is no assurance that the Company will be able to obtain additional financing on acceptable terms, if at all.  There is significant uncertainty that the Company will be able to secure any additional financing in the current equity markets – see “Risk Factors”.  The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.  Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes.

As at October 31, 2008, the Company reported cash and cash equivalents of $1,288,840 compared to $824,484 as at October 31, 2007.  The change in cash was the net result of the issuance of Common Shares for private placements, upon the exercise of outstanding warrants and stock options and broker compensation options for the total amount of $11,982,499, less mineral property expenditures of $5,575,442, net investment purchases of $1,706,056, fixed asset purchases of $155,367 and cash used in operating activities of $4,081,278 during the year ended October 31, 2008.  As at October 31, 2008, the Company had working capital of $2,436,330, compared to working capital of $2,749,920 as at October 31, 2007.

As at October 31, 2007, the Company reported cash and cash equivalents of $824,484 compared to $4,506,165 as at October 31, 2006.  The change in cash was the net result of the issuance of Common Shares for private placements, upon the exercise of outstanding stock options and broker compensation options for the total amount of $5,597,420 and net investment sales proceeds of $2,278,236, less mineral property expenditures of $4,986,735, fixed asset purchases of $29,437 and cash used in operating activities of $6,541,165 during the year ended October 31, 2007.  As at October 31, 2007, the Company had working capital of $2,749,920, compared to working capital of $5,668,546 as at October 31, 2006.

The Company has no exposure to any asset-backed commercial paper.  Other than cash held by its subsidiaries for their immediate operating needs in the United States, Mexico, Peru and Argentina, all of the Company’s cash reserves are on deposit with a major Canadian chartered bank or invested in Government of Canada Treasury Bills or Banker’s Acceptances issued by major Canadian chartered banks.  The Company does not believe that the credit, liquidity or market risks with respect thereto have increased as a result of the current market conditions.  However, in order to achieve greater security for the preservation of its capital, the Company has, of necessity, been required to accept lower rates of interest which has also lowered its potential interest income.

5.C

Research and Development, Patents and Licences, etc.

The Company does not have any specific research and development policies, nor has it spent any amounts specifically on research and development.  However, should work by the Company in connection with the exploration, development or mining of its properties (including metallurgical and mineral processing studies) develop, produce or result in the design of methods, processes or inventions which may be patentable, it is the Company’s policy to apply for patents in respect of any such methods, processes or inventions.  The Company’s business is not dependent in any way upon any such patents being applied for or granted.

5.D

Trend Information

As a junior mineral exploration company, the Company is subject to, and is affected by, not only general economic trends which impact the economy in general and affect the demand for, and hence the price and supply of, the minerals for which it is exploring (which are currently gold, silver, copper, iron ore, titanium and vanadium) and consequently the attractiveness of the Common Shares as an investment, but also competing land use policies which may restrict the availability of open areas for mineral exploration activities.  However, there are no specific trends, uncertainties, demands, commitments or events known to the Company that are likely to have a material effect on the Company’s business in a manner different from that of the mining industry in general and the junior natural resource exploration sector in particular.

5.E

Off-Balance Sheet Arrangements

The Company does not have any off balance sheet arrangements.

5.F

Tabular Disclosure of Contractual Obligations

The following table discloses the Company’s contractual obligations for committed office and equipment lease obligations.  The Company does not have any long-term debt or loan obligations.  Under the terms of the Company’s mineral property option purchase agreements with respect to certain of the concessions comprising the Iron Sands project in Peru, the Titac and Longnose properties in Minnesota and the Franco property in Mexico, the Company is required to make certain option or lease payments and incur certain levels of expenditures in order to maintain and preserve the Company’s interests in the related mineral properties.  However, all of such payments and expenditures are optional on the part of the Company, and if the Company is unable or unwilling to make any such payments or incur any such expenditures, while the Company would thereby lose or forfeit its rights to acquire or hold the related mineral properties, it would not be liable for any payments not made nor would it be required to pay any penalties.  The disclosure in the following table with respect to mineral property option/lease agreements assumes that the Company determines to proceed with all such agreements.

	Payments due by period(2)
	Total	Prior to October 31, 2009	November 1, 2009 – October 31, 2012	November 1, 2012 – October 31, 2015	After November 1, 2015
Contractual Obligations
Mineral Property Option/Lease Agreement Payments(1)(3)(4)	6,049,100	225,000	3,208,100	1,321,000	1,295,000(5)
Operating Lease Obligations	703,592	175,848	527,744	Nil	Nil
Total	6,752,692	400,848	3,735,844	1,321,000	1,295,000

Notes:

(1)

Does not include any payments required pursuant to royalties (other than advance or minimum royalties), which are impossible to predict at this time.

(2)

Assumes USD/CAD at par.

(3)

Operations at the Franco project, Mexico are currently suspended due to force majeure and it is impossible to predict when the force majeure may be resolved.  Until that time, the Company’s payments and work obligations under the applicable option agreement are suspended.  As a consequence, no such amounts are included above.

(4)

These amounts do not include payments and expenditures required under option/lease agreements in respect of which the Company has optioned the underlying mineral rights to third parties and who are responsible for all such payments and expenditures.

(5)

Assumes that applicable mining leases do not extend beyond the initial 20 year period.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A

Directors and Senior Management

The following table sets out certain information relating to the directors and senior management of the Company as at April 24, 2009:

Name	Position	Age	Date of First Election or Appointment
Hendrik Van Alphen	Director, President & Chief Executive Officer	56	April, 1999
Leonard Harris(1)(2)(3)(4)	Director	81	February, 2000
Murray Hitzman(1)(2)(3)	Director	55	January, 2006
Stephan Fitch(1)(2)(4)	Director	50	May, 2006
Lawrence W. Talbot	Director, Vice-President and General Counsel	53	April, 2003
Michael W. Kinley	Chief Financial Officer	58	July, 2005
Keith Henderson	Vice-President, Exploration	39	March, 2007
Carlos Armando Ballon Barraza	Vice-President, South America	49	March, 2009
Mark Cruise	Vice-President, Business Development	39	November, 2004
Marla K. Ritchie	Corporate Secretary & Corporate Administrator	46	May, 2001

(1)

Member of Audit Committee

(2)

Member of the Compensation Committee

(3)

Member of the Sustainable Development Committee

(4)

Member of the Corporate Governance and Nominating Committee

Hendrik Van Alphen (Director, President & Chief Executive Officer) - Mr. Van Alphen has been in the mining business for 24 years.  He started, initially, as a successful exploration/drilling contractor, and then became the President of Pacific Rim Mining Corp. (a public natural resource exploration company), where he laid the foundation for Pacific Rim to become a successful South American based resource company.  He served as Vice-President of Corriente Resources Inc. from 1994 to 1999, following which he became the President of Cardero in 1999, reactivating it and spearheading its entrance into South America, particularly Argentina and Peru.

Lawrence W. Talbot (Director, Vice-President & General Counsel) – Mr. Talbot is a mining lawyer with over 23 years experience representing a wide range of clients in the mining industry, from individual prospectors and junior and mid-size explorers and producers through to major mining companies, in both the hard-rock and industrial mineral fields.  He has extensive experience acting for public natural resource companies and providing advice on all aspects of their businesses, including corporate finance, securities and regulatory matters, corporate governance and shareholder issues, and all aspects of corporate acquisitions, takeovers, divestitures and reorganizations.  Prior to July 1, 2006 he was a partner in one of Canada’s largest law firms, and now acts as general counsel to a select group of public companies, including the Company.

Leonard Harris (Director) - Mr. Harris is a professional engineer with Metallurgy diploma and 50 years experience in all aspects of mineral processing and mining operations world wide, a significant part of which has been in South America.  Mr. Harris spent 16 years with Cerro de Pasco Corporation before joining Newmont Mining Corporation, where he served as President and General Manager of Newmont Peru Limited and Vice-President and General Manager of Newmont Latin America.  Mr. Harris was General Manager (involved in construction and operation) of the Minera Yanacocha gold mine in Peru.  Since 1995, Mr. Harris has been a consultant and director of several public small cap exploration/mining companies.

Murray Hitzman (Director) - Dr. Hitzman received BA degrees in Earth Science and Anthropology from Dartmouth College in 1976, an MS in geology from the University of Washington, Seattle in 1978, and a Ph.D. from Stanford University in 1983.  Dr Hitzman began work in the mining industry with Anaconda Copper Mining Company at the Yerington porphyry copper mine in Nevada and subsequently worked for Anaconda in Alaska from 1977 through 1982.  From 1982 through 1993, Dr. Hitzman worked throughout the world for Chevron Resources Company and initiated and managed base and precious metal exploration projects in Papua New Guinea, Brazil, Spain, Ireland, France, Germany, Italy, Tanzania, Canada, and the United States.  In 1990 he discovered the Lisheen zinc-lead-silver deposit in Ireland.  From 1990 though 1993, Dr. Hitzman was manager of the Lisheen project, guiding it through exploration and pre-feasibility, including engineering and environmental studies.  In 1993, Dr. Hitzman was named Geological Society of America Congressional Fellow and served from September, 1993 to August, 1994, on the staff of U.S. Senator Joseph Lieberman (D - CT) working on natural resource and environmental issues.  Dr. Hitzman was named Executive Branch Fellow by the American Association for the Advancement for Science/Sloan Foundation during 1994.  As the Executive Branch Fellow he served as a senior policy analyst in the White House Office of Science and Technology Policy from September, 1994 through March, 1996 specializing in natural resource, environmental, and geoscience issues.  In June, 1996, Dr. Hitzman became the Charles F. Fogarty Professor of Economic Geology at the Colorado School of Mines, and in 2000 was named Head of the Department of Geology and Geological Engineering at the Colorado School of Mines (he stepped down as such in August, 2007).

Stephan Fitch (Director) – Mr. Fitch is a co-founder and a managing director of the London based International Asset Group, Ltd. (IAGL), a private company which specializes in international merchant banking activities.  He has been involved in a broad range of international corporate finance/investment banking activities for over 18 years specializing primarily in start up, venture capital and small-capitalized public companies.  Prior to joining IAGL, Mr. Fitch was co-founder and Executive Vice President of New World Capital, Inc.  New World was established in 1992 and was involved in corporate finance and investment banking activities throughout Europe and the US.  Prior to joining New World, Mr. Fitch co-founded, in 1986, Somerset Partners Ltd., a Denver based partnership specializing in M & A activities.  From 1984 to 1986, Mr. Fitch worked as an assistant research analyst for Cambridge Research and Management Group, a registered commodities trading advisor, based in Century City, California.

Michael W. Kinley (Chief Financial Officer) – Mr. Kinley possesses extensive public company experience and, the financial qualifications to play an important role as the Company continues to rapidly expand.  He received his Chartered Accountant designation in 1973 in Ontario while with KPMG, where he became a partner in 1981.  Since 1993, Mr. Kinley has been the president of Winslow Associates Management & Communications Inc., a private consulting firm which provides accounting and regulatory support services to junior public companies.

Keith Henderson (Vice-President, Exploration) – Mr. Henderson has been involved in mineral exploration since 1995.  Having worked in Europe, Africa and the Americas, he has extensive expertise in a variety of deposit types and commodities including gold, zinc, nickel, copper and coal.  Mr. Henderson began his exploration career with the CSA Group, initially spending 3 years in Tanzania where he managed a large gold exploration program.  He also worked extensively in Ireland on regional zinc exploration and in southern Africa on a range of exploration and development projects.  In 2001, Mr. Henderson was employed by the Exploration Division of Anglo American plc, managing regional zinc exploration programs in Ireland and Canada, including a successful near-mine zinc exploration program at the Lisheen Mine (Ireland) and initiating joint venture negotiations for exploration rights.  In 2005, Mr. Henderson was transferred to Anglo American Exploration in Vancouver, British Columbia, adding value on a variety of North American nickel and copper projects.  Most recently, he was Project Manager for Anglo Coal's newly incorporated Canadian subsidiary, managing all aspects of project start-up together with an extensive exploration and resource definition program.  Mr. Henderson was educated in Ireland, graduating from Queens University Belfast with B.Sc. (Hons.) Geology and subsequently from University College Dublin with M.Sc. Petroleum Geology.

Carlos Armando Ballon Barraza (Vice-President, South America) – Sr. Ballon is a graduate of the Colorado School of Mines, and a highly experienced mining engineer who managed the Santander Silver/Zinc/Lead mine in Peru from 1985 to 1993.  More recently, Mr. Ballon was Vice-President, South America for Corriente Resources Inc. (a public mineral exploration company listed on the TSE) followed by Director of Thiess South America (Australia’s largest contract miner), for which he managed major engineering works at the Tintaya and Yanacocha mines in Peru.

Dr. Mark Cruise (Vice-President, Business Development) – Dr. Cruise is a base metal specialist, having completed his Ph.D. on the Irish Zinc-Lead orefield.  Dr. Cruise has extensive global base metal experience from grass-roots exploration through resource definition to production in Europe and the Americas on behalf of Pasminco Exploration & Anglo American plc.  Dr. Cruise spent eight years employed by Anglo American plc in grassroots and mine site settings.  As a member of Anglo’s Lisheen Mine feasibility/technical team in Ireland, he planned and supervised the project-definition and geotechnical drilling programs before going on to initiate district and country-wide base-metal exploration.  In 2001, Dr. Cruise joined Anglo’s Vancouver, British Columbia office, where he held the position of Senior Geologist Copper/Zinc and was responsible for Anglo’s copper and zinc portfolio, including project generation and implementation in Canada, USA, and Mexico.

Marla K. Ritchie (Corporate Secretary and Corporate Administrator) – Ms. Ritchie brings over 21 years experience in public markets working as a Corporate Administrator and Corporate Secretary for companies specializing in resource based exploration.  Since 2001, she has been the Company’s Corporate Secretary and in October 2003 she became employed by the Company as its Corporate Administrator.  Between 1992 and 2003, she worked for Ascot Resources Ltd, Brett Resources Inc, Golden Band Resources Inc, Hyder Gold Inc., Leicester Diamond Mines Ltd., Loki Gold Corporation, Oliver Gold Corporation and Solomon Resources Limited, all public junior natural resource exploration companies.

There are no family relationships among any of the Company’s directors or senior management.  There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

The following table identifies the name of each officer and director of the Company and any public company (i) which employs such officer or director, (ii) for which such officer or director currently serves as an officer or director of such other company, or (iii) which is affiliated with such officer or director (other than Cardero):

Name of Director	Name of Company	Description of Business	Position
Hendrik Van Alphen	International Tower Hill Mines Ltd. Wealth Minerals Ltd.	Natural resource Natural resource	Chairman & Director CEO, Pres. & Director
Michael Kinley	Indico Resources Ltd. International Tower Hill Mines Ltd. Wealth Minerals Ltd. GFK Resources Inc. Can-Asia Minerals Inc. Dorato Resources Inc. Trevali Resource Corp.	Natural resource Natural resource Natural resource Natural resource Natural resource Natural resource Natural resource	CFO & Director CFO CFO Pres., CFO & Dir. CEO & Director CFO CFO
Lawrence Talbot	Remstar Resources Ltd. International Tower Hill Mines Ltd. Gold Port Resources Ltd. Caerus Resource Corporation Wealth Minerals Ltd.	Natural resource Natural resource Natural resource Natural resource Natural resource	Director V-P & General Counsel Secretary Secretary V-P & General Counsel
Leonard Harris

Alamos Gold Inc.

Canarc Resource Corp.

Endeavour Silver Corp.

Solitario Exploration & Royalty Corp.

Sulliden Exploration Inc.

IMA Exploration Inc.

Indico Resources Limited

Golden Arrow Resources Corporation

Pediment Gold Corporation

Castle Gold Corporation

		Natural resource Natural resource Natural resource Natural resource Natural resource Natural resource Natural resource Natural resource Natural resource Natural resource	Director Director Director Director Director Director Pres., CEO & Director Director Director Director
Stephan Fitch	None
Murray Hitzman	Mansfield Minerals Ltd. Pachamama Resources Ltd.	Natural resource Natural resource	Director Director
Carlos Ballon	Trevali Resources Corp.	Natural resource	Chairman & Director
Mark Cruise	Dorato Resources Inc. Trevali Resources Corp.	Natural resource Natural resource	Director Pres., CEO & Director
Keith Henderson	Dorato Resources Inc. Indico Resources Ltd.	Natural resource Natural resource	Pres., CEO & Director Director
Marla Ritchie	International Tower Hill Mines Ltd. Wealth Minerals Ltd. Dorato Resources Inc. Trevali Resource Corp.	Natural resource Natural resource Natural resource Natural resource	Secretary Secretary Secretary Secretary

6.B

Compensation

Executive Compensation

For the fiscal year ending October 31, 2008, the Company paid an aggregate of $923,640 in cash compensation to the directors and senior management as a group.

For the fiscal year ending October 31, 2007, the Company paid an aggregate of $914,548 in cash compensation to the directors and senior management as a group.

For the fiscal year ending October 31, 2006, the Company paid an aggregate of $768,742 in cash compensation to the directors and senior management as a group.

Under applicable Canadian securities laws, Cardero is required to disclose the compensation paid to some, but not all, of its senior management.  In the case of Cardero, disclosure is required for the current Chief Executive Officer and Chief Financial Officer, as well as for each of the three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000.  In the case of Cardero, only the compensation of the CEO and CFO is required to be disclosed (collectively, the CEO and CFO, are referred to as the “Named Executive Officers” or “NEO’s”).  The following table sets out compensation information for the fiscal years ended October 31, 2008, October 31, 2007 and October 31, 2006 to the Named Executive Officers.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Fiscal Year(1)	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation
Hendrik Van Alphen President & CEO	2008 2007 2006	180,000 180,000 180,000	Nil Nil Nil	Nil Nil Nil	575,000/0 337,500/0 350,000/0	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Michael W. Kinley CFO	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	50,000/0 200,000/0 50,000/0	Nil Nil Nil	Nil Nil Nil	$90,000(2) $90,000(2) $75,000(2)

(1)

Fiscal years ended October 31.

(2)

Fees paid to Winslow Associates Management & Communications Inc., a company controlled by Mr. Kinley, for financial consulting services.

The Company does not have any long term incentive plans, which are defined as “any plan providing compensation intended to motivate performance over a period longer than one financial year and does not include option or SAR plans or plans for compensation through restricted shares or units”.

During the fiscal year ended October 31, 2008, the following incentive stock options were granted to the Named Executive Officers:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year (1)	Exercise or Base Price ($/Security)(2)	Market Value of Securities Underlying Options on Date of Grant ($/Security)(3)	Expiration Date
Hendrik Van Alphen	200,000 300,000 75,000	15.54%	$1.50 $2.04 $2.18	$1.50 $2.17 $2.10	Jan. 16, 2010 Jul. 21, 2010 Aug. 8, 2010
Michael W. Kinley	50,000	1.35%	$2.18	$2.10	Aug. 8, 2010

(1)

Percentage of all of the Company’s incentive stock options granted during the fiscal year ended October 31, 2008 (3,700,000 total).

(2)

The exercise price of the stock options is set by the Directors in their discretion, provided that such price may not be less than the higher of the closing price of the Common Shares on the TSX for the trading day immediately preceding the date of grant and the “volume weighted average trading price” (calculated by dividing the total value by the total volume of Common Shares traded on the TSX during the relevant period) of the Common Shares on the TSX for the five trading days immediately before the date of grant.  The exercise price may only be adjusted in the event that certain specified events cause dilution of Cardero’s share capital or by the Board with the consent of the TSX in accordance with applicable TSX policies (including, in the case of insiders, disinterested shareholder approval).

(3)

The market value of the Common Shares on the date of grant is the price at which the Common Shares closed for trading on the TSX on the date of grant of the options.

The following table sets forth details of all exercises of stock options during the last financial year ended October 31, 2008 by the NEOs and the financial year-end value of unexercised incentive stock options held by the NEOs on an aggregated basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End ($)(2) Exercisable/ Unexercisable
Hendrik Van Alphen	187,500	Nil	725,000/Nil	$31,500/Nil
Michael W. Kinley	50,000	$53,500	250,000/Nil	$30,000/Nil

(4)

Calculated using the closing price of the Common Shares on the TSX on the date of exercise less the exercise price multiplied by the number of Common Shares acquired.

(5)

Calculated using the closing price of the Common Shares on the TSX on October 31, 2008, being the last trading day for the Common Shares for the financial year, of $1.62 per share, less the exercise price per share.

The Company does not provide retirement benefits for directors or senior management.

Employment Agreements

The Company has no plans or arrangements in respect of remuneration received or that may be received by an executive officer in the Company’s most recently completed financial year or current financial year in respect of compensating such officer in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, except as follows:

1.

The Company has entered into an agreement dated January 1, 2009 with Hendrik Van Alphen, pursuant to which Mr. Van Alphen will continue to be employed by the Company as its President and Chief Executive Officer on a part-time basis (75% of his working time) at a salary of $180,000/year.  The Company paid Mr. Van Alphen $180,000 (2007 – $180,000) during the fiscal year ended October 31, 2008.  Pursuant to such employment agreement, Mr. Van Alphen is entitled to certain compensation in the event of termination of his employment (voluntary or otherwise) as a result of a change in control in the Company or a change in his responsibilities following a change in control of the Company, or if he is subject to constructive dismissal as follows:

In the event of the occurrence of any of the following events:

•

a change in control of the Company (being the acquisition of voting shares constituting 20% of the then outstanding voting shares by any person or group of persons acting in concert)

•

the sale of all of the Company’s assets where there is no intention to acquire new mineral projects or there is an intention to pursue a business other than the exploration and development of mineral projects

•

a merger of the Company in which existing shareholders receive less than 50% of the share capital of the merged entity

•

a change in a majority of the incumbent directors of the Company or the appointment of new directors constituting a majority of the then board of directors

•

an event of constructive dismissal occurs (including ceasing to be a director other than as a result of voluntary resignation, a demotion of his position, a diminishment of his responsibilities in a matter of substance, a material reduction in his pay or benefits or his forced relocation)

Mr. Van Alphen may, except in the case of constructive dismissal, at any time during the period commencing 30 days after such event and ending one year after such event, and in the case of constructive dismissal, at any time within 120 days after the occurrence of such event, resign from employment with the Company.  In such event, he is then entitled to receive an amount equal to one and one-half times an amount equal to his then annual base salary plus the amount of the last bonus paid to him (if any) plus the amount of vacation pay otherwise payable for the next ensuing 12-month period.  In addition, he will be entitled to reimbursement of outplacement and financial counselling services up to $50,000 and a continuation of his then existing employee benefits for a period of one year after termination or until he sooner finds alternate employment that provides reasonably comparable benefits.

2.

The Company has entered into an agreement dated July 1, 2006 with Lawrence W. Talbot, pursuant to which Mr. Talbot will be employed by the Company as its Vice-President and General Counsel on a part-time basis (approximately 34 hours/month) at a salary of $100,000/year.  The Company paid Mr. Talbot $100,000 (2007 – $100,000) during the fiscal year ended October 31, 2008.  Pursuant to such employment agreement, Mr. Talbot is entitled to certain compensation in the event of termination of his employment (voluntary or otherwise) as a result of a change in control in the Company or a change in his responsibilities following a change in control of the Company, or if he is subject to constructive dismissal as follows:

In the event of the occurrence of any of the following events:

•

a change in control of the Company (being the acquisition of voting shares constituting 20% of the then outstanding voting shares by any person or group of persons acting in concert)

•

the sale of all of the Company’s assets where there is no intention to acquire new mineral projects or there is an intention to pursue a business other than the exploration and development of mineral projects

•

a merger of the Company in which existing shareholders receive less than 50% of the share capital of the merged entity

•

a change in a majority of the incumbent directors of the Company or the appointment of new directors constituting a majority of the then board of directors

•

an event of constructive dismissal occurs (including a demotion of his position, a diminishment of his responsibilities in a matter of substance, a material reduction in his pay or benefits or his forced relocation)

Mr. Talbot may, except in the case of constructive dismissal, at any time during the period commencing 30 days after such event and ending one year after such event, and in the case of constructive dismissal, at any time within 90 days after the occurrence of such event, resign from employment with the Company.  In such event, he is then entitled to receive an amount equal to his then annual base salary plus the amount of the last bonus paid to him (if any) plus the amount of vacation pay otherwise payable for the next ensuing 12-month period.  In addition, he will be entitled to a continuation of his then existing employee benefits for a period of one year after termination or until he sooner finds alternate employment that provides reasonably comparable benefits.

Mr. Talbot does not provide legal services to the Company under the foregoing employment agreement.  Rather, the Company has entered into a retainer agreement dated May 1, 2007 with Lawrence W. Talbot Law Corporation (“LWTLC”), pursuant to which LWTLC agrees to provide legal services to the Company.  Pursuant to the retainer agreement (which replaced a similar agreement dated July 1, 2006), the Company has agreed to pay LWTLC a minimum annual retainer of $82,500 (plus applicable taxes and disbursements).  The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year’s notice (or payment of one year’s retainer in lieu of notice).  During the fiscal year ended October 31, 2008, the Company paid LWTLC the sum of $92,589.82, inclusive of legal fees, disbursements and applicable federal and provincial sales taxes (2007 – $103,277.46, 2006 - $37,666.64).

The Company has also entered into the following employment agreements with certain other officers, as follows:

(a)

The Company has entered into an agreement dated November 15, 2004 with Mark D. Cruise.  Mr. Cruise was originally employed as the Vice-President, Exploration, effective November 15, 2004, on a full-time basis at a salary of $175,000 per year, plus medical, dental and other employee benefits in accordance with the Company’s such programs in place from time to time.  On March 28, 2007, Mr. Cruise became the Vice-President, Business Development of the Company.  Effective April 1, 2008, Mr. Cruise became a part-time employee and now devotes 25% of his time to the Company’s affairs at a salary of $60,000 per year.  The agreement provides that it is terminable by the Company at any time for cause, or by either the Company other than for cause or by Mr. Cruise upon not less than 60 days notice.

(b)

The Company has entered into an agreement dated March 28, 2007 with Keith Henderson pursuant to which Mr. Henderson became employed as the Vice-President, Exploration of the Company on a full-time basis, effective March 28, 2007, at a salary of $165,000 per year, plus medical, dental and other employee benefits in accordance with the Company’s such programs in place from time to time.  Effective December 1, 2008, Mr. Henderson became a part-time employee and now devotes 50% of his time to the Company’s affairs at a salary of $82,500 per year.  The agreement provides that it is terminable by the Company at any time for cause, or upon not less than 90 days notice other than for cause.  The agreement is terminable by Mr. Henderson upon not less than 30 days notice.

(c)

The Company has entered into an agreement dated January 1, 2009 with Marla K. Ritchie pursuant to which Ms. Ritchie will continue her employment with the Company (which began in October, 2003) as Corporate Administrator.  Ms. Ritchie was originally employed as the Company’s Corporate Administrator on a full-time basis at a salary of $72,000 per year, plus medical, dental and other employee benefits in accordance with the Company’s such programs in place from time to time.  Effective June 1, 2008, Ms. Ritchie became a part-time employee and now devotes 75% of her time to the Company’s affairs at an annual salary of $108,000.  The agreement provides that it is terminable by the Company at any time for cause, or by either the Company other than for cause or by Ms. Ritchie upon not less than 60 days notice.

Director Compensation

Except as noted below, the Company had no arrangements, standard or otherwise, pursuant to which directors were compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the fiscal year ended October 31, 2008.

Except as noted below, none of Cardero’s current directors who are not also executive officers have received any manner of compensation for services provided in their capacity as directors, consultants or experts during the most recently completed financial year.

Effective June 1, 2008, the Compensation Committee recommended, and the Board approved, the payment of annual retainer and meeting fees to the independent directors of Cardero, in recognition of the fact that service as a director in an active resource exploration company such as the Company requires a significant commitment of time and effort, as well as the assumption of increasing liability.  Independent directors receive a monthly retainer fee of $2,000 ($24,000 per annum), plus an additional fee of $500 per Board or Board committee meeting attended in person or by conference telephone.  There is no additional compensation paid with respect to committee membership.  In addition, Cardero reimburses directors for their out-of-pocket costs incurred in attending board meetings.  During the fiscal year ended October 31, 2008, each of Messrs. Harris, Hitzman and Fitch were paid or accrued aggregate director’s fees of $10,000.  Messrs. Van Alphen and Talbot do not receive director’s fees.

Directors who are not NEO’s are also eligible to receive incentive stock options.  The following table sets out the incentive stock options granted during the financial year ended October 31, 2008 to the directors of the Company who were not NEO’s:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year (1)	Exercise or Base Price ($/Security)(2)	Market Value of Securities Underlying Options on Date of Grant ($/Security)(3)	Expiration Date
Lawrence Talbot	100,000 150,000	2.70 4.05	2.04 2.18	2.17 2.10	July 21, 2010 August 8, 2010
Leonard Harris	100,000 50,000	2.70 1.35	2.04 2.18	2.17 2.10	July 21, 2010 August 8, 2010
Murray Hitzman	200,000	5.40	2.18	2.10	August 8, 2010
Stephan Fitch	200,000	5.40	2.18	2.10	August 8, 2010

(1)

Percentage of all of the Company’s incentive stock options granted during the fiscal year ended October 31, 2008.

(2)

The exercise price of the stock options is set by the Directors in their discretion, provided that such price may not be less than the higher of the closing price of the Common Shares on the TSX for the trading day immediately preceding the date of grant and the “volume weighted average trading price” (calculated by dividing the total value by the total volume of Common Shares traded on the TSX during the relevant period) of the Common Shares on the TSX for the five trading days immediately before the date of grant.  The exercise price may only be adjusted in the event that certain specified events cause dilution of Cardero’s share capital or by the Board with the consent of the TSX in accordance with applicable TSX policies (including, in the case of insiders, disinterested shareholder approval).

(3)

The market value of the Common Shares on the date of grant is the price at which the Common Shares closed for trading on the TSX on the date of grant of the options.

The following table sets forth details of all exercises of stock options during the last financial year ended October 31, 2008 by directors who are not NEOs, as a group, and the financial year-end value of unexercised incentive stock options held by such group on an aggregated basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End ($)(2) Exercisable/ Unexercisable
Directors who are not Named Executive Officers (4)	155,000	97,200	1,050,000/Nil	$37,500/Nil

(1)

Calculated using the closing price of the Common Shares on the TSX on the date of exercise less the exercise price multiplied by the number of Common Shares acquired.

(2)

Calculated using the closing price of Common Shares on the TSX on October 31, 2008, being the last trading day for the Common Shares for the financial year, of $1.62 per share, less the exercise price per share.

6.C

Board Practices

The Directors resign at the beginning of, and new Directors are elected at, each annual general meeting of the shareholders of Cardero.  Each Director elected will hold office until the next annual meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the BCBCA.  See Item 6.A – Directors and Senior Management - for dates Directors were first elected to the Board.  Except as provided in Item 6B - Compensation – no Director has a service contract with the Company or any of its subsidiaries providing for benefits upon termination of employment – see Item 6.B – Compensation.

Audit Committee

Stephan Fitch

Leonard Harris

Murray Hitzman

At their first meeting following each annual general meeting, the Directors must elect an audit committee, consisting of no fewer than three Directors, for the ensuing year.  Under Canadian Securities Administrators National Instrument 52-110 “Audit Committees” (“NI 52-110”), all of such directors must be “independent” (as determined under NI 52-110) and able to read and understand fundamental financial statements and of whom one must be financially sophisticated.  Under NI 52-110, a director is “independent” if he has no direct or indirect material relationship with the Company and, for such purpose, “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgement, provided that an individual who is, or has been within the last three years, an employee or executive officer of the Company is considered to have a material relationship with the Company.  Under the NYSE-A Company Guide each of the members of the audit committee:

(a)

must be independent in accordance with both the independence standards specified in Section 803A of the NYSE-A Company Guide and Rule 10A-3 under the Exchange Act;

(b)

must not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years; and

(c)

must be able to read and understand fundamental financial statements, including a company’s balance sheet, income statement, and cash flow statement.

Each member of the Audit Committee is independent and satisfies the requirements set forth in Section 803A of the NYSE-A Company Guide and Rule 10A-3 of the Exchange Act.  Stephan Fitch is the chairman of the Audit Committee.  Stephan Fitch has been designated by the Board as the audit committee financial expert as defined in Item 16.A of Form 20-F.  See Item 16A. - Audit Committee Financial Expert.

Before a financial statement that is to be submitted to an annual general meeting is considered by the Board, it must be submitted to the Audit Committee for review, and the report of the Audit Committee on the financial statements must be submitted to the Board thereafter.

On December 16, 2004, the Board adopted a replacement Audit Committee Charter, a copy of which is attached as Exhibit 15.2 to this Annual Report.

The overall purpose of the Audit Committee (the “Committee”) is to (a) ensure that the management of the Company has designed and implemented an effective system of internal financial controls for reviewing and reporting on the Company’s financial statements; (b) oversee, review and report on the integrity of the Company’s financial disclosure and reporting; (c) review the Company’s compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts; and (d) be directly responsible for (i) the selection of a firm of external auditors to be proposed for election as the external auditors of the Company, (ii) the oversight of the work of the Company’s external auditors, and (iii) subject to the grant by the shareholders of the authority to do so, if required, fixing the compensation of the external auditors of the Company.

Compensation Committee

Leonard Harris

Stephan Fitch

Murray Hitzman

The Compensation Committee was formed on June 24, 2004.  Leonard Harris serves as Chairman of the Compensation Committee.  Each member of the Compensation Committee is independent as determined in Section 803A of the NYSE-A Company Guide and Rule 10A-3 of the Exchange Act.

The overall purpose of the Compensation Committee is to implement and oversee human resources and compensation policies and best practices for recommendation to the Board for approval and implementation.  Among other things, the Compensation Committee is responsible for assessing and reporting to the Board, on an annual basis, on the performance of the Company’s CEO for the prior year and reviewing, on an annual basis, the salary, bonus and other benefits, direct and indirect, of the Company’s CEO and making recommendations in respect thereof for approval by the Board.  The Compensation Committee also reviews, on an annual basis, the proposed compensation for all other officers of the Company after considering the recommendations of the CEO, reviews any proposed amendments to the Company’s incentive stock option plan and reviews and makes recommendations to the Board concerning the CEO’s recommendations for stock option grants.  A copy of the Compensation Committee Charter is attached to this Annual Report as Exhibit 15.3.

Sustainable Development Committee

Leonard Harris

Murray Hitzman

The Sustainable Development Committee was formed on May 8, 2007.  Leonard Harris serves as Chairman of the Sustainable Development Committee.  Each member of the Sustainable Development Committee is independent as determined in Section 803A of the NYSE-A Company Guide and Rule 10A-3 of the Exchange Act.

The overall purpose of the Sustainable Development Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Company’s continuing commitment to improving the environment and ensuring that its activities are carried out, and that its facilities are operated and maintained, in a safe and environmentally sound manner and reflect the ideals and principles of sustainable development.  The primary function of the committee is to monitor, review and provide oversight with respect to the Company’s policies, standards, accountabilities and programs relative to health, safety, community relations and environmental-related matters.  The committee will also advise the Board and make recommendations for the Board’s consideration regarding health, safety, community relations and environmental-related issues.  A copy of the Sustainable Development Committee Charter is attached to this Annual Report as Exhibit 15.4.

Corporate Governance & Nominating Committee

Stephan Fitch

Leonard Harris

The Corporate Governance & Nominating Committee was formed on May 8, 2007.  Stephan Fitch serves as Chairman of the Corporate Governance & Nominating Committee.  Each member of the Corporate Governance & Nominating Committee is independent as determined in Section 803A of the NYSE-A Company Guide and Rule 10A-3 of the Exchange Act.

The role of the Corporate Governance & Nominating Committee is to (1) develop and monitor the effectiveness of the Company’s system of corporate governance; (2) establish procedures for the identification of new nominees to the Board and lead the candidate selection process; (3) develop and implement orientation procedures for new directors; (4) assess the effectiveness of directors, the Board and the various committees of the Board; (5) ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board and its committees; and (6) assist the Board in setting the objectives of the Chief Executive Officer and evaluating the performance of the CEO.  A copy of the Corporate Governance & Nominating Committee Charter is attached to this Annual Report as Exhibit 15.5.

New Policies

Effective December 16, 2004, the Company adopted a Share Trading Policy.  A copy of this policy is attached to this Annual Report as Exhibit 15.6.

6.D

Employees

The following provides information with respect to the number of employees of the Company as at each of October 31, 2008, October 31, 2007 and October 31, 2006:

	October 31, 2008		October 31, 2007		October 31, 2006
Company	Full time	Part time	Full time	Part time	Full time	Part time
Cardero (Canada)	4(1)	7	3(2)	6	1	5
Cardero Management USA (United States)	2	Nil	1	Nil	Nil	Nil
Cardero Argentina (Argentina)	2	Nil	30	2	10	6
Cardero Peru (Peru)	8	2	12	1	12	1
MMC (Mexico)	1	1	1	1	1	1

(1)

During the financial year ended October 31, 2008, two of Cardero’s full time employees were seconded, on a permanent full-time basis, to other companies.

(2)

During the financial year ended October 31, 2007, one of Cardero’s full time employees was seconded, on a permanent full-time basis, to another company.

None of the Company’s employees are unionized.

6.E

Share Ownership

The following table sets out the number of shares beneficially owned by the Company’s directors and the members of its administrative, supervisory or management bodies as of April 24, 2009 and percentage of those shares outstanding of that class.

Name	Number of Common Shares Owned(1)	Percentage of Outstanding Common Shares(2)
Henk Van Alphen	2,225,050 (3)	3.75%
Lawrence Talbot	300,100(4)	0.51%
Leonard Harris	260,000(5)	0.44%
Stephan Fitch	285,015(6)	0.48%
Murray Hitzman	250,000(7)	0.42%
Keith Henderson	378,000(8)	0.64%
Mark Cruise	372,500(9)	0.64%
Michael Kinley	250,000(10)	0.42%
Carlos Ballon Barraza	219,750(11)	0.37%
Marla Ritchie	259,900(12)	0.44%
ALL DIRECTORS AND SENIOR OFFICERS AS A GROUP (10 persons)	4,805,315(13)	7.78%

(1)

Includes Common Shares which may be issued to such individual or group on the exercise of incentive stock options and share purchase warrants held by each of such individuals or group that are exercisable on, or within 60 days after, April 24, 2009.

(2)

Percentage based on the exercise by such individual or group of any incentive stock options and share purchase warrants held by such individual or group that are exercisable on, or within 60 days after, April 24, 2009, but assuming no other exercises of incentive stock options, warrants or other convertible securities held by any other persons.

(3)

Includes 787,500 incentive stock options and 50,000 share purchase warrants beneficially owned by Mr. Van Alphen.  The share purchase warrants are exercisable at $1.50 until March 1, 2010.

(4)

Includes 300,000 incentive stock options beneficially owned by Mr. Talbot.

(5)

Includes 250,000 incentive stock options beneficially owned by Mr. Harris.

(6)

Includes 250,000 incentive stock options beneficially owned by Mr. Fitch.

(7)

Includes 250,000 incentive stock options beneficially owned by Mr. Hitzman.

(8)

Includes 375,000 incentive stock options beneficially owned by Mr. Henderson.

(9)

Includes 362,500 incentive stock options beneficially owned by Mr. Cruise.

(10)

Includes 250,000 incentive stock options beneficially owned by Mr. Kinley.

(11)

Includes 50,000 share purchase warrants beneficially owned by Sr. Ballon which are exercisable at $1.50 until March 1, 2010.

(12)

Includes 250,000 incentive stock options beneficially owned by Ms. Ritchie.

(13)

Includes 3,075,000 incentive stock options and 100,000 share purchase warrants beneficially owned by directors and senior management.  The 100,000 share purchase warrants are exercisable at $1.50 until March 1, 2010.

Incentive Stock Option Plan

On March 26, 2009, the shareholders approved certain amendments to the Company’s 2002 Incentive Stock Option Plan (the “Plan”), and also approved the grant of unallocated options under the Plan until March 26, 2012 (as which time the grant of additional unallocated options will require re-approval for an additional 3 years).  The Plan has been conditionally accepted for filing by the TSX, and the materials required for final acceptance have been submitted.

The purpose of the Plan is to allow the Company to grant options to purchase Common Shares to the directors, officers, employees and consultants of, and to the employees of companies providing management services to, the Company, as additional compensation, and as an opportunity to participate in its profitability.  The granting of such options is intended to align the interests of such persons with the interests of the Company and its shareholders.

The following is a brief description of the material terms of the Plan, which description is qualified in its entirety by the specific provisions of the Plan.

1.

Options may be granted to Employees, Senior Officers, Directors, Non-Employee Directors, Management Company Employees, and Consultants (all as defined in the Plan) of Cardero and its Affiliates who are, in the opinion of the Board, in a position to contribute to the success of Cardero or any of its Affiliates.  Options are granted by the Board upon the recommendations of the CEO and the approval thereof by the Compensation Committee.

2.

The aggregate number of Common Shares that may be made issuable pursuant to options granted under the Plan, unless otherwise approved by shareholders, may not exceed that number which is equal to 10% of the Common Shares issued and outstanding at the time of a particular grant.  For greater certainty, in the event options are exercised, expire or otherwise terminate, Cardero may grant an equivalent number of new options under the Plan and Cardero may continue to grant additional options under the Plan as its issued capital increases, even after the Plan has received regulatory and shareholder approval.

3.

The number of Common Shares subject to each option will be determined by the Board at the time of grant, provided that the aggregate number of Common Shares reserved for issuance pursuant to options granted under the Plan or other share compensation arrangements of Cardero for issuance to:

(a)

insiders may not exceed 10% of the issued Common Shares; and

(b)

insiders within a one year period may not exceed 10% of the issued Common Shares,

in each case calculated as at the date of grant of the option, including all other Common Shares under option to such person at that time.  Subject to the overall 10% limit described in 2 above, and the limitations on options to insiders as set forth above, there is no maximum limit on the number of options which may be granted to any one person.

4.

The exercise price of an option will be set by the Board in its discretion, but such price will not be less than the greater of:

(a)

the closing price of the Common Shares on the TSX on the day prior to the option grant; and

(b)

the “volume weighted average trading price” (calculated by dividing the total value by the total volume of Common Shares traded on the TSX during the relevant period) of the Common Shares on the TSX for the five trading days immediately before the date of grant.

5.

Options may be exercisable for a period of up to ten years from the date of grant.  The Plan does not contain any specific provisions with respect to the causes of cessation of entitlement of any optionee to exercise his option, provided, however, that the Board may, at the time of grant, determine that an option will terminate within a fixed period (which is shorter than the option term) upon the ceasing of the optionee to be an eligible optionee or upon the death of the optionee, provided that, in the case of the death of the optionee, an option will be exercisable only within one year from the date of the optionee’s death.

6.

Under the Plan, notwithstanding the expiry date of an option set by the Board, the expiry date will be adjusted without being subject to the discretion of the Board to take into account any blackout period imposed on the optionee by Cardero.  If the expiry date falls within a blackout period, then the expiry date will be the close of business on the tenth business day after the end of such blackout period.  Alternatively, if the expiry date falls within two business days after the end of such a blackout period, then the expiry date will be the difference between 10 business days reduced by the number of business days between the expiry date and the end of such blackout period.

7.

The Plan does not provide for any specific vesting periods.  The Board may determine when any option will become exercisable and any applicable vesting periods, and may determine that an option shall be exercisable in instalments.

8.

On the occurrence of a takeover bid, issuer bid or going private transaction, the Board has the right to accelerate the date on which any option becomes exercisable and may, if permitted by applicable legislation, permit an option to be exercised conditional upon the tendering of the Common Shares thereby issued to such bid and the completion of, and consequent taking up of such Common Shares under, such bid or going private transaction.

9.

Options are non-assignable, and may, during his/her lifetime, only be exercised by the optionee.

10.

The exercise price per share under an option may be reduced, at the discretion of the Board, if:

(a)

at least six months has elapsed since the later of the date such option was granted and the date the exercise price for such option was last amended; and

(b)

disinterested shareholder approval is obtained for any reduction in the exercise price under an option held by an insider of the Company.

11.

The present policy of the Board is not to provide any financial assistance to any optionee in connection with the exercise of any option.

12.

The present policy of the Board is not to transform an option granted under the Plan into a stock appreciation right.

13.

If there is any change in the number of Common Shares outstanding through any declaration of a stock dividend or any consolidation, subdivision or reclassification of the Common Shares, the number of Common Shares available for option under the Plan, the Common Shares subject to any granted stock option and the exercise price thereof will be adjusted proportionately, subject to any approval required by the TSX.  If Cardero amalgamates, merges or enters into a plan of arrangement with or into another corporation, and Cardero is not the surviving or acquiring corporation, then, on any subsequent exercise of such option, the optionee will receive such securities, property or cash which the optionee would have received upon such reorganization if the optionee had exercised his or her option immediately prior to the record date.

14.

The Plan provides that, subject to the policies, rules and regulations of any lawful authority having jurisdiction (including the TSX), the Board may, at any time, without further action or approval by the shareholders of Cardero, amend the Plan or any option granted under the Plan in such respects as it may consider advisable and, without limiting the generality of the foregoing, it may do so to:

(a)

ensure that the options granted under the Plan will comply with any provisions respecting stock options in tax and other laws in force in any country or jurisdiction of which a optionee to whom an option has been granted may from time to time be resident or a citizen;

(b)

make amendments of an administrative nature;

(c)

change vesting provisions of an option or the Plan;

(d)

change termination provisions of an option provided that the expiry date does not extend beyond the original expiry date;

(e)

reduce the exercise price of an option for an optionee who is not an insider;

(f)

make any amendments required to comply with applicable laws or TSX requirements; and

(g)

make any other amendments which are accepted for filing by the TSX.

Any other amendments to the Plan will require approval of the shareholders.

As of April 24, 2009 there were 5,500,000 incentive stock options outstanding; however, the Company may in the future grant options to eligible participants in accordance with the Plan.  Based on the outstanding Common Shares, as at April 24, 2009, options with respect to an additional 354,347 Common Shares are available for grant under the Plan.  A copy of the Plan is attached to this Annual Report as Exhibit 4.11.

The following table lists the information as to the incentive stock options held by the Company’s directors and the members of its administrative, supervisory or management bodies as of April 24, 2009:

Name	Securities Under Options Granted (#)	Exercise Price ($/Security)	Expiration Date
Hendrik Van Alphen	50,000 200,000 300,000 75,000 162,500	1.47 1.50 2.04 2.18 1.16	September 7, 2009 January 16, 2010 July 21, 2010 August 8, 2010 December 9, 2010
Lawrence Talbot	50,000 100,000 150,000	1.47 2.04 2.18	September 7, 2009 July 21, 2010 August 8, 2010
Leonard Harris	100,000 100,000 50,000	1.47 2.04 2.18	September 7, 2009 July 21, 2010 August 8, 2010
Murray Hitzman	50,000 200,000	1.47 2.18	September 7, 2009 August 8, 2010
Stephan Fitch	50,000 200,000	1.47 2.18	September 7, 2009 August 8, 2010
Michael Kinley	200,000 50,000	1.47 2.18	September 7, 2009 August 8, 2010
Mark Cruise	25,000 150,000 187,500	1.47 1.91 1.16	September 7, 2009 October 3, 2009 December 9, 2010
Keith Henderson	25,000 200,000 150,000	1.47 1.91 2.04	September 7, 2009 October 3, 2009 July 21, 2010
Marla Ritchie	100,000 150,000	2.04 2.18	July 21, 2010 August 8, 2010
Carlos Ballon Barraza	Nil	N/A	N/A

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A

Major Shareholders

As at April 24, 2009, the aggregate number of Common Shares beneficially owned, directly or indirectly, by the Company’s directors and senior officers as a group (10 people) is 4,805,315 Common Shares, representing 7.78% of the total issued and outstanding Common Shares (assuming exercise of all of the incentive stock options and Common Share purchase warrants held by such directors and senior officers but no other convertible securities held by any other persons).  “Beneficial ownership” means sole or shared power to vote or direct the voting of the Common Shares, or the sole or shared power to dispose, or direct a disposition, of the Common Shares.  More than one person may be deemed to have beneficial ownership of the same securities.

All of the Common Shares, both issued and unissued, are shares of the same class and rank equally as to dividends, voting powers and participation of powers.  Accordingly, there are no special voting powers held by the Company’s major shareholders.

As at April 24, 2009, to the knowledge of management, the following is the only person who beneficially owns 5% or more of the issued and outstanding Common Shares:

Title of Class of Security	Name of Stockholder	Number of Shares Owned	Percentage of Outstanding Common Shares
Common Shares	Luxor Management, LLC	7,728,980(1)	13.20%

(1)

According to Amendment No. 2 to Schedule 13G filed with the SEC on February 17, 2009 by Luxor Management, LLC and certain other reporting persons, each of Luxor Capital Group, LP, Luxor Management, LLC and Christian Leone beneficially owns 7,728,980 Common Shares, which represents 13.20% of the outstanding Common Shares as at April 24, 2009, and Luxor Capital Partners Offshore, Ltd. beneficially owns 3,253,935 Common Shares, which represents 5.56% of the outstanding Common Shares as at April 24, 2009.

Based upon the Schedule 13G filed with the SEC on May 22, 2008 (“Schedule 13G”), Amendment No. 1 to Schedule 13G filed with the SEC on June 6, 2008 (“Amendment No. 1”) and Amendment No. 2 to Schedule 13G filed with the SEC on February 17, 2009 (“Amendment No. 2”) by Luxor Management, LLC and certain other reporting persons, on May 15, 2008, May 30, 2008 and December 31, 2008, respectively, the following changes in the ownership of Common Shares by Luxor Management, LLC and certain other reporting persons have taken place since the Schedule 13G was filed:

Name of Stockholder	May 15, 2008 (Schedule 13G)		May 30, 2008 (Amendment No. 1)		December 31, 2008 (Amendment No. 2)
	Number(1)	%(2)	Number(1)	%(2)	Number(1)	%(2)
Luxor Capital Group, LP; Luxor Management LLC & Christian Leone	3,876,980	6.4	6,328,180	10.5	7,728,980	13.4
Luxor Capital Partners Offshore Ltd.	1,431,603	2.4	2,265,120	3.8	3,253,935	5.6

Note:

(1)

Number of Common Shares owned, based upon number reported in applicable filing.

(2)

Percentage of outstanding Common Shares, based upon percentage reported in applicable filing.

As of April 24, 2009, there were 58,543,477 Common Shares issued and outstanding.  The Company’s shareholder list as provided by Computershare Investor Services, Inc., the Company’s registrar and transfer agent, indicates that the Company had 97 registered shareholders owning Common Shares, of which 56 (57.74%) of these registered shareholders, holding approximately 7,823,746 (13.36%) Common Shares, are residents of the United States, 36 (37.11%) of these registered shareholders, holding approximately 50,031,601 (85.46%) Common Shares, are residents of Canada, and 5 (5.15%) of these registered shareholders, holding approximately 688,130 (1.18%) Common Shares, are residents of jurisdictions other than the United States and Canada.

Control by Foreign Government or Other Persons

To the best of the knowledge of the Directors and senior management, Cardero is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

Change of Control

As of April 24, 2009, there are no arrangements known to the Company which may at a subsequent date result in a change of control.

7.B

Related Party Transactions

Except as noted below or as described elsewhere in this Annual Report, there are no transactions or loans since November 1, 2007 which are material to the Company, or are unusual in their nature or conditions, and have been entered into, or are proposed to be entered into, between the Company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of the Company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.  This includes enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company.  Close members of an individual’s family are those that may be expected to influence, or be influenced by, that person in their dealings with the Company.  An associate is an unconsolidated enterprise in which the Company has a significant influence or which has significant influence over the Company.  Significant influence over an enterprise is the power to participate in the financial and operating policy decisions of the enterprise but is less than control over those policies.  Shareholders beneficially owning a 10% interest in the voting power of the Company are presumed to have a significant influence on the company.

1.

The Company has entered into an agreement with IMM concerning the Caucasian Region– see Item 4A. – History and Development of the Business of the Company.  Stephan Fitch, a Director, is a director and significant shareholder of a private company which is the major shareholder (67%) of IMM.  Mr. Fitch did not take part in the approval of such transaction by the Audit Committee or the Board.  As at April 24, 2009, IMMG owes the Company an aggregate of $415,569 representing expenditures incurred by the Company and to be reimbursed by IMMG plus the applicable management fee payable by IMMG.

2.

Pursuant to an oral agreement, effective as and from January 1, 2006, the Company has retained Winslow Associates Management & Communications Inc. (“Winslow”), a company controlled by Michael W. Kinley, the Chief Financial Officer of the Company, to provide financial consulting services to the Company at a fee of $7,500 per month.  The arrangement is without a fixed term, and is terminable by either party on 30 days notice.  During the financial year ended October 31, 2008, the Company paid Winslow an aggregate of $90,000 (2007 - $90,000).

3.

The Company leases office space and provides administrative services to the following companies, each of which has one or more members of key management in common with the Company:  Wealth Minerals Ltd., Trevali Resources Corp., Indico Resources Inc., Dorato Resources Ltd., International Tower Hill Mines Ltd. and Lawrence W. Talbot Law Corporation.  In the case of Dorato Resources Ltd. and Trevali Resources Corp., a member of key management of the Company is also a greater than 10% shareholder of each of such companies.

It is the opinion of the Board that the terms of these transactions are favourable to the Company and in the Company’s best interests.  Management also believes that it could not have obtained, through arms-length negotiations, a more favourable arrangement from an unrelated third party.

Indebtedness of Directors, Officers, and Other Management

During the fiscal year ended October 31, 2008 and to April 24, 2009, except as noted below, none of the following have been indebted to the Company:

(a)

enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

(b)

associates;

(c)

individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the Company, and close members of any such individuals' family;

(d)

key management personnel and close members of such individuals’ families; or

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

1.

Subsequent to October 31, 2008, the Company has made short term loans to Wealth Minerals Ltd., a public company with one director (Hendrik Van Alphen) and four officers (Hendrik Van Alphen, Lawrence W. Talbot, Michael Kinley and Marla K. Ritchie) in common with the Company.  The loans are unsecured, are represented by a grid promissory note, bear simple interest at one (1%) percent (commencing December 1, 2008) and are repayable on the earlier of October 31, 2009 and 30 days after demand.  As at April 24, 2009, such short-term loans aggregate $468,000 (which is the highest amount outstanding since such short-term loans were made by the Company).

2.

During the financial year ended October 31, 2008 and to April 24, 2009, the Company has made short term loans to Trevali Resources Corp., a public company with four officers (Mark Cruise, Carlos Ballon Barraza, Michael Kinley and Marla K. Ritchie) in common with the Company.  Sr. Barraza also holds more than 10% of the common shares of Trevali.  The loans are unsecured, are represented by a grid promissory note, bear simple interest at one (1%) percent (commencing January 1, 2009) and are repayable on the earlier of December 31, 2009 and 30 days after demand.  As at April 24, 2009, such short-term loans aggregate $1,302,512 (which is the highest amount outstanding since November 1, 2007).

3.

During the financial year ended October 31, 2008 and to April 24, 2009, the Company has made short term loans to Dorato Resources Inc. a public company with five officers (Carlos Ballon Barraza, Keith Henderson, Michael Kinley, Mark Cruise and Marla K. Ritchie) in common with the Company.  Sr. Barraza also holds more than 10% of the common shares of Dorato.  The loans are unsecured, are represented by a grid promissory note, bear simple interest at one (1%) percent (commencing January 1, 2009) and are repayable 30 days after demand.  The highest amount outstanding from November 1, 2007 to April 24, 2009 was $401,180.  As at April 24, 2009, the amount outstanding was $184,400.

7.C

Interests of Experts and Counsel

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

8.A

Consolidated Statements and Other Financial Information

The Company’s audited consolidated financial statements for the fiscal years ended October 31, 2008, 2007 and 2006, and the notes and accompanying audit report to such financial statements, are included in this Annual Report under Item 17.

The Company is not aware of any current or pending material legal or arbitration proceeding to which it is or is likely to be a party or of which any of its properties are or are likely to be the subject.

The Company is not aware of any material proceeding in which any director, member of senior management or affiliate of the Company is either a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

The Company has not declared or paid any cash dividends on the Common Shares and does not currently expect to pay cash dividends in the foreseeable future, as all of its available funds will be utilized to carry on its business.

8.B

Significant Changes

There have been no significant changes in the affairs of the Company since the date of the annual financial statements for the year ended October 31, 2008, other than as discussed in this Annual Report.

ITEM 9.

THE OFFER AND LISTING

9.A

Offer and Listing Details

The following table discloses the annual high and low sales prices in Canadian dollars for the Common Shares for the five most recent financial years as traded on the TSXV up to July 4, 2006 and thereafter on the TSX:

Year	High	Low
2008	3.59	0.97
2007	3.38	1.17
2006	5.79	1.26
2005	4.00	2.60
2004	4.11	1.84

The following table discloses the high and low sales prices in Canadian dollars for the Common Shares for each quarterly period within the two most recent fiscal years and the subsequent interim periods as traded on the TSX:

Quarter Ended	High	Low
January 31, 2009	1.80	0.94
October 31, 2008	2.24	0.97
July 31, 2008	3.59	1.85
April 30, 2008	2.22	1.01
January 31, 2008	2.20	1.20
October 31, 2007	2.07	1.17
July 31, 2007	2.86	1.74
April 30, 2007	3.38	1.80
January 31, 2007	2.08	1.62

The following table discloses the monthly high and low sales prices in Canadian dollars for the Common Shares for the most recent six months as traded on the TSX:

Month	High	Low
March, 2009	1.97	1.42
February, 2009	2.15	1.33
January, 2009	1.60	1.26
December, 2008	1.40	0.94
November, 2008	1.80	1.00
October, 2008	2.18	0.97

The following table discloses the annual high and low sales prices in US dollars for the Common Shares for the five most recent financial years as traded on the NYSE-A since the listing of the Common Shares on the NYSE-A on January 24, 2005:

Year	High	Low
2008	3.65	0.88
2007	2.95	1.17
2006	4.72	1.22
2005	3.40	2.25
2004	N/A	N/A

The following table discloses the high and low sales prices in US dollars for the Common Shares for each quarterly period within the two most recent fiscal years and the subsequent interim periods as traded on the NYSE-A:

Quarter Ended	High	Low
January 31, 2009	1.55	0.73
October 31, 2008	2.20	0.88
July 31, 2008	3.65	1.76
April 30, 2008	2.25	1.00
January 31, 2008	2.35	1.19
October 31, 2007	2.10	1.17
July 31, 2007	2.58	1.66
April 30, 2007	2.95	1.51
January 31, 2007	1.80	1.38

The following table discloses the monthly high and low sales prices in US dollars for the Common Shares for the most recent six months as traded on the NYSE-A:

Month	High	Low
March, 2009	1.56	1.13
February, 2009	1.73	0.90
January, 2009	1.40	1.00
December, 2008	1.25	0.73
November, 2008	1.55	0.80
October, 2008	2.00	0.88

9.B

Plan of Distribution

Not applicable.

9.C

Markets

The Common Shares are listed on the TSX under the trading symbol “CDU”.  There are currently no restrictions on the transferability of the Common Shares under Canadian securities laws.  The Common Shares also trade on the NYSE-A under the trading symbol “CDY”, and on the Frankfurt Stock Exchange - Unofficial Regulated Market and the Frankfurt Stock Exchange under the trading symbol “CR5”.

9.D

Selling Shareholders

Not applicable.

9.E

Dilution

Not applicable.

9.F

Expenses of the Issue

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

10.A

Share Capital

Not applicable.

10.B

Memorandum and Articles of Association

On March 29, 2004, the Company Act (British Columbia) (the “Company Act”) was replaced by the BCBCA.  Under the BCBCA, every company incorporated under the Company Act was required to complete a mandatory transition rollover under the BCBCA to substitute a Notice of Articles for its Memorandum within two years of March 29, 2004.  The only information contained in the Notice of Articles of a company is the recognition (incorporation) date of the company, the authorized share structure of the company, the name and incorporation number of the company, the address of the registered and records office of the company, and the names and addresses of the directors of the company.

Cardero was transitioned under the BCBCA on January 13, 2005, and is now governed by that statute.  A copy of the Transition Application and Notice of Articles as filed with the Registrar of Companies for British Columbia is attached to this Annual Report as Exhibit 1.2.

As a pre-existing company under the Company Act, Cardero was subject to provisions contained in the BCBCA known as the “Pre-Existing Company Provisions”.  The Pre-Existing Company Provisions are statutory provisions intended to preserve certain provisions of the Company Act to companies incorporated under the Company Act.  Under the BCBCA, Cardero had the option to replace the Pre-Existing Company Provisions with a new form of Articles to take advantage of the benefits of the BCBCA, provided the shareholders approved the change.

As a public company, the only significant provision of the Pre-Existing Company Provisions that applied to Cardero is the requirement under the Company Act that three-quarters of the votes cast at a general meeting must vote in favour of any proposed special resolution in order for the special resolution to be passed.  Under the BCBCA, the level of approval for special resolutions may be reduced to two-thirds of the votes cast at a general meeting, which is consistent with the corporate statutes in other Canadian jurisdictions.  Management considered the two-thirds approval threshold to be appropriate for fundamental changes requiring approval by special resolution.

Accordingly, at the annual meeting held on April 15, 2005, the shareholders approved a special resolution to alter the Notice of Articles to remove the application of the Pre-Existing Company Provisions.

In addition to deleting the Pre-Existing Company Provisions, the Board was also of the view that it would be in the best interests of Cardero to adopt a new set of Articles (the “New Articles”) to govern the affairs of Cardero in substitution for the original articles adopted under the Company Act and reflecting the increased flexibility available to companies under the BCBCA.  The New Articles reflect the flexibility and efficiency permitted under the BCBCA, while maintaining a significant portion of the existing governing provisions.  As a result, most of the changes in the New Articles are minor in nature, and are not substantive changes.  On April 22, 2005, Cardero filed a new Notice of Articles, reflecting the adoption by the shareholders of the New Articles.  A copy of the current Notice of Articles is attached to this Annual Report as Exhibit 1.3 and a copy of the New Articles is attached to this Annual Report as Exhibit 1.4.

There are no objects or purposes of Cardero found in the New Articles, nor are there any restrictions on Cardero carrying on any business or exercising any powers (subject to compliance with any applicable requirements of the BCBCA).  Rather, pursuant to the BCBCA, Cardero has all the capacity and the rights, powers and privileges of an individual of full capacity.

The New Articles, in conjunction with and subject to the provisions of the BCBCA, contain provisions with respect to the rights and restrictions of the classes of shares in the capital of Cardero, the rights of shareholders, the procedures for the alteration of the rights and privileges of shareholders, the powers and duties of Directors, the power of the Directors to borrow, the ability of the Directors to bind Cardero, the calling and holding meetings of shareholders, and the rights of shareholders in the event of liquidation of the assets of Cardero.

The authorized capital of Cardero consists of an unlimited number of Common Shares.  The Common Shares, as a class, have attached thereto the following rights, privileges, restrictions and conditions:

Voting: Except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series, each holder of a Common Share is entitled to receive notice of and to attend all meetings of the shareholders of Cardero and to one vote in respect of each Common Share held at all such meetings.

Dividends: Subject to the rights of any other class of shares ranking senior to the Common Shares, the holders of the Common Shares are entitled to receive and participate rateably in any dividends if, as and when declared by the Board.

Liquidation, Dissolution or Winding-Up: Subject to the rights of any other class of shares ranking senior to the Common Shares, in the event of the liquidation, dissolution or winding-up of Cardero or other distribution of the assets of Cardero among its shareholders for the purposes of winding up its affairs, the holders of the Common Shares shall participate rateably in the distribution of the assets of Cardero.

No Common Shares have been or may be issued subject to call or assessment.  There are no pre-emptive or conversion rights attached to the Common Shares, and there are no provisions for purchase or cancellation, surrender, or any sinking fund or purchase fund.

Provisions as to the modification, amendment or variation of the rights of shareholders, or the rights and restrictions attaching to the Common Shares, are contained in the New Articles and the BCBCA.  Generally, substantive changes to the rights of holders of Common Shares, including to the authorized capital of the Company, require the approval by the holders of the affected shares by an ordinary resolution (requires approval by a simple majority of the shares voting on the resolution) (“Ordinary Resolution”).  Cardero may, by a resolution of the Board alone, subdivide or consolidate all or any of its unissued or issued Common Shares.

There are no restrictions on the transferability of the Common Shares contained in the New Articles.  Requirements as to the applicable documentation to be submitted in connection with any transfer are set out in the New Articles.  There are no provisions in the New Articles discriminating against any existing or prospective holder of Common Shares as a result of any such holder(s) owning a substantial amount of Common Shares.  There are no provisions in the New Articles that would have the effect of delaying, deferring or preventing a change in control of Cardero and that would operate only with respect to an extraordinary corporate transaction involving Cardero such as a merger, reorganization, tender offer, sale or transfer of all or substantially all of its assets or liquidation.

With respect to certain matters concerning Directors, the New Articles provide as follows:

(a)

A Director who holds a “disclosable interest” (as defined in the BCBCA – see below) in a contract or transaction into which Cardero has entered or proposes to enter is not entitled to vote on any resolution of the Directors to approve that contract or transaction, unless all of the Directors have a disclosable interest, in which case any or all of the Directors may vote on such resolution.

(b)

There is no requirement for an “independent quorum” of Directors to be present in order for the Directors to be able to vote compensation to themselves or any members of their body.

(c)

Cardero, if authorized by the Directors, may:

-

borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the Directors consider appropriate,

-

issue bonds, debentures and other debt obligations on such terms as the Directors consider appropriate,

-

guarantee the repayment of money by any other person or the performance of any obligation of any other person, and

-

mortgage, charge, grant a security interest in or give any other security on, the whole or any part of the present and future assets and undertaking of the Company.

There are no restrictions in the New Articles on the powers of the Directors as set out above (save with respect to the ability of any Directors with a disclosable interest to vote to approve any such transactions).  Such provisions may be varied by an Ordinary Resolution of the shareholders.

(d)

There is no provision in the New Articles for the retirement or non-retirement of Directors pursuant to any age limit requirement.

(e)

There is no requirement for a Director to hold any Common Shares in order to be qualified to be elected or to act as a Director.

The BCBCA provides that a director holds a “disclosable interest” in a contract or transaction if:

-

the contract or transaction is material to the company,

-

the company has entered, or proposes to enter, into the contract or the transaction, and

-

either of the following applies to the director:

-

the director has a material interest in the contract or transaction, or

-

the director is a director of, or has a material interest in, a person who has a material interest in the contract or transaction.

However, a director does not hold a disclosable interest in a contract or transaction merely because:

-

the contract or transaction is an arrangement by way of security granted by the company for money loaned to, or obligations undertaken by, the director, or a person in whom the director has a material interest, for the benefit of the company or an affiliate of the company

-

the contract or transaction relates to an indemnity of the director by the company or insurance for the benefit of the director

-

the contract or transaction relates to the remuneration of the director in that person’s capacity as director, officer, employee or agent of the company or of an affiliate of the company

-

the contract or transaction relates to a loan to the company, and the director, or a person in whom the director has a material interest, is or is to be a guarantor of some or all of the loan

-

the contract or transaction has been or will be made with or for the benefit of a corporation that is affiliated with the company and the director is also a director of that corporation or an affiliate of that corporation

The Directors may call meetings of shareholders of Cardero at any time.  There are no provisions in the New Articles permitting a meeting of shareholders to be called by shareholders or by a court of competent jurisdiction, but the BCBCA contains provisions permitting the holders of not less than 5% of the Common Shares to requisition a meeting of the shareholders and authorizing one or more shareholders holding at least 2.5% of the Common Shares to call a meeting if the Directors do not do so.  Notice of the time, date and location of a general meeting, together with a description of the general nature of any special business to be conducted at the meeting, is required to be sent to all shareholders entitled to attend the meeting at least 21 days before the meeting.  The Directors may set a record date for the purpose of determining the shareholders entitled to receive notice of the meeting, but such record date must not be less than 21 days before the date of the meeting.  Similarly, the Directors may fix a record date for the purpose of determining the shareholders entitled vote at such meeting, which date may not be more than four months before the meeting.  A quorum for a general meeting of shareholders is two persons who are, or who represent(s) by proxy, shareholders holding, in the aggregate, not less than 5% of the Common Shares.  Registered shareholders, and duly appointed proxyholders for registered shareholders, together with the Directors, the president, the secretary, the assistant secretary, any lawyer for Cardero, the auditor of Cardero and any other persons invited by the Directors are entitled to attend any general meeting of the shareholders.

There are no provisions in the New Articles requiring the disclosure of shareholder ownership above any threshold.

10.C

Material Contracts

Each material contract, other than contracts entered into in the ordinary course of business, to which the Company has been a party, for the two years immediately preceding the publication of this Annual Report is listed as an exhibit to this Annual Report and is summarized elsewhere herein.

10.D

Exchange Controls

There are no governmental laws, decrees, regulations or other legislation, including foreign exchange controls, in Canada which may affect the export or import of capital or that may affect the remittance of dividends, interest or other payments to non-resident holders of Cardero’s securities.  Any such remittances to United States residents, however, are subject to a withholding tax pursuant to the Canada – U.S. Income tax Convention (1980) (the “Treaty”), as amended.

There is no limitation imposed by Canadian law or by the New Articles on the right of a non-resident to hold or vote Common Shares or preference shares with voting rights (the “Voting Shares”), other than as provided in the Investment Canada Act (the “ICA”).  The ICA requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business or an investment to establish a new Canadian business, to identify, notify, or (if the gross value of the assets of the target Canadian business exceed a certain monetary threshold or if the transaction is considered to be an investment that could be injurious to Canadian national security) file an application for review with the Investment Review Division of Industry Canada (“IRD”).

The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with the IRD by the investor at any time up to 30 days following implementation of the investment.  It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with the IRD prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister of Industry (“Minister”) (the Minister responsible for Investment Canada) is satisfied that the investment is likely to be of net benefit to Canada (and, if applicable, is satisfied that the investment would not be injurious to Canadian national security).  The Minister has up to 75 days to make this determination, though this period can be extended by agreement between the IRD and the investor.  The period within which a decision is to be made may be further extended, in the case of a national security review, for a period to be determined by regulations that have not yet been enacted.  If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.  If the Governor-in-Council considers that it is advisable to protect national security, she may prohibit the investment, authorize it to proceed on conditions, or required divestiture.

10.E

Taxation

Material Canadian Federal Income Tax Considerations

The following summary is based upon the current provisions of the Income Tax Act (Canada) (the “Tax Act”), the current provisions of the regulations promulgated thereunder (the “Regulations”) and the current provision of the Treaty, as at the date hereof and counsel’s understanding of the current administrative practices of the Canada Revenue Agency (the “CRA”).  This summary takes into account all specific proposals to amend the Tax Act and the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date of this Annual Report (the “Tax Proposals”), but does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or changes in administrative practices of the CRA.  No assurances can be given that the Tax Proposals will be enacted as proposed, if at all.  This summary does not take into account the tax legislation of any province or territory of Canada or any non-Canadian jurisdiction.  Provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

The Tax Act contains certain provisions relating to securities held by certain financial institutions (the “mark-to-market rules”).  This summary does not take into account the mark-to-market rules and investors that are financial institutions for the purposes of those rules should consult their own tax advisors.  This summary is not applicable to investors an interest in which would be a “tax shelter investment”, as defined in the Tax Act, and any such investor should consult their own tax advisers.

The following summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor.  This summary is not exhaustive of all Canadian federal income tax considerations.  Accordingly, investors should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other taxes of any country, province, territory, state or local tax authority.

The following summary is generally applicable to an investor who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is neither resident nor deemed to be resident in Canada, is not affiliated with the Company for the purposes of the Tax Act, deals at arm’s length with the Company for the purposes of the Tax Act, holds Common Shares as capital property and does not use or hold, and is not deemed to use or hold Common Shares in connection with carrying on business in Canada (a “non-resident shareholder”).  Special rules, which are not discussed in this summary, may apply to a non-resident shareholder that is an insurer that carries on an insurance business in Canada and elsewhere.

Dividends on Common Shares

Generally, dividends (including stock dividends) paid or credited (including amounts on account of or in lieu of dividends) by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25 percent.  However, the Treaty provides for a 15 percent withholding tax on dividends paid to all individuals and corporate residents of the United States that qualifies for benefits under the Treaty.  Dividends paid to any non-resident company that qualifies for benefits under the Treaty and that beneficially owns at least 10 percent of the voting stock of the payer company are subject to withholding tax at 5 percent.  Where a non-resident shareholder disposes of Common Shares to the Company by way of a redemption or a purchase for cancellation (unless the Company acquired the Common Shares in the open market in the manner in which shares would normally be purchased by any member of the public), this will result in a deemed dividend to the non-resident shareholder equal to the amount by which the proceeds exceed the paid-up capital of such shares.  The amount of such a deemed dividend will be subject to withholding tax as described above.

Dividends (including stock dividends) paid or credited to a holder that is a United States tax-exempt organization, as described in Article XXI of the Treaty, and is entitled to the benefits of Article XXI(2) of the Treaty will not have to pay any Canadian withholding tax in respect of the amount of the dividend.

Disposition of Common Shares

A non-resident shareholder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of a Common Share unless the Common Shares constitute “taxable Canadian property” to the non-resident shareholder.  Generally, Common Shares will not constitute “taxable Canadian property” to a non-resident shareholder at a particular time provided that (a) the Common Shares are listed on a designated stock exchange (which includes the TSX) at that time, and (b) the non-resident shareholder, persons with whom the non-resident shareholder does not deal at arm’s length, or the non-resident shareholder together with persons with whom the non-resident shareholder does not deal at arm’s length, have not owned 25% or more of the issued shares of any of the classes (or of any series within a class) of the Company at any time during the 60-month period that ends at that time.  Common Shares may also be taxable Canadian property in certain other circumstances, including where the non-resident shareholder elected to have them treated as taxable Canadian property upon ceasing to be resident in Canada.  Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares could be deemed taxable Canadian property.  Non-resident shareholders should consult their own tax advisers to determine whether the Common Shares will constitute taxable Canadian property in their particular circumstances.

Even if the Common Shares are taxable Canadian property to a non-resident shareholder, a taxable capital gain or an allowable capital loss resulting from the disposition of the shares will not be included in computing the non-resident shareholder’s income for the purposes of the Tax Act if the Common Shares constitute “treaty-protected property”.  Common Shares owned by a non-resident shareholder will generally be treaty-protected property if the gain from the disposition of such property would, because of an applicable income tax treaty or convention to which Canada is a signatory, be exempt from tax under the Tax Act.  Generally, the Treaty will exempt from Canadian taxation any capital gain realized by a resident of the United States provided that the value of the common shares is not derived principally from real property situated in Canada.  Non-resident shareholders should consult their own tax advisors to determine whether the Common Shares constitute treaty-protected property in their particular circumstances.

Under the Tax Act, the disposition of a Common Share by a holder may occur in a number of circumstances including on a sale or gift of the Common Share or upon the death of the holder.  There are no Canadian federal estate or gift taxes on the purchase or ownership of the Common Shares.

All non-resident shareholders who dispose of “taxable Canadian property” are required to file a Canadian tax return reporting their gain or loss on the disposition and, subject to an applicable tax treaty exemption, pay the Canadian federal tax due on the disposition.

All non-resident shareholders who dispose of “taxable Canadian property” are also required to obtain an advance clearance certificate in respect of their disposition under section 116 of the Tax Act (the “Section 116 Certificate”).  The purchaser of the Common Shares is obligated to withhold 25% of the gross proceeds on the acquisition of the Common Shares from a non-resident shareholder except to the extent of the certificate limit on the Section 116 Certificate.  A Section 116 Certificate is required even where the gain is exempt from Canadian income tax under a provision of an income tax treaty with Canada, such as the Treaty.  If the non-resident shareholder does not provide a Section 116 Certificate to the purchaser, then the purchaser will be required to withhold and remit to the CRA 25% of the proceeds on account of the non-resident shareholder’s tax obligation, on or before the end of the month following the date of the sale.  The non-resident shareholder may then file a Canadian tax return to obtain a refund of excess withholding tax, if any.

Certain United States Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Notice Pursuant To IRS Circular 230:  Anything contained in this summary concerning any U.S. federal tax issue is not intended or written to be used, and it cannot be used by a U.S. Holder, for the purpose of avoiding federal tax penalties under the Internal Revenue Code.  This summary was written to support the promotion or marketing of the transactions or matters addressed by this Annual Report.  Each U.S. Holder should seek U.S. federal tax advice, based on such U.S. Holder’s particular circumstances, from an independent tax advisor.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (“IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders.  Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; (h) U.S. expatriates or former long-term residents of the U.S.; or (i) U.S. Holders that own, directly, indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding shares of the Company.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners).  Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal alternative minimum tax; U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.  Each U.S. Holder should consult its own tax advisor regarding the U.S. state and local, U.S. federal alternative minimum tax, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares.  However, the Company does not intend to maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to Common Shares will constitute ordinary dividend income.  (See more detailed discussion at “Disposition of Common Shares” below).  Dividends paid on Common Shares generally will not be eligible for the “dividends received deduction”.

For taxable years beginning before January 1, 2011, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) certain holding period requirements are met.

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) Common Shares are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (or “PFIC”, as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.

As discussed below, the Company believes that it was a PFIC for the taxable year ended October 31, 2008, and based on current business plans and financial expectations, the Company expects that it will be a PFIC for the taxable year ending October 31, 2009 (see more detailed discussion at “Passive Foreign Investment Company Rules” below).  The determination of whether the Company will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the Company will be a PFIC for its current taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report.  Consequently, there can be no assurance regarding the Company’s PFIC status for any taxable year during which U.S. Holders hold Common Shares, and there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status.

If the Company is not a PFIC, but a U.S. Holder otherwise fails to qualify for the preferential tax rate applicable to dividends discussed above, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the dividend rules.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in Common Shares sold or otherwise disposed of.  Subject to the PFIC rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if Common Shares are held for more than one year.  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules, unless such gains are resourced as “foreign source” under an applicable income tax treaty, and an election is filed under the Code.  (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Receipt of Foreign Currency

The amount of any distribution paid in foreign currency to a U.S. Holder in connection with the ownership of Common Shares, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  A U.S. Holder that receives foreign currency and converts such foreign currency into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss.

Taxable dividends with respect to Common Shares that are paid in foreign currency will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the foreign currency is converted into U.S. dollars at that time.  If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) foreign income tax with respect to dividends paid on Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such foreign income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder's “foreign source” taxable income bears to such U.S. Holder's worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source”.  In addition, this limitation is calculated separately with respect to specific categories of income.  Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income”.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax For Certain Payments

Under U.S. federal income tax law and regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders of Common Shares should consult with their own tax advisors regarding the requirements of filing information returns, and if applicable, any “mark-to-market election” or “QEF election” (each as defined below).

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

Passive Foreign Investment Company Rules

The Company generally will be a “PFIC” under Section 1297 of the Code if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets.  “Gross income” generally means all revenues less cost of goods sold.  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, for transactions entered into after December 31, 2004, gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation's commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, if the Company is a PFIC and owns shares of another foreign corporation that also is a PFIC (a “Subsidiary PFIC”), under certain indirect ownership rules, a disposition of the shares of such Subsidiary PFIC or a distribution received from such other Subsidiary PFIC generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, subject to the rules of Section 1291 of the Code discussed below.  To the extent that gain recognized on the actual disposition by a U.S. Holder of Common Shares or income recognized by a U.S. Holder on an actual distribution received on Common Shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.

The Company believes that it was a PFIC for the taxable year ended October 31, 2008, and based on current business plans and financial expectations, the Company expects that it will be a PFIC for the taxable year ending October 31, 2009.  The determination of whether the Company will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the Company will be a PFIC for its current taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report.  Consequently, there can be no assurance regarding the Company’s PFIC status for any taxable year during which U.S. Holders hold Common Shares, and there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder”.

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution paid on the Common Shares.  A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any excess distribution paid on the Common Shares, must be rateably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares (other than years prior to the first taxable year of the Company beginning after December 31, 1986 for which the Company was not a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.  Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest”, which is not deductible.  The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on the last day of the last taxable year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the net capital gain of the Company and each Subsidiary PFIC, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company and each Subsidiary PFIC, which will be taxed as ordinary income to such U.S. Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest”, which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder's tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder's holding period for the Common Shares in which the Company was a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year in respect of the Company and each Subsidiary PFIC, if any.  However, if the Company was a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize (a) gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Common Shares were sold on the qualification date or (b) if the Company were also a “controlled foreign corporation” under the meaning of Section 957 of the Code, such U.S. Holder's pro rata share of the post-1986 “earnings and profits” of the Company as of the qualification date.  The “qualification date” is the first day of the first taxable year in which the Company was a QEF with respect to such U.S. Holder.  The election to recognize such gain or “earnings and profits” can only be made if such U.S. Holder's holding period for the Common Shares includes the qualification date.  By electing to recognize such gain or “earnings and profits”, such U.S. Holder will be deemed to have made a timely QEF Election.  In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which the Company is not a PFIC.  Accordingly, if the Company becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the Company qualifies as a PFIC.  In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder’s direct and indirect interest in the Common Shares.  Accordingly, if such U.S. Holder reacquires an interest in the Company, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which the Company is a PFIC.

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock.  The Common Shares generally will be "marketable stock" if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced, and (ii) the rules of such foreign exchange ensure active trading of listed stocks.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder's holding period for the Common Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Common Shares over (ii) the fair market value of such Common Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that such U.S. Holder is treated as owning because such stock is not marketable.  Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).  However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election.  For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

10.F

Dividends and Paying Agents

Not applicable.

10.G

Statement by Experts

Not applicable.

10.H

Documents on Display

The Company’s reports and other information, including this Annual Report and the exhibits thereto, as filed with the SEC in accordance with the Exchange Act, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, Washington, D.C. 20549.  In addition, copies of such material filed by the Company with the SEC can also be obtained from www.sec.gov.  The public may obtain information on the operation of the Public Reference Room and their copy charges by calling the SEC at 1-800-SEC-0330.

Publicly available data on the Company’s mineral properties may be viewed at the Company’s head office, located at Suite 1920, 1188 West Georgia Street, Vancouver, B.C., Canada V6E 4A2 and the Company’s website at www.cardero.com and on the SEDAR website at www.sedar.com.

Publicly available material contracts and corporate records may be viewed at the Company’s registered and records office located at Suite 2300, 550 Burrard Street, Vancouver, B.C., Canada  V6C 2B5.

10.I

Subsidiary Information

Not applicable.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support future business opportunities.  The Company defines its capital as shareholders’ equity.  The Board does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company currently has no source of revenues; as such the Company is dependent upon external financings or the sale of assets (or an interest therein) to fund activities.  In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.  There were no changes in the Company’s approach to capital management during the year ended October 31, 2008.  The Company is not subject to externally imposed capital requirements.

The Company classified its cash and cash equivalents as held-for-trading; amounts receivable as loans and receivables; and accounts payable and accrued liabilities as other financial liabilities.

The carrying values of cash and cash equivalents, amounts receivable, deposits, and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments.  The fair values of amounts due to and from related parties have not been disclosed as their fair values cannot be reliably measured since the parties are not at arm’s length.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below.  The Company does not believe that there has been a material quantative change in its market risk exposure between the financial year ended October 31, 2008 and the previous financial year ended October 31, 2007.

(a)

Credit risk

The Company manages credit risk, in respect of cash and cash equivalents, by purchasing highly liquid, short-term investment grade securities held at a major Canadian financial institution in accordance with the Company’s investment policy.  In regards to amounts receivable, the Company is not exposed to significant credit risk as they are due from governmental agencies.  Concentration of credit risk exists with respect to the Company’s cash and cash equivalents as all amounts are held at a single major Canadian financial institution.  The Company’s concentration of credit risk and maximum exposure thereto is as follows relating to funds held in Canada:

	2008	2007

Bank accounts	$ 676,125	$ 806,460
Guaranteed investment certificates	500,000	-
	$ 1,176,125	$ 806,460

The credit risk associated with cash and cash equivalents is minimized substantially by ensuring that these financial assets are placed with major financial institutions with strong investment grade ratings by a primary ratings agency.  The Company has no asset backed securities.

Included in accounts receivable is $1,086,561 due from related parties.  Credit risk has been assessed as low by management as the Company has strong working relationships with the related parties involved.

(b)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet commitments.  The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.  The Company maintains substantially sufficient cash and cash equivalents at October 31, 2008 in the amount of $1,288,840 in order to meet short-term business requirements.  At October 31, 2008 the Company had accounts payable and accrued liabilities of $870,208 (2007 -$594,056).

(c)

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of risk: interest rate risk, foreign currency risk, and other price risk.

i.

Interest rate risk

The Company’s cash and cash equivalents consists of cash held in bank accounts and guaranteed investment certificates that earn interest at variable interest rates.  Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of October 31, 2008.  Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.  The Company’s sensitivity analysis suggests that an actual 1% change in interest rates as at October 31, 2008 would not have had a material effect on interest income.

ii.

Foreign currency risk

The Company is exposed to foreign currency risk as monetary financial instruments are denominated in Mexican, Argentinean, Peruvian and United States currencies. The Company has not entered into any foreign currency contracts to mitigate this risk as it believes this risk is minimized by the amount of cash held in these foreign jurisdictions.  The Company’s sensitivity analysis suggests that a consistent 15% change in the rate of exchange at October 31, 2008 in all foreign jurisdictions where it has assets employed would have changed mineral properties and foreign exchange gain or loss by $1,800,000.

iii.

Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign exchange risk.  The Company’s investments are carried at market value, and are therefore directly affected by fluctuations in the market value of the underlying securities.

The Company’s operations are not yet exposed to risks associated with commodity prices, interest rates and credit.  Commodity price risk is defined as the potential loss that the Company may incur as a result of changes in the fair value of gold, silver, iron, copper or other metals that may be produced by the Company.  Industry wide risks can, however, affect the Company’s general ability to finance exploration, and development of exploitable resources; however, such effects are not predictable or quantifiable.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A-D

Material Modifications to the Rights of Security Holders

There have no material modifications to the rights of security holders since the adoption of the New Articles in 2005.

14.E

Use of Proceeds

Not applicable.

ITEM 15.

CONTROLS AND PROCEDURES

Disclosure controls and procedures

Under the supervision and with the participation of the Company’s management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act).  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and are effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

In addition, the Company’s Chief Executive Officer and Chief Financial Officer have determined that the disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that are filed under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s annual report on internal control over financial reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting described below.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of October 31, 2008 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of October 31, 2008 and no material weaknesses were discovered.

Attestation Report of the registered public accounting firm

The report immediately preceding the Company’s audited consolidated balance sheets as at October 31, 2008 and 2007 is incorporated by reference herein.

Changes in internal control over financial reporting

During the period covered by this Annual Report, no changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Stephan Fitch satisfies the requirements of an “audit committee financial expert” (as defined in Item 16A of Form 20-F).  Mr. Fitch is an “independent director” under the listing standards of the NYSE-A.

ITEM 16B.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics, effective December 16th, 2004 (the “Code”).  A copy of the Code is attached as Exhibit 11.1 to this Annual Report.  A copy is also posted on the Company’s website at www.cardero.com.  Any person may obtain without charge, upon written request, a copy of the Code by contacting the Vice-President and General Counsel of the Company at Suite 1920, 1188 West Georgia Street, Vancouver, BC, Canada V6E 4A2.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

External accountants service fees (by category)

The following table lists the aggregate fees billed by the Company’s principal accountant for each of the last two fiscal years.

	Year ended October 31, 2008	Year ended October 31, 2007
Audit fees(1)	$66,000(5)	$64,754
Audit related fees(2)	$48,000(5)(7)	$82,000(6)
Tax fees(3)	$6,000(8)	$5,500(9)
All other fees(4)	Nil	Nil
Total:	$120,000	$152,254

Notes:

(1)

The aggregate audit fees billed for the audit of the financial statements for the year indicated.

(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”.

(3)

The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

(4)

The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

(5)

Estimate only – final account not yet rendered.

(6)

The services rendered included work related to the auditors’ participation in underwriters’ due diligence procedures in connection with a brokered private placement carried out by the Company in February, 2008 ($1,000) plus services rendered in connection with the audit of the Company’s internal control over financial reporting in accordance with SOX Section 404 for the fiscal year ended October 31, 2007 ($81,000).

(7)

The services rendered are in connection with the audit of the Company’s internal control over financial reporting in accordance with SOX Section 404 for the fiscal year ended October 31, 2008.

(8)

The work performed was assistance in the preparation and review of the Company’s tax returns.

(9)

The work performed was assistance in the preparation and review of the Company’s tax returns.

Pre-approval policies and procedures

The Audit Committee is authorized by the Board to review the performance of the Company’s external accountants and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services purchased by the Company.  The Chairman of the Audit Committee is authorized to approve any non-audit services or additional work which the Chairman deems as necessary and is required to notify the other members of the Audit Committee of such non-audit or additional work.

For the fiscal year ended October 31, 2007, the Chairman of the Audit Committee approved in advance the audit related and tax work carried out by the external accountants, and such authorization was approved by the Audit Committee at their meeting held in January, 2008 to review the financial statements for the financial year ended October 31, 2007.  At that meeting, the Audit Committee also approved in advance the provision of the audit related and tax services by the external accountants for the financial year ending October 31, 2008.  At their meeting held in January, 2009 to review the financial statements for the fiscal year ending October 31, 2008, the Audit Committee approved in advance both the provision of the audit related and tax services by the external accountants for the financial year ending October 31, 2009 and the retainer of the external accountants to assist management of the Company with the planning and preparation for the implementation of International Financial Reporting Standards.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company did not repurchase any Common Shares in the fiscal year ended October 31, 2008.

PART III

ITEM 17.

FINANCIAL STATEMENTS

The Company’s consolidated financial statements and related schedules attached hereto are included in this Item and form part of this Annual Report.

The Company’s consolidated financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian GAAP.  Reference is made to Note 15 of the Consolidated Financial Statements of the Company included herein for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company’s financial statements.

ITEM 18.

FINANCIAL STATEMENTS

The Company elected to provide consolidated financial statements pursuant to Item 17.

ITEM 19.

EXHIBITS

1.1

Certificate of Incorporation and subsequent Certificates of Change of Name

1.2

Transition Application and accompanying Notice of Articles

1.3

Current Notice of Articles

1.4

New Articles

4.1

Employment Agreement dated November 15, 2004 between the Company and Mark D. Cruise

4.2

Employment Agreement dated July 1, 2006 between the Company and Lawrence W. Talbot

4.3

Employment Agreement dated March 28, 2007 between the Company and Keith Henderson

4.4

Employment Agreement dated January 1, 2009 between the Company and Marla K. Ritchie

4.5

Employment Agreement dated January 1, 2009 between the Company and Hendrik Van Alphen

4.6

Retainer Agreement dated May 1, 2007 between the Company and Lawrence W. Talbot Law Corporation

4.7

Agreement of Options for Successive Transfer and Mining Assignment between Minera Ataspacas S.A. and Minera Koripampa del Peru S.A. dated December 16, 2005 [English translation of Spanish agreement]

4.8

Guarantee of the Company in favour of Minera Ataspacas S.A. dated December 16, 2005.

4.9

Memorandum of Understanding dated August 8, 2008 (but effective as and from April 25, 2008) between the Company and International Minerals and Mines Ltd.

4.10

Pampa de Pongo Purchase Agreement dated October 24, 2008 among the Company, Cardero Peru and Nanjinzhao Group Co. Ltd., and amendments dated February 9, 2009, March 17, 2009 and April 3, 2009 [Certain of the documents included in this exhibit are English translations of non-English language documents].

4.11

2002 Incentive Stock Option Plan

4.12

Form of stock option agreement under 2002 Incentive Stock Option Plan

8.1

List of Subsidiaries (see Item 4.C – Organizational Structure)

11.1

Code of Business Conduct and Ethics.

12.1

Certification of the Chief Executive Officer Pursuant To Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2

Certification of the Chief Financial Officer Pursuant To Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1

Certification of the Chief Executive Officer pursuant to 18 U.S.C.  Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2

Certification of the Chief Financial Officer pursuant to 18 U.S.C.  Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1

Consent of Smythe Ratcliffe, LLP

15.2

Audit Committee Charter

15.3

Compensation Committee Charter

15.4

Sustainable Development Committee Charter

15.5

Corporate Governance & Nominating Committee Charter

15.6

Share Trading Policy

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CARDERO RESOURCE CORP.

/s/

Hendrik Van Alphen

By:

Hendrik Van Alphen,

President & CEO

Date:      April 30, 2009