Form 40-F
CARDERO RESOURCE CORP.
filed 2010-01-29
CIK 1303936

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

             Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

   X         Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2009

Commission File Number 001-32345

Cardero Resource Corp.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada (Province or Other Jurisdiction of Incorporation or Organization)	1041 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

#1920 – 1188 West Georgia Street

Vancouver, British Columbia, V6E 4A2
(604) 408-7488
(Address and telephone number of Registrant’s principal executive offices)

DL Services Inc.

Columbia Center, 701 Fifth Avenue, Suite 6100

Seattle, WA  98104-7043

(206) 903-5448

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE Amex LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

   X         Annual Information Form

   X         Audited Annual Financial Statements

At October 31, 2009, the Registrant had outstanding 58,543,477 common shares without par value.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

   X         Yes

             No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).             Yes                     No

DOCUMENTS INCORPORATED BY REFERENCE

The Annual Information Form (“AIF”) of Cardero Resource Corp. (the “Registrant” or the “Company”) for the fiscal year ended October 31, 2009 is incorporated herein by reference.

The audited consolidated financial statements of the Company for the years ended October 31, 2009 and 2008, including the report of the auditors with respect thereto, are incorporated herein by reference.  For a reconciliation of important differences between Canadian generally accepted accounting principles (“Canadian GAAP”) and United States generally accepted accounting principles (“U.S. GAAP”), see Note 15 to the Company’s audited consolidated financial statements.

The Company’s management’s discussion and analysis (“MD&A”) for the year ended October 31, 2009 is incorporated herein by reference.

EXPLANATORY NOTE

The Company is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.  Accordingly, the Company’s equity securities are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.

The Company prepares its financial statements in accordance with Canadian GAAP, and is subject to Canadian auditing and auditor independence standards.  Accordingly, the financial statements of the Company included in this report may not be comparable to financial statements of United States companies.  Significant differences between Canadian GAAP and U.S. GAAP are described in Note 15 to the audited consolidated financial statements of the Company included in this report.

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

DISCLOSURE CONTROLS AND PROCEDURES

The information provided under the heading “Evaluation of Disclosure Controls and Procedures” (page 21) contained in the MD&A is incorporated by reference herein.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The information provided under the heading “Management’s Report On Internal Control Over Financial Reporting” contained at the beginning of the Company’s audited consolidated financial statements is incorporated by reference herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The information provided under the heading “Report of Independent Registered Public Accounting Firm to the Shareholders of Cardero Resource Corp. (an Exploration Stage Company)” contained at the beginning of the Company’s audited consolidated financial statements is incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The information provided under the heading “Changes In Internal Control Over Financial Reporting” (page 22) contained in the MD&A is incorporated by reference herein.

DIRECTOR INDEPENDENCE

The Company’s Board of Directors consists of the following individuals: Hendrik Van Alphen, Lawrence W. Talbot, Leonard Harris, Murray Hitzman and Stephan Fitch.  The Company’s Board of Directors has determined that Messrs. Harris, Hitzman and Fitch are “independent” under the criteria established by NYSE Amex.

AUDIT COMMITTEE IDENTIFICATION AND FINANCIAL EXPERT

The information provided in Schedule “A” to the AIF is incorporated by reference herein.  The Company’s Board of Directors has determined that Stephan Fitch, a member of the Audit Committee, is an “audit committee financial expert” within the meaning of the Commission’s rules.  Mr. Fitch is “independent” under the criteria established by NYSE Amex.

CODE OF ETHICS

The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions.  A copy of the Company’s code of ethics has been posted on the Company’s Internet website at www.cardero.com.  No substantive amendments were made to the Company’s code of ethics during the fiscal year ended October 31, 2009 and no waivers of the Company’s code of ethics were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended October 31, 2009.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the headings “Pre-Approval Policies and Procedures” (page 12) and “External Auditor Service Fees (By Category)” (page 13) contained in Schedule “A” to the AIF is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table presents, as at October 31, 2009, the Company’s known contractual obligations, aggregated by type of contractual obligation as set forth below:

Contractual obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating lease obligations(1)	$769,340	$271,104	$498,236	$Nil	$Nil
Total contractual obligations	$769,340	$271,104	$498,236	$Nil	$Nil

(1)

Obligations in respect of office leases.

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

CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the Commission a written consent to service of process and power of attorney on Form F-X.  Any change to the name or address of the Company’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CARDERO RESOURCE CORP.

Hendrik Van Alphen

President and Chief Executive Officer

Date: January 29, 2010

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description
1.	Annual Information Form
2.	Audited Consolidated Financial Statements, including the reports of the auditors with respect thereto
3.	Management’s Discussion and Analysis
4.(1)	Management Information Circular dated February 18, 2009 in respect of the 2009 Annual General Meeting
5.	Technical report dated September 10, 2009 entitled “Pampa El Toro Mineral Resource Technical Report” prepared by SRK Consulting
10.	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act
11.	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act
12.	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.	Consent of Smythe Ratcliffe LLP
15.	Consent of SRK Consulting (South Africa) (Pty.) Ltd. and M. Wanless
16.	Consent of Holland & Holland Consultants (UK) and L. Holland

(1)

Incorporated by reference to the Form 6-K furnished by the Company on March 3, 2009.