Form 40-F
period 2010-01-31
CARDERO RESOURCE CORP.
filed 2011-01-31
CIK 1303936

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[  ]  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2010	Commission File Number 001-32345

Cardero Resource Corp.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1041	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code No.)	Identification No.)

#1920 – 1188 West Georgia Street
Vancouver, British Columbia, V6E 4A2
(604) 408-7488
(Address and telephone number of Registrant’s principal executive offices)

DL Services Inc.
Columbia Center, 701 Fifth Avenue, Suite 6100
Seattle, WA 98104-7043
(206) 903-5448
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE Amex LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

At October 31, 2010, the Registrant had outstanding 58,685,602 common shares without par value.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. [X] Yes    [  ] No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).  [  ] Yes    [  ] No

DOCUMENTS INCORPORATED BY REFERENCE

The Annual Information Form (“AIF”) of Cardero Resource Corp. (the “Registrant” or the “Company”) for the fiscal year ended October 31, 2010 is incorporated herein by reference.

The audited consolidated financial statements of the Company for the years ended October 31, 2010 and 2009, including the report of the auditors with respect thereto, are incorporated herein by reference. For a reconciliation of important differences between Canadian generally accepted accounting principles (“Canadian GAAP”) and United States generally accepted accounting principles (“U.S. GAAP”), see Note 15 to the Company’s audited consolidated financial statements.

The Company’s management’s discussion and analysis (“MD&A”) for the year ended October 31, 2010 is incorporated herein by reference.

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

DISCLOSURE CONTROLS AND PROCEDURES

The information provided under the heading “Evaluation of Disclosure Controls and Procedures” (page 29) contained in the MD&A is incorporated by reference herein.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The information provided under the heading “Changes In Internal Control Over Financial Reporting” (page 29) contained in the MD&A is incorporated by reference herein.

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

CODE OF ETHICS

The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. A copy of the Company’s code of ethics has been posted on the Company’s Internet website at www.cardero.com. No substantive amendments were made to the Company’s code of ethics during the fiscal year ended October 31, 2010 and no waivers of the Company’s code of ethics were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended October 31, 2010.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table presents, as at October 31, 2010, the Company’s known contractual obligations, aggregated by type of contractual obligation as set forth below:

Contractual obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating lease obligations(1)	$6,482,384	$681,794	$1,473,088	$1,201,658	$3,125,844
Total contractual obligations	$6,482,384	$681,794	$1,473,088	$1,201,658	$3,125,844

(1) Obligations in respect of office and facilities leases.

UNDERTAKINGS

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the Commission a written consent to service of process and power of attorney on Form F-X. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Company.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine are required to disclose in their periodic reports filed with the Commission information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities. During the fiscal year ended October 31, 2010, the Company had no such events requiring disclosure pursuant to Section 1503(a) of the Dodd-Frank Act.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CARDERO RESOURCE CORP.

(signed) Hendrik Van Alphen
Hendrik Van Alphen
President and Chief Executive Officer

Date: January 28, 2011

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description
1.	Annual Information Form
2.	Audited Consolidated Financial Statements, including the reports of the auditors with respect thereto
3.	Management’s Discussion and Analysis
4.(1)	Management Information Circular dated May 25, 2010 in respect of the 2010 Annual General Meeting
5.(2)	Technical Report dated September 10, 2009 entitled “Pampa El Toro Mineral Resource Technical Report” prepared by SRK Consulting (South Africa) (Pty) Ltd.
6.	Technical Report dated January 27, 2011 entitled “Longnose and Titac Iron Titanium Exploration Project, Minnesota, USA – Exploration Results 2010” prepared by EurGeol Keith J. Henderson and Stephen (Jayson) Ripke
10.	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act
11.	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act
12.	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.	Consent of Smythe Ratcliffe LLP
15.	Consent of SRK Consulting (South Africa) (Pty) Ltd. and Mark D. Wanless
16.	Consent of Holland and Holland Consultants (UK) and Leonard Holland
17.	Consent of Keith J. Henderson
18.	Consent of Stephen (Jayson) Ripke

(1)  Incorporated by reference to the Form 6-K furnished by the Company on June 2, 2010.
(2)  Incorporated by reference to the Form 40-F filed by the Company on January 29, 2010.