Form 40-F
period 2011-10-31
CARDERO RESOURCE CORP.
filed 2012-01-31
CIK 1303936

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ]    Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 or

[X]    Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2011	Commission File Number 001-32345

Cardero Resource Corp.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada		Not Applicable
(Province or Other Jurisdiction of	1221	(I.R.S. Employer
Incorporation or Organization)	(Primary Standard Industrial Classification	Identification No.)
	Code No.)

     #2300 – 1177 West Hastings Street
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

At October 31, 2011, the Registrant had outstanding 83,054,104 common shares without par value.

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
[  ] Yes       [  ] No

DOCUMENTS INCORPORATED BY REFERENCE

The Annual Information Form (“AIF”) of Cardero Resource Corp. (the “Registrant” or the “Company”) for the fiscal year ended October 31, 2011 is incorporated herein by reference.

The audited consolidated financial statements of the Company for the years ended October 31, 2011 and 2010, including the report of the auditors with respect thereto, are incorporated herein by reference. For a reconciliation of important differences between Canadian generally accepted accounting principles (“Canadian GAAP”) and United States generally accepted accounting principles (“U.S. GAAP”), see Note 15 to the Company’s audited consolidated financial statements.

The Company’s management’s discussion and analysis (“MD&A”) for the year ended October 31, 2011 is incorporated herein by reference.

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

The Company has prepared the financial statements included in this annual report in accordance with Canadian GAAP, and is subject to Canadian auditing and auditor independence standards. Accordingly, the financial statements of the Company included in this report may not be comparable to financial statements of United States companies. Significant differences between Canadian GAAP and U.S. GAAP are described in Note 15 to the audited consolidated financial statements of the Company included in this report.

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

DISCLOSURE CONTROLS AND PROCEDURES

The information provided under the heading “Evaluation of Disclosure Controls and Procedures” (page 55) contained in the MD&A is incorporated by reference herein.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The information provided under the heading “Changes In Internal Control Over Financial Reporting” (page 56) contained in the MD&A is incorporated by reference herein.

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

CODE OF ETHICS

The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. A copy of the Company’s code of ethics has been posted on the Company’s Internet website at www.cardero.com. No substantive amendments were made to the Company’s code of ethics during the fiscal year ended October 31, 2011 and no waivers of the Company’s code of ethics were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended October 31, 2011.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the headings “Pre-Approval Policies and Procedures” (page 12) and “External Auditor Service Fees (By Category)” (page 12) contained in Schedule “A” to the AIF is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table presents, as at October 31, 2011, the Company’s known contractual obligations, aggregated by type of contractual obligation as set forth below:

	Payments Due by Period(2)
Contractual obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating lease obligations (1)	7,380,654	692,389	2,154,153	2,226,206	2,307,906
Total contractual obligations	$ 7,380,654	$ 692,389	$ 2,154,153	$ 2,226,206	$ 2,307,906

(1)	Obligations in respect of office and facilities leases.

MINE SAFETY DISCLOSURE

Not applicable.

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

CARDERO RESOURCE CORP.

/s/ Michael Hunter
Michael Hunter
President and Chief Executive Officer

Date: January 30, 2012

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description

1.	Annual Information Form

2.	Audited Consolidated Financial Statements, including the reports of the auditors with respect thereto

3.	Management’s Discussion and Analysis

4.(1)	Management Information Circular dated August 11, 2011 in respect of the 2011 Annual General Meeting

5.(2)	Technical Report dated December 6, 2011 entitled “Technical Report, Carbon Creek Coal Property, British Columbia, Canada” prepared by Norwest Corporation.

6.	Technical Report dated January 18, 2012 entitled “Technical Report, Sheini Hills Iron Project, Ghana, Africa” prepared by Keith J. Henderson, EurGeol.

7.	Technical Report dated January 27, 2012, effective January 19, 2012, entitled “Technical Report on the Longnose Ilmenite Project, Minnesota, USA” prepared by SRK Consulting (Canada) Inc.

8.	Technical Report dated January 27, 2012, effective January 19, 2012, entitled “Technical Report on the Titac Ilmenite Exploration Project, Minnesota, USA” prepared by SRK Consulting (Canada) Inc.

9.	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act

10.	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act

11.	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

12.	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.	Consent of Smythe Ratcliffe LLP

14.	Consent of Norwest Corporation, Gary M. Stubblefield and Lawrence D. Henchel

15.	Consent of Keith J. Henderson

16.	Consent of SRK Consulting (Canada) Inc., Mike Johnson, Darrell Farrow and Wayne Barnett

(1)	Incorporated by reference to the Form 6-K furnished by the Company on August 24, 2011.

(2)	Incorporated by reference to the Form 6-K furnished by the Company on January 11, 2012.