Form 20-F
period 2012-10-31
CARDERO RESOURCE CORP.
filed 2013-02-28
CIK 1303936

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ]  Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

Or

[X]  Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2012

Or

[   ]  Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________________ to ____________________

Or

[   ]  Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 001-32345

CARDERO RESOURCE CORP.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 2300 – 1177 West Hastings Street
Vancouver, British Columbia, Canada, V6E 2K3
(Address of principal executive offices)

Lawrence W. Talbot, Telephone: (604) 408-7488, Facsimile: (604) 408-7499
Suite 2300 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
(Name, Telephone , E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Shares, no par value	NYSE MKT LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

At October 31, 2012, the registrant had outstanding 93,416,454 common shares without par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [   ]    No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [   ]    No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X]     No [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [   ]     No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer [   ]          Accelerated filer [X]                Non-accelerated filer [   ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [X]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [   ]     Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [   ]     No [X]

GLOSSARY OF TERMS

The following is a glossary of certain mining and other terms used in this annual report:

“Carbon Creek”	The metallurgical coal deposit located in the Peace River Coal District of northeast British Columbia, Canada in which Cardero Coal holds an interest

“Cardero	Cardero Argentina, S.A., a wholly owned Argentinean subsidiary of Cardero
Argentina”

“Cardero Chile”	Compania Minera Cardero Chile Limitada, a wholly owned Chilean subsidiary of Cardero

“Cardero Coal”	Cardero Coal Ltd., a wholly owned British Columbia subsidiary of Cardero (formerly “Coalhunter Mining Corporation”)

“Cardero Ghana”	Cardero Ghana Ltd., a wholly owned Ghana subsidiary of Cardero Iron Ghana

“Cardero Hierro BVI”	Cardero Hierro Peru (BVI) Ltd., a wholly owned British Virgin Islands subsidiary of Cardero Iron BVI

“Cardero Hierro Peru”	Cardero Hierro del Peru, S.A.C., a wholly owned Peruvian subsidiary of Cardero Hierro BVI

“Cardero Iron”	Cardero Iron Ore Company Ltd., a wholly owned British Columbia subsidiary of Cardero

“Cardero Iron BVI”	Cardero Iron Ore Company (BVI) Ltd., a wholly owned British Virgin Islands subsidiary of Cardero Iron

“Cardero Iron Ghana”	Cardero Iron Ore Ghana (BVI) Ltd., a wholly owned British Virgin Islands subsidiary of Cardero Iron BVI

“Cardero Iron USA”	Cardero Iron Ore (USA) Inc., a wholly owned Delaware subsidiary of Cardero Iron

“Cardero Management USA”	Cardero Iron Ore Management (USA) Inc., a wholly owned Delaware subsidiary of Cardero Iron

“Cardero Peru”	Cardero Peru, S.A.C., a wholly owned Peruvian subsidiary of Cardero

“CCDL”	Cerro Colorado Development Ltd., a wholly owned British Columbia subsidiary of Cardero

“CIPC”	Cardero Intellectual Property Corp., a wholly owned British Columbia subsidiary of Cardero

“clastic”

Pertaining to a rock or sediment composed principally of fragments derived from pre-existing rocks or minerals and transported some distance from their places of origin; also said of the texture of such a rock

“CLL”	Cardero Licensing Ltd., a wholly owned British Columbia subsidiary of Cardero

“cm”	Centimetres

“CMTL”	Cardero Materials Testing Laboratory Ltd., a wholly owned Delaware subsidiary of Cardero

“Common Shares”	The common shares without par value in the capital stock of Cardero as the same are constituted on the date hereof

“Company”

Cardero and its consolidated subsidiaries, Cardero Coal, Cardero Iron, Cardero Argentina, Cardero Peru, Cardero Chile, CCDL, MMC, Cardero Iron USA, Cardero Management USA, Cardero Iron BVI, Cardero Hierro BVI, Cardero Hierro Peru, Cardero Iron Ghana, Cardero Ghana, CTL, CMTL, CLL and CIPC

“conglomerate”

A coarse grained clastic sedimentary rock, composed of rounded to sub-angular fragments larger than 2mm in diameter set in a fine-grained matrix of sand or silt, and commonly cemented by calcium carbonate, iron oxide, silica or hardened clay

“CTL”	Cardero Technologies Ltd., a wholly owned British Columbia subsidiary of Cardero

“deformation”	A general term for the processes of folding, faulting, shearing, compression, or extension of rocks as a result of various earth forces

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

“detrital”	Pertaining to or derived from detritus, especially said of minerals occurring in sedimentary rocks which were derived from pre-existing rocks, either within or outside the basin of deposition

“diamond drill”

A type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of the long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock which is recovered in long cylindrical sections, an inch or more in diameter

“dip”	The angle that a stratum or any planar feature makes with the horizontal, measured perpendicular to the strike and in the vertical plane

“Director”	A member of the Board of Directors of Cardero

“disseminated”	Fine particles of mineral dispersed throughout the enclosing rock

“executive officer”	When used in relation to any issuer (including Cardero) means an individual who is:

(a)	the president of the issuer;

(b)	any vice-president of the issuer in charge of a principal business unit, division or function (such as sales, administration or finance); or

(c)	any officer of the issuer or any of its subsidiaries who performs a policy-making function or any other person who performs similar policy making functions for the issuer; or

“Fe”	Iron

“ferricrete”	A conglomerate consisting of surficial sand and gravel cemented into a hard mass by iron oxide

“footwall”	The mass of rock beneath a fault, orebody or mine working; especially the wall rock beneath an inclined vein or fault

“FSI”

“Free Swelling Index” is a measure of the tendency of a coal to swell when heated under controlled conditions. Coking coal is best if it has a very narrow range of volatility and plasticity, and this is measured by the Free Swelling Index test. Tar content, volatile content and swelling index are used to select coals for coke blending

“gangue”	The valueless rock or mineral aggregates in an ore; that part of the ore that is not economically desirable but cannot be avoided in mining. It is separated from the ore minerals during concentration

“grade”	To contain a particular quantity of ore or mineral, relative to other constituents, in a specified quantity of rock

‘hanging wall”	The overlying side of an orebody, fault, or mine working, especially the wall rock above an inclined vein or fault

“heavy media separation”	A form of gravity separation, utilizing differences in specific gravity of the materials to be separated and a fluid medium in which the separation occurs (commonly air)

“hematite”	A common iron mineral found in igneous, sedimentary and metamorphic rocks – a principal ore of iron

“hydrothermal”	A term pertaining to hot aqueous solutions of magmatic origin which may transport metals and minerals in solution

“ironstone”

Any rock containing a substantial proportion of an iron compound, specifically, an iron rich sedimentary rock. The term is customarily applied to hard, coarsely banded or nonbanded noncherty sedimentary rock of post-Precambrian age

“km”	Kilometres

“m”	Metres

“mm”	Millimetres

“magmatic”	Of, or pertaining to, or derived from, magma

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

“metallurgical coal”

A term used to describe varieties of bituminous coal that are converted into coke for use in the steelmaking process (also called “Coking coal”). This is hard coal with a quality that allows the production of coke suitable to support a blast furnace charge. Coking coals have a higher carbon content than steam (thermal) coals, which are mainly used in electricity generation. 1 tonne of coking coal produces 1.37 tonnes of coke

“mineral reserve”

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

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. The term “mineral resource” covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which mineral reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio- economic and governmental factors. The phrase “reasonable prospects for economic extraction” implies a judgement by a qualified person (as that term is defined in NI 43-101) in respect of the technical and economic factors likely to influence the prospect of economic extraction. A mineral resource is an inventory of mineralization that, under realistically assumed and justifiable technical and economic conditions, might become economically extractable

“mineralization”	The concentration of metals and their chemical compounds within a body of rock

“MMC”	Minerales Y Metales California, S.A. de C.V., a wholly owned Mexican subsidiary of Cardero

“National Instrument 43- 101” or “NI 43- 101”	National Instrument 43-101 of the Canadian Securities Administrators entitled “Standards of Disclosure for Mineral Projects”

“NSR”	Net smelter return

“NYSE-MKT”	NYSE MKT LLC

“open pit”	A surface mine, open to daylight, such as a quarry. Also referred to as open-cut or open-cast mine

“PCI coal”

Coal suitable for “Pulverized Coal Injection”. PCI allows coal to be directly injected into the blast furnace to provide the chemical reaction agents to convert iron ore to pig iron. PCI allows steam (thermal) coal to be used in the steel production process

“PPB” or “ppb”	Parts per billion

“PPM or “ppm”	Parts per million

“reverse circulation drilling”

RC drilling is similar to air core drilling, in that the drill cuttings are returned to surface inside the rods. The drilling mechanism is a pneumatic reciprocating piston known as a “hammer” driving a tungsten-steel drill bit. Reverse circulation is achieved by blowing air down the rods, the differential pressure creating air lift of the water and cuttings up the “inner tube”, which is inside each rod. It reaches the “bell” at the top of the hole, then moves through a sample hose which is attached to the top of the “cyclone”. The drill cuttings travel around the inside of the cyclone until they fall through an opening at the bottom and are collected in a sample bag

“seam”	A stratum or bed of coal; a plane in a coal bed at which the different layers are easily separated

“SEC”	United States Securities and Exchange Commission

“Sheini”

The iron ore deposit(s) under lands subject to certain prospecting licenses granted by the Government of Ghana and covering lands located in the Zabzugu-Tatale District in the Northern Region of the Republic of Ghana

“stratigraphy”	The arrangement of strata, especially as to geographic position and chronological order of sequence, e.g. the arrangement of sedimentary rocks in strata

“strike”	The direction taken by a structural surface

“tailings”	The material that remains after all metals considered economic have been removed from ore during milling

“thermal coal”	A term used to describe coal which is used primarily to generate heat. Also referred to as steam coal

“TSE”	Toronto Stock Exchange

“washibility”

As applied to coal, the technical estimate of the potential extent of the extraction of valuable components from coals by the concentration of useful minerals. The washability characteristics of a coal sample are provided by obtaining liberation data on the raw coal sample. Liberation refers to the amount of physical breakage required to separate material of different material densities. Low density material is clean coal whereas high density material is reject (rock). The intermediate density material is called middlings.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities legislation. These statements relate to future events or the future activities or performance of the Company. All statements, other than statements of historical fact, are forward-looking statements. Information concerning mineral resource estimates and the economic analysis thereof contained in preliminary economic analyses or prefeasibility studies also may be deemed to be forward-looking statements in that they reflect a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, project, plans and similar expressions, or which by their nature refer to future events. These forward-looking statements include, but are not limited to, statements concerning:

  the Company’s strategies and objectives, both generally and specifically in respect of Carbon Creek and Sheini;

  the potential for a production decision to be made at Sheini for either or both of the ironstone ridges or fericrete/detrital deposits, the potential commencement of any development of a mine at Sheini following a production decision, the potential for any mining of or production from Sheini, the potential for any ferricrete/detrital deposits to be mined first and without any blasting or open-pit preparation, the potential for the fericrete/detrital deposits to be mined by equipment such as open bowl scrapers and for any such production carried out in this way to provide significant operational savings and the potential for any non-iron material to be easily removed during beneficiation of ferricrete/detrital mineralization;

  the anticipated timing of the completion of the feasibility study for the Carbon Creek project;

  the potential exercise of the option to acquire the 4 coal licenses forming part of the Carbon Creek project, the potential for a production decision to be made concerning Carbon Creek, the potential commencement of any development of a mine at Carbon Creek following a production decision and the potential for any production from the Carbon Creek deposit, whether by 2014 or at all;

  the timing of decisions regarding the timing and costs of exploration programs with respect to, and the issuance of the necessary permits and authorizations required for, the Company’s ongoing exploration programs on its properties;

  the Company’s estimates of the quality and quantity of the resources and reserves at its mineral properties;

  the timing and cost of the planned future exploration programs at Sheini and Carbon Creek and the timing of the receipt of results therefrom;

  general business and economic conditions;

  the Company’s ability to meet its financial obligations as they come due, and to be able to raise the necessary funds to continue operations including, without limitation to complete a planned loan with Sprott Resource Lending Partnership; and

  the Company’s ability to negotiate acceptable option/joint venture agreements for some or all of its “non-core” properties.

Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Inherent in forward-looking statements are risks and uncertainties beyond the Company’s ability to predict or control, including, but not limited to, risks related to the Company’s inability to identify one or more economic deposits on its properties, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks identified herein under “Risk Factors”. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results are likely to differ, and may differ materially, from those expressed or implied by forward-looking statements contained in this annual report. Such statements are based on a number of assumptions which may prove incorrect, including, but not limited to, assumptions about:

  the Company’s future cash requirements, and the ability of the Company to raise the funding necessary to carry out its planned work programs and meet its general and administrative expenses for the remainder of the fiscal year ending October 31, 2013;

  the level and volatility of the price of commodities, and iron ore and coal in particular;

  general business and economic conditions;

  the timing of the receipt of regulatory and governmental approvals, permits and authorizations necessary to implement and carry on the Company’s planned exploration programs, particularly at Sheini and Carbon Creek;

  conditions in the financial markets generally;

  the Company’s ability to secure the necessary consulting, drilling and related services and supplies on favourable terms in connection with its ongoing and planned exploration programs;

  the Company’s ability to attract and retain key staff;

  the accuracy of the Company’s resource/reserve estimates (including with respect to size and grade) and the geological, operational and price assumptions on which these are based;

  the timing of the ability to commence and complete the planned work at Sheini and Carbon Creek;

  the anticipated terms of the consents, permits and authorizations necessary to carry out the planned exploration programs at the Company’s properties and the Company’s ability to comply with such terms on a safe and cost-effective basis;

  the ongoing relations of the Company with its underlying optionors/lessors, its joint venture partners, the applicable regulatory agencies, First Nations in British Columbia and indigenous groups in other countries;

  that the metallurgy and recovery characteristics of samples from certain of the Company’s mineral properties are reflective of the deposit as a whole;

  the Company’s ability to negotiate and enter into appropriate off-take agreements for the potential products from Carbon Creek; and

  the Company’s ability to overcome any potential difficulties in adapting pilot scale operations and testing to commercial scale operations.

In addition, in carrying out the pre-feasibility study with respect to Carbon Creek, as described under the heading “Item 4.D – Property, Plants and Equipment – Carbon Creek Metallurgical Coal Deposit, British Columbia, Canada”, a number of assumptions have been made which are more particularly described in that section. Also, in preparing the resource estimate for Sheini, as described under the heading “Item 4.D – Property, Plants and Equipment – Sheini Hills Iron Ore Project, Ghana”, a number of assumptions have been made which are more particularly described in that section.

These forward-looking statements are made as of the date hereof and the Company does not intend and does not assume any obligation to update these forward-looking statements, except as required by applicable law. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors Concerning Reserve and Resource Estimates

Except as otherwise indicated, the terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” as used in this report are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC has taken the position that mineral reserves for a mineral property may not be designated unless: (a) competent professional engineers conduct a detailed engineering and economic study, and the “bankable” or “final” feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate; (b) a historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves; and (c) the company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” as used in this report are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed by U.S. companies with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves or that they can be mined economically or legally. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or that it can be economically or legally mined. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this annual report may contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. In particular, the Company has no known reserves under SEC Industry Guide 7 standards.

PART I

Effective from November 1, 2010, the Company adopted International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Unless otherwise stated, all information presented herein has been prepared in accordance with IFRS and all prior period amounts have been reclassified to conform with IFRS. These are the Company’s first consolidated financial statements prepared in accordance with IFRS and IFRS 1, First-time Adoption of International Financial Reporting Standards, has been applied. The Company adopted IFRS on November 1, 2011, with a transition date of November 1, 2010. Please note that the Company’s prior annual consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles and included a reconcilliation to United States generally accepted accounting principles, which may not be comparable to IFRS. Please refer to Note 15 of the Company’s annual consolidated financial statements included herein for a discussion on the impact of the Company’s transition from Canadian generally accepted accounting principles to IFRS.

ITEM 1.         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.         OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.         KEY INFORMATION

3.A         Selected Financial Data

The summary consolidated financial information set forth below is extracted from and qualified in its entirety by reference to, and should be read in conjunction with, the Company’s audited consolidated financial statements as of October 31, 2012 and 2011 and for the years ended October 31, 2012 and 2011, together with the notes thereto, which appear elsewhere in this annual report. The summary consolidated financial information set forth below also should be read in conjunction with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”. The Company’s adoption date of IFRS was November 1, 2011 with a transition date of November 1, 2010. The Company’s consolidated financial statements as of and for the years ended October 31, 2012 and 2011 have been audited by PricewaterhouseCoopers LLP, Chartered Accountants.

The financial data set forth in this annual report is expressed in Canadian dollars (“$”, “Cdn$” or “CAD”) unless otherwise noted as reported in United States dollars (“US$” or “USD”).

	For Years Ended October 31
	2012	2011

Total Revenue (Interest income)	$149,434	$1,659,273
Income (loss) from operations	$(10,507,323)	$(20,730,955)
Income (loss) from continuing operations	$(10,507,323)	$(20,730,955)
Net income (loss)	$(11,594,099)	$(25,148,877)
Net income (loss) from operations per share	$(0.11)	$(0.30)
Income (loss) from continuing operations per share	$(0.11)	$(0.30)
Basic and diluted net income (loss) per share	$(0.13)	$(0.36)

	As at October 31
	2012	2011

Total assets	$106,301,442	$108,478,339
Total liabilities	$9,074,763	$4,038,261
Total shareholders’ equity	$97,226,679	$104,440,078
Number of Common Shares outstanding	93,416,454	83,054,104

The weighted average number of outstanding Common Shares used to calculate net income (loss) from operations per share, income (loss) from operations per share and basic and diluted net income (loss) per share are: 91,537,423 for the year ended October 31, 2012, and 68,988,456 for the year ended October 31, 2011.

Exchange Rate Data

The Company maintains its accounts in Canadian dollars. The following tables indicate, for the periods indicated, information concerning the exchange rate between the Canadian dollar and the U.S. dollar. The data provided in the following tables are expressed in Canadian dollars per U.S. dollar and are based on the noon buying rates published by the Bank of Canada for the U.S. dollar.

On February 27, 2013, the exchange rate between the Canadian dollar and the U.S. dollar expressed in Canadian dollars per U.S. dollar was 1.0250.

The high and low exchange rates expressed in Canadian dollars per U.S. dollar for each month during the previous six months were as follows:

	High	Low
February 1 through 27, 2013	1.0280	0.9960
January 2013	1.0078	0.9839
December 2012	0.9952	0.9841
November 2012	1.0028	0.9927
October 2012	1.0004	0.9763
September 2012	0.9902	0.9710

The average exchange rates, expressed in Canadian dollars per U.S. dollar, for the five most recent financial years, which were calculated by using the average of the exchange rates expressed in Canadian dollars per U.S. dollar as reported by the Bank of Canada on the last day of each month during each such financial year, were as follows:

For Years Ended October 31
2012	2011	2010	2009	2008
1.0034	0.9846	1.0414	1.1673	1.0716

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

The Company’s independent registered public accounting firm has included an explanatory paragraph relating to the Company’s ability to continue as a going concern in its report on the Company’s audited financial statements

The report of the Company’s independent registered public accounting firm on the Company’s financial statements for the year ended October 31, 2012 includes an explanatory paragraph stating that the Company’s losses and negative cash flows from operations and accumulated deficit at October 31, 2012 raise substantial doubt about its ability to continue as a going concern. If the Company is unable to obtain sufficient funding, its business prospects, financial condition and results of operations will be materially and adversely affected and the Company may be unable to continue as a going concern. If the Company is unable to continue as a going concern, it may have to liquidate its assets and may receive less than the value at which those assets are carried on its consolidated financial statements, and it is likely that investors will lose all or a part of their investment. Future reports from the Company’s independent registered public accounting firm may also contain statements expressing doubt about the Company’s ability to continue as a going concern. If the Company seeks additional financing to fund its business activities in the future and there remains doubt about its ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding on commercially reasonable terms or at all.

Risks Associated with Mineral Exploration

The Company has no known reserves on its interests in exploration properties.

Other than on the Carbon Creek property, there are no known reserves and, other than on the Carbon Creek, Sheini, Titac and Longnose properties, there are no known resources, on any of the Company’s properties. The majority of exploration projects do not result in the discovery of commercially mineable deposits of ore. The Company has no known reserves under SEC Industry Guide 7 standards. The Company has no mineral producing properties and has never generated any revenue from its operations. Substantial expenditures are required to establish ore reserves through drilling and metallurgical and other testing techniques, determine metal content and metallurgical recovery processes to extract metal from the ore, and construct, renovate or expand mining and processing facilities. No assurance can be given that any level of recovery of ore reserves will be realized or that any identified mineral deposit, even it is established to contain an estimated resource, will ever qualify as a commercial mineable ore body which can be legally and economically exploited. Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

The Company faces risks related to exploration and development, if warranted, of its properties.

Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.

There are risks related to estimates of mineral reserves and resources and production risks.

The mineral resource/reserve estimates presented in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Company personnel and independent geologists, and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The estimating of mineral resources and mineral reserves is a subjective process and the accuracy of mineral resource and mineral reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource or mineral reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from the Company’s estimates. Accordingly, there can be no assurance that:

  these estimates will be accurate;

  reserves, resource or other mineralization figures will be accurate; or

  this mineralization could be mined or processed profitably.

Because the Company has not commenced production at any of its properties, and has not (with the exception of Carbon Creek) defined or delineated any proven or probable reserves on any of its properties, mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have a material adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in reserves or resources, grades, stripping ratios or recovery rates may affect the economic viability of projects. The estimated resources described in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time should not be interpreted as assurances of mine life or of the profitability of future operations. Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in applicable commodity prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource or mineral reserve estimates. Market price fluctuations for gold, silver or base metals, increased production costs or reduced recovery rates or other factors may render any particular reserves uneconomical or unprofitable to develop at a particular site or sites. A reduction in estimated reserves could require material write downs in investment in the affected mining property and increased amortization, reclamation and closure charges.

Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company has no known reserves under SEC Industry Guide 7 standards.

There are risks related to the acquisition of title to the Company’s mineral properties.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. While the Company has diligently investigated title to all mineral properties in which it has an interest and, to the best of its knowledge, title to all such properties is in good standing or, where not yet granted, the application process appears to be proceeding normally in all the circumstances, this should not be construed as a guarantee of title or that any such applications for concessions will be granted. Title to mineral properties may be affected by undetected defects such as aboriginal or indigenous peoples’ land claims, or unregistered agreements or transfers. The Company has not obtained title opinions for the majority of its mineral properties. Not all the mineral properties in which the Company has an interest have been surveyed, and their actual extent and location may be in doubt.

Ownership, exploration and development of the Company’s properties are subject to government approvals and regulations.

Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. The Company cannot predict whether or not such legislation, policies or controls, as presently in effect, will remain so, and any changes therein (for example, significant new royalties or taxes), which are completely outside the control of the Company, may materially adversely affect to ability of the Company to continue its planned business within any such jurisdictions.

There are risks related to the acquisition by the Company of mineral properties through agreements with third parties.

The agreements pursuant to which the Company has the right to acquire a number of its properties provide that the Company must make a series of cash payments and/or share issuances over certain time periods, expend certain minimum amounts on the exploration of the properties or contribute its share of ongoing expenditures. Failure by the Company to make such payments, issue such shares or make such expenditures in a timely fashion may result in the Company losing its interest in such properties. There can be no assurance that the Company will have, or be able to obtain, the necessary financial resources to be able to maintain all of its property agreements in good standing, or to be able to comply with all of its obligations thereunder, with the result that the Company could forfeit its interest in one or more of its mineral properties.

The ability of the Company to access its mineral properties may be restricted.

Although the Company acquires the rights to some or all of the minerals in the ground subject to the mineral tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights through the courts can be costly and time consuming. It is necessary to negotiate surface access or to purchase the surface rights if long-term access is required. There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate satisfactory agreements with any such existing landowners/occupiers for such access or purchase of such surface rights, and therefore it may be unable to carry out planned mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in the applicable jurisdiction, the outcomes of which cannot be predicted with any certainty. The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to develop any mineral deposits it may locate. This is a particular problem in many areas of Mexico, Argentina, Peru and Ghana, where blockades of access to the Company’s properties, hostile actions by local communities and the potential unwillingness of local police or governmental officials to assist a foreign company against its own citizens can result in the Company being unable to carry out any exploration activities despite being legally authorized to do so and having complied with all applicable local laws and requirements.

Mineral operations are subject to market forces outside of the Company’s control.

Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the minerals produced. The Company’s long-term viability and profitability depend, in large part, upon the market price of minerals which have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The recent price fluctuations in the price of all commodities for which the Company is presently exploring is an example of a situation over which the Company has no control and may materially adversely affect the Company in a manner that it may not be able to compensate for. The supply of and demand for minerals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any minerals produced from the Company’s properties will be such that any such deposits can be mined at a profit.

Resource exploration and development is generally a speculative business.

Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting both from the failure to discover mineral deposits and from finding mineral deposits which, though present, are insufficient in size and grade at the then prevailing market conditions to return a profit from production. The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

The Company may not be able to obtain the permits and licenses required for its operations.

The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects, on reasonable terms or at all. Delays or a failure to obtain such licenses and permits, or a failure to comply with the terms of any such licenses and permits that the Company does obtain, could have a material adverse effect on the Company.

The mining industry is intensely competitive and the Company is at a disadvantage in this regard.

The Company’s business of the acquisition, exploration and development of mineral properties is intensely competitive. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Mining and mineral exploration have substantial operational risks which are uninsured or uninsurable risks.

Exploration, development and mining operations involve various hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual or unexpected rock formations, structural cave-ins or slides, flooding, fires, metal losses and periodic interruptions due to inclement or hazardous weather conditions. These risks could result in damage to or destruction of mineral properties, facilities or other property, personal injury, environmental damage, delays in operations, increased cost of operations, monetary losses and possible legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all. The Company may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Risks Associated with Regulatory Requirements

The Company is subject to significant environmental regulations that can change over time.

The activities of the Company are subject to environmental regulations promulgated by government agencies in different countries from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

The Company is subject to numerous regulatory requirements which it may not be able to comply with.

The activities of the Company are subject to extensive regulations governing various matters, including environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, regulations concerning business dealings with indigenous peoples, labour standards on occupational health and safety, including mine safety, and historic and cultural preservation. Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate those suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of the Company’s operations and delays in the exploration and development of the Company’s properties.

Risks Related to Financing

The Company has a history of losses and no revenues, and may never become profitable.

The Company has no history of production or earnings and due to the nature of its business there can be no assurance that the Company will be profitable. The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. All of the Company’s properties are in the exploration stage and, with the exception of Carbon Creek, where there are reserves, the Company has not defined or delineated any proven or probable reserves on any of its properties. The Company has no known reserves under SEC Industry Guide 7 standards. None of the Company’s properties are currently under development. Continued exploration of its existing properties and the future development of any properties found to be economically feasible, will require significant funds. The only present source of funds available to the Company is through the sale of its equity securities or the sale or optioning of a portion of its interest in its mineral properties. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists. While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there is no assurance that any such funds will be available on favourable terms, or at all. At present, it is impossible to determine what amounts of additional funds, if any, may be required. Failure to raise such additional capital could put the continued viability of the Company at risk.

The Company will require additional capital to meet its capital requirements for 2013 and for future fiscal years.

The Company does not have sufficient financial resources to undertake all of its planned acquisition and exploration programs for 2013. The Company’s ability to continue its exploration, assessment, and development activities depends in part on the Company’s ability to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or some combination of these or other means, and ultimately, commence operations and generate revenue. There can be no assurance that any such arrangements will be concluded and the associated funding obtained. There can be no assurance that the Company will commence operations and generate sufficient revenues to meet its obligations as they become due or will obtain necessary financing on acceptable terms, if at all. The failure of the Company to meet its on-going obligations on a timely basis could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those in the financial statements included in this annual report.

Currency fluctuations may adversely affect the Company’s operations.

The Company presently maintains its accounts in Canadian dollars. Due to the nature of its operations in such countries, the Company also maintains accounts in U.S. dollars, Mexican and Argentinean pesos, Peruvian nuevo soles and Ghanaian cedis. The Company’s operations in the United States, Mexico, Argentina, Peru and Ghana and its proposed payment commitments and exploration expenditures under many of the agreements pursuant to which it holds, or has a right to acquire, an interest in its mineral properties are denominated in U.S. dollars, making it subject to foreign currency fluctuations. Such fluctuations are out of its control and may materially adversely affect the Company’s financial position and results. The Company does not engage in any hedging programs with respect to currencies.

Risks Relating to an investment in securities of the Company

There are significant risks that the Company’s assumptions underlying the estimates on which its preliminary feasibility study for Carbon Creek are based may turn out to be incorrect.

The economic assumptions underlying the Norwest pre-feasibility study on Carbon Creek are based upon both the Company’s and outside experts’ estimates of numerous factors, including, without limitation, future commodity prices, future labour and machinery costs, future fuel costs, the amenability of the proposed products to treatment, the future capacity of transportation systems, the timing of the issuance of required permits and anticipated studies to be completed. A material change in any of these could materially and adversely affect the conclusions of the pre-feasibility study. For this reason, undue reliance should not be placed upon such conclusions. The Company is presently working on a feasibility study which may result in the refinement of or changes to such information.

The Company is dependent upon certain key personnel.

The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability of the Company to enter into strategic alliances through a combination of one or more joint ventures, mergers or acquisition transactions; and (ii) the ability to attract and retain additional key personnel in exploration, mine development, sales, marketing, technical support and finance. These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company. There can be no assurance of success with any or all of these factors on which the Company’s operations will depend. The Company has relied and may continue to rely, upon consultants and others for operating expertise.

Management of the Company has limited experience with development-stage mining operations.

The Company has limited experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if it places its resource properties into production.

Certain of the Company’s directors and officers are also directors and/or officers and/or shareholders of potential competitors of the Company, giving rise to potential conflicts of interest.

Several of the Company’s directors and officers are also directors, officers and/or shareholders of other companies. Some of the directors and officers of the Company are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Company. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms which could place the Company in a worse position than if no conflict existed. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia). The Board has resolved that any transaction either at the Company level or of a subsidiary level, with entities having directors, officers or significant shareholders in common, must be approved by disinterested Board members. The Company’s directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity in respect of which the Company is proposing to enter into a transaction.

There are risks related to stock market prices and volume volatility.

In 2011 and 2012, worldwide securities markets, particularly those in the United States and Canada, have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development stage companies, have experienced unprecedented fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Most significantly, the share prices of junior natural resource companies have experienced an unprecedented decline in value and there has been a significant decline in the number of buyers willing to purchase such securities. In addition, significantly higher redemptions by holders of mutual funds has forced many of such funds (including those holding the Company’s securities) to sell such securities at any price. As a consequence, despite the Company’s past success in securing significant equity financing, market forces may render it difficult or impossible for the Company to secure placees to purchase new share issues at a price which will not lead to severe dilution to existing shareholders, or at all. Therefore, there can be no assurance that significant fluctuations in the Common Shares will not occur, or that such fluctuations will not materially adversely impact on the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

Shareholder interests may be diluted through the granting of incentive stock options.

Because the success of the Company is highly dependent upon the performance of its directors, officers and consultants, the Company has granted, and will in the future grant, to some or all of its directors, officers and consultants, options to purchase its Common Shares as non-cash incentives. Those options may be granted at exercise prices below those for the Common Shares prevailing in the public trading market at the time or may be granted at exercise prices equal to market prices at times when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of the other shareholders of the Company may be diluted.

The Company may be a “passive foreign investment company” under the U.S. Internal Revenue Code, which may result in material adverse U.S. federal income tax consequences to investors in Common Shares that are U.S. taxpayers.

Investors in Common Shares that are U.S. taxpayers should be aware that Cardero believes that it was in its tax year ended October 31, 2012, and may be in current and future tax years, a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”). If Cardero is or becomes a PFIC, generally any gain recognized on the sale of the Common Shares and any “excess distributions” (as specifically defined) paid on the Common Shares must be rateably allocated to each day in a U.S. taxpayer’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income.

Alternatively, a U.S. taxpayer that makes a “qualified electing fund” (a “QEF”) election with respect to Cardero generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of Cardero’s “net capital gain” and “ordinary earnings” (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by Cardero. U.S. taxpayers should be aware, however, that there can be no assurance that Cardero will satisfy record keeping requirements under the QEF rules or that Cardero will supply U.S. taxpayers with required information under the QEF rules, if Cardero is a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a “mark-to-market election” if Cardero is a PFIC and the Common Shares are “marketable stock” (as specifically defined). A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which Cardero is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in the Common Shares.

This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Consequences.” Investors should consult their own tax advisor regarding the PFIC rules and other U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

It may be difficult to enforce judgements against management or assets of the Comnpany.

As many of the assets of the Company are located outside of Canada and the United States, and certain of the directors and officers of Cardero are resident outside of Canada and/or the United States, it may be difficult or impossible to enforce judgements granted by a court in Canada or the United States against the assets of the Company or the directors and officers of Cardero residing outside of such country.

Many of the Company’s assets are located in countries where there may be significant political risk.

The Company has mineral properties located in Peru, Argentina, Mexico, the United States and Ghana. In such countries, mineral exploration and mining activities may be affected in varying degrees by political or economic instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may materially adversely affect its business, or if significant enough, may make it impossible to continue to operate in certain countries. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

As a consequence of general economic conditions the Company may be faced with an inability to access capital in order to continue its operations.

Since 2008, the U.S. credit markets have experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems have led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets and resulted in the collapse of, and government intervention in, major banks, financial institutions and insurers and created a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

While these conditions appear to have improved slightly in 2011 and 2012, unprecedented disruptions in the credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. The Company’s access to additional capital may not be available on terms acceptable to it or at all.

General economic conditions may have a material adverse effect on the Company’s ability to continue in business.

The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the gold and base metal mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability. Specifically:

  the global credit/liquidity crisis could impact the cost and availability of financing and the Company’s overall liquidity;

  the volatility of gold and other base metal prices may impact the Company’s future revenues, profits and cash flow;

  volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs; and

  the devaluation and volatility of global stock markets impacts the valuation of the Common Shares, which may impact the Company’s ability to raise funds through the issuance of Common Shares.

These factors could have a material adverse effect on the Company’s financial condition and results of operations.

ITEM 4.         INFORMATION ON THE COMPANY

4.A         History and Development of the Company

Cardero was incorporated under the Company Act (British Columbia) on December 31, 1985 under the name “Halley Resources Ltd.” The name was subsequently changed to “Rugby Resources Limited” on September 6, 1991, to “Euro-Ad Systems Inc.” on April 30, 1993, to “Sun Devil Gold Corp.” on July 3, 1997, and to “Cardero Resource Corp.” on May 18, 1999. Cardero was transitioned under the Business Corporations Act (British Columbia) (“BCBCA”) on January 13, 2005, and is now governed by that statute. On April 22, 2005, Cardero filed a new Notice of Articles, reflecting the adoption by the shareholders, on April 15, 2005, of a new form of Articles to govern the affairs of the Company in substitution for the original articles adopted under the old Company Act (B.C.) and reflecting the increased flexibility available to companies under the BCBCA.

Cardero’s head office and principal business address is located at Suite 2300 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3. Cardero’s head office telephone number is (604) 408-7488 and Cardero’s head office facsimile number is (604) 408-7499. Cardero’s registered and records office is located at 550 Burrard Street, Suite 2300, P.O. Box 30, Bentall 5, Vancouver, British Columbia, Canada, V6C 2B5. Cardero’s agent for service in the United States is DL Services Inc., which is located at Columbia Center, 701 Fifth Avenue, Suite 6100, Seattle, Washington, 98104-7043.

The Company is a mineral exploration company engaged in the acquisition, exploration and development of mineral properties. The Company is in the exploration stage as its properties have not yet reached commercial production and none of its properties is beyond the exploration stage. All work presently planned by the Company is directed at defining mineralization and increasing understanding of the characteristics of, and economics of, that mineralization. Other than at the Carbon Creek property in British Columbia, there are currently no identified mineral reserves and, other than at the Sheini property in Ghana and the Titac and Longnose properties in Minnesota, there are currently no identified mineral resources, on any of the Company’s mineral properties. The Company has no known reserves under SEC Industry Guide 7 standards.

Over the past three financial years, the Company focused on the acquisition and exploration of mineral properties, primarily in Canada, Ghana, Argentina, Mexico and the United States. During the 2010, 2011 and 2012 financial years, the Company entered into a number of option/joint venture agreements to acquire interests in properties in these countries that it believed to have the potential to host large gold, silver, copper-gold, iron ore/titanium/vanadium and/or coal deposits. Some of these properties have since been returned to the respective vendors or abandoned, and the associated costs written off, in light of disappointing exploration results. In this regard, during the 2010 fiscal year, the Company wrote off $8,498,083 in acquisition and exploration costs due to disappointing exploration results. During the 2011 fiscal year the Company wrote off $12,206,614 in acquisition and exploration costs and during the 2012 fiscal year the Company wrote off $3,554,667 in acquisition and exploration costs. However, the Company has retained the most strategic of its properties and continues to look for joint venture partners to carry out additional exploration on its non-core properties. The Organullo property in Argentina was the subject of an extensive work program in the fall of 2010, and in September 2011, the Company entered into an option/joint venture agreement with Artha Resources Corporation (“Artha”), whereby an Argentinean subsidiary of Artha can earn a 55% working interest in the Organullo property, and thereafter form a joint venture with Cardero Argentina. Joint venturing of the Organullo Project is part of Cardero’s strategy to option-out all non-core assets, allowing the Company to focus on development of its coal and iron ore projects.

During the 2010 fiscal year, the Company optioned out its Corrales and Santa Teresa properties in Mexico and its Pirquitas property in Argentina, and has continued to seek joint venture partners for its Los Manantiales (Mina Angela) property in Argentina. The optionee of the Mexican properties has since returned all of these properties to the Company due to disappointing exploration results, and the Company has, or is in the process, of returning all such properties to their owners or surrendering them to the Mexican government. The Company does not plan any further activities in Mexico or Peru, and is in the process of divesting all of its remaining properties to the Mexican government. The Company plans to dispose of its remaining assets in Peru (none of which are mineral properties).

The sale of the Company’s Pampa de Pongo Iron Ore property in Peru completed in January, 2010 and the total sale price of USD 100 million was received by the Company. The Company paid a finder’s fee to an arm’s length private company in consideration of the finder introducing Cardero to the purchaser, Nanjinzhao Group Co., Ltd., and providing ongoing advice in the negotiations.

In keeping with bulk-commodity focus, in June, 2010, Cardero acquired an initial interest of 49.9% in Coalhunter Mining Corporation (“Coalhunter”), a private BC company. Pursuant to private placements completed on September 27, 2010 and December 21, 2010, Cardero’s interest in Coalhunter increased to 45.5% . On June 1, 2011, Cardero acquired all of the issued and outstanding common shares of Coalhunter and Coalhunter (now a wholly owned subsidiary of Cardero) subsequently changed its name to “Cardero Coal Ltd.” Pursuant to an Arrangement Agreement dated April 18, 2011 between Cardero and Coalhunter, on June 1, 2011 each Coalhunter shareholder (other than Cardero) received 0.8 of a common share of Cardero for each common share of Coalhunter held, resulting in the issuance of 23,397,002 Common Shares. A further 5,885,543 Common Shares are reserved upon the exercise of options held by former Coalhunter optionees, the exercise of Coalhunter warrants and pursuant to Coalhunter property acquisition agreements. The reason for the acquisition of Coalhunter was to acquire the interest of Coalhunter in Carbon Creek. Since the time of the acquisition, the Company has focused primarily on the further exploration and development of the Carbon Creek asset. In December, 2011, the Company exercised its option to enter into a coal lease covering approximately 2,600 hectares of freehold coal comprising a portion of Carbon Creek. At the same time, the Company also made the necessary payment to enter into a joint venture with the Carbon Creek Partnership with respect to Carbon Creek as required for the further development of Carbon Creek. The Company completed a significant exploration program during 2011, which led to the preparation of a preliminary economic assessment on a portion of Carbon Creek. The Company also completed a major drilling program in 2012, which led to the preparation of a pre-feasibility study for Carbon Creek. Also, in June 2012, Ridley Terminals Inc. (“Ridley”) and Cardero Coal entered into an agreement for the shipment of metallurgical coal from Carbon Creek. The agreement has a 15 year term from January 1, 2014 to December 31, 2028, with provision to extend the term by three years to December 31, 2031. Contract volume is set at 500,000 tonnes per annum (“tpa”) through 2014, increasing to 900,000 tpa in 2015. The agreement is subject to Ridley receiving Federal Government approval for addition of a fourth stacker/reclaimer that will increase capacity from 24 Mtpa to 30 Mtpa. Also in 2012, Cardero Coal had its Project Description accepted by British Columbia provincial and Canadian federal regulators, thereby initiating the environmental assessment process for Carbon Creek, a necessary step in the process to obtain a mining permit for Carbon Creek. In January, 2013, the Company entered into an agreement with the optionor of four coal licenses forming part (3,513 hectares) of Carbon Creek to extend the exercise deadline of the option for a period of up to three months. Previously, the Company was required to exercise the option on or before January 14, 2013 by paying the option holder $5 million and issuing 400,000 Common Shares. Under the new terms, Cardero has agreed to pay a non-refundable deposit of $1 million on January 14, 2013, with the $4 million balance and 400,000 Common Shares due upon exercise of the option. The Company may extend the deadline for the exercise of the option for up to three months (to April 14, 2013) upon payment of an extension fee of $20,000 for each month of the extension. To date, the Company has made the initial $1 million non-refundable deposit and the first and second $20,000 payments to extend the option exercise deadline to March 14, 2013. See “Item 4.D Property, Plants and Equipment – Carbon Creek Metallurgical Coal Deposit, British Columbia, Canada”.

In November, 2011, Cardero completed a brokered private placement (the “2011 Offering”). A total of 8,029,750 units (“Cardero Units”) were sold at a price of CAD 0.95 per Cardero Unit for aggregate gross proceeds of CAD 7,628,262.50. Each Cardero Unit consisted of one Common Share and one-half of one common share purchase warrant (each whole warrant, a “Cardero Warrant”). Each Cardero Warrant was exercisable into one additional Common Share for a period of 12 months from the closing of the Offering at an exercise price of CAD 1.25. All of the Cardero Warrants subsequently expired on November 29, 2012, unexercised.

In December, 2011, Cardero, through Cardero Ghana, entered into three separate joint ventures (one for each prospecting license) with Emmaland Resources Limited (“Emmaland”) to explore and, if warranted, develop, the iron ore deposit(s) under lands subject to certain prospecting licenses granted to Emmaland and covering lands located in the Zabzugu-Tatale District in the Northern Region of the Republic of Ghana and referred to as the Sheini Hills Iron Project (approximately 400 square kilometres in aggregate). Under the three joint ventures, Cardero Ghana will have the right to earn a 100% working interest in each license, subject to (a) a 10% net profits interest in favour of Emmaland and (b) a 10% fully carried interest, in favour of the Government of Ghana, in the portions of the license areas that become the subject of one or more mining licenses which may be subsequently issued to Emmaland. In order to earn its interest, Cardero will fund all expenditures under the particular joint venture and make payments totalling USD 16.5 million to Emmaland. Following execution of the joint venture agreements, in mid-2012 the Company carried out an initial exploration program in the region, which resulted in the preparation of an initial resource estimate for a portion of the joint venture area (see “Item 4.D – Property, Plants and Equipment – Sheini Hills Iron Project, Ghana”). The Company is currently determining its future plans for Sheini, but elected not to make a payment of USD 500,000 due December 31, 2012 in respect of the joint venture agreement on the Sheini North prospecting license, and is in the process of negotiating an extension for such payment with the joint venture partner. If the payment cannot be renegotiated, and the joint venture partner elects to deliver a notice of default, then Cardero Ghana would be deemed to have withdrawn from the joint venture 21 days after receipt of such notice of default if it does not make the required payment prior to such time. Accordingly, since there can be no certainty that the payment schedule can be renegotiated, the Company has written off exploration and evaluation assets expenditures related to the Sheini North prospecting license joint venture in the amount of $374,716. The Company made the required payments in order to maintain the Sheini Central and Sheini South joint ventures in good standing until December 31, 2013.

In January, 2012, Cardero received repayment of the USD 8 million loan originally made to Kria Resources Inc. (“Kria”) (now a wholly owned subsidiary of Trevali Mining Corporation (“Trevali”)). The Company, Kria and Trevali agreed that the loan, plus interest of USD 645,260, was to be repaid as follows: (i) Kria paid Cardero USD 5,000,000 in cash; and (ii) the balance of USD 3,645,260 (equivalent to CAD 3,734,569) was satisfied by Trevali issuing to Cardero 4,149,521 units (“Trevali Units”), with each Trevali Unit being comprised of one common share of Trevali (“Trevali Common Share”) and one-half of one transferrable common share purchase warrant (a “Trevali Warrant”), at a deemed price of CAD 0.90 per Trevali Unit. Each whole Trevali Warrant will entitle the holder thereof to purchase one Trevali Common Share at a price of CAD 1.10 per share until January 16, 2014.

In December 2012 and January, 2013, the Company carried out non-brokered financings of Common Shares and of flow-through Common Shares, resulting in the issuance of 16,439,816 Common Shares to raise gross proceeds of $7,697,957.20. In connection with such financings, the Company paid cash finder’s fees of $282,517.50 and issued 114,000 finder’s warrants, each exercisable to purchase one Common Share at $0.50 until December 19, 2013, 351,648 finder’s warrants, each exercisable to purchase one Common Share at $0.55 until December 28, 2013 and 123,610 finder’s warrants, each exercisable to purchase one Common Share at $0.50 until February 8, 2014.

During the fiscal year ended October 31, 2012 and to February 27, 2013, the Company was primarily focused on Carbon Creek (including initiation of the 2012 drill program and preparation of the prefeasibility study), and completion of the initial exploration program at Sheini and preparation of the initial resource estimate. While the Company also investigated and evaluated a number of additional potential acquisitions, none were determined to be appropriate. The Company also continued to seek joint venture partners for its assets other than Carbon Creek and Sheini, but no new joint ventures were entered into and none are presently under negotiation. The Company anticipates that its primary focus for the fiscal year ending October 31, 2013 will be on the continued exploration and development of Carbon Creek, including preparation of a feasibility study and pursuing the environmental assessment process as required to secure the appropriate permits for production at Carbon Creek. The Company is presently assessing its plans for Sheini, which may include selling or joint venturing its interest therein.

4.B         Business Overview

General

The Company currently holds, or has rights to acquire, interests (ranging from 75% to 100%) in several mineral properties (subject, in certain cases, to net smelter return royalties or net profits interests payable to the original property vendors) in Canada, Ghana, Argentina, Mexico and the United States. The Company is in the process of evaluating such properties through exploration programs or, in some cases, mineralogical and metallurgical studies, materials processing tests and feasibility studies. In all cases, the objective is to evaluate the potential of the subject property and to determine if spending additional funds is warranted (in which case, an appropriate program to advance the property to the next decision point will be formulated and, depending upon available funds, implemented) or not (in which case the property may be offered for option/joint venture or returned to the vendor or abandoned, as applicable). At the present time, the Company is primarily interested in properties that are prospective for coal and iron ore.

The Company considers that Carbon Creek and Sheini are its material mineral properties at the present time. Information with respect to the Company’s material mineral properties is set out under the heading “Item 4.D - Property, Plants and Equipment”. The Company intends to seek to option/joint venture all of its other mineral properties or, in some cases, abandon or surrender the tenures to the applicable governmental agency and thereby terminate its interest therein.

The Company is in the exploration stage and does not mine, produce or sell any mineral products at this time, nor do any of its current properties have any known or identified mineral resources (with the exception of the Sheini, Titac and Longnose properties, which have resources), or mineral reserves (with the exception of the Carbon Creek property). The Company has no known reserves under SEC Industry Guide 7 standards. Other than with respect to Carbon Creek, the Company does not propose any method of production on any of its mineral properties at this time. At Carbon Creek, the Company has determined the likely methods of production (see “Item 4.D – Property, Plants and Equipment – Carbon Creek Metallurgical Coal Deposit, British Columbia, Canada”), although it is conducting extensive work as part of the preparation of the feasibility study on Carbon Creek in order to confirm the presently envisioned production methods are appropriate to employ should the property go into commercial production.

All of the raw materials the Company requires to carry on its business at the current stage of the development of its mineral properties are readily available through normal supply or business contracting channels in Canada, Ghana, Argentina, Mexico, Peru and the United States. At the present time, such raw materials are minimal and include such things as fuel, drilling muds and fluids, wooden core boxes, sample bags and similar materials used in exploration drilling and work programs. Should the Company proceed with the development of a mine at Carbon Creek, the Company will require significant amounts of raw materials, such as steel, concrete and other building materials, fuel, explosives, reagents and similar operating materials and other raw materials commonly used in the construction and operation of a coal mine. One of the functions of the feasibility study currently underway is to determine the likely cost and availability of such materials, as well as identify appropriate sources of supply. Although the Company believes that it will be able to source all of such materials as required, until the completion of the feasibility study it will not have identified the preferred sources of supply. It is, however, likely that the prices of such materials, wherever sourced, will fluctuate and could significantly increase in price over the life of the proposed mine. One of the functions of the feasibility study is to project the likely cost of any such materials and factor such costs, and any anticipated increases, into the mine plan to determine the effect on the economic result of the planned mining activities. At the present time it is not possible to accurately predict such costs or the variations therein.

The mining business is subject to mineral price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles. In recent years, the significant demand for minerals in some countries (notably China and India) has driven increased commodity prices to historic highs. While the downturn in the world economy which commenced in 2008 and continues through today significantly moderated the record high prices, and temporarily reduced the upward price pressures, for some commodities (including metallurgical coal and iron ore) upward price movements have recently become reestablished, primarily as a result of Chinese demand. It is difficult to assess if the apparent upward momentum in several commodity prices are long-term trends, and there is great uncertainty as to the recovery, or otherwise, of the world, and particularly, the Chinese, economy. If the economic recovery stalls and coal and iron ore prices decline as a consequence, a continuing period of lower prices could significantly affect the economic potential of Carbon Creek (metallurgical coal) and/or Sheini (iron ore) and result in the Company determining to cease work on, or drop its interest in, some or all of such properties.

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

There are no bankruptcy, receivership or similar proceedings against Cardero, nor is Cardero aware of any such pending or threatened proceedings. There have not been any voluntary bankruptcy, receivership or similar proceedings by Cardero within the three most recently completed financial years or completed or currently proposed for the current financial year.

There have been no reorganizations of or involving Cardero within the three most recently completed financial years and no reorganizations are currently proposed for the current financial year.

See “Item 4.A – History and Development of the Company” for additional information regarding the nature of the Company’s operations and its principal activities for each of the last three financial years.

Regulatory and Environmental Matters

British Columbia, Canada

Mineral Rights

The basic law governing the granting of coal tenures in British Columbia is Coal Act, S.B.C. 2004, c 15. (“Coal Act”), which act governs the acquisition and maintenance of coal tenures in respect of coal which, or right to explore for, develop and produce such coal, is vested in or reserved to the government of British Columbia (“Government”). The provisions of the Coal Act do not apply to privately owned coal. The coal deposit at Carbon Creek consists of a combination of public and private coal. Some of the more significant features of the Coal Act are:

Acquisition of and Rights Under Coal License

A person may apply to the Minister of Energy, Mines and Natural Gas (“Minister”) for a coal license over coal lands (being lands in which the coal, or the right to explore for, develop and produce coal are reserved to the Government. Once the application is received, any deficiencies in the application document are determined and corrected prior to the application being accepted for recording. Accepted license applications are issued a tenure number and applications are then plotted on the coal maps. A review of the land status of the application area is then conducted to determine if the coal rights are held by the Government. If the application is over Government owned coal, land referrals are sent out to numerous agencies as well as any First Nations in the application area. The applicant may be contacted if issues or amendments to the application are required. Once information is received by the BC Mineral Titles office (“MTO”), the Chief Gold Commissioner for BC (“CGC”) synthesizes this information to determine whether to issue the coal licence. Documents are sent to the applicant for signing. Issued licences are plotted on the coal maps and the application tenure is removed. The license is valid for a one year term, and is renewable on a year to year basis upon payment of the prescribed rent and the filing of certain required information in respect of work carried out in the prior year. If a licensee complies during the term of the licence with every provision of the Coal Act and the licence, the Minister must extend the term of the licence for further one year terms.

The holder of a coal license has the exclusive rights to explore for and develop coal on the licence location and, with the approval of the chief inspector appointed under the Mines Act, R.S.B.C. 1996, c 293 (“Mines Act”) to mine and remove those quantities of coal the licensee may reasonably require for testing, to a maximum of 100,000 tonnes. A coal license does not grant the right to mine coal.

Acquisition of and Rights Under a Coal Lease

The holder of a coal license may apply for a coal lease, which application requires the filing of a plan of the lease area, a plan of operations showing the exploration, development and production to be carried out on the lease area during the term of the lease, supported by the data, feasibility studies and other information the Minister may require to evaluate the application. If the Minister is satisfied that the application is made in accordance with the applicable requirements, the Minister must issue a coal lease, containing terms and conditions required by the Minister, to the applicant. A coal lease is valid for the term requested by the applicant, not to exceed 30 years from the date of its issue. If a lessee complies during the term of the lease with every provision of the Coal Act and the lease, the Minister, on application by the lessee in the prescribed manner, must extend the lease for terms requested by the lessee, not to exceed 15 years from the date the extension is issued. In order to maintain the coal lease, the holder is required to pay a prescribed yearly rent and otherwise comply with the provisions of the lease and the Coal Act.

The holder of a coal lease has the exclusive right, in accordance with the Coal Act and the lease, to explore for, develop and produce coal on the lease location.

Transfers of Coal licenses and Leases

Holders of coal licenses and leases are permitted to freely transfer, in writing, any interest in a license or lease, except that any disposition that has the effect of dividing the interest in the licence or lease on the basis of the stratification, physical position or characteristics of the coal under the location is void. Dispositions must be recorded with the Chief Gold Commissioner and a recording fee paid in order to be valid as against third parties.

Surface Rights

Under the Coal Act, holders of licenses and leases have certain rights to use the surface of the lands subject to such tenures.

The holder of a coal license may (a) enter, occupy and use the surface area of the location for the purpose of exploring for and developing coal on the location, (b) subject to entering into an agreement in the form of a free use permit under the Forest Act, R.S.B.C. 1996, c 157 (“Forest Act”) or a licence to cut under the Forest Act, to use and remove timber that, at the time the holder of the licence enters into the agreement, is on the location, and (c) to the non-exclusive right to use sand, gravel and rock from the location for use on the location for a construction purpose approved under the Mines Act, without the necessity of obtaining a licence, lease, permit or other authorization under the Land Act, R.S.B.C. 1996, c 245.

The holder of a coal lease may, if the surface area of a lease location is owned by the Government and is used or occupied by the lessee, the lessee is entitled (a) to enter, occupy and use the surface area of the location to produce coal, (b) subject to entering into an agreement in the form of a free use permit under the Forest Act or a licence to cut under the Forest Act, to use and remove timber that, at the time the holder of the lease enters into the agreement, is on the location, and (c) to the non-exclusive right to use sand, gravel and rock from the location for use on the location for a construction purpose approved under the Mines Act, without the necessity of obtaining a licence, lease, permit or other authorization under the Land Act.

The right of the holder of a coal license or coal lease to use the surface of a location where the surface is privately owned is subject to such holder giving advance notice to the owner(s) of such land and paying compensation. Such compensation is either to be settled by agreement or through arbitration through the Surface Rights Board under the Petroleum and Natural Gas Act, R.S.B.C. 1996, c 361.

Environmental and Permitting

Exploration

In order to carry out exploration activities on its coal tenures, the holder of a coal license is required to obtain a permit under the Mines Act, which is obtained by submitting a “notice of Work” under the Mines Act outlining the types of activities planned, a description of the proposed work program, information with respect to emergency procedures, known cultural heritage resources, First Nations and public consultation, water rights/use, timber to be cut/used and a proposed reclamation plan for the disturbance to be created. Following review by the Government, including any necessary consultations, a permit may be issued to carry out the planned exploration program. In connection with the issuance of such permit, the holder of the coal license will be required to post a bond based upon the area to be disturbed and the cost of the applicable reclamation required.

Production

At such time as the holder of a coal tenure wishes to place the project into production, it will be necessary to obtain permits under a number of British Columbia provincial and Canadian Federal laws.

In British Columbia, the environmental assessment (“EA”) process provides a mechanism for reviewing major projects to assess their potential impacts. The BC Environmental Assessment Office (“EAO”) manages the assessment of proposed major projects in British Columbia as required by the Environmental Assessment Act, S.B.C. 2002 c 43 (“Act”). The assessment process examines major projects for potentially adverse environmental, economic, social, heritage and health effects that may occur during the life cycle of these projects. Coal mines with a capacity of in excess of 250,000 tonnes/year are considered as “major projects” and are required to go through the EA process in order to obtain their operating permit.

There are three stages in an EA - pre-application, application review and the decision stage. After the application review stage, the Minister may issue an environmental assessment certificate, allowing the proposed project to proceed.

The purpose of the pre-application stage is to ensure that, when an application for an environmental assessment certificate is reviewed, it contains the necessary information to allow the EAO to undertake its assessment and make recommendations to the Ministers making the decision. The pre-application phase includes the following key steps:

  review of project description to determine whether the project is reviewable;
  issuance of a section 10 order confirming that a proposed project is reviewable;
  issuance of a section 11 order specifying the scope, procedures, and methods by which a review must be conducted;
  establishment of a working group composed of representatives of First Nations and various government agencies;
  preparation of draft terms of reference that specify the matters that must be studied and information that must be included in an application;
  review and comment on the draft terms of reference by the working group, First Nations and the public. This stage typically includes an open house where the terms of reference (and the project generally) are discussed;
  finalization of the Application Information Requirements (“AIR”);
  Completion by the proponent of studies and information gathering as specified in the terms of reference;
  submission of the application by the proponent; and
  evaluation by the EAO within 30 days to determine whether the application provides information on all matters required by the application information requirements (including proposed commitments by the proponent to address any potential adverse effects).

Other than the 30-day evaluation period, neither the Act nor the regulations impose time limits on the EAO during the pre-application phase. Cardero Coal is presently in the pre-application stage with respect to Carbon Creek and in the process of finalizing its AIR.

Following the preparation of the AIR, and the acceptance of the AIR by the EAO, once an application is accepted, EAO has a maximum of 180 days to complete its review. This time limit begins when EAO has notified the proponent that the application has been accepted for review and the proponent has provided all the copies of the application that it has requested. EAO will also require the proponent to distribute copies to other review participants, including the working group and First Nations. The public also has a second opportunity for comment.

The EAO will begin drafting the assessment report during the 180 day review period. The report documents the findings of the assessment, including the extent to which concerns have been addressed and whether any issues remain outstanding. EAO shares its draft assessment report with the proponent, the working group and with First Nations, and seeks input. EAO typically provides approximately three weeks for such comment. In addition to the assessment report, EAO provides ministers with:

  a recommendations from the Executive Director (with reasons) as to whether to issue an environmental assessment certificate (“EAC”); and
  a draft EAC (in the event the Ministers chose to sign and issue such).

The draft EAC will have a schedule that sets out the details according to which the project must be designed and constructed, along with another schedule that sets out all of the commitments the proponent has made to address concerns raised through the EA process. It is not uncommon for an EAC to have over 100 commitments. All of the requirements of these schedules form conditions of the certificate and are legally binding on the proponent if the certificate is issued by Ministers. The draft EAC also contains periodic reporting requirements, and specifies a deadline by which the proponent must substantially start the project. That deadline is typically 5 years from the date the Ministers issue an EAC.

Upon completing and assembling the materials referenced above, the Executive Director submits them to two ministers for decision - the Minister of Environment and another minister responsible for that category of reviewable project. For example, the decision on a proposed coal mine would be made by the Minister of Environment and the Minister of Energy, Mines and Petroleum Resources.

After the Ministers receive this package, they have 45 days in which to make a decision. They must consider the assessment report and the documents that accompany it, and may also consider any other matters they believe are relevant to the public interest when they make their decision. A key factor ministers will consider is whether the Province has satisfied its legal duty to consult with and to the extent appropriate, accommodate First Nations.

When making the decision, the Minsters have three choices:

1.	issue an EAC with any conditions they consider necessary;
2.	refuse to issue an EAC; or
3.	require further study or assessment.

Once the Ministers make a decision, EAO notifies the proponent, government agencies (including provincial permitting agencies) and First Nations of the decision. EAO, at this point, posts the assessment report, the executive director’s reasons and recommendations, the information bulletin and the EAC, if issued. Statutory permit approval processes are normally more specific than the EA and may require more detailed design information, e.g., tailing storage facilities.

In addition to obtaining the EAC, it is also necessary for a proponent who wishes to place a coal mine into production to obtain a number of other permits, including permits under the Mines Act, Water Act, R.S.B.C., c483, Forest Act, Land Act, Environmental Management Act, S.B.C. 2003, c 53 and others. The process to obtain the necessary permits under such acts may proceed concurrently with the EA. However, no statutory permit approvals may be issued before the EAC is issued.

In addition to the EA process described above, projects that touch on areas in the jurisdiction of the Canadian federal government, such as fisheries and navigable waters. Federal government review through the Canadian Environmental Assessment Agency (“Agency”) under the Canadian Environmental Assessment Act, 2012, SC 2012, c 19, s 52 (“CEAA”) is independent of the BC provincial review as the federal agencies, deemed responsible authorities (“RA”), will ascertain if there are federal “triggers” invoked by the proposed project, thereby resulting in an applicable level of federal review (e.g., none – screening level assessment – comprehensive review). Concurrent reviews required under the BCEAA and CEAA are carried out cooperatively under the Canada-British Columbia Agreement for Environmental Assessment Cooperation in order to expedite such reviews. Pursuant to the CEAA, under appropriate circumstances, the Federal Minister of the Environment (“MOE”) must allow a provincial process to substitute for a federal environmental assessment to be conducted by the Agency, but not federal decision-making, if requested to do so by a province and if the MOE is of the opinion that the provincial process is an appropriate substitute for an assessment under CEAA and that conditions contained in CEAA regarding factors to be considered, public participation and the submission of an environmental assessment report will all be fulfilled by the provincial process. The MOE may establish additional conditions as a prerequisite to his approval of a substituted process. The MOE may also approve substitution with other jurisdictions, such as an Aboriginal land claim body.

Under the equivalency provisions of CEAA, where a provincial process meets all of the conditions for the substitution of a process, the MOE may recommend to the Governor in Council that a designated project be exempted from the application of CEAA.

Ghana

Mineral Rights

The basic law governing the mining industry in Ghana is the Minerals and Mining Act 2006, Act 703 (“Mining Act”). This and associated legislation combines regulation of the mining industry with fiscal incentives for investors. Some of the more significant features of the legislation are:

All Mineral are Owned by the State

The Minister of Lands and Natural Resources of Ghana (“MLNR”) grants exclusive mineral rights. Under the Mining Act, neither a landowner nor any other person may search for minerals or mine on any land without having been granted a mineral right by the MLNR. A summary of the types of mineral rights that can be granted under the Mining Act is indicated below:

(a)         A Reconnaissance Licence confers on the holder the right to search for a specific mineral (or commodity) within the licence area by geochemical and photo-geological surveys or other remote sensing techniques. Except as otherwise provided in the licence, it does not permit drilling, excavation or other sub-surface techniques. The licence is normally granted for up to one year and may be renewed by the Minister from time to time for periods up to one year at a time upon application by the holder. The application for renewal must be made at least three months before the expiration of the licence. The size of the area over which a reconnaissance licence may be granted is limited to 5,000 contiguous blocks (a block is defined as 21 hectares) or 1,050km².

(b)         A Prospecting Licence gives the holder the exclusive right to search for specific minerals (or commodities) by conducting geological, geophysical and geochemical investigations to determine the extent and economic value of any deposit within the licence area. Drilling, excavation or other sub-surface techniques are permitted under the prospecting license. The initial grant of the licence is limited to three years and a maximum area of 750 contiguous blocks or 157.5 km². A prospecting licence is granted for a period not exceeding three (3) years and may be renewed for a maximum of two terms or for further periods of up to three (3) years each. The holder of a prospecting licence shall, prior to or at the expiration of the initial term, surrender not less than half the number of blocks of the prospecting area so long as a minimum of one hundred and twenty five blocks or 26.3km² remain subject to the licence and the blocks form not more than three discrete areas each consisting of a single block, or a number of blocks each having a side in common with at least one other block in that area. The tenures in which Cardero Ghana holds an interest are Prospecting Licenses.

(c)         A Mining Lease gives the holder the right to mine, win or extract specified minerals (or commodities) within the lease area. The lease may be granted to the holder of a prospecting licence or any person who establishes to the satisfaction of the Minister that a mineral to which the lease relates exists in commercial quantities within the proposed lease area and can be mined at a profit. The lease is issued for up to thirty years subject to renewal for a further thirty-year term. The size of the area in respect of which a lease may be granted is limited to 300 contiguous blocks 63 km² for a single grant. A person other than the holder of a reconnaissance or prospecting licence may apply for a mining lease in respect of a mineral specified in the application over land that is not the subject of a mineral right for the same mineral applied for.

Transfers of Mining Rights

No transfers of mining rights are permitted without the approval of the MLNR. In addition, the MLNR has the power to object to a person becoming or remaining a ‘shareholder controller’, a ‘majority shareholder controller’ or an ‘indirect controller’ of a company which has been granted a mining lease if the MLNR believes the public interest would be prejudiced by the person concerned becoming or remaining such a controller. The Act defines a mining company as “a company which or whose subsidiary is the holder of a mineral right” (holders of mineral rights include prospecting and reconnaissance license holders) and excludes companies listed on a stock exchange and companies whose holding in mining companies or whose subsidiary’s assets are less than 50% of the market value of their total assets. The acquisition by Cardero Ghana of an interest in three prospecting licenses was approved by the MLNR in April, 2012.

Application of Mineral Legislation

The Mining Act is applied equally to Ghanaians and foreigners, except for the provisions relating to small-scale mining of minerals, which is reserved for Ghanaians. However, foreigners can participate in the exploration and exploitation of industrial minerals where the proposed investment is not less than US$10 million.

Government Participation in a Mining Lease or Mining Company

The Government is entitled to a 10% free-carried equity interest in any mining lease. Any further participation is to be agreed with the holder. The government has a further option to acquire a “special share” in a mining company for no consideration or in exchange for such consideration as the government and that company shall agree. This interest, when acquired, constitutes a special share which gives the government the right to attend and speak at any general meeting of shareholders, but does not entitle the government to any voting rights. The special share does not entitle the government to distributions of profits of the company which issues it to the government. The written consent of the government is required to make any amendment to a company’s articles of incorporation relating to the government’s option to acquire a special share.

Payment of Royalties

Under the Minerals and Mining (Amendment) Act, 2010 (Act 794) the previous variable royalty rate of between 3-6% of the gross value of minerals produced has been fixed at 5%.

Stability and Development Agreements

Mining companies which have invested or intend to invest at least $500 million may, as part of a mining lease, enter into a stability and/or development agreements. A stability agreement will serve to protect the holder of that mining lease, for a period not exceeding 15 years, against changes in laws and regulations generally and in particular relating to customs and other duties, levels of payment of taxes, royalties and exchange control provisions, transfer of capital and dividend remittances. A development agreement may contain further provisions relating to the exercise by the MLNR of any discretion conferred on him by the Mining Act, mineral operations, environmental issues and dispute settlement procedures. Each stability and development agreement is subject to the ratification of parliament. As Cardero Ghana does not yet possess any mining leases, it has not made any steps towards negotiating stability or development agreements with respect to the properties in which it has an interest.

Localization Requirements

Holders of mining leases are required to submit a detailed program for the recruitment and training of Ghanaians with a view to achieving ‘localization’, which is the replacement of expatriate personnel by Ghanaian personnel. In addition, the holder must give preference to Ghanaian products and personnel, to the maximum extent possible, consistent with safety, efficiency and economies. Upon termination of a mining lease, the holder may remove moveable and immoveable assets (“plant”) provided that such are subsequently used in a relevant mining activity in Ghana. Otherwise, the plant vests in the State. The holder must exercise his rights subject to such limitations relating to surface rights as the Minister of Mines may prescribe.

Surface Rights

Under the Mining Act, holders of mining rights are permitted to enter upon the surface of the lands subject to such mining rights, and to conduct such activities thereon as are appropriate to the nature of activities permitted under the particular mining right held. The Mining Act provides that owners or lawful occupiers of any lands subject to a mining right are entitled to compensation from the holder of the mineral right for the disturbance of the rights of the owner or lawful occupier. The Mining Act also establishes principles to be taken into account in the payment of compensation to the owners or lawful occupiers of the surface, including deprivation of the use of the natural surface of the land, loss of or damage to immoveable property, land under cultivation, loss of earnings or sustenance suffered by the owner or lawful occupier and loss of expected income depending on the nature of crops and their life expectancy. Compensation is to be determined by agreement of the parties, but in the absence of any such agreement is to be referred to the MLNR, who will, in consultation with the government agency responsible for land valuation, determine the compensation. Compensation can either be in money, or in the resettlement of an affected party to suitable alternate lands. Cardero Ghana has paid the requisite compensation with respect to its activities to date on its mineral properties.

Environmental

The laws and regulations relating to the environment in Ghana have their roots in the 1992 Constitution which charges both the state and individuals with a duty to take appropriate measures to protect and safeguard the natural environment. Mining companies are also required, under the Mining Act, the Environmental Assessment Regulations 1999 (LI 1652) and the Water Use Regulations 2001 (LI 1692), to obtain all necessary approvals from the Ghana Environmental Protection Agency (“EPA”), the Ghana Forestry Commission and the Ghana Water Resources Commission before undertaking mining operations. The Mining Act also requires the Ghanaian mines to comply with all laws for the protection of the environment.

At the exploration level, mining companies register and, upon review by the EPA, are given environmental permits that enable them to operate. Under the relevant environmental laws and regulations, mining operations are required to undergo an environmental impact assessment process and obtain approval for an environmental permit prior to commencing operations. Within 24 months of the date upon which operations commence, mining operations must submit an environmental management plan (“EMP”), for the operations to obtain an environmental certificate. EMPs are submitted every three years and include details regarding the likely impact of the operation on the environment, including local communities, as well as a comprehensive plan and timetable for actions to lessen and remediate adverse impacts.

The laws also require mining operations to rehabilitate land disturbed as a result of mining operations pursuant to an environmental reclamation plan agreed with the EPA. The reclamation plan provides an estimate of the costs to rehabilitate the mining area for the life of the mine, or the life of mine rehabilitation estimate, and an estimate of the costs to rehabilitate the mine as at the date of the reclamation plan, or the current estimated rehabilitation costs. These estimates are adjusted every two years, taking into account any new disturbance or rehabilitation undertaken during the two year period from the date of the previous estimate. The obligations to rehabilitate the mining area and to provide security for the rehabilitation costs are included in a reclamation security agreement negotiated with the EPA and signed by the mining company. Each mining company is required to secure a percentage (typically between 50% and 100%) of the current estimated rehabilitation costs by posting a reclamation bond and a cash deposit, which serve as a security deposit against default. Updated reclamation plans are submitted to the EPA every two years with a readjustment of the calculated bond based on the current estimated rehabilitation costs.

Exchange Controls

No person may export, sell or otherwise dispose of a mineral unless he is the holder of a license granted by the MLNR for that purpose and the permission of the Chief Inspector of Mines is required to remove minerals obtained by the holder of a mineral right.

Under the Mining Act, the Bank of Ghana or the Minister for Finance may permit the holder of a mining lease who earns foreign exchange from mining operations to retain a percentage of its foreign exchange earnings for certain expenses in bank accounts in Ghana, including for acquisition of spare parts and other inputs required for mining operations which would not otherwise be readily available without the use of the earnings. In addition, the Minister for Finance, in consultation with the MLNR may, where the net earnings of a holder of a mining lease from the holder’s mining operations are in foreign exchange, permit such holder to maintain an account and retain in that account not less than 25% of the foreign exchange for the acquisition of spare parts, debt servicing and dividend payment, remittance in respect of quotas for expatriate personnel and the transfer of capital in the event of a sale or liquidation of the mining operations. The Mining Act guarantees the holder of a mining lease free transferability of convertible currency through the Bank of Ghana or, in the case of a net foreign exchange holder, through the account referred to above.

All aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, logistical planning, geophysics, metallurgy and mineral processing, implementation of exploration programs, mine development, mine operation and accounting. While recent increased activity in the resource mining industry has made it more difficult to locate competent employees and consultants in such fields, the Company has found that it can locate and retain such employees and consultants and believes it will continue to be able to do so.

4.C         Organizational Structure

The following corporate chart sets forth all of Cardero’s subsidiaries and their respective jurisdictions of incorporation. Each of these subsidiaries is wholly owned, directly or indirectly, by Cardero:

Throughout this annual report references made to the “Company” refer to Cardero and its consolidated subsidiaries, Cardero Coal, Cardero Iron, Cardero Argentina, Cardero Peru, Cardero Chile, CCDL, MMC, Cardero Iron USA, Cardero Management USA, Cardero Iron BVI, Cardero Hierro BVI, Cardero Hierro Peru, Cardero Iron Ghana, Cardero Ghana, CTL, CMTL, CLL and CIPC, while reference to “Cardero” refers to the Canadian parent company only.

4.D         Property, Plants and Equipment

Carbon Creek Metallurgical Coal Deposit, British Columbia, Canada

Information in this annual report regarding Carbon Creek is based on information provided by the technical report dated November 6, 2012, effective September 20, 2012, entitled “Technical Report, Prefeasibility Study of the Carbon Creek Coal Property, British Columbia, Canada” prepared by Norwest Corporation (the “Carbon Creek Report”).

Property Description and Location

The Carbon Creek property lies approximately 60 kilometers (km) northwest of the town of Chetwynd, BC and 40km west of the town of Hudson’s Hope. Improved forest service roads connect the property with British Columbia Highway 29 between the towns of Chetwynd and Hudson’s Hope. The CN Rail line connecting Fort St. John and Tumbler Ridge areas with Prince George passes 40km south of the property. The CN Rail line provides direct access to the ports of Vancouver and Ridley Terminals in Prince Rupert, BC. The northern end of the property is adjacent to the Williston Lake and is approximately 175km east of Mackenzie, BC by water.

LEGEND
Property Boundary
Rivers
Creeks
Lakes
Railroad
Forest Service Rd.
Highway
Cities
Towns
British Columbia
Fort St John
Carbon Creek Project
Dawson Creek
Prince Rupert
Prince George
Alberta
Vancouver
Canada
USA
Halfway River
Graham River
Beatton River
Charlie Lake
FORT ST.
TAYLOR
Peace River
Moberly River
Williston Lake
HUDSON'S HOPE
Carbon Lake
Pine River
Alberta
Carbon Creek
McAllister Creek
Moberly Lake
DAWSON CREEK
POUCE COUPE
CHETWYND
Sukunka River
Murray River
Kiskatinaw River
6,250,000
6,200,000
6,150,000
550,000
600,000
650,000
700,000
750,000
97
29
2
52
0
10
20
30
KILOMETER
N
FIGURE 4.1
CARDERO COAL LTD.
CARBON CREEK PROJECT
PROPERTY AND REGIONAL
INFRASTRUCTURE MAP
DATE: 08/13/2010
FILE:4859:RPRT\LOC
SCALE: 1:600000
NORWEST CORPORATION

Figure 1: Carbon Creek – Location and Regional Infrastructure Map

Tenure and Joint Venture

The Carbon Creek property is in the Peace River Coalfield and consists of twelve Coal License Applications (and any coal licenses issued pursuant to such applications) with respect to coal owned by the Province of British Columbia (to which the Coal Act applies) and ten Crown Granted District Lots (“CGDL”) on which the coal is held in private ownership and to which the Coal Act does not apply, comprising a contiguous tenure parcel of 17,200 hectares (ha).

Ten of the Coal License Applications have been submitted by P. Burns Resources Ltd. (Burns) of Calgary, Alberta and, upon the issuance of any coal licenses thereunder, such licenses are to be transferred to the Carbon Creek Partnership (“CCP”), an Alberta partnership.

The CGDL’s, totalling approximately 2,600ha, are controlled by Peace River Partnership (“PRP”), an Alberta partnership. Cardero Coal has entered into an option, and made all requisite payments, to acquire a coal lease over the freehold (private) coal resources under the CGDL from PRP.

A contiguous coal tenure application under the Coal Act submitted by Alan A Johnson was processed by the province of BC and converted into four coal licenses (418174, 418175, 418176, and 418177) on June 14, 2012. Cardero Coal had an exclusive option to purchase these licenses (plus any additional coal licenses issued in respect of certain other coal license applications held by Mr. Johnson) on or before January 14, 2013 for $5 million plus 400,000 Common Shares. In January, 2013, the Company entered into an agreement with Mr. Johnson, whereby the four licenses were transferred to a new company owned by Mr. Johnson and the Company now has the option to acquire all of the shares of such company for the same consideration. In addition, such agreement extended the previous exercise deadline of the option for a period of up to an additional three months and modified the required option exercise payment structure. Under the new terms, Cardero Coal has agreed to pay a non-refundable deposit of $1 million on January 14, 2013, with the $4 million balance and 400,000 Common Shares due upon exercise of the option. The Company may extend the deadline for the exercise of the option for up to three additional months (to April 14, 2013) upon payment of an extension fee of $20,000 for each month of the extension. To date, the Company has made the initial $1 million non-refundable deposit and the first and second $20,000 payments to extend the option exercise deadline to March 14, 2013.

Cardero Coal has entered into a joint venture agreement with CCP, in which Cardero Coal will have a 75% net proceeds interest and CCP will have a 25% net proceeds interest. Pursuant to the joint venture agreement, each joint venture partner is contributing its resource in the Carbon Creek deposit. The joint venture, known as the Carbon Creek Joint Venture, will control and operate the Carbon Creek property described above. The joint venture agreement provides that the CCP interest is a carried net profit interest which requires Cardero Coal to fund the exploration, development, construction and operation of the mine. However, CCP will not receive any of its share of the proceeds until Cardero Coal has recovered 100% of its investment including all development monies, exploration expenditures, and capital expenditures as well as the cost of the Johnson coal licences. Following Cardero Coal recovering its investment, CCP is entitled to 25% of the net proceeds of the Carbon Creek Joint Venture. Cardero Coal is the manager of the Carbon Creek Joint Venture.

Cardero completed the acquisition of the balance of the outstanding shares of Cardero Coal through a plan of arrangement that was completed on June 1, 2011.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Carbon Creek property is accessible by improved forest service roads that connect with British Columbia Highway 29 between the towns of Chetwynd and Hudson’s Hope.

The nearest towns to the property are Chetwynd (population 2,500) located 60km southeast of the property and Hudson’s Hope (population 1,200) located 40km east of the property. The nearest city is Fort St. John (population 18,300) located 110km east of property and is connected to the towns of Chetwynd and Hudson’s Hope by Highway 29. The CN Rail line connecting Fort St John and Tumbler Ridge areas with Prince George passes 40km south of the property. The CN Rail line provides direct access to the ports of Vancouver and Ridley Terminals in Prince Rupert, BC.

The area has a continental highland climate featuring short, warm summers averaging 15.3°C (Chetwynd, July) and long, cold winters averaging -10.3°C (Chetwynd, January). Nearby Chetwynd averages 318 millimeters (mm) of rain and 1.69m of snow per year. Year-round mining operations are common in the region and winter conditions do not preclude surface or underground mining activities.

The property is located in the Inner Foothills of the Canadian Rocky Mountains. The regional topography is a belt of hills and low mountains. The highest elevation on the property is slightly over 1,600 meters (m) above sea level.

Carbon Creek flows from south to north through the property and enters the Williston Lake located in the north of the property.

LICENSE
APPLICATION
416894
COAL LICENSE
418176
LICENSE
APPLICATION
416895
LICENSE
APPLICATION
416894
COAL LICENSE
418175
COAL LICENSE
418177
LICENSE
APPLICATION
416900
COAL LICENSE
418174
LICENSE
APPLICATION
416898
LICENSE
APPLICATION
417753
LICENSE
APPLICATION
416899
LICENSE
APPLICATION
416896
LICENSE
APPLICATION
416893
LICENSE
APPLICATION
416897
LICENSE
APPLICATION
416892
LICENSE
APPLICATION
416891
LEGEND
Reserve Area
Crown Granted District Lots
ACCI Area
MTO Grid
Drainage
Waterbody
N
0
1
2
3
Kilometers
DATE: 08/05/2010
FILE:MINING TENURES
SCALE:
1"=2000
NORWEST
CORPORATION

FIGURE 4.2

CARDERO COAL LTD.
CARBON CREEK PROJECT
COAL LICENSE AND
APPLICATION AREAS

Figure 2: Carbon Creek Tenures

History

During the period 1908 to 1951 coal exploration and evaluation at the Carbon Creek property was limited to surface mapping, trenching, and sampling along creek beds. From 1970 to 1981 Trend Exploration Limited conducted an aerial mapping survey and subsequently Utah International (now BHP Billiton) and its subsidiary, Utah Mines Ltd. (“Utah”) completed comprehensive campaigns of exploration, including surface mapping, drilling, trenching, and bulk sampling.

There was a hiatus in coal exploration from the early 1980s to 2010 when Coalhunter Mining Corporation (“Coalhunter”), now called “Cardero Coal Ltd.”, completed an eight-hole validation drilling program. The positive results permitted the Utah drilling data to be used in the estimation of a NI 43-101 compliant resource estimate. Starting in August 2011 Cardero Coal initiated an in-fill drilling, surface mapping and bulk sampling program.

In June 2011, Norwest Corporation (“Norwest”) estimated a mineral resource using historic (pre-2010) and 2010 validation drilling data only. In this report, an estimated total m i n e r a l resource of 114.0 million tonnes (Mt) of Measured and Indicated plus 89.1Mt of Inferred resources were identified from twelve coal seams within license application areas north of Eleven Mile Creek and west of Carbon Creek. This resource report was followed up by a NI 43-101 Preliminary Economic Assessment (PEA) report that was completed by Norwest in December 2011. In this PEA report, 166.7Mt of Measured and Indicated plus 167.1Mt of Inferred mineral resources were estimated within the same area outlined in June 2011 report. The increase in resource tonnes from the previous June 2011 report is mostly attributed to decreases in minimum seam thickness and increase in maximum depth from surface for surface mining. A total of 137Mt from the PEA mineral resource was identified by Norwest as extractable utilizing underground and surface mining methods after the application of mining loss and dilution factors.

Cardero Coal initiated an in-fill drilling, surface mapping and bulk sampling program that was conducted from August to December, 2011. The data generated from the 2011 field program was incorporated into the geologic model which forms the basis of mineral resource and reserve estimates presented in this annual report.

Geologic Setting and Mineralization

The Carbon Creek property lies within the Inner Foothills structural province of western Canada and contains medium volatile bituminous coals of the Gething Formation. The Foothills belt is characterized by folded and faulted Mesozoic sediments that are in transition between the relatively gently-dipping, non-deformed formations of the Alberta Plateau to the east and the highly-deformed Rocky Mountain Trend to the west. The subsequent structural deformation resulted in increased pressures and heat flows that have imparted metallurgical properties to the coal seams.

The Gething Formation consists of dark grey mudstone, siltstone, very-fine to coarse-grained sandstone, carbonaceous mudstone, silty and sandy mudstone, coaly plant debris, minor bentonite, black shale, occasional minor tuffs in the upper part, minor conglomerates and abundant but relatively thin coal seams.

Structural interpretations of the Carbon Creek property portray a doubly-plunging syncline lying between two anticlinal belts that straddle the western and eastern boundaries of the property. The synclinal axis roughly parallels the course of Carbon Creek and plunges gently (less than 5°) to the south-southeast through the main project area. Dips in the central portion of the property are nearly flat, ranging from 0º to 15º, increasing to up to 30º locally along the synclinal flanks in the east and west portions of the property.

For coal deposits, “mineralization” refers to coal development and coal seam stratigraphy. The coals occurring within the Carbon Creek property are thought to occur in the upper to middle sections of the Gething Formation. The coal deposition found on the property is typical of the Gething Formation, consisting of abundant coal seams, some showing favourable metallurgical properties. Although there are numerous seams throughout the property, 27 identified coal seams are developed sufficiently to be considered of economic significance. The average thickness (m) and undiluted raw coal quality for the 27 coal seams is outlined in Table 1.1.

TABLE 1.1 AVERAGE THICKNESS AND UNDILUTED RAW COAL QUALITY OVER RESOURCE AREA

Seam	Average Thickness (m)			Coal Quality (Air Dried Basis)
		Minimum Thickness (m)	Maximum Thickness (m)	Moisture (%)	Ash (%)	Sulphur (%)	Volatile Matter (%)	Fixed Carbon %	Calorific Value Btu/lb	FSI
63	1.72	0.80	2.26	2.4	11.2	0.61	34.4	52.1	12,670	3
60	0.92	0.42	1.50	1.9	11.7	0.73	31.1	55.2	12,710	1½
59	0.88	0.22	2.01	2.3	14.6	0.87	31.9	52.8	12,070	2
58	1.01	0.47	1.80	2.4	15.8	0.82	28.9	52.6	11,890	2
57	0.53	0.14	1.71	1.9	19.0	1.07	31.0	47.9	11,520	2½
56	0.70	0.20	1.60	1.8	17.6	1.08	29.3	51.0	11,940	3½
55	1.55	0.60	2.50	2.4	15.2	0.66	28.3	53.8	12,130	2
54	1.39	0.60	2.22	2.3	5.4	0.79	27.7	66.8	13,720	1½
53	0.71	0.26	0.92	1.5	20.8	1.14	30.4	46.8	10,970	2
52	1.39	0.05	2.44	1.8	15.6	1.59	28.6	54.8	12,160	2½
51A	1.32	0.06	2.87	2.3	6.9	0.75	27.3	63.1	13,500	1½
51	1.44	0.45	3.50	2.2	10.5	0.69	26.7	60.5	12,870	1
48	0.49	0.06	2.29	1.9	18.1	1.24	26.9	57.1	11,820	3½
47	1.21	0.03	3.72	2.3	14.8	0.88	24.5	58.8	12,280	1½
46	1.56	0.14	3.20	2.1	8.2	0.80	26.4	63.0	13,380	2
42	0.66	0.06	2.13	1.8	12.8	0.93	28.0	59.3	12,520	4
40	1.14	0.22	3.02	1.7	14.3	1.12	27.7	55.8	12,500	4½
31	1.59	0.21	4.34	1.3	22.4	1.35	26.2	5065	11,300	6
29	0.87	0.12	2.32	1.3	16.3	1.00	25.8	61.9	12,390	4½
28	0.88	0.19	2.48	1.2	17.8	0.88	26.6	57.9	12,010	4½
27	1.40	0.36	3.31	1.2	14.1	0.64	26.5	61.3	12,730	3½
23	0.87	0.17	2.22	1.5	26.4	0.65	21.1	50.4	10,770	3½
22	1.00	0.09	4.70	1.3	8.9	0.79	25.0	66.6	13,560	3
21	0.89	0.26	2.41	1.0	18.9	0.71	22.3	60.5	12,080	3½
18	0.81	0.18	2.38	0.8	12.2	0.74	24.4	67.6	13,290	5
15	1.96	0.18	3.52	0.9	11.7	0.52	22.4	66.4	13,400	3½
14	1.61	0.16	4.20	0.8	15.1	0.58	21.1	65.0	12,930	3
Avg	1.13	-	-	1.7	14.3	0.92	26.7	58.5	12,480	3

Values shown represent coal without out-of-seam dilution (OSD). Run-of-Mine (ROM) coal, i.e. mixed with OSD, can be beneficiated using size specific density and froth flotation separating processes to improve coal quality. Coking properties such as Free Swelling Index (FSI) and dilation are typically improved as well through beneficiation.

Deposit Types

Based on the available data and existing geological interpretation, Norwest has determined coal mineralization to be of the Moderate geology type.

Exploration and Drilling

The periods and types of coal exploration undertaken on the property are summarised in Table 1.2. The coal exploration methods can be separated into four types: regional mapping and field sampling, aerial surveys, coring and open-hole (rotary) drilling, and bulk sampling. Types by era are summarized below.

TABLE 1.2 EXPLORATION METHODS

Year	Company/ Individual	Drill Holes	Exploration Activity
1908 -1945	Various		Surface mapping, and sampling, trenching
1970	Trend Exploration		Aerial reconnaissance mapping
1971 - 1981	Utah	301	Surface mapping, drilling, 2D seismic program, bulk sampling
2010	Coalhunter	8	Validation drilling (coring)
2011	Cardero Coal	62	Surface mapping and drilling
2011	Cardero Coal	53	Large diameter (6 inch) bulk sample drilling, 11 seams intersected

Most drilling was vertically oriented, targeting coal seams that were usually dipping between 5° and 20° from horizontal. A 2D seismic program completed in 1975 focused on the mapping of surficial glacial till nearby Nine Mile Creek. Approximately half of the holes drilled on the property were sampled core holes. The rotary holes were completed for the purposes of coal seam correlations and mapping depth of surface weathering or glacial till. The field recording of drill hole depth intervals were later reconciled with the aid of geophysical logs. Eleven angled drill holes were completed by Cardero Coal in 2011 for the purposes of obtaining oriented core samples for detailed geotechnical logging and analyses. Bulk sampling was completed in 1976 by Utah from surface audits and by Cardero Coal in 2011 from vertically oriented large diameter (LD) drill cores.

Cardero Coal conducted a multi-rig exploration program during 2012, targeted at expanding the measured plus indicated resource base and further defining potentially mineable areas within the previously defined resource areas. Results of this exploration will be incorporated into the geologic model which will be updated for the Feasibility Study.

Sample Preparation, Analysis and Security

The sample data used in this study is restricted to analyses of slim core samples and bulk samples and excludes pre-1971 surface-derived samples.

Field sampling, handling and transport of drill core samples by Coalhunter and Cardero Coal were observed to be in accordance with industry best practice. Norwest believes that Utah used similar methods in their drill core sampling program in the 1970s and 1980s. The Utah samples predominantly went to coal laboratories in United States whereas the Coalhunter and Cardero Coal samples were sent to certified coal laboratories in both the United States and Canada.

The drill core samples were subject to a standard suite of raw proximate coal analyses that included FSI. The bulk samples were subject to more detailed analyses specifically targeted for the evaluation of the coal’s washability characteristics and metallurgical properties. The coal seams that are believed to have sufficient bulk sample analyses for detailed washability and metallurgical characterization are discussed in the Processing Section of the Carbon Creek Report. Bulk sample analyses for remaining seams are either currently outstanding or are considered low tonnage seams. Metallurgical potential for these seams is limited to evaluation of raw proximate coal quality and FSI.

Data Verification

Norwest personnel were directly involved in the field sampling and management of Coalhunter and Cardero Coal drilling programs and the relevant Qualified Persons (QPs) conducted site inspections during these exploration campaigns. The Coalhunter twin hole verification drilling program was able to replicate results of the earlier Utah drilling program from the 1970s.

Mineral Processing and Metallurgical Testing

Projected Coal Handling and Preparation Plant Design

ROM coal will be conveyed or trucked to the central coal handling and coal preparation plant (CHPP & CPP), depending on the mining location of each particular seam. The ROM coal will be stored in multiple dome-covered stockpiles with aggregate capacity of about 350,000t with live reclaim systems. The reclaimed ROM coal is fed to the coal preparation plant and will be screened. Oversize ROM will be fed to a rotary breaker rotary breaker which will destone and size the coal.

The CPP will be single-module operation rated to accept a nominal 1200 tonnes per hour (tph) of raw feed. The CPP will feature parallel, size-specific processes. The plant is intended to be robust in design with ease of maintenance as well as purpose built for northern British Columbia winters. Target coal throughput is projected to be 7.2Mtpa at a 68% operating efficiency (yield).

A heavy media bath circuit will wash the 150mm x 10mm stream, followed with a clean coal crusher, after wetting, to reduce the top size to pass 50mm or other market specification. This was chosen to avoid the need for a thermal dryer.

Parallel to the heavy media bath will be three additional processes. A large-diameter heavy media cyclone will wash the 10mm x 1mm stream along with reflux classifiers for the 1mm x 0.25mm and two-stage froth flotation for the minus 0.25mm streams. The latter will employ column flotation for the minus 45 micron range of material; this can be bypassed when processing lower value thermal coals.

Each sub-product stream will employ high performance mechanical dewatering centrifuges specific to each particle size group. Pressure filtration will be used on the minus 45 micron material. With the available washability data, total product moisture values for each seam are projected to be below 8% by weight.

The washed coal will be conveyed to a series of three domed stockpiles depending on product type. Emergency overflow stockpiling systems will also be available. Product coal will be conveyed to the barge loader on Williston Lake.

Sampling and Testing

An exploration program was conducted by Cardero Coal. This program included a select number of large diameter (150mm) cores for the purpose of obtaining representative washability and carbonization data. Only one drill-core per seam was obtained. At the time of the Carbon Creek Report Seams 14 and 15 were being drilled but no laboratory results were available.

Norwest developed a washability study testing protocol to ensure consistent laboratory reporting results. The washability testing program featured a comprehensive attrition regimen prior to conducting any float-sink and flotation testing. Such pretreatment procedures help ensure consistency as well as improving washability prediction results.

Seam Characterization

Samples of each of the major seams collected in the bulk large diameter (LD) core drilling program were assembled as simulated seam product (SSP). These SSPs are small bulk clean coal products resulting from analyses of the washability results. Each seam SSP was analyzed for caking and plasticity, petrographics, and in some cases, carbonization tests. As noted above, primary data for Seams 14 and 15 are not yet available; reporting of these data was derived from secondary sources.

The mined coal from Carbon Creek will likely fall into two main logical groups: medium volatile (mid-vol) and high volatile (high-vol) bituminous coals.

Most of the mid-vol coals seams, i.e. the lower seams 14, 15, 27, 31 and 40, will be marketed as hard coking coals (HCC). While Seam 40 is currently included in this group, the most recent analytical, petrographic and carbonization results indicate this may be a semi-soft coking coal. However, previous Utah washability data from 1976 indicates that Seam 40 is a “black and white” coal with a potential product ash of 6% (ad) and is dissimilar from the current primary data.

These inconsistencies indicate a possible seam correlation error. To resolve this issue, petrographic fingerprint comparisons with other drill cores into Seam 40 are planned. The salient clean coal quality data based on the laboratory results for Seams 14 through 40 are listed in Table 1.3.

The remaining seams above Seam 40 are targeted as semi-soft or pulverized coal injection (PCI) coals. Of particular note are Seams 46 and 47. These mid-vol coals are low ash and may be suitable candidates for a PCI market. The key quality characteristics based on laboratory results of these upper seams can be found in Table 1.4.

TABLE 1.3 HARD COKING COAL QUALITY CHARACTERISTICS FROM SSP

		Seam
Parameter	Basis	40	31	27	15	14
Proximate analysis
Moisture	ad	0.8%	1.1%	0.7%	1.0%	1.0%
Ash	ad	8.5%	5.0%	6.1%	3.1%	5.4%
Volatile matter	ad	31.3%	27.2%	26.4%	25.6%	23.0%
Volatile matter	dmmf	35.0%	29.1%	28.6%	26.9%	24.8%
Fixed carbon	ad	59.5%	66.8%	66.8%	70.3%	70.6%
Sulphur	ad	1.3%	0.7%	0.8%	0.9%	0.8%
Phosphorus	ad	0.05%	0.04%	0.10%	0.06%	0.13%
Hardness index (HGI)		~55	~60	~68	~69	~71
Caking and Plasticity Tests
CSN/FSI - Lab Results		7	6	5 1/2	4 1/2	5 1/2
CSN/FSI - Process Simulated		6 1/2	5 1/2	5 1/2	5 1/2	5 1/2
CSN/FSI - Process Simulation adjusted					7	7
Gieseler Plastometer Test
Max fluidity	ddpm	21	6	5	1.9	3
Dilatometer Test (Ruhr)
Max contraction	%	20%	22%	22%	23%	22%
Max dilation	%	18%	-12%	-	-	-

Petrographic analysis
Vitrinite reflectance
mean maximum, Romax	%	0.94%	1.04%	1.16%	-	-
V-types
V-8		21%	1%
V-9		67%	18%
V-10		12%	65%	12%	1%
V-11			16%	70%	11%	10%
V-12				18%	87%	77%
V-13					1%	10%
V-14						3%
Composition Balance Index		0.38	0.85	0.83	1.63	1.83
Base – Acid Ratio of Ash		0.16	0.18	0.05	0.35	0.14
Carbonization
Petrographic Prediction
DI 30/15 (JIS)		86.2%	93.8%	94.2%
Stability (ASTM)		31.0%	54.0%	61.0%
Coke Tests
CSR		42.3%	53.3%	64.1%
CRI		36.6%	34.0%	26.3%
ASTM Coke Tumbler Test
Stability					48.0%	54.0%
Hardness					63.0%	54.0%

Notes:	(1)	A particular seam typically only contains 3 main V-types, with the centre one comprising the majority type for that seam, which is highlighted in yellow in the table.
	(2)	Petrographic analysis had yet to be performed on seams 14 and 15

TABLE 1.4 SEMI-SOFT COKING / PCI COAL CHARACTERISTICS

		Seam
Parameter	Basis	58B	58A	55	54	52	51A	51	47	46
Proximate analysis
Moisture	ad	1.5%	1.1%	1.2%	0.9%	1.3%	1.0%	1.5%	1.0%	0.9%
Ash	ad	6.0%	4.5%	4.6%	2.9%	6.7%	3.0%	5.8%	5.0%	2.5%
Volatile matter	ad	30.9%	31.3%	30.6%	29.1%	31.8%	29.2%	30.2%	25.5%	26.5%
Volatile matter	dmmf	33.7%	33.5%	32.8%	30.5%	35.1%	30.6%	32.9%	27.4%	27.6%
Fixed carbon	ad	61.6%	63.2%	63.6%	67.2%	60.2%	66.8%	62.5%	68.5%	70.1%
Sulphur	ad	0.8%	0.9%	0.7%	0.8%	1.3%	0.7%	0.8%	1.2%	0.8%
Phosphorus	ad	0.05%	0.01%	0.09%	0.02%	0.04%	0.02%	0.03%	0.02%	0.01%
Hardness index (HGI)		~48	~52	~48	~47	~50	~52	~52	~52	~52
Caking and Plasticity Tests

CSN/FSI - Lab Results		3	3	2 1/2	2	3 1/2	2	2 1/2	2	2 1/2
CSN/FSI - Process Simulated		3	3 1/2	2 1/2	2 1/2	3 1/2	3 1/2	3	2 1/2	3
Gieseler
Plastometer Test
Max fluidity	ddpm	1.9	0.6	1.7	1.5	2.5	1	1.5	0.7	0.5
Dilatometer Test (Ruhr)
Max contraction	%	27%	13%	25%	26%	28%	17%	3%	5%	15%
Max dilation	%	-	-	-	-	-	-	-	-	-
Petrographic analysis
Vitrinite reflectance
mean maximum, Romax	%	0.90%	0.89%	0.94%	0.96%	0.89%	0.91%	0.95%	1.01%	0.99%
V-types	%
V-7			6%			10%	2%
V-8%		47%	49%	20%	14%	48%	45%	21%	9%	14%
V-9%		46%	41%	69%	55%	40%	48%	61%	41%	41%
V-10%		7%	4%	11%	31%	2%	5%	18%	34%	33%
V-11%									16%	12%
V-12
Composition Balance Index	%	0.62	0.57	0.7	1.28	0.71	1.17	0.93	1.67	1.35
Base – Acid Ratio of Ash		0.06	0.27	0.07	0.06	0.33	0.07	0.63	0.12	0.14
Carbonization
Petrographic Prediction
DI 30/15 (JIS)		89.6%	86.2%	91.4%	91.7%	89.6%	90.4%	92.6%	89.6%	92.0%
Stability (ASTM)		38.0%	31.0%	43.0%	44.0%	38.0%	40.0%	47.0%	38.0%	45.0%
Coke Tests
CSR										1.1%
CRI										60.8%

Notes:	(1)	A particular seam typically only contains 3-4 main V-types, with the centre one(s) comprising the majority type for that seam, which is highlighted in yellow in the table.

Projected Product Quality

Norwest applied the Carbon Creek washability data collected from the LD cores and other historical sources to its Limn flowsheet simulation software to develop the process design for the CPP and plausible product quality. The target product ash contents were determined by maintaining heavy media densities within practical and industry norms. Most of the coal seams, with the exception of Seam 40, display excellent separation characteristics.

Table 1.5 lists the projected product qualities for the hard coking coal seams.

TABLE 1.5 HARD COKING COAL TARGET PRODUCT QUALITY

Seam	Inherent Moisture	Surface Moisture	Total Moisture	Ash (ar)	Ash (ad)	Sulphur (ad)	FSI
14	1.0	6.8	7.7	5.5	6.0	0.72	6-7
15	1.0	5.9	6.8	4.6	5.0	0.84	6-7
27	0.7	5.7	6.4	5.6	6.0	0.77	6-7
31	1.1	5.9	7.1	5.6	6.0	0.67	6-7
40	0.8	6.4	7.1	7.9	8.5	1.24	6-7

Table 1.6 lists the projected product qualities for the candidate PCI, semi-soft coking and/or thermal coal seams.

TABLE 1.6 CANDIDATE PCI, SEMI-SOFT COKING & THERMAL COAL TARGET PRODUCT QUALITIES

Seam	Inherent Moisture	Surface Moisture	Total Moisture	Ash (ar)	Ash (ad)	Sulphur (ad)	FSI
46	1.3	5.6	6.8	2.3	2.5	0.81	3
47	1.0	6.0	6.9	4.7	5.0	1.18	2½
51	1.5	5.3	6.7	5.6	6.0	0.81	3
51a	1.0	4.9	5.9	2.8	3.0	0.71	3½
52	1.3	5.0	6.2	5.6	6.0	1.28	3½
54	0.9	4.7	5.6	2.8	3.0	0.81	2½
55	1.2	4.1	5.3	4.3	4.5	0.68	2½
58a	1.1	5.7	6.7	4.7	5.0	0.91	3½
58b	1.5	4.7	6.1	5.2	5.5	0.83	3

Mineral Resource Estimate – Coal Resources

A resource estimation of the Carbon Creek property was completed in accordance with the procedures and criteria of Geological Survey of Canada (GSC) Paper 88-21 as required by NI 43-101. The coal resources were reported from a MineSight™ software generated 3D block model. Numeric seam identifiers, ore volumes and resource limiting criteria were coded into the 3D block model from gridded surface files representing the extent of the surface and underground coal resource in accordance with GSC Paper 88-21 guidelines and within the Cardero Coa l license application areas. The mineral resource estimates for surface and underground moderate geology-type coal reported from the current Carbon Creek geologic model are outlined in Table 1.7. The resource statement is current as of September 20, 2012.

Carbon Creek has an estimated 468Mt of in-place coal resources in the measured and indicated categories plus 232Mt in the inferred category. Table 1.7 breaks these resources into surface and underground tonnes.

Cautionary note to U.S. investors concerning estimates of inferred, measured and indicated resources. This section uses the terms “inferred resources”, “measured resources” and “indicated resources.” The Company advise U.S. investors that these terms are not recognized by the SEC. The estimation of measured resources and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted into reserves. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that estimates of inferred resources exist, are economically minable, or will be upgraded into measured or indicated resources.

TABLE 1.7 CLASSIFICATION OF RESOURCE – CARBON CREEK PROPERTY – SEPTEMBER 20, 2012

Deposit Type	ASTM Coal Rank	Measured (Mt)	Indicated (Mt)	Inferred (Mt)
Surface	mvB	197	31	32
Underground	mvB	143	97	199
Total	mvB	468		232

The current resource estimate represents a substantial increase in coal resource tonnes from the Norwest’s PEA estimates (2011). The increase is due to inclusion of additional drill hole data in the resource calculations that was previously not available to Norwest. This data was used to identify an additional 14 seams of economic potential and provided sufficient spatial coverage for the expansion of the resource area to the east of the Carbon Creek and south of Eleven Mile Creek.

Mineral Reserve Estimates

Based on the geological model developed by Norwest a general mining layout was prepared for surface, highwall and underground mining areas. Applying mining parameters, as discussed in Section 16 of the Carbon Creek Report and economic analysis as discussed in Section 22 of the Carbon Creek Report, a coal reserve tonnage estimate was developed for each mining method as shown in Table 1.8.

TABLE 1.8 COAL RESERVES THROUGH YEAR 20 – SEPTEMBER 20, 2012

Mining Method	ROM Tonnes (millions)	Saleable Tonnes (millions)
Surface	56	38
Highwall	14	7
Underground	52	33
Combined Total	121	78

The accuracy of resource and reserve estimates is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. Given the data available at the time the Carbon Creek Report was prepared, the estimates presented herein are considered reasonable. However, they should be accepted with the understanding that additional data and analysis available subsequent to the date of the estimates may necessitate revision. These revisions may be material. There is no guarantee that all or any part of the estimated resources will be recoverable. Mineral resources are not mineral reserves and there is no assurance that any of the additional mineral resources in this report that are not already classified as reserves will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company has no known reserves under SEC Industry Guide 7 standards.

Mining Methods

The nature of the geology of the Carbon Creek Project lends itself to employing several mining methods to maximize the recovery of the resource and the resultant project economics. The proposed mining methods include underground room and pillar mining with continuous miners, surface contour and area mining using hydraulic excavators and trucks and highwall mining. After a short ramp up period, all mining methods will be employed concurrently throughout the 20 year mine plan.

Surface mining is projected to occur in two areas designated as the Northern Surface Mine and the Central Surface Mine. The Northern Surface Mine is adjacent to Seven Mile Creek on the north side of the Carbon Creek property. The Central Surface Mine is just north of Nine Mile Creek. The underground mining operations are projected to have two sets of portals approximately three kilometres north of Seven Mile Creek and three sets of portals approximately two kilometres south of Seven Mile Creek. Highwall mining is anticipated to occur throughout the surface mining areas along the outcrops of the various seams after contour mining has taken place.

Surface contour mining is projected to begin first in 2014 simultaneously in the North and Central areas which will allow areas for highwall and underground mining to be developed. Surface contour mining in anticipated to continue throughout the Life-of-Mine (LOM). Surface area mining is projected to commence in 2016 in both the North and Central areas of the mine and i s also projected to continue for the LOM. Highwall mining is also anticipated to commence in 2016 in both areas of the mine. Underground mining is projected to commence in 2016 in the North area of the lease with one continuous miner (CM) unit operating and ramping up to a projected six CM units by 2019.

ROM production from the Northern Surface Mine, including highwall mining, is anticipated to range from 1.1Mtpa to 1.8Mtpa and is anticipated to average 1.4Mtpa over the mine life. The ROM strip ratio is projected to average 12 to 1. Overburden is expected to be removed using two 22m3 class excavators and eight 173t class haul trucks operating on a seven day, 20 hour per day schedule. One highwall mining unit is anticipated to operate producing a pro je ct ed 450,000tpa. Clean coal production is expected to be hard coking coal except for a small amount of thermal coal produced from the oxidized zone along the crop lines. Clean coal production is anticipated to range from 0.6 to 1.3Mtpa and is anticipated to average 0.9Mtpa over the LOM.

ROM production from the Central Surface Mine, including highwall mining, is projected to range from 1.4Mtpa to 3.8 Mtpa and is anticipated to average 2.3Mtpa over the LOM. The ROM strip ratio is projected to average 7 to 1. Overburden is expected to be removed using two 22 cubic meter (m3) class excavators and eight 173 tonne class haul trucks operating on a seven day, 20 hour per day schedule. One highwall mining unit is anticipated to operate producing a projected 450,000 tonnes per year. Clean coal production is expected to be semi-soft coking coal except for a small amount of thermal coal produced from the oxidized zone along the crop lines. Clean coal production is anticipated to range from 0.8 to 3.0Mtpa and i s a n t i c i p a t e d t o average 1.5Mtpa over the LOM.

Production from the underground mine operations is projected from five separate seams. ROM production varies with coal thickness and seam gradient. Underground mining operations are planned to be conducted to a minimum coal seam thickness of 1.2m. Underground mining is anticipated to initiate with Seam 15 in 2016 and is anticipated to expand with Seam 14 in 2018 via separate sets of portals for each seam. The portal locations for Seam 15 and Seam 14 are approximately three kilometres north of Seven Mile Creek. Production is projected to start with one CM unit in 2016 and is anticipated to ramp up to six CM units by 2019. As mining reserves in Seam 15 and Seam 14 are expected to deplete beginning in 2025, CM units are re-located south to the three sets of portals for seams 31, 27 and 40. Provisions for reduced productivity due to the initial low experience levels of the underground mine workforce has been included in the estimated project economics for the first three years of underground mining operations. ROM production, subsequent to the three year ramp up, is anticipated to range between 2.6Mtpa to 3.3Mtpa and is anticipated to average 3.0Mtpa. Clean coal saleable product from the underground mining operations is expected to be hard coking coal and is projected to range from 1.6Mtpa to 2.1Mtpa with an anticipated average saleable production rate of 1.9Mtpa.

Projected ROM and clean coal production by area and mining type is summarized in Table 1.9 below.

TABLE 1.9 LIFE-OF-MINE PRODUCTION BY AREA AND MINING TYPE

	ROM Tonnes (millions)	Saleable Tonnes (millions)
Northern Surface Mine
Area Mining	17	11
Contour Mining	5	3
Highwall Mining	5	3
Total Northern Surface Mine	27	17
Central Surface Mine
Area Mining	27	19
Contour Mining	8	5
Highwall Mining	8	4
Total Central Surface Mine	43	28
Underground Mines	51	33
Combined Total	121	78

Projected Project Infrastructure

Coal from the underground mine portals in the north and south of the property will be delivered to the coal processing plant, located at Carbon Inlet, by overland conveyors to two hard coking coal ROM storage domes, each with a capacity of 90 kilotons (Kt). Each of the streams will be fed into a rotary breaker for destoning prior to delivery to the ROM storage domes. Semi soft / PCI ROM from the Northern and Central surface mines as well as the contour mining operations will be trucked to the truck tip, and will be fed into either the single thermal or two semi soft/PCI coal ROM storage domes (capacities of 25Kt and 70Kt respectively), after destoning in a rotary breaker. Provision has been made for emergency ROM stockpile areas in addition to the storage domes.

Following beneficiation, the respective clean coal products will be fed into hard coking, semi soft/PCI and thermal storage domes of 80Kt, 50Kt and 2Kt respectively (or emergency stockpiles) prior to loading onto barges. Product logistics will be controlled from the plant site to ensure that clean coal is fed directly onto trains at Mackenzie without the need for domes or stockpiles at the rail loop.

The administration block, mine dry, maintenance shop and warehouses will be located adjacent to the plant site at Carbon Inlet. Each of the underground mine portals will be serviced by satellite warehouses and personnel facilities.

Power for the mining operation will be fed via a BC Hydro line from the electricity supply facility at the WAC Bennett Dam. Distribution on the mine site will be via a main substation located at the plant site, and further distribution through appropriately located substations at each of the mining operations. Maximum power demand will range from 8 megawatt (MW) at the commencement of the mine to approximately 43MW at full production.

Water for the operation will be sourced from Williston Lake. However, maximum use will be made of water captured from dirty water runoff drains and plant recycle water.

Access to the mine site will be via the Johnson Creek Forestry Service Road which will be upgraded to accommodate the anticipated high volume of personnel transport and material delivery vehicles.

Market Studies and Contracts

Market Study

An independent market analysis was prepared. A summary of the results and conclusions from that market analysis is noted below.

Based on washability testing of coals from the Carbon Creek property, three products have been identified for sale onto the seaborne coal market:

  Carbon Creek HCC, comprising the Lower Seams (Seams 14-40).

  Carbon Creek high volatile metallurgical coal (HV Metcoal), comprising the Upper Seams (Seams 46-63), which would be suitable either as a semi-soft coking coal (SSCC), or for injection into the blast furnace as a PCI.

  Carbon Creek thermal coal, comprising oxidized or partially oxidized coal.

The quality characteristics of the three Carbon Creek products were compared to a series of benchmark coals traded internationally, to arrive at appropriate pricelines for each of the three products:

  Carbon Creek HCC is evaluated at a US$10/t discount to the generally reported coking coal Headline Pricing.

  Carbon Creek HV Metcoal is benchmarked on the basis of both the semi-soft and the PCI coals. As a High Vol PCI coal, the price is taken as 85% of the price of the prime Low Volatile PCI coals; as a High Vol SSCC, it is benchmarked at a US$8/t discount off the price of the major semi-soft coals.

  Carbon Creek Thermal is compared with New South Wales (NSW) thermal coals contracted to the Japanese Power Utilities (JPU); based on heat value differentials, Carbon Creek Thermal is priced at a 12% premium to the NSW thermal coals.

The recent coking coal settlement for the October – December 2012 quarter represents the lowest price since the onset of the quarterly price regime. Only a gradual improvement is expected over the next 12 months as the production cutbacks announced by Australian and U.S. majors start to take effect, and assuming a modest recovery in demand flowing from the stimulus package announced by the Chinese government.

A series of analysts’ price forecasts were combined with an independent price outlook to arrive at the following long term projected price scenarios for the Carbon Creek products:

TABLE 1.10 LONG TERM PRICE FORECAST

Carbon Creek Coals – Long Term Price Forecast
(US$ per tonne)	Low Case	Base Case	High Case
Hard Coking Coal	165	200	217
High Vol Metcoal	113	137	148
Thermal Coal	96	115	119

Contracts

Cardero Coal has entered into a contract with Ridley Terminals (“RTI”) which provides port capacity for Cardero Coal for a portion of the projected coal sold from the Carbon Creek Property. The agreement has a 15 year term from January 1, 2014 to December 31, 2028, with provision to extend the term by three years to December 31, 2031. Contract volume is set at 500,000tpa through 2014, increasing to 900,000tpa in 2015. The agreement with RTI allowed the port authority an option to wait before committing to the contracted tonnage. This commitment has subsequently been provided to Cardero Coal by RTI.

Environmental Studies, Permitting, and Social or Community Impact

Safety and Health

Cardero Coal commits to the application, fostering and continual development of a safety culture for all employees, consultants and contractors, the tracking and reporting of health and safety performance measures and progress towards the development of corporate and operation-specific Health and Safety Management System, to be established throughout mine development and operations, consistent with the OHSAS 18001 standard. The H&S policy has been applied to all field activities undertaken during the 3-year exploration drilling program, and elements of a more comprehensive and widely-applied corporate H&S program have, and continue to, evolve, as the Project expands in scope.

Environment, Permitting & Sustainable Development

Cardero Coal will develop corporate and operation-specific Environmental Management Systems throughout proposed mine development and operations, consistent with the ISO 14001 standard; and apply the appropriate standards of environmental performance consistent with Mining Association of British Columbia Environmental Principles and the Mining Association of Canada’s Toward Sustainable Mining elements.

Production at the proposed Carbon Creek Metallurgical Coal Mine is anticipated to exceed 250,000tpa and will therefore be regulated under the BC Environmental Assessment Act (BCEAA). Additionally, large resource projects are subject to regulation by several provincial regulatory programs including those administered by the Ministry of Energy and Mines (MEM), and the Ministry of Environment (MOE). Depending on the type of operation and potential impacts on natural resources or infrastructure, coordination with the federal agency responsible for completing Environmental Assessments (EA) – specifically, the Canadian Environmental Assessment Agency (CEAA) under the Canadian Environmental Assessment Act - will also likely be required. If the project fails to qualify for exemption under the new Designated Project Regulations there may be requirements for permitting by one or more of the federal agencies. Applicable federal statutes that may trigger the need for permits include: the Fisheries Act (Fisheries and Oceans Canada (DFO)) the Migratory Birds Act, the Navigable Waters Protection Act and the Explosives Act (Natural Resources Canada). The BCEAA and CEAA processes were initiated with the submission and acceptance of a Project Description. This process will ultimately conclude with the issuance of an Environmental Assessment Certificate (EAC) that will allow the project to move forward to obtain permits from other regulatory agencies as set out below.

The key component of the Carbon Creek EA process is the collection of environmental baseline data within the Carbon Creek Project area, as required by the pre-application EA process. Programs initiated to-date include:

  Fisheries and wildlife monitoring
  Long-term water and sediment quality sampling and analysis
  Long-term monitoring programs for baseline climate, air/noise, and hydrology
  Hydrogeological studies
  Socioeconomic studies
  Paleontological and archaeological studies (an Archaeological Overview Assessment (AOA) has been completed; an Archaeological Impact Assessment (AIA) is now in progress).

The Carbon Creek Project Description has been completed and accepted (i.e., a Section 10 Order was issued by EAO on May 9, 2012), and a first draft Application Information Requirements (AIR) for an EAC application was submitted on July 5, 2012. Completion of the AIR - subsequent to further review by a technical Working Group and public consultation - is anticipated by Q4 of 2012, followed by the submission of an effects assessment report (Q1 2013), and submission of the final EAC Application by June 2013.

Cardero Coal is placing special emphasis on the evaluation of a number of potential environmental effects, based on several criteria (e.g., similar issues in the same geographical area, other coal mines, etc.), specifically:

  Potential ecological effects of selenium, sulphate and nitrate on aquatic biota
  Effects of mining activities on local bull trout (a blue-listed species) populations
  Metal leaching/acid rock drainage potential from ore
  Human health impacts of coal dust
  Archaeological concerns
  Habitat displacement impacts on large ungulates.

As part of the EA, a closure and reclamation plan will be developed, in order to assure the long-term sustainability of the property. Moreover, when Carbon Creek begins active operations, an Environmental Management Plan (EMP) will be developed as the mine is constructed and begins to operate. In addition to completing the EA process, other permits must be obtained. While the EA process may allow for ‘concurrent’ processing of approvals with the EA, this does not occur until later in the EA process. Some of the key permits include:

  Mines Act permit (MEM) - to include details of mining and reclamation plans, as well as provisions for environmental protection. The permit will also require posting of appropriate financial securities to cover reclamation and closure costs.

  Environmental Management Act for waste water discharges combined with the Waste Management Act, (MOE; Environmental Protection Division). Air quality impacts and associated approvals are regulated under the Environmental Management Act and the corresponding Waste Discharge Regulations. A permit issued under the Environmental Management Act incorporates enforceable standards that apply to the coal mining industry.

  Water Act (MOE; Water Stewardship Division) - water license approval to divert and use surface water will allow the license holder to divert water for the project.

  Fisheries Act (S. 37) (DFO) - based upon the use of a transportation route within Williston Lake, and potential impact to fish habitat in the Lake and tributaries of Williston Lake including Carbon Creek, a federal permit under the Act could be required for the project. The need for this permit would trigger federal involvement in the EA process.

The certification and permitting schedule, which will encompass most of the project permits required, is anticipated to be as follows:

Environmental Assessment Certificate (EAC)
Submission of EA report/application to the EAO and CEAA	June 2013
Review by EAO and CEAA	June 2013– May 2014
Decision from Minister of Environment	June 2014

Permitting
Submission of applications for construction-phase permits
and associated permits	June 2013
Submission of applications for operational and closure-phase

permits and associated mine and effluent permits	December 2013
Construction-phase permit issuance	February 2014
Operational-phase permits issuance	August 2014

Community and Stakeholder Consultation

Cardero Coal will establish mutually-beneficial relationships with the communities in which it operates; maintain knowledge of, and sensitivity to, the needs of neighbouring communities and local cultures, in particular, First Nations; consult with communities to develop a process to manage communications, activities and address local concerns; and, apply a local preference hiring policy.

In conjunction with other EA activities, Cardero Coal has undertaken extensive consultation and engagement with provincial and federal government representatives, First Nations and local community stakeholders. Consultations with local and regional First Nations (FN) groups are required as part of the EA process. The level of consultation will vary depending upon whether the lands are within, or have any impacts on, traditional territories identified under Treaty 8 (or other FN groups), or if the project is outside of these lands and covered under Aboriginal Rights and Title requirements. Successful FN consultation provides the groundwork for obtaining a social license for the project to operate. Therefore, consultation with FNs similar to those discussions with other stakeholders will be required.

Capital and Operating Costs

Capital

Assumptions regarding capital expenditures are detailed in Section 21 of the Carbon Creek Report. Capital required to bring the project to full production are estimated to total US$475M and include coal handling, coal preparation, train loadout facilities, surface facilities, site access and power, and mine development and contingency. Capital requirements to first production are estimated to total US$217M. All major surface and underground mining equipment is assumed to be leased with varying terms for underground and surface mining equipment. The total value of the mining equipment being leased is anticipated to be US$180M. Annual lease payments at full production are estimated to total US$27M and US$19M for surface equipment and underground equipment respectively for the duration of the respective five and three year terms. All equipment is assumed to be purchased at the end of the lease term for the stated residual value. Replacement equipment is assumed to be leased under the same terms.

Total capital excluding leased equipment is anticipated to be US$839M over the LOM. Lease payments for mining equipment are estimated to total US$338M over the LOM.

Manpower

Projected manpower requirements to operate and maintain the surface and underground mines and coal processing plant are shown in Table 1.11.

TABLE 1.11 MANPOWER REQUIREMENTS –
SURFACE MINE AND UNDERGROUND MINE AT STEADY STATE

Area	Hourly Workers	Management	Totals
Mine Management and Administration	0	41	41
Surface Mine	244	36	280
Underground Mine	397	91	488
Prep Plant	58	9	67
Totals	699	177	876

Operating Costs

Operating costs have been estimated for the surface, highwall and underground mines based on required equipment hours, labour hours and materials and supplies and estimated contract rates as applicable to each mining method. These costs are shown in Table 1.12 on a unit basis for each mine and the CHPP.

TABLE 1.12       CASH OPERATING COSTS

Cost Area	US$/Clean tonne
Surface Mining – Northern Area	75
Surface Mining – Central Area	48
Highwall Mining	42
Underground Mining	69
Average Direct Mining Costs (Including equipment lease payments)	61
Indirect Costs	13
Total Cash Costs	74

Economic Analysis

Norwest prepared an economic model in US$ that captures direct costs, including labour, equipment, materials, production taxes and royalties. Indirect costs including corporate overhead, mineral tax and property tax were added to the model along with depreciation of purchased equipment and facilities. A cash flow calculation was prepared on an after tax basis using an average FOB price of US$174 per saleable tonne and an average clean coal production of 4.1Mtpa. Clean coal production is anticipated to increase from 0.75Mtpa to 3.5Mtpa over the first five years of production and then anticipated to average 4.4Mtpa, ranging from 2.7Mt to 5.2Mt, for the remaining mine life of 15 years.

Pre-production cash outflows are anticipated to total US$243M over the estimated two year initial development and construction period. It is anticipated that production begins in Q4 2014 with coal being sold in 2015. Construction is anticipated to continue through 2015 with an estimated additional cash outflow of US$210M for an estimated total of US$453M through complete development and construction. Cash flow is anticipated to be positive beginning in 2016 and payback is projected to occur approximately 7 years after the initial cash outflow. After payback and providing for the net profits interest, cash flow is anticipated to average US$145M per year for an estimated total net cash flow of US$2.1B over the LOM for Cardero Coal’s 75% interest.

The internal rate of return (IRR) for Cardero Coal’s 75% interest in the Carbon Creek Joint Venture is anticipated to be approximately 24%. Net present values (NPV) at 8%, 10% and 12% are shown in the Table 1.13.

TABLE 1.13 NPV RESULTS CARDERO COAL’S 75% INTEREST (US$M)

Interest Rate	8%	10%	12%
NPV	US$633	US$466	US$338

The internal rate of return for the entire property is anticipated to be approximately 27%. Net present values at 8%, 10% and 12% are shown in Table 1.14.

TABLE 1.14 NPV RESULTS 100% INTEREST (US$M)

Interest Rate	8%	10%	12%
NPV	US$878	US$658	US$492

Sensitivity Analysis

Sensitivity of the economics regarding coal sales price, direct mining costs capital expenditures and equipment leasing were evaluated. The results are summarized in Table 1.15.

TABLE 1.15 SENSITIVITY ANALYSIS (US$M)

	IRR	NPV at 8%	NPV at 10%	NPV at 12%
Base Case Pricing	24%	US$633	US$466	US$338
High Case Pricing	27%	US$819	US$616	US$462
Low Case Pricing	13%	US$192	US$99	US$31
10% Increase in Direct Mining Costs	22%	US$551	US$397	US$281
10% Increase in Capital Costs	22%	US$605	US$438	US$312
Buy vs Lease Equipment	22%	US$620	US$447	US$315

Table 1.16 summarizes the key results of the Carbon Creek Report.

TABLE 1.16 CARBON CREEK PROJECT KEY PARAMETERS

Resource Measured & Indicated	Mt	468
Resource Inferred	Mt	232
Underground Reserve Tonnes	Mt	51
Mean Plant Recovery	%	64%
Underground Clean Coal Tonnes	Mt	33
Surface Mineable Tonnes	Mt	70
Mean Plant Recovery	%	65%
Surface Clean Coal Tonnes	Mt	45
Total Clean Coal Tonnes Produced	Mt	78
Surface Mining Minimum Seam Thickness	M	0.6
Surface Mining Average Strip Ratio – Northern Surface Mine	Ratio	12:1
Surface Mining Average Strip Ratio – Central Surface Mine	Ratio	7:1
Underground Mining Minimum Seam Thickness	M	1.2
Underground Mining Overall Extraction	%	53
Full Production Rate Clean Coal per Year (2016-2034)	Mt/yr	4.1
Capital Costs to First Production – (With Equipment Leasing)	US$M	US$217
Capital Costs to Full Development	US$M	US$475
Sustaining Capital LOM	US$M	US$364
Value of Leased Equipment	US$M	US$180
Northern Surface Mine OPEX ROM Basis	US$/t	51
Central Surface Mine OPEX ROM Basis	US$/t	33
Highwall Mining OPEX ROM Basis	US$/t	17
Underground Mine OPEX ROM Basis	US$/t	44
Northern Surface Mine OPEX Clean Coal Basis	US$/t	75
Central Surface Mine OPEX Clean Coal Basis	US$/t	48
Highwall Mining OPEX Clean Coal Basis	US$/t	42
Underground Mine OPEX Clean Coal Basis	US$/t	69
Processing OPEX	US$/t	4
Average direct mine costs (incl. equipment lease) Clean Coal Basis	US$/t	61
Haul, Rail & Port Costs	US$/t	37
FOB Cost	US$/T	98
FOB Price Long-Term Base Case	US$/t	174
Gross Revenue LOM	US$M	13,620
Operating Costs LOM	US$M	9,001
Pre-Tax Operating Cash Flow LOM	US$M	4,619
Post-Tax NPV 8 (75% Basis)	US$M	633
Internal Rate of Return (75% Basis)%		24
Post-Tax NPV 8 (100% Basis)	US$M	878
Internal Rate of Return (100% Basis)%		27
Total Undiscounted Post-Tax Cash Flow (75% Basis)	US$M	2,133

Significant Factors and Risks

The exploration and future mining operation does not utilize unique technologies that might be subject to challenge by third parties. However, the project will need to work its way through the EA process, as well as other permitting processes. FN consultation is a critical element of the project development that requires a great deal of commitment, so that consensus among parties is reached to support the long-term sustainability of the project. Based upon information provided by Cardero Coal, engagement has been initiated to obtain FN support for early project activities (i.e., exploration program). This engagement continues. FN members are employed in the ongoing exploration program, and there is a plan to involve FN members in environmental monitoring and other future activities. Also, hiring and training miners, particularly underground miners, will be challenging given the tight labour market in the region. Environmental considerations will need to be comprehensively addressed during the EA process; water quality is likely to be a focus of study. Additionally, direct and indirect impacts to wildlife populations will be an important issue addressed during the EA process. None of these issues appear to represent insurmountable hurdles, and given a pro-active approach with good process management, the project should be able to advance beyond this PFS to the Feasibility stage of investigation.

Interpretation and Conclusions

Conclusions

Based on the results of the PFS, Norwest has reached the following conclusions:

  There are sufficient mineable tonnes of various grades of metallurgical and thermal coal in the Carbon Creek resource area to produce approximately 4.1Mtpa saleable coal for a 20 year period.
  No fatal flaws have been identified at this stage of project development.
  Pre-production capital costs, estimated at US$217M will be required to bring this project into production. Additional capital estimated at a total of US$475M will be required to bring the project to full production. Sustaining capital of US$364M is estimated to be required over the remaining life of the mine.
  Operating costs per tonne of clean coal are anticipated to average US$74.
  At the base p r o j e c t e d price scenario for the various products averaging U S $174, this Project is anticipated to generate positive cash flows and achieve an IRR on investment of 24%.

Recommendations

Development Drilling

The results of the 2012 drilling program should be included in the geological database and a new geological model produced for the Feasibility Study.

Mine Planning Refinement

Additional refinement of the geologic model along with a detailed mine plan is recommended and will yield a revised and more accurate recoverable reserve base. This work should be completed at the Feasibility level of project evaluation. Optimum production plans and methods should be analyzed. One example for further study is to examine the applicability of underground longwall mining rather than room and pillar mining.

CHPP Design and Construction

Prior to proceeding with the project for detailed design and construction, Norwest recommends that additional studies be performed to better characterize the coals to ensure proper equipment design. The best available information and best practices were implemented in the design of the system, although additional information will supplement the database for final design.

Additional studies and recommended data include:

  Washability study with large diameter cores collected during 2012 field program.
  Further metallurgical characterization of main seams and potential blends.
  Materials characteristics tests for the projected refuse materials.

  Environmental loads including temperature ranges, wind load, and expected snow and rain precipitation are being collected and when the results are available they should be used for additional detailed design.

Geotechnical Studies

Geotechnical sampling and detailed core logging have been conducted in the 2011 drilling program and continued with the 2012 drilling program. The data is being used to develop a current rock mechanics database. This data should be used to further refine the mine plans for both surface and underground mines.

A full investigation of the foundation material around the plant and surface facilities area as well as the waste impoundment area is required. Anecdotal information was used in this design study using best practices and information from similar projects in the area, although site construction will require further studies. Detailed geotechnical data was collected as part of the 2012 field program.

Water Supply – Hydrology

Additional work on the property should include well completions and pump tests for defining groundwater characteristics and establishing monitor wells for baseline permitting data.

A water recovery and aquifer study will be required prior to project implementation. For this study, it was assumed that a sufficient supply will be available.

This PFS includes general assumptions with regard to surface water management plans and structures. A surface water management plan will need to be developed using site specific data relative to precipitation, ground water interception from mining, mine plans, surrounding topography and drainages.

Carbon Creek – Proposed Work

During the fiscal year ending October 31, 2013, the Company proposes, subject to obtaining the required financing, to continue to work on the Feasibility Study for Carbon Creek, including undertaking a large diameter and geotechnical drilling program and coal quality testing. In addition, the Company will continue to seek to negotiate agreements with respect to the required infrastructure for development and mining at Carbon Creek, including transportation, loading facilities, power, as well as continuing with negotiations with applicable First Nations regarding impact benefit agreements. The Company will also continue the work required to move forward through the environmental assessment process.

Sheini Hills Iron Ore Project, Ghana

Information in this annual report regarding Sheini is based on information provided by the Technical Report dated January 14, 2013, effective January 14, 2013, entitled “Mineral Resource Estimate for the Sheini Hills Iron Project, Ghana” prepared by SRK Consulting (UK) Limited (the “Sheini Report”).

Location

The Sheini Hills Iron Project is located in the Zabzugu-Tatale District in the Northern Region of the Republic of Ghana. The project area is situated in the eastern part of the Northern Region, close to the border with Togo and approximately 400 km north of Accra. Tamale, Ghana’s second largest city, with a population of approximately 360,000, lies 170 km west of the project area. Access to site from Tamale is by a paved road as far as Yendi and then by a series of all-weather roads. The terrane of the Sheini project area is characterized by a series of steep ridges surrounded by slightly undulating, semi-open savannah woodland.

Property Description and Ownership

The project area consists of three contiguous prospecting licences, which define a cumulative licence area of 397.5 km2. The prospecting licences were issued to and are held by Emmaland Resources Ltd (“Emmaland”). Cardero Ghana has entered into three separate joint ventures with Emmaland (effective as of 12 December 2011) to explore and, if warranted, develop the lands subject to the prospecting licences.

Data Quality

As part of its work, SRK Consulting (UK) Limited verified that the data provided by Cardero Ghana is sufficiently robust for use in deriving a Mineral Resource Estimate. This included viewing drillholes at the core shed in order to check the quality of logging, along with cross-checking assay certificates against the database. Cardero Ghana has conducted what is considered to be industry best practice in relation to the QAQC checks and has developed a systematic process in which duplicates, blank material, and standard reference materials are inserted into the sample stream at regular intervals.

Figure 3: Sheini Hills Project Location

Geology and Mineralization

Iron mineralization at Sheini occurs as primary Ironstone (banded and granular types with local hardcap development) and as Detrital iron deposits (located on plains, peripheral to the Ironstone deposits). Primary iron mineralization identified at Sheini, being classed as a “Rapitan-type iron formation”, predominantly comprises bladed hematite with lesser iron hydroxides (goethite and limonite) confined to interbedded banded iron formation and granular iron formation at the base of the Late Precambrian – Early Phanerozoic Buem Formation. The Ironstone package and adjacent footwall and hanging wall lithologies have been subjected to ductile deformation resulting in a series of broadly N-S trending asymmetric inclined fold structures, offset by a series of NNE-SSW trending, and later E-W to ENE-WSW trending, brittle faults. The iron mineralization is sedimentary in origin, and extends to a total of approximately 8.6 km along strike, up to 1.2 km across strike and to depths of up to 300 m from surface.

Geological Model

Geological modelling was conducted in 3D Geomodeller software, using logged Ironstone (which groups together both banded and granular iron formation) as an explicit control on model geometry. Fresh Ironstone was modelled within three spatially distinct domains – north zone (zone 100), central zone (zone 200) and south zone (zone 300), all of which lie within the Sheini Central licence. Geological mapping, sectional interpretations (by both Cardero Ghana and SRK geologists) and both downhole and surface structural measurements were used to help model the geometry of the orebody between drillholes on and between sections.

In addition to primary Ironstone mineralization, re-deposited Detrital material forms extensive flat-lying platforms adjacent to N-S trending ridges throughout the project area. Detrital wireframes were generated in Leapfrog Mining software. Surficial weathered Ironstone or Hardcap wireframes were generated in CAE Datamine Studio 3 software and based on logging in Cardero Ghana’s lithological drillhole log.

Figure 5 shows the modelled Ironstone and Detritals.

LEGEND
2011 Licenses
Local Roads
Powerline
Villages
Resource Pit
WGS 84, Zone 31N
10km
Tatale
Zabzugu
Sheini North
1 025 000 mN
Kandin
Sheini
Camp 1
Camp 2
Sheini
1 000 000 mN
Kubalem
Sheini South
975 000 mN
200 000 mE
225 000 mE
GHANA
TOGO
N
BOLGATANGA
GHANA
YENDI
TAMALE
KUMASI
ACCRA
TEMA
TAKORADI

Figure 4: Sheini Hills Project Tenure

N
W
E
S
100
200
300
Plunge +36, Azimuth 325
0
500
1000
1500
2000

Figure 5: Oblique view (36° towards 325°) of the Detrital wireframes (blue) with Ironstone domains 100-300 (pink) overlain on the topography survey.

Mineral Resource Estimate

A 4 m composite file was used in a geostatistical study (variography and Quantitative Kriging Neighbourhood Analysis – “QKNA”) that enabled Ordinary Kriging (“OK”) to be used as the main interpolation method. Due to the current structural interpretation of the Sheini Hills Iron Project, which incorporates a series of asymmetric fold structures, SRK adopted the ‘Unfold’ technique to enable the drillhole file to be converted into a flat plane, with the aim of improving on the quality of the geostatistical results. Unfolding was not considered necessary for the Detrital and Hardcap domains. The results of the variography and the QKNA were utilized to determine the most appropriate search parameters.

The interpolated block model was validated through visual checks and a comparison of the mean input composite and output model grades. SRK is confident that the interpolated block grades are a reasonable reflection of the available sample data on both global and local scales.

Mineral Resource Statement

The Mineral Resource Statement generated by SRK has been restricted to all classified material falling within the Whittle shell representing the optimisation parameters outlined above and above a cut-off grade of 15% Fe. This represents the material which SRK considers has reasonable prospect for eventual economic extraction potential based on the Whittle optimisation analysis. Table 1.17 shows the resulting Mineral Resource Statement for Sheini Hills.

Mineral Resources were estimated in conformity with generally accepted CIM Estimation of Mineral Resource and Mineral Reserve Best Practices Guidelines. It has an effective date of January 7, 2013. The Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. The Mineral Resources discussed herein may be affected by subsequent assessments of mining, environmental, processing, permitting, taxation, socio-economic, political and other factors. There is insufficient information available to assess the extent of which the Mineral Resources may be affected by these factors.

In total, and including the Ironstone, Detrital material and Hardcap, SRK has reported an Inferred Mineral Resource of 1.3 billion tonnes (Bt), with mean grades of 33.8% Fe, 6.0% Al2O3, 37.3% SiO2 and 0.27% P. The resource statement has reported above a cut-off grade of 15% Fe and within an optimized pit shell. The optimized pit used to constrain this estimate has a strip ratio of 0.93 (waste tonnes : ore tonnes).

Cautionary note to U.S. investors concerning estimates of inferred resources. This section uses the term “inferred resources.” The Company advises U.S. investors that this term is not recognized by the SEC. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that estimates of inferred resources exist, are economically minable, or will be upgraded into measured or indicated resources. The Company has no known reserves under SEC Industry Guide 7 standards.

Table 1.17: Mineral Resource Statement for the Sheini Hills Iron Ore Project Reported above a 15% Fe cut-off and within an optimized pit shell

Zone	Resource Category	Tonnes (Mt)	Fe %	Al2 O3%	SiO2%	P %
Ironstone Sheini Central - North	Inferred	349.2	37.6	4.4	34.3	0.26
Ironstone Sheini Central - Centre	Inferred	111.1	34.6	5.2	38.0	0.28
Ironstone Sheini Central - South	Inferred	581.0	33.9	5.4	37.2	0.36
Ironstone Hardcap	Inferred	4.1	36.5	8.5	32.3	0.09
Ironstone Total	Inferred	1,045	35.2	5.1	36.3	0.32
Detritals	Inferred	266.9	28.2	9.5	41.1	0.09
TOTAL	Inferred	1,312	33.8	6.0	37.3	0.27

Notes:
(1) Mineral Resources which are not Mineral Reserves have no demonstrated economic viability
(2) The effective date of the Mineral Resource is January 7,2013
(3) The Mineral Resource Estimate for the Sheini deposit was constrained within lithological solids and within a Lerchs-Grossman optimized pit shell defined by the following assumptions; pig iron flow sheet; metal price of USD400/t; slope angles of 53º in the Ironstone and Detrital material; a mining recovery of 95.0%; a mining dilution of 5.0%; a base case mining cost of USD2.50/t; process operating costs of USD2.50/t ore USD4.50/t ore in the Ironstone and Detrital respectively; Ironstone processing recovery of 100%; Detrital processing recovery of 25%; reductant costs of USD0.58/t%Fe and other concentrate costs of USD33.33/t; smelting costs were separated into power and other costs and were estimated at USD27.50/t and USD51.00/t, respectively; 90% assumed product grade

(4) Mineral Resources for the Sheini Hills deposit have been classified according to the “CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines (December 2005)” by an independent Qualified Person (as defined in NI 43-101) employed by SRK.

Metallurgical Testwork

SRK has initiated and reviewed a certain amount of metallurgical testwork on samples collected from the deposit so as to determine whether or not the material has potential to be used to produce a saleable product and so enable it to report the above Mineral Resource Estimate.

Mineralogical investigations conducted as part of the SRK supervised testwork programme indicate the presence of haematite and quartz as the dominant mineral species in the Ironstone unit. Scanning Electron Microscopy (“SEM”) analysis indicated that the haematite is present as very fine plate-like particles, with a face diameter of the order of 5-10 µm, cemented in a silicate matrix.

As a consequence of the very fine haematite grain size, no significant upgrading was able to be achieved by conventional separation processes including gravity separation at coarser sizes together with magnetic separation at finer sizes. Additional testwork including flotation (both “direct” for haematite recovery, and “reverse” for silica rejection) and selective flocculation did not suggest any potential for significant separation and upgrading.

In parallel with the SRK supervised programme, CMTL has conducted some metallurgical testwork at its in-house facility. The first test result reported to SRK was a smelting test using CMTL’s in-house smelting technology. This test was conducted on a sample of Ironstone with a head grade of 37% Fe. The smelting test resulted in the production of a pig iron product of reasonable quality, although the P content was high. The economic analysis provided by CMTL for the smelting test suggested that the process would generate a positive operating margin; the magnitude of which would be enhanced if the smelting process was fed with material of a higher grade than the global run of mine ore.

Subsequent testwork results provided to SRK consisted of a “magnetising roast” test conducted on the Ironstone sample. The principle behind this process is to convert the haematite to magnetite by roasting the ore under reducing conditions, and then to separate the magnetite by conventional Low Intensity Magnetic Separation (“LIMS”). This testwork resulted in the upgrading of the roasted material from 37% Fe to just under 50% Fe, with a corresponding reduction in silica content.

In summary, the Ironstone does not respond to conventional separation processes due to the fine, and finely disseminated, nature of the haematite mineralization, although the Detrital material does show some potential for conventional processing. Given the very fine liberation size of the haematite, even if a high degree of liberation can be achieved, such as by converting the haematite to magnetite, most physical separation processes are very inefficient and non-selective at such a fine liberation size. While direct smelting is a potential option from a technical viewpoint, any upgrading that could be achieved prior to smelting would improve the economics of the smelting process.

SRK’s conclusions, based on the above, are that while there is potential for the mineralization identified to be used to generate a saleable product, this will not be via a conventional flow sheet and further testwork will be required to prove this.

Conclusions and Recommendations

The primary aim of the Sheini Report was to generate a Mineral Resource Estimate for the Sheini Hills iron asset owned by Cardero Ghana using all available and valid data.

It is the opinion of SRK that the quantity and quality of available data is sufficient to generate Inferred resources and that the Mineral Resource Statement has been classified in accordance with the Guidelines of NI 43-101 and accompanying documents 43-101.F1 and 43-101.CP. It has an effective date of January 7, 2013.

In total, and including the Ironstone, Detrital material and Hardcap, SRK has reported an Inferred Mineral Resource of 1.3 Bt, with mean grades of 33.8% Fe, 6.0% Al2O3, 37.3% SiO2 and 0.27% P. The resource statement has reported above a cut-off grade of 15% Fe and within an optimized pit shell. The optimized pit used to constrain this estimate has a strip ratio of 0.93 (waste tonnes:ore tonnes).

The Mineral Resource Statement generated by SRK has been restricted to all classified material falling within the Whittle shell representing a metal price of USD400/t following the assumption that the raw, unbeneficiated Ironstone is smelted together with beneficiated Detrital material to produce a high phosphorous pig iron product, this being the flow sheet most supported by the metallurgical testwork completed to date. This represents the material which SRK considers has reasonable prospect for eventual economic extraction.

SRK recommends to Cardero Ghana that it makes additional metallurgical testwork its priority to confirm the technical viability of one of the process routes being studied and the nature of the products that will be produced. Furthermore, and with the benefit of future metallurgical data, SRK recommends that Cardero Ghana then undertakes a Preliminary Economic Assessment (PEA) to determine the potential economics of the project, inclusive of a market study to ensure that the envisaged product meets market requirements, prior to undertaking any additional resource definition drilling.

SRK recommends the following work programme be undertaken:

Phase I: Additional metallurgical test work in order to finalize the processing flowsheet. Product specification will be a critical factor in determining the future direction of the project, whether it is production of a commercially saleable concentrate or hot metal/pig iron products.

Phase II: On completion of the metallurgical test work, a PEA is recommended to assess the economics of the project.

Phase III: Contingent on positive PEA results, additional drilling will be required to test multiple targets to the south (18,000 m drilling over 24 km strike length) and extensive drilling will be required to move Inferred Mineral Resources to the Indicated and Measured categories.

Phase I detailed metallurgical work will be completed during Quarter 1, 2013. Cardero Ghana has allocated a budget of CAD 300,000 to complete this work which SRK deems appropriate. Several samples are currently being shipped from Ghana to CMTL.

Detrital samples from four reverse circulation samples will be combined into one 220 kg sample. Ironstone samples will comprise three separate metallurgical tests.

A series of tests will be run on metallurgical samples each following the basic principles of the magnetizing roast flow sheet. Conditions in each stage of the flow sheet will be varied to determine the optimal combination. Coarse grind size will be tested at 4.0 mm, 2.0 mm and 0.25 mm. Magnetising roast will be varied according to two temperatures (900°C or 1100°C) and various rotary hearth furnace residence times.

Grade and recovery will be analysed to determine the optimal concentrate which will be used as feedstock for bench-scale box-furnace melt tests, to simulate the pig iron that could be produced in an electric arc furnace.

SRK considers the planned testwork appropriate.

Sheini – Proposed Work

During the fiscal year ending October 31, 2013, the Company proposes, subject to raising the necessary financing, to carry out the recommended metallurgical testing. Depending upon the results obtained, the Company will assess the appropriate next steps with respect to the project, which may include joint venturing or selling its interest.

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company is in the business of acquiring, exploring and evaluating interests in mineral properties. The Company’s current property interests are held for the purposes of exploration for precious and base metals. The following discussion explains the variations in the key components of the Company’s year over year operating results and should be read in conjunction with the Company’s audited consolidated financial statements and the related notes thereto, which are prepared in accordance with IFRS as issued by the IASB. Yearly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options.

The Company has adopted IFRS on November 1, 2011 with a transition date of November 1, 2010. Under IFRS 1 First time adoption of International Financial Reporting Standards (“IFRS 1”), the IFRS standards are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under GAAP taken to deficit, with IFRS 1 providing for certain optional and mandatory exemptions to this principle.

Below are the adjustments necessary for the IFRS transition taken at the transition date:

(a)	Share-based payment transactions

IFRS 1 allows that full retrospective application may be avoided for certain share-based instruments depending on the grant date, vesting terms and settlement of any real liabilities. A first-time adopter can elect to not apply IFRS 2 to share-based payments granted after November 7, 2002 that vested before the later of (i) the date of transition to IFRS and (ii) January 1, 2005. The Company has elected this exemption and will apply IFRS 2 to only unvested stock options as at the transition date of November 1, 2010.

(b)	Estimates

The estimates previously made by the Company under pre-changeover Canadian GAAP were not revised for the application of IFRS except where necessary to reflect any difference in accounting policy or where there was objective evidence that those estimates were in error. As a result the Company has not used hindsight to revise estimates.

(c)	Business combination

IFRS 1 allows that a first-time adopter may elect not to apply IFRS 3 Business Combinations (IFRS 3) retrospectively to business combinations prior to the date of transition, avoiding the requirement to restate prior business combinations. The Company has elected to only apply IFRS 3 to business combinations that occur on or after November 1, 2010.

(d)	Fair value as deemed cost

The Company may elect among two options when measuring the value of its assets under IFRS. It may elect, on an asset by asset basis, to use either historical cost as measured under retrospective application of IFRS or fair value of an asset at the opening balance sheet date. The Company has elected to use historical cost for its assets.

5.A          Operating Results

Year ended October 31, 2012 compared to year ended October 31, 2011

During the year ended October 31, 2012, the Company incurred a net loss of $11,594,099 (2011 - a net loss of $25,148,877).

The Company’s general and administrative costs were $12,267,892 (2011 - $12,993,141), and reviews of the major items are as follows:

  Consulting fees of $1,071,977 (2011 - $1,324,798) includes $106,937 (2011 - $15,135) of share-based payments. The decrease was due to some consultants hired in the comparative period who were no longer retained in the current period due to a slow-down of activities in the South American subsidiaries;

  Corporate development of $368,112 (2011 - $606,239), decreased due to less active corporate development activities in the current year;

  Depreciation increased to $349,544 (2011 - $244,935), primarily due to the increased depreciation of the metallurgy lab, the camp facility in Ghana, the acquisition of Cardero Coal, and the relocation of the Vancouver office in April 2011;

  Investor relations of $429,302 (2011 - $650,779) includes $204,222 (2011 - $294,066) of share-based payments. The remaining decrease is due to less active activities due to slow down of the equity market in the current year;

  Office costs of $970,157 (2011 - $736,844), increased primarily due to increased activities in Cardero Coal and the Ghana office;

  Professional fees of $1,806,456 (2011 - $977,197), increased due to share-based payments of $179,305 (2011 - $Nil) and legal fees paid for the advice on corporate structuring and in Ghana;

  Property evaluations of $603,819 (2011 - $3,610,508), decreased primarily due to the exploration costs of $3,041,310 on Sheini incurred prior to the Company officially obtained the property licenses from the local government in the comparative year;

  Regulatory and transfer agent fees increased to $237,972 (2011 - $221,064), primarily as a result of increased filing requirements due to the private placement completed on November 29, 2011;

  Salaries and benefits of $5,419,163 (2011 - $4,286,210), increased due to the share-based payments of $2,859,996 (2011 - $992,734), and an increase in personnel due to the acquisition of Cardero Coal; and

  Travel expenses of $769,827 (2011 - $225,639), as a result of increased activities in Cardero Coal and the subsidiary in Ghana.

Other items showed an income of $1,760,569 in the current year versus a loss of $7,737,814 in the comparable period of 2011. Due to their nature, these transactions relate to events that do not necessarily generate comparable effects on the Company’s operating results. Significant areas of change include:

  Other income of $40,143 (2011 - $Nil) from providing metallurgical testing services;

  Interest income of $149,434, of which $123,367 was from the repayment of the Trevali Mining Corporation (“Trevali”) loan versus an interest income of $1,659,273, of which $516,096 was from the repayment of the Trevali loan in the comparative period;

  Realized gain of $9,486,396 from the sale of International Tower Hill Mines Ltd. (“ITH”) (3,053,933 shares), Trevali (15,308,953 shares), and Corvus Gold Inc. (“Corvus”) (1,655,711 shares) common shares, compared to a realized gain of $14,245,612 from the sale of ITH (1,537,290 shares), Trevali (790,000 shares), and Corvus (225,000 shares) common shares in the comparative period;

  The unrealized loss on warrants of Trevali and Abzu Gold Ltd. (“Abzu”) in the current year of $754,917 versus unrealized loss on warrants of Trevali, Abzu and Kria Resources Ltd. (“Kria”) of $3,252,256 in the comparative period;

  Gain on the loan settlement with Trevali in the amount of $1,368,953 (2011 - $Nil);

  Gain on the reclassification of investments in Abzu from equity investments to resource related investments of $Nil (2011 - $3,019,523);

  Due to substantial decline in the fair value of available-for-sale investments in Abzu, Wealth, Indico Resources Ltd. (“Indico”), and Dorato Resources Inc. (“Dorato”) common shares, the Company recorded impairment losses of $3,687,101 (2011 - $11,335,318). These changes are due to market fluctuations which are entirely outside of the Company’s control;

  The Company recognized an impairment loss of $1,112,726 from amounts dues from related parties Wealth and Dorato. The Company assessed that they are unlikely collectable in the foreseeable future. (2011 - $Nil);

  The Company wrote off $3,554,667 in exploration and evaluation assets in the current year versus $12,206,614 in prior year; and

  The Company recognized loss on equity investments of $Nil (2011 - $793,194) since Cardero Coal is now wholly-owned by the Company (2011 - 45.5% ownership interest) and the Company owns only 15.6% of Abzu’s issued and outstanding common shares (2011 - 16.66%).

5.B          Liquidity and Capital Resources

The Company has no revenue generating operations from which it can internally generate funds. To date, the Company’s ongoing operations have been predominantly financed by the sale of its equity securities by way of private placements and the subsequent exercise of share purchase warrants and broker options issued in connection with such private placements. However, the exercise of warrants/options is dependent primarily on the market price and overall market liquidity of the Company’s securities at or near the expiry date of such warrants/options (over which the Company has no control) and therefore there can be no guarantee that any existing warrants/options will be exercised. Over the past fiscal year, the Company has also successfully generated operating funds through the sale of certain of its resource related investments, some of which have significantly increased in value since their acquisition. However, such returns are subject to fluctuations in the market for the shares of the companies in which the Company has invested, and therefore there can be no assurance that the Company will continue to be able to generate significant additional funds through the liquidation of its investments. In addition, the Company can raise funds through the sale of interests in its exploration and evaluation assets (as, for example, with the sale of the Pampa de Pongo project, which raised $88,372,433 net of costs in the 2010 fiscal year).

The Company expects that it will operate at a loss for the foreseeable future, notwithstanding the income recognized from the sale of resource based investments. The Company currently has no funding commitments or arrangements for additional financing at this time (other than the proposed loan from Sprott Resource Lending Partnership (“Sprott”) – noted below – or the potential exercise of outstanding options or warrants or the sale of some or all of its investments) and there is no assurance that the Company will be able to obtain additional financing on acceptable terms, if at all. There is significant uncertainty that the Company will be able to secure any additional financing required for the development of any of its exploration and evaluation assets, or to develop any advanced properties that it may acquire. The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise. Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes. The ability of the Company to carry out its planned activities, including the balance of the 2013 work program at Carbon Creek, the preparation of a feasibility study for Carbon Creek and ongoing activities at Sheini, as well as the ability to meet upcoming option payments in respect of Carbon Creek and Sheini, is dependent upon the Company securing additional sources of equity or debt financing. Although the Company has negotiated a loan facility with Sprott Resource Lending Partnership (see below) and is currently in discussions with a number of entities regarding potential additional debt and/or equity financings, no agreements have yet been reached and there can be no assurance that any arrangements for debt and/or equity financing transactions will be successfully concluded. Failure to conclude and complete any such arrangements within a reasonable timeframe could result in the Company having to severely curtail its operations and lead to the loss of its interests in its current mineral properties. The Company’s losses and negative cash flows from operations and accumulated deficit at October 31, 2012 raise substantial doubt about its ability to continue as a going concern. If the Company is unable to obtain sufficient funding, its business prospects, financial condition and results of operations will be materially and adversely affected and the Company may be unable to continue as a going concern.

On October 22, 2012 the Company executed a term sheet for up to $11,000,000 non-revolving reducing term loan credit facility agreement with Sprott Resource Lending Partnership (“Sprott”). It is expected the facility will be for the actual principal amount of up to $7,700,000 (due to the reduction in the gross proceeds to be raised under certain private placements by the Company, see below) at an interest rate of 12 per cent per annum, compounded and payable monthly, and due and payable in full on or before the first anniversary of the closing of the loan financing. Provided that the loan is in good standing and that Sprott is satisfied with the value of the security, the repayment of the loan may be extended for an additional year for a cash fee of 3% of the outstanding amount if the loan balance is $4,772,727 or more or 2% if less. In consideration of the facility, the Company will, on closing, pay to Sprott a bonus payment equal to 3% of the actual loan amount, such payment to be satisfied by the issuance of Common Shares at a deemed price of $0.45 per share. A structuring fee in the amount of $110,000 has also been paid to Sprott. As security for the loan, Sprott will be granted a first charge over the Company’s shares of Cardero Coal. In addition, the loan will be guaranteed by Cardero Coal, which will pledge all of its interest in Carbon Creek and related assets to secure such guarantee. The Company needs to raise a minimum of $7,000,000 under certain private placements noted below in order to trigger the Sprott loan credit facility. Proceeds of the Sprott loan are required to be applied to (a) exercise the option to acquire the 4 coal licenses held by Alan Johnson ($4,000,000) and (b) as to the balance, to continue the development and advancement of Carbon Creek. Closing of the facility is subject to the satisfactory completion of due diligence by Sprott, the settlement and execution of formal documentation by all parties, including certain third parties (currently underway), the acceptance for filing by the TSE and approval of the NYSE MKT with respect to the issuance of the bonus shares, and the completion of the private placements noted below. The Company is unable to predict the potential closing date for the Sprott loan, and there can be no certainty that the Sprott loan will, in fact, be closed.

On December 19, 2012, the Company closed the first tranche of a proposed offering of up to 22,500,000 Common Shares originally priced at $0.55 per share and intended to raise gross proceeds of up to $12,375,000 (the “Offering”). Due to market conditions, the Offering was subsequently re-priced to $0.45 per share, and the first tranche closing resulted in the Company issuing 7,966,794 Common Shares to raise gross proceeds of $3,585,057.30. In connection with this first tranche closing, the Company paid cash finder’s fees of $51,067.50 and issued 114,000 finder’s warrants, with each finder’s warrant exercisable to purchase one Common Share at a price of $0.50 until December 19, 2013. On February 8, 2013 the Company closed the second and final tranche of the Offering. The Company issued 2,472,222 shares to raise gross proceeds of $1,112,500. In connection with this second closing, the Company paid cash finder’s fees of $55,626 and issued 123,610 finder’s warrants, with each finder’s warrant exercisable to purchase one common share at a price of $0.50 until February 8, 2014.

On December 28, 2012, the Company closed a non-brokered private placement of flow-through common shares (the “FT Offering”). The Company issued 6,000,800 flow-through common shares at a price of $0.50 per share to raise gross proceeds of $3,000,400. The Company paid aggregate finder’s fees of $175,824.00 in cash plus 351,648 finder’s warrants. Each finder’s warrant is exercisable to purchase one non-flow-through common share at $0.55 per share until December 28, 2013.

As at October 31, 2012, the Company reported cash and cash equivalents of $2,142,499 compared to $5,985,634 at October 31, 2011. The change in cash and cash equivalents over the period is comprised of funds used by investing activities of $3,483,026 and $8,450,198 from operations, and $8,085,482 provided by financing activities due to proceeds from shares issued. As at October 31, 2012, the Company had working capital of $82,287 compared to working capital of $13,556,780 at October 31, 2011.

The Company has no exposure to any asset-backed commercial paper. Other than cash held by its subsidiaries for their immediate operating needs in the United States, Mexico, Argentina and Ghana, all of the Company’s cash reserves are on deposit with major financial institutions or invested in Government of Canada Treasury Bills or Banker’s Acceptances issued by major Canadian chartered banks. The Company does not believe that the credit, liquidity or market risks with respect thereto have increased as a result of the current market conditions. However, in order to achieve greater security for the preservation of its capital, the Company has, of necessity, been required to accept lower rates of interest which has also lowered its potential interest income.

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

5.D          Trend Information

As a junior mineral exploration company, the Company is subject to, and is affected by, not only general economic trends which impact the economy in general and affect the demand for, and hence the price and supply of, the minerals for which it is exploring and consequently the attractiveness of the Common Shares as an investment, but also competing land use policies which may restrict the availability of open areas for mineral exploration activities. However, there are no specific trends, uncertainties, demands, commitments or events known to the Company that are likely to have a material effect on the Company’s business in a manner different from that of the mining industry in general and the junior natural resource exploration sector in particular.

5.E          Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

5.F          Tabular Disclosure of Contractual Obligations

The following table discloses the Company’s contractual obligations for committed operating lease obligations as of October 31, 2012. The Company does not have any long-term debt or loan obligations as at October 31, 2012. Under the terms of certain option agreements and mineral property leases, the Company is required to make certain scheduled acquisition payments, incur certain levels of expenditures, and make lease and/or advance royalty payments in order to maintain and preserve the Company’s interests in the related mineral properties. If the Company is unable or unwilling to make any such payments or incur such expenditures, the Company would lose or forfeit its rights to acquire or hold the related mineral properties. However, such payments are optional, and the Company can choose not to make such payments.

Contractual Obligations	Payments Due by Period(1)
	Total	Less than 1 Year (Prior to October 31, 2013)	1-3 Years (November 1, 2013 to October 31, 2016)	3-5 Years (November 1, 2016 to October 31, 2019)	More than 5 Years (November 1, 2019 to October 31, 2022)
Operating Lease Obligations	$4,308,942	$411,127	$1,666,293	$1,496,972	$734,550
Total	$4,308,942	$411,127	$1,666,293	$1,496,972	$734,550

(1) Assumes CAD and USD at par.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A          Directors and Senior Management

The names, positions or offices held with Cardero, and principal occupation over the last five years of the Directors and senior management of Cardero are as follows:

Name	Position	Period of Service as Director or Executive Officer(1)
Michael Hunter(4)	President, Chief Executive Officer and Director	President since June 1, 2011; Chief Executive Officer since November 9, 2011; Director since September 13, 2012
Hendrik Van Alphen	Managing Director	Director since April 19, 1999
Leonard Harris(2)(3)(4)(5)	Director	Since February 25, 2000
Stephan A. Fitch(2)(3)(4)(5)	Director	Since May 31, 2006
Paul Matysek(3)	Director	Since September 13, 2012

Name	Position	Period of Service as Director or Executive Officer(1)
Ryan Dunfield(2)(5)	Director	Since September 13, 2012
Lawrence W. Talbot	Vice-President and General Counsel	Since July 1, 2006
Blaine Bailey, CGA	Chief Financial Officer	Since November 9, 2011
Keith Henderson, EurGeol	Executive Vice President	Since March 1, 2007
Angus Christie	Chief Operating Officer	Since June 1, 2012
Glenn Hoffman	Chief Executive Officer and President of Cardero Iron Ore Company Ltd.	Since August 23, 2007

(1)	All directorships expire at the next annual general meeting of the shareholders of Cardero. All officers hold office at the pleasure of the Board of Directors.
(2)	Denotes member of the Audit Committee.
(3)	Denotes member of the Compensation Committee.
(4)	Denotes member of the Sustainable Development Committee.
(5)	Denotes member of the Corporate Governance and Nominating Committee.

Michael Hunter (President, Chief Executive Officer and Director) – Mr. Hunter has more than 25 years’ experience in the coal mining sector, which includes pit operations, plant operations and coal quality analysis. He has previously founded two successful coal companies; one of which, First Coal Corporation, was purchased by Xstrata for $137M in July, 2011, and has played a leading role in assisting Canadian coal companies to raise in excess of $100 million. In 2008, Mr. Hunter founded Coalhunter Mining Corporation (“CMC”) where he was instrumental in securing the rights to the Carbon Creek coal asset; which led to the Company acquiring CMC. Mr. Hunter’s operational experience includes working for many years at the Luscar Sterco mine in Alberta and subsequently at Teck’s Bullmoose mine in BC where he was involved in plant and pit operations, respectively. Following his employment at Bullmoose, he worked on the buy side for Canadian Dehua Trading Corporation where he developed an extensive network in China and then became active in assembling land positions and exploration activities for coal companies with an interest in Northeastern BC.

Hendrik Van Alphen (Managing Director) – Mr. Van Alphen has been in the mining business for over 27 years, first as an exploration drilling contractor, then as President of Pacific Rim Mining Corp. Mr. Van Alphen laid the foundation for Pacific Rim becoming a successful South American-based resource company. He was also instrumental in the Company’s entrance into South America. He has been a director of the Company since 1999, was the Chief Executive Officer of the Company from May 14, 2001 to November 9, 2011 and President of the Company from April 10, 2000 to June 1, 2011. He is presently the President and Chief Executive Officer and a director of Wealth Minerals Ltd. and a director of Ethos Capital Corp. and Balmoral Resources Ltd., all companies listed on the TSX Venture Exchange.

Leonard Harris (Director) – Mr. Harris is a professional engineer with a Metallurgy diploma and 52 years’ experience in all aspects of mineral processing and mining operations world-wide, a significant part of which has been in South America. Mr. Harris spent 16 years with Cerro de Pasco Corporation before joining Newmont Mining Corporation, where he served as President and General Manager of Newmont Peru Limited and Vice-President and General Manager of Newmont Latin America. Mr. Harris was General Manager (involved in construction and operation) of the Minera Yanacocha gold mine in Peru. Since 1995, Mr. Harris has been a consultant and director of several mining and mineral exploration companies including Glamis Gold Ltd., Indico Resources Ltd., Sulliden Gold Corporation Ltd., Solitario Exploration & Royalty Corp., Golden Arrow Resources Corporation, Alamos Gold Inc., Pediment Gold Corp., Corriente Resources Inc., Canarc Resource Corp. and Endeavour Silver Corp.

Stephan A. Fitch (Director) – Mr. Fitch is a co-founder and a managing director of the London based IAG Holdings Ltd. (IAGH), a private company which specializes in international merchant banking activities. He has been involved in a broad range of international corporate finance/investment banking activities for over 27 years specializing primarily in start-up, venture capital and small-capitalized public companies. Prior to joining IAGH, Mr. Fitch was co-founder and Executive Vice President of New World Capital, Inc. New World was established in 1992 and was involved in corporate finance and investment banking activities throughout Europe and the U.S. Prior to joining New World, Mr. Fitch co-founded, in 1986, Somerset Partners Ltd., a Denver based partnership specializing in M&A activities. From 1984 to 1986, Mr. Fitch worked as an assistant research analyst for Cambridge Research and Management Group, a registered commodities trading advisor, based in Century City, California.

Paul Matysek (Director) – Mr. Matysek is the former CEO and Founder of Lithium One Inc. Under Mr. Matysek’s stewardship, Lithium One Inc. developed a leading lithium brine resource in Argentina and was recently acquired by Galaxy Resources Ltd. (July 2012). Previously, Mr. Matysek was the co-founder, CEO and President of Energy Metals Corporation (“EMC”) (2005 to August 2007). Under Mr. Matysek’s stewardship, EMC, a pure uranium mining and development company, was acquired by Uranium One Inc. in a billion dollar plus transaction. He is also the former President and CEO of Potash One Inc., a Saskatchewan based potash exploration company (November 2007 to March 2011) acquired by K+S Aktiengesellschaft in March 2011 for $450 million in an all cash deal. A professional geoscientist with more than 25 years’ international experience, Mr. Matysek holds a Master of Science degree in Geology. He is a recognized entrepreneur, specializing in developing resource-based companies from conception to production, and has held or holds senior management and/or director positions with several natural resource exploration and development companies. Mr. Matysek is currently a director of Nevada Copper Corp., Aurcana Corp. and a number of other natural resource companies.

Ryan Dunfield (Director) – Mr. Dunfield is Vice President with the Vancouver, B.C. private equity group Second City Capital Partners, and its affiliate, Gibralt Capital Corporation. Mr. Dunfield is heavily involved with the acquisition and divestiture of portfolio companies within the resource sector. Previous to Second City Capital Partners, Mr. Dunfield worked in the debt capital markets, with exposure to corporate banking, leveraged finance and loan syndications. Mr. Dunfield received a Bachelor of Economics and Finance from the University of Calgary.

Lawrence W. Talbot (Vice President and General Counsel) – Mr. Talbot is a mining lawyer with over 27 years’ experience representing a wide range of clients in the mining industry, from individual prospectors and junior and mid-size explorers and producers through to major mining companies, in both the hard-rock and industrial mineral fields. He has extensive experience acting for public natural resource companies and providing advice on all aspects of their businesses, including corporate finance, securities and regulatory matters, corporate governance and shareholder issues, and all aspects of corporate acquisitions, takeovers, divestitures and reorganizations. He is a director and/or officer of a number of public natural resource companies, including International Tower Hill Mines Ltd., Wealth Minerals Ltd., Balmoral Resources Ltd. and Minaurum Gold Inc. Prior to July 1, 2006 he was a partner in one of Canada’s largest law firms, and now acts as general counsel to a select group of public companies, including International Tower Hill Mines Ltd., Wealth Minerals Ltd. and Corvus Gold Inc.

Blaine Bailey, CGA (Chief Financial Officer) – Mr. Bailey is a Certified General Accountant who has worked with numerous private and public companies over the past 20 years. Mr. Bailey has served as Chief Financial Officer of Cardero Coal since July 2008, and as principal of Promaid Services Ltd. from September 2002 to January 2011. Mr. Bailey brings complementary skills to Cardero in the areas of finance, administration and financial reporting.

Keith Henderson, EurGeol (Executive Vice President) – Mr. Henderson, formerly Vice President Exploration, of Cardero, brings 19 years’ global mining-industry experience. Prior to joining Cardero, Mr. Henderson was Project Manager for Anglo Coal’s Canadian subsidiary, focused on metallurgical coal deposits in northeast British Columbia. Mr. Henderson is a mining industry executive with global experience in Africa, Europe, and the Americas. He has extensive knowledge of the exploration and mining business from both a major and junior public company perspective. With a proven track record he has successfully managed exploration and mining companies through significant growth periods. Mr. Henderson was educated in Europe, graduating with B.Sc. (Hons) and M.Sc in Geology, and has extensive experience in various mineral deposit types and commodities including precious metals (gold, silver), base metals (copper, zinc, nickel) and bulk commodities such as metallurgical coal and iron ore.

Angus Christie (Chief Operating Officer) – Mr. Christie is a highly respected senior executive with over 25 years international experience in coal mining operations, resource and reserve management, mine development and exploration and strategic planning. In his career, Mr. Christie has been involved in several projects from exploration and feasibility through to mine commissioning. His operational experience has been focused on both underground and surface operations extending from deposits this includes five underground and open pit mines. He most recently served as Manager, Strategy and Resources for Anglo Coal (Peace River Coal).

Glenn Hoffman (Chief Executive Officer and President of Cardero Iron Ore Company Ltd.) – Mr. Hoffman has extensive iron processing experience covering 30 years at Midrex/Kobe Steel as manager R&D and Coal based technologies. Midrex is a leading international process engineering and technology company. He was instrumental in the development of a variety of new innovative iron-making technologies which has enabled Midrex to become the undisputed global leader in direct reduced iron (DRI) and associated next generation technologies. Mr. Hoffman has been involved in the engineering/construction/operation of four next generation DR & iron making plants across the globe and instrumental in 14 U.S. patents on processing technology. He joined Cardero in 2007 and is the 2010 recipient of the Society for Mining, Metallurgy and Exploration – Material Process Division ‘Antoine Gaudin’ award for technology innovations applied to the minerals processing industry.

There are no family relationships among any of the Directors or executive officers of Cardero. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

The following table identifies, as of February 27, 2013, the name of each Director and executive officer of Cardero and any public company (i) which employs such Director or officer, (ii) for which such Director or officer currently serves as a director or executive officer of such other company, or (iii) which is affiliated with such Director or executive officer (other than Cardero):

Name	Name of Company	Position
Michael Hunter	Remstar Resources Ltd	Director
Hendrik Van Alphen	Wealth Minerals Ltd. Ethos Capital Corp. Balmoral Resources Ltd. Indico Resources Ltd.	President, Chief Executive Officer and Director Director Director Director
Leonard Harris	Canarc Resource Corp. Solitario Exploration & Royalty Corp. Indico Resources Limited Orovero Resources Corp. Coronet Metals Inc.	Director Director Director Director Director
Stephan A. Fitch	None

Name	Name of Company	Position
Paul Matysek	Dundarave Resources Inc. Forsys Metals Corp. Aurcana Corporation West African Iron Ore Corp. Nevada Copper Corp. Ocean Park Ventures Corp. Goldrock Mines Corp. Wealth Minerals Ltd.	Director Director Director Director Director Director Director Director
Ryan Dunfield	Alston Energy Inc. Solimar Energy Limited	Director Director
Lawrence W. Talbot	Remstar Resources Ltd. Balmoral Resources Ltd. Minaurum Gold Inc. Pedro Resources Ltd.	Director Director Director Director
Blaine Bailey	Geodex Minerals Ltd. Qumana Software Inc. Jet Gold Corp. Arrowstar Resources Ltd.	Chief Financial Officer Director and Chief Financial Officer Director Chief Financial Officer
Keith Henderson	Remo Resources Inc. Providence Resources Corp.	Director Director
Angus Christie	None
Glenn Hoffman	None

6.B          Compensation

Executive Compensation

For the fiscal year ending October 31, 2012, the Company paid an aggregate of $1,544,167 in cash compensation to its Directors and senior management as a group.

Under applicable Canadian securities laws, Cardero is required to disclose the compensation paid to its Chief Executive Officer, Chief Financial Officer and each of the three most highly compensated executive officers, or individuals acting in a similar capacity, as of the end of Cardero’s most recently completed financial year, whose total compensation exceeded $150,000. In the case of Cardero, the compensation of Michael Hunter (President and Chief Executive Officer), Hendrik Van Alphen, Managing Director, Blaine Bailey (Chief Financial Officer), Lawrence W. Talbot (Vice President and General Counsel) and Keith Henderson (Executive Vice President) as of the end of the Company’s most recently completed financial year is required to be disclosed (collectively, such individuals are referred to as the “Named Executive Officers” or “NEOs”). The following table sets out the compensation paid to the Named Executive Officers for the fiscal years ended October 31, 2012 and 2011.

Name and principal position	Fiscal year ended October 31	Salary (CAD)	Share- based awards (CAD)	Option- based awards (CAD)(1)	Non-equity incentive plan compensation (CAD)		Pension value (CAD)	All other compensation (CAD)	Total compensation (CAD)
					Annual incentive plans	Long-term incentive plans(5)
Michael Hunter(2) (President and Chief Executive Officer)	2012 2011	267,500 33,333	nil nil	741,712 1,060,079(8)	25,000(3) 35,000(4)	nil nil	nil nil	nil nil	1,034,212 1,128,412
Blaine Bailey(6) (Chief Financial Officer)	2012 2011	183,333 n/a	nil n/a	399,467 n/a	10,000(3) n/a	nil n/a	nil n/a	nil n/a	592,800 n/a
Hendrik Van Alphen(2) (Managing Director)	2012 2011	180,000 180,000	nil nil	265,137 98,375	25,000(3) 280,000(4)	nil nil	nil nil	nil nil	470,137 558,375
Keith Henderson (Executive Vice President)	2012 2011	nil 82,500	nil nil	194,739 134,399(9)	nil 187,500(4)	nil nil	nil nil	255,000(10) nil	449,739 404,399
Lawrence W. Talbot (Vice President and General Counsel)	2012 2011	100,000 100,000	nil nil	92,388 60,538	15,000(3) 200,000(4)	nil nil	nil nil	87,500(7) 82,500(7)	294,888 443,038

(1)	Fair value of incentive stock option grants calculated using the Black-Scholes model based on the following assumptions: - for the fiscal year ended October 31, 2012:

Options Granted-	Risk-Free Interest Rate	Expected Life	Expected Volatility	Expected Dividends
November 9, 2011	0.90%	2 years	54.47%	-
January 26, 2012	1.01%	2 years	54.89%	-
March 23, 2012	1.23%	2 years	58.24%	-
September 27, 2012	1.10%	2 years	63.88%	-

-          for the fiscal year ended October 31, 2011:

Options Granted-	Risk-Free Interest Rate	Expected Life	Expected Volatility	Expected Dividends
January 28, 2011	1.34%	2 years	59.03%	-
June 1, 2011	1.45%	2 years	49.89%	-

The Company believes that the Black-Scholes model is an appropriate model to use for calculating the fair value of incentive stock options because, while the model was originally developed for valuing publicly traded options as opposed to non- transferrable incentive stock options and requires management to make estimates, which are subjective and may not be representative of actual results (changes in assumptions can materially affect estimates of fair values), this model is used by most companies in the Company’s peer group and therefore represents an approach to valuation reasonably consistent with the Company’s peer group. It is important to remember that, while incentive stock options can have a significant theoretical value (such as those reported above), until the option is actually exercised and the resulting common shares are sold at a profit, it has no value that can be realized by the holder. Many option grants expire unexercised and out-of-the-money.

(2)

Mr. Van Alphen resigned as President of the Company on June 1, 2011 and as CEO of the Company on November 9, 2011. Mr. Hunter was appointed as President of the Company on June 1, 2011 and as CEO of the Company on November 9, 2011.

(3)

These amounts represent cash bonuses awarded during the fiscal year ended October 31, 2012. These amounts reflect a discretionary regular annual bonus, in an amount equal to their base salaries for Messrs. Hunter, Bailey, Van Alphen and Talbot.

(4)

These amounts represent cash bonuses awarded during the fiscal year ended October 31, 2011. A portion of these amounts reflect a discretionary regular annual bonus, in an amount equal to their base salaries for Messrs. Van Alphen and Talbot and CAD 60,000 for Mr. Henderson, plus a special bonus in recognition of the efforts expended in the negotiation and completion of the acquisition of Cardero Coal to each of Messrs. Van Alphen, Talbot and Henderson in the amount of CAD 100,000 each. Mr. Hunter also received a bonus of $35,000, and Mr. Henderson also received a bonus of $27,500, from Cardero Coal in connection with the successful conclusion of the transaction with the Company.

(5)

“LTIP” or “long-term incentive plan” means any plan that provides compensation intended to motivate performance to occur over a period greater than one fiscal year, but does not include option or share-based awards. Cardero does not have any such plans.

(6)	Mr. Bailey was appointed CFO of the Company on November 10, 2011.

(7)

The Company pays Mr. Talbot an annual salary of CAD 100,000 in his position as Vice-President & General Counsel. In addition, the Company entered into a retainer agreement dated July 1, 2006 with Lawrence W. Talbot Law Corporation (“LWTLC”), a law firm in which Mr. Talbot is a shareholder, pursuant to which LWTLC agreed to provide legal services to the Company. Pursuant to the retainer agreement, the Company agreed to pay LWTLC a minimum annual retainer of CAD 100,000 (plus applicable taxes and disbursements). The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year’s notice (or payment of one year’s retainer in lieu of notice). On May 1, 2007, the July 1, 2006 retainer agreement was replaced with a new retainer agreement, which is the same as the previous retainer agreement in all material respects, except that the minimum annual retainer was reduced to CAD 82,500. During the fiscal year ended October 31, 2012, the Company paid LWTLC CAD 87,500 for legal services (including fees, disbursements and taxes) (2011 – 82,500).

(8)

This amount represents the value (calculated as noted in (1) above) of the incentive stock options issued to Mr. Hunter, in exchange for the Cardero Coal incentive stock options held by him, upon the completion of the acquisition of Cardero Coal on June 1, 2011.

(9)

This amount represents the value (calculated as noted in (1) above) of the incentive stock options issued to Mr. Henderson, in exchange for the Cardero Coal incentive stock options held by him, upon the completion of the acquisition of Cardero Coal on June 1, 2011.

(10)

Consulting fees paid to Acuitas Consulting Ltd (“Acuitas”), a consulting company owned by Mr. Henderson. Acuitas provides management services to the Company comprising all duties and responsibilities performed by Mr. Henderson as Executive Vice- President of the Company.

During the fiscal year ended October 31, 2012, the following stock options were granted to the Named Executive Officers:

Name	Securities under options granted (#)	Option exercise price ($)	Option expiration date
Michael Hunter	200,000 200,000 125,000	1.10 1.51 0.78	November 9, 2013 January 26, 2014 September 27, 2014
Blaine Bailey	90,000 50,000 27,000 250,000	1.10 1.51 1.16 0.78	November 9, 2013 January 26, 2014 March 23, 2014 September 27, 2014
Hendrik Van Alphen	200,000 300,000 250,000	1.10 1.51 0.78	November 9, 2013 January 26, 2014 September 27, 2014
Lawrence W. Talbot	50,000 100,000 125,000	1.10 1.51 0.78	November 9, 2013 January 26, 2014 September 27, 2014
Keith Henderson	95,000 75,000 250,000	1.10 1.51 0.78	November 9, 2013 January 26, 2014 September 27, 2014

The following table sets forth details of all exercises of stock options during the financial year ended October 31, 2012 by the Named Executive Officers and the financial year-end value of unexercised options held by Named Executive Officers on an aggregated basis:

Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Unexercised options at financial year-end (#) Exercisable/ Unexercisable	Value of unexercised in-the-money options at financial year-end ($) Exercisable/ Unexercisable
Michael Hunter	nil	nil	953,000/428,000	118,775/118,775
Blaine Bailey	nil	nil	637,000/220,000	55,063/55,063
Hendrik van Alphen	nil	nil	912,500/nil	nil/nil
Lawrence W. Talbot	nil	nil	375,000/nil	nil/nil
Keith Henderson	nil	nil	480,000/60,000	9,250/9,250

The Company does not provide pension, retirement or similar benefits for its Directors or senior management.

Management Agreements

Cardero has entered into agreements with certain of its Directors and members of its administrative, supervisory or management bodies, as summarized below.

1.           Cardero has entered into an agreement dated January 1, 2009 with Hendrik Van Alphen, pursuant to which Mr. Van Alphen will continue to be employed by Cardero as its Managing Director on a part-time basis (75% of his working time) at a salary of $180,000 per year. Cardero paid Mr. Van Alphen $180,000 (2011 – $180,000) during the fiscal year ended October 31, 2012. Pursuant to such employment agreement, Mr. Van Alphen is entitled to certain compensation in the event of termination of his employment (voluntary or otherwise) as a result of a change in control in Cardero or a change in his responsibilities following a change in control of Cardero, or if he is subject to constructive dismissal as follows:

             In the event of the occurrence of any of the following events:

•	a change in control of Cardero (being the acquisition of voting shares constituting 20% of the then outstanding voting shares by any person or group of persons acting in concert);

•

the sale of all of Cardero’s assets where there is no intention to acquire new mineral projects or there is an intention to pursue a business other than the exploration and development of mineral projects;

•	a merger of Cardero in which existing shareholders receive less than 50% of the share capital of the merged entity;

•	a change in a majority of the incumbent directors of Cardero or the appointment of new directors constituting a majority of the then board of directors;

•

an event of constructive dismissal occurs (including ceasing to be a director other than as a result of voluntary resignation, a demotion of his position, a diminishment of his responsibilities in a matter of substance, a material reduction in his pay or benefits or his forced relocation).

Mr. Van Alphen may, except in the case of constructive dismissal, at any time during the period commencing 30 days after such event and ending one year after such event, and in the case of constructive dismissal, at any time within 120 days after the occurrence of such event, resign from employment with Cardero. In such event, he is then entitled to receive an amount equal to one and one-half times an amount equal to his then annual base salary plus the amount of the last bonus paid to him (if any) plus the amount of vacation pay otherwise payable for the next ensuing 12-month period. In addition, he will be entitled to reimbursement of outplacement and financial counseling services up to $50,000 and a continuation of his then existing employee benefits for a period of one year after termination or until he sooner finds alternate employment that provides reasonably comparable benefits.

2.           Cardero has entered into an agreement dated July 1, 2006 with Lawrence W. Talbot, pursuant to which Mr. Talbot will be employed by Cardero as its Vice President and General Counsel on a part-time basis (approximately 34 hours/month) at a salary of $100,000/year. Cardero paid Mr. Talbot $100,000 (2011 – $100,000) during the fiscal year ended October 31, 2012. Pursuant to such employment agreement, Mr. Talbot is entitled to certain compensation in the event of termination of his employment (voluntary or otherwise) as a result of a change in control in Cardero or a change in his responsibilities following a change in control of Cardero, or if he is subject to constructive dismissal as follows:

             In the event of the occurrence of any of the following events:

•	a change in control of Cardero (being the acquisition of voting shares constituting 20% of the then outstanding voting shares by any person or group of persons acting in concert);

•

the sale of all of Cardero’s assets where there is no intention to acquire new mineral projects or there is an intention to pursue a business other than the exploration and development of mineral projects;

•	a merger of Cardero in which existing shareholders receive less than 50% of the share capital of the merged entity;

•	a change in a majority of the incumbent directors of Cardero or the appointment of new directors constituting a majority of the then board of directors;

•

an event of constructive dismissal occurs (including ceasing to be a director other than as a result of voluntary resignation, a demotion of his position, a diminishment of his responsibilities in a matter of substance, a material reduction in his pay or benefits or his forced relocation).

Mr. Talbot may, except in the case of constructive dismissal, at any time during the period commencing 30 days after such event and ending one year after such event, and in the case of constructive dismissal, at any time within 90 days after the occurrence of such event, resign from employment with Cardero. In such event, he is then entitled to receive an amount equal to his then annual base salary plus the amount of the last bonus paid to him (if any) plus the amount of vacation pay otherwise payable for the next ensuing 12-month period. In addition, he will be entitled to a continuation of his then existing employee benefits for a period of one year after termination or until he sooner finds alternate employment that provides reasonably comparable benefits.

3.           Cardero has entered into a letter agreement (to be followed by formal documentation) dated March 22, 2012 with Angus Christie pursuant to which Cardero has agreed to employ Mr. Christie as its Chief Operating Officer on a full-time basis at a salary of $260,000 per year. Cardero paid Mr. Christie $108,333 (2011 – nil) during the fiscal year ended October 31, 2012. Pursuant to such agreement, the Company may terminate Mr. Christie upon two weeks’ notice plus one additional week for every completed consecutive year of employment, to a maximum of 26 weeks.

Director Compensation

Except as noted below, the Company had no arrangements, standard or otherwise, pursuant to which Directors were compensated by the Company for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the financial year ended October 31, 2012.

Except as noted below, none of the Company’s current Directors who are not also executive officers have received any manner of compensation for services provided in their capacity as Directors, consultants or experts during the Company’s most recently completed financial year.

Effective June 1, 2008, the Compensation Committee of the Board of Directors of Cardero (the “Board”) recommended, and the Board approved, the payment of annual retainer and meeting fees to the independent Directors of Cardero, in recognition of the fact that service as a director in an active resource exploration company such as Cardero requires a significant commitment of time and effort, as well as the assumption of increasing liability. Independent Directors receive a monthly retainer fee of $2,000 ($24,000 per annum), plus an additional fee of $500 per Board or Board committee meeting attended in person or by conference telephone. There is no additional compensation paid with respect to Board committee membership. In addition, Cardero reimburses Directors for their out-of-pocket costs incurred in attending Board or Board committee meetings.

Effective October 1, 2011, the Compensation Committee of the Board recommended, and the Board approved, an increase in the monthly retainer fee for the independent Directors from $2,000 to $4,000. No change was made to the per meeting fee. The Company has and continues to reimburse Directors for their out-of-pocket costs incurred in attending Board meetings.

During the financial year ended October 31, 2012, the persons serving as Directors who were not also executive officers of Cardero received the following Director’s fees:

Name	Fees earned ($)
Leonard Harris	48,000
Stephan A. Fitch	48,000
Paul Matysek(1)	8,000
Ryan Dunfield(1)	8,000
Murray Hitzman(1)	48,000

(1)

Mr. Hitzman ceased to be a director at the commencement of the annual general meeting held on September 14, 2012. Messrs. Matysek and Dunfield were appointed as Directors of the Company at the annual general meeting held on September 14, 2012.

Directors who are not also executive officers of the Company are also eligible to receive stock options. During the fiscal year ended October 31, 2012, the following stock options were granted to the Directors who are not also executive officers of the Company:

Name	Securities under options granted (#)	Option exercise price ($)	Option expiration date
Leonard Harris	50,000 150,000	1.16 0.78	March 23, 2014 September 27, 2014
Stephan A. Fitch	40,000 160,000	1.16 0.78	March 23, 2014 September 27, 2014
Paul Matysek	200,000	0.78	September 27, 2014
Ryan Dunfield	200,000	0.78	September 27, 2014
Murray Hitzman	nil	nil	n/a

The following table sets forth details of all exercises of stock options during the financial year ended October 31, 2012 by the Directors who are not also executive officers of Cardero, and the financial year-end value of unexercised options held by Directors who are not also executive officers of Cardero on an aggregated basis:

Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Unexercised options at financial year-end (#) Exercisable/ Unexercisable	Value of unexercised in-the-money options at financial year-end ($) Exercisable/ Unexercisable
Leonard Harris	nil	nil	200,000/nil	nil/nil
Stephan A. Fitch	nil	nil	200,000/nil	nil/nil
Paul Matysek	nil	nil	200,000/nil	nil/nil
Ryan Dunfield	nil	nil	200,000/nil	nil/nil
Murray Hitzman	nil	nil	nil/nil	nil/nil

6.C           Board Practices

The Board is elected at each annual general meeting of the shareholders. Each Director elected will hold office until the next annual general meeting of Cardero or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of Cardero, or with the provisions of the BCBCA. See Item 6.A – Directors and Senior Management – for dates Directors were first elected to the Board. No Director has a service contract with Cardero or any of its subsidiaries providing for benefits upon termination of employment, except as set forth above under the heading “Item 6.A – Compensation – Management Agreements.”

Audit Committee

The following Directors are on the Audit Committee of the Board:

Stephan Fitch (Chairman)
Ryan Dunfield
Leonard Harris

At their first meeting following each annual general meeting, the Directors must elect an Audit Committee, consisting of no fewer than three Directors, for the ensuing year. Under Canadian Securities Administrators National Instrument 52-110 “Audit Committees” (“NI 52-110”), all of such directors must be “independent” (as determined under NI 52-110) and able to read and understand fundamental financial statements and of whom one must be financially sophisticated. Under NI 52-110, a director is “independent” if he or she has no direct or indirect material relationship with the Company and, for such purpose, “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgement, provided that an individual who is, or has been within the last three years, an employee or executive officer of the Company is considered to have a material relationship with the Company. Under the NYSE MKT Company Guide each of the members of the Audit Committee:

(a)

must be independent in accordance with both the independence standards specified in Section 803A of the NYSE MKT Company Guide and Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(b)	must not have participated in the preparation of the financial statements of Cardero or any current subsidiary of Cardero at any time during the past three years; and

(c)	must be able to read and understand fundamental financial statements, including a company’s balance sheet, income statement, and cash flow statement.

Each member of the Audit Committee is independent and satisfies the requirements set forth in Section 803A of the NYSE MKT Company Guide and Rule 10A-3 of the Exchange Act. Stephan Fitch is the Chairman of the Audit Committee. The Board has determined that Stephan Fitch is an “audit committee financial expert” within the meaning of the SEC’s rules.

Before a financial statement that is to be submitted to an annual general meeting is considered by the Board, it must be submitted to the Audit Committee for review, and the report of the Audit Committee on the financial statements must be submitted to the Board thereafter.

On December 16, 2004, the Board adopted a replacement Audit Committee Charter, a copy of which is attached as Exhibit 15.6 to this annual report.

The overall purpose of the Audit Committee is to (a) ensure that the management of Cardero has designed and implemented an effective system of internal financial controls for reviewing and reporting on Cardero’s financial statements; (b) oversee, review and report on the integrity of the Cardero’s financial disclosure and reporting; (c) review Cardero’s compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts; and (d) be directly responsible for (i) the selection of a firm of external auditors to be proposed for election as the external auditors of Cardero, (ii) the oversight of the work of the Cardero’s external auditors, and (iii) subject to the grant by the shareholders of the authority to do so, if required, fixing the compensation of the external auditors of Cardero.

Compensation Committee

The following Directors are on the Compensation Committee of the Board:

Leonard Harris (Chairman)
Stephan Fitch
Paul Matysek

The Compensation Committee was formed on June 24, 2004. Leonard Harris serves as Chairman of the Compensation Committee. Each member of the Compensation Committee is independent under the criteria established by the NYSE MKT.

The overall purpose of the Compensation Committee is to implement and oversee human resources and compensation policies and best practices for recommendation to the Board for approval and implementation. Among other things, the Compensation Committee is responsible for assessing and reporting to the Board, on an annual basis, on the performance of Cardero’s Chief Executive Officer for the prior year and reviewing, on an annual basis, the salary, bonus and other benefits, direct and indirect, of Cardero’s Chief Executive Officer and making recommendations in respect thereof for approval by the Board. The Compensation Committee also reviews, on an annual basis, the proposed compensation for all other officers of Cardero after considering the recommendations of the Chief Executive Officer, reviews any proposed amendments to the Cardero’s incentive stock option plan and reviews and makes recommendations to the Board concerning the Chief Executive Officer’s recommendations for stock option grants. On December 16, 2004, the Board adopted a Compensation Committee Charter, a copy of which is attached as Exhibit 15.7 to this annual report.

6.D           Employees

As of October 31, 2012, Cardero had 8 full-time and 6 part-time employees, Cardero Coal had 10 full-time employees, Cardero Management USA had 5 full-time employees and Cardero Ghana has 2 part-time employees. The Company typically hires a number of temporary employees to work on its exploration programs. During the fiscal year ended October 31, 2012, Cardero Coal hired an average of 22 temporary employees in connection with its work program at Carbon Creek and Cardero Ghana hired an average of 15 temporary employees in connection with its work program at Sheini. The Company relies to a large degree upon consultants and contractors to carry on many of its activities and, in particular, to supervise and carry out the drilling and geological programs on its mineral properties. However, should the Company expand its activities, it is likely that it will choose to hire additional employees.

None of the Company’s employees are members of a labour union, and the Company is not a party to any collective bargaining agreements.

6.E           Share Ownership

The following table sets out the number and percentage of Common Shares beneficially owned by the Company’s Directors and members of its administrative, supervisory or management bodies as of February 27, 2013.

Name	Number of Common Shares beneficially owned(1)	Percentage of outstanding Common Shares(2)
Michael Hunter(3)	3,258,462	2.91
Hendrik Van Alphen(4)	2,634,119	2.37
Leonard Harris(5)	334,694	0.30
Stephan A. Fitch(6)	270,952	0.24
Paul Matysek(7)	546,000	0.49
Ryan Dunfield(8)	200,000	0.18
Lawrence W. Talbot(9)	507,877	0.46

Name	Number of Common Shares beneficially owned(1)	Percentage of outstanding Common Shares(2)
Blaine Bailey(10)	1,282,000	1.15
Keith Henderson(11)	818,400	0.74
Angus Christie(12)	618,277	0.55
Glenn Hoffman(13)	403,500	0.36
All Directors and executive officers as a group(14)	10,874,281	9.38

(1)	Includes Common Shares issuable pursuant to stock options and common share purchase warrants that are exercisable on, or within 60 days after, February 27, 2013.

(2)

Percentages are based on 110,096,270 Common Shares outstanding as of February 27, 2013. Common shares subject to stock options and common share purchase warrants that are exercisable on, or within 60 days after, February 27, 2013 are deemed outstanding for computing the percentage of the person holding such stock options and common share purchase warrants but are not deemed outstanding for computing the percentage of any other person.

(3)	Includes 1,381,000 stock options and 160,000 common share purchase warrants beneficially owned by Mr. Hunter. The common share purchase warrants are exercisable at $0.125 until May 29, 2013.

(4)	Includes 750,000 stock options beneficially owned by Mr. Van Alphen.

(5)	Includes 200,000 stock options beneficially owned by Mr. Harris.

(6)	Includes 200,000 stock options beneficially owned by Mr. Fitch.

(7)	Includes 200,000 stock options beneficially owned by Mr. Matysek.

(8)	Includes 200,000 stock options beneficially owned by Mr. Dunfield.

(9)	Includes 275,000 stock options beneficially owned by Mr. Talbot.

(10)	Includes 857,000 stock options and 80,000 common share purchase warrants beneficially owned by Mr. Bailey. The common share purchase warrants are exercisable at $0.125 until May 29, 2013.

(11)	Includes 540,000 stock options beneficially owned by Mr. Henderson.

(12)	Includes 575,000 stock options beneficially owned by Mr. Christie.

(13)	Includes 300,000 stock options beneficially owned by Mr. Hoffman.

(14)	Includes 5,478,000 stock options and 240,000 common share purchase warrants beneficially owned by all Directors and executive officers as a group.

Information regarding stock options held by the Company’s Directors and members of its administrative, supervisory or management bodies, including the number, exercise price and expiration date of such stock options is set out in Item 6.B – Compensation.

Incentive Stock Option Plan

On September 13, 2012, shareholders of Cardero approved Cardero’s 2012 Incentive Stock Option Plan (the “Plan”), a copy of which is attached as Exhibit 4.1 to this annual report.

The Plan is intended as an incentive to enable the Company to attract and retain qualified directors, officers, employees and consultants of the Company and its affiliates, promote a proprietary interest in the Company and its affiliates among its employees, officers, directors and consultants, and stimulate the active interest of such persons in the development and financial success of the Company and its affiliates.

The Plan is administered by the Compensation Committee of the Board (the “Compensation Committee”). Options are granted by the Board based upon the recommendations of the Compensation Committee. The following is a brief description of the Plan, which description is qualified in its entirety by the Plan:

1.

Options may be granted to Employees, Senior Officers, Directors, Non-Employee Directors, Management Company Employees, and Consultants (all as defined in the Plan) of the Company and its affiliates who are, in the opinion of the Compensation Committee, in a position to contribute to the success of the Company or any of its affiliates.

2.

The aggregate number of Common Shares that may be made issuable pursuant to options granted under the Plan at any particular time (together with those Common Shares which may be issued pursuant to any other security-based compensation plan(s) of the Company or any other option(s) for services granted by the Company at such time), unless otherwise approved by shareholders, may not exceed that number which is equal to 10% of the Common Shares issued and outstanding at such time. For greater certainty, in the event options are exercised, expire or otherwise terminate, the Company may (subject to such 10% limit) grant an equivalent number of new options under the Plan and the Company may (subject to such 10% limit) continue to grant additional options under the Plan as its issued capital increases, even after the Plan has received regulatory acceptance and shareholder approval.

3.	The number of Common Shares subject to each option will be determined by the Board at the time of grant (based upon the recommendations of the Compensation Committee), provided that:

a.

the maximum aggregate number of Common Shares reserved for issuance pursuant to options granted under the Plan and any other share compensation arrangements of the Company for issuance to insiders at any particular time may not exceed 10% of the issued Common Shares at such time; and

b.

the number of common shares issued to Insiders pursuant to the 2012 Plan (together with any Common Shares issued to insiders pursuant to any other share compensation arrangements of the Company) within a twelve (12) month period may not exceed ten (10%) of the issued and outstanding number of Common Shares.

Subject to the overall 10% limit described in 2 above, and the limitations on options to insiders as set forth above, there is no maximum limit on the number of options which may be granted to any one person.

4.	The exercise price of an option will be set by the Compensation Committee in its discretion, but such price shall be not less than the greater of:

a.

the “volume weighted average trading price” – calculated by dividing the total value by the total volume of Common Shares traded on the TSE during the relevant period – of the Common Shares on the TSE for the five trading days immediately prior to the date of grant); and

b.	the closing price of the Common Shares on the TSE on the day prior to the option grant.

5.

Options may be exercisable for a period of up to ten years from the date of grant. The Plan does not contain any specific provisions with respect to the causes of cessation of entitlement of any optionee to exercise his option, provided, however, that the Board may, at the time of grant, determine that an option will terminate within a fixed period (which is shorter than the option term) upon the ceasing of the optionee to be an eligible optionee (for whatever reason) or upon the death of the optionee, provided that, in the case of the death of the optionee, an option will be exercisable only within one year from the date of the optionee’s death.

6.

Notwithstanding the expiry date of an option set by the Board, the expiry date will be adjusted, without being subject to the discretion of the Board or the Compensation Committee, to take into account any blackout period imposed on the optionee by the Company. If the expiry date falls within a blackout period, then the expiry date will be the close of business on the tenth business day after the end of such blackout period. Alternatively, if the expiry date falls within two business days after the end of such a blackout period, then the expiry date will be the difference between 10 business days reduced by the number of business days between the expiry date and the end of such blackout period.

7.

The Plan does not provide for any specific vesting periods. The Compensation Committee may, at the time of grant of an option, determine when that option will become exercisable and any applicable vesting periods, and may determine that that option will be exercisable in installments.

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

9.	Options are non-assignable, and may, during his/her lifetime, only be exercised by the optionee.

10.	The exercise price per optioned share under an option may be reduced, at the discretion of the Board (upon the recommendation of the Compensation Committee), if:

	a.	at least six months has elapsed since the later of the date such option was granted and the date the exercise price for such option was last amended; and

	b.	shareholder approval is obtained, including disinterested shareholder approval if required by the TSE.

11.	The present policy of the Board is not to provide any financial assistance to any optionee in connection with the exercise of any option.

12.	The present policy of the Board is not to transform an option granted under the Plan into a stock appreciation right.

13.

If there is any change in the number of Common Shares outstanding through any declaration of a stock dividend or any consolidation, subdivision or reclassification of the Common Shares, the number of shares available under the Plan, the shares subject to any granted stock option and the exercise price thereof will be adjusted proportionately, subject to any approval required by the TSE. If the Company amalgamates, merges or enters into a plan of arrangement with or into another corporation, and the Company is not the surviving or acquiring corporation, then, on any subsequent exercise of such option, the optionee will receive such securities, property or cash which the optionee would have received upon such reorganization if the optionee had exercised his or her option immediately prior to the record date.

14.

The Plan provides that, subject to the policies, rules and regulations of any lawful authority having jurisdiction (including the TSE), the Board may, at any time, without further action or approval by the shareholders of the Company, amend the Plan or any option granted under the Plan in such respects as it may consider advisable and, without limiting the generality of the foregoing, it may do so to:

a.

ensure that the options granted under the Plan will comply with any provisions respecting stock options in tax and other laws in force in any country or jurisdiction of which a optionee to whom an option has been granted may from time to time be resident or a citizen;

	b.	make amendments of an administrative nature;

	c.	correct any defect, supply any omission or reconcile any inconsistency in the Plan, any option or option agreement;

	d.	change vesting provisions of an option or the Plan;

	e.	change termination provisions of an option provided that the expiry date does not extend beyond the original expiry date;

	f.	add or modify a cashless exercise feature providing for payment in cash or securities upon the exercise of options;

	g.	make any amendments required to comply with applicable laws or the requirements of the TSE or any regulatory body or stock exchange with jurisdiction over the Company;

	h.	add or change provisions relating to any form of financial assistance provided by the Company to participants under the Plan that would facilitate the purchase of securities under the Plan;

provided that shareholder approval shall be obtained for any amendment that results in:

i.	an increase in the Common Shares issuable under options granted pursuant to the Plan;

j.	a change in the persons who qualify as participants eligible to participate under the Plan;

k.	a reduction in the exercise price of an option;

l.	the cancellation and reissuance of any option;

m.	the extension of the term of an option;

n.	a change in the insider participation limit contained in subsection 5.1(b) of the Plan;

o.	options becoming transferable or assignable other than for the purposes described in section 10 of the Plan; and

p.	a change in the amendment provisions contained in section 16 of the Plan.

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A           Major Shareholders

As of February 27, 2013, to the knowledge of management, the following shareholders are the only persons who beneficially own 5% or more of the issued and outstanding Common Shares:

Name	Number of Common Shares beneficially owned	Percentage of outstanding Common Shares(1)
Luxor Capital Group, LP(2)	10,420,744(3)	9.46%

(1)	Percentage is based on 110,096,270 Common Shares outstanding as of February 27, 2013.

(2)

According to Amendment No. 7 to Schedule 13G filed with the SEC on February 14, 2013 by Luxor Capital Group, LP and certain other reporting persons (“Amendment No. 7”), each of Luxor Capital Partners Offshore Master Fund, LP and Luxor Capital Partners Offshore, Ltd. beneficially owns 5,752,169 Common Shares, which represents 5.3% of the outstanding Common Shares as of December 31, 2012, each of Luxor Capital Group, LP, Luxor Management, LLC and Christian Leone beneficially owns 10,420,744 Common Shares, which represents 9.7% of the outstanding Common Shares as of December 31, 2012, and LCG Holdings, LLC beneficially owns 9,891,522 Common Shares, which represents 9.2% of the outstanding Common Shares as of December 31, 2012. For additional information, please refer to Amendment No. 7 on EDGAR.

(3)	This number reflects a recent increase of 2,964,559 Common Shares purchased in a private placement that closed on December 18, 2012.

Based upon Amendment No. 4 to Schedule 13G filed with the SEC on February 14, 2011 (“Amendment No. 4”), Amendment No. 5 to Schedule 13G filed with the SEC on June 10, 2011 (“Amendment No. 5”), Amendment No. 6 to Schedule 13G filed with the SEC on February 14, 2012 (“Amendment No. 6”) and Amendment No. 7 filed with the SEC on February 14, 2013 by Luxor Capital Group, LP and certain other reporting persons, on December 31, 2010, June 1, 2011, December 31, 2011 and December 31, 2012, respectively, the following changes in the ownership of Common Shares by Luxor Capital Group, LP have taken place since Amendment No. 4 was filed:

Name	December 31, 2010 (Amendment No. 4)		June 1, 2011 (Amendment No. 5)		December 31, 2011 (Amendment No. 6)		December 31, 2012 (Amendment No. 7)
	Number(1)	%(2)	Number(1)	%(2)	Number(1)	%(2)	Number(1)	%(2)
Luxor Capital Group, LP	9,770,983	16.5	8,574,586	10.3	7,697,344	9.3	10,420,744	9.7

(1)	Number of Common Shares owned, based upon number reported in applicable filing.

(2)	Percentage of outstanding Common Shares, based upon percentage reported in applicable filing.

None of the shareholders disclosed above have any voting rights with respect to their respective Common Shares that are different from any other holder of Common Shares. All of the Common Shares, both issued and unissued, are shares of the same class and rank equally as to dividends, voting powers and participation of powers. Accordingly, there are no special voting powers held by the Company’s major shareholders.

As of February 27, 2013, there were 110,096,270 Common Shares issued and outstanding. Cardero’s shareholder list as provided by Computershare Investor Services, Inc., Cardero’s registrar and transfer agent, indicates that Cardero had 115 registered shareholders owning Common Shares, of which 44 of these registered shareholders, holding approximately 14,840,215 (13.48%) Common Shares, are residents of the United States, 64 of these registered shareholders, holding approximately 93,614,814 (85.03%) Common Shares, are residents of Canada, and 7 of these registered shareholders, holding approximately 1,641,241 (1.49%) Common Shares, are residents of jurisdictions other than the United States and Canada.

Control by Foreign Government or Other Persons

To the knowledge of management, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

Change of Control

As of the date of this annual report, there are no arrangements known to the Company which may at a subsequent date result in a change of control of the Company.

7.B           Related Party Transactions

Except as noted below, there have been no transactions or loans since November 1, 2011 which are material to the Company or a related party, or are unusual in their nature or conditions, and have been entered into, or are proposed to be entered into, between the Company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of the Company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. This includes enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company. Close members of an individual’s family are those that may be expected to influence, or be influenced by, that person in their dealings with the Company. An associate is an unconsolidated enterprise in which the Company has a significant influence or which has significant influence over the Company. Significant influence over an enterprise is the power to participate in the financial and operating policy decisions of the enterprise but is less than control over those policies. Shareholders beneficially owning a 10% interest in the voting power of the Company are presumed to have a significant influence on the Company.

1.

The Company has entered into a retainer agreement dated May 1, 2007 with Lawrence W. Talbot Law Corporation (“LWTLC”), pursuant to which LWTLC agrees to provide legal services to the Company. LWTLC is controlled by Lawrence W. Talbot, Cardero’s Vice President and General Counsel. Pursuant to the retainer agreement, the Company has agreed to pay LWTLC a minimum annual retainer of $82,500 (plus applicable taxes and disbursements). The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year’s notice (or payment of one year’s retainer in lieu of notice).

2.

The Company leases office space and provides administrative services to the following companies, each of which, at some point during the fiscal year ended October 31, 2012, had one or more members of key management in common with the Company and/or in which the Company held more than 10%: Wealth Minerals Ltd. (“Wealth”), Indico Resources Inc. (“Indico”), International Tower Hill Mines Ltd. (“ITH”), Abzu Gold Inc. (“Abzu”), Balmoral Resources Ltd. (“Balmoral”), Corvus Gold Inc. (“Corvus”) and LWTLC.

3.

Unsecured promissory notes, bearing interest at 1% per annum, due the earlier of 30 days after demand or the due date, if applicable, have been issued to the Company by several companies, each of which, at some point during the fiscal year ended October 31, 2012, had one or more members of key management in common with the Company and/or in which the Company held more than 10% of the Company’s outstanding shares. Other than with respect to Wealth and Abzu, the loans relate to the lease of office space and the provision of administrative services as outlined in item 2 above. With respect to Wealth and Abzu, the loans relate to the lease of office space and the provision of administrative services as outlined in item 2 above, together with working capital loans. The largest amounts outstanding during the fiscal year ended October 31, 2012 and the balances as at October 31, 2012 (the latest practicable date for which amounts are available) are as follows:

	Largest
	Balance
	Outstanding
	Between
	November 1,
	2011 and	Balance at
	October 31,	October 31,
	2012	2012

Unsecured promissory notes, 1% per annum, due the earlier of 30 days after demand or the due date, if applicable:
Wealth	$692,923	$692,748
Indico	198,239	198,239
Abzu	358,183	230,606
Balmoral	46,123	12,928
Corvus	27,834	6,304
ITH	29,648	1,141
LWTLC	16,987	16,987

	$1,369,937	$1,158,953

4.

On January 14, 2011, the Company entered into a loan agreement with Kria Resources Ltd. (“Kria”), a company in which the Company held over 10% of the issued shares, whereby the Company advanced Kria $8,064,000 (the “Loan”) and was due on January 13, 2012. The Loan bore interest at 10% per annum, calculated monthly, not in advance. Prior to repayment of the Loan, Trevali Mining Corporation, a company in which the Company held a greater than 10% interest, acquired all of the shares of Kria. The Company received repayment of the USD 8,000,000 loan plus USD 645,260 (totaling CAD $8,783,463) in interest from Trevali on January 16, 2012, which was the largest amount outstanding under the Loan. The loan was repaid as follows:

	(a)	USD 5,000,000 (CAD $5,090,000) in cash, and

(b)

Through the issuance of 4,149,521 units (“Trevali Units”) of Trevali Mining Corporation at a deemed price of $0.90 per Trevali Unit. Each Trevali Unit is comprised of one common share of Trevali (“Trevali Common Share”) and one-half of one transferrable common share purchase warrant (a “Trevali Warrant”). Each whole Trevali Warrant will entitle the holder thereof to purchase one Trevali Common Share (“Trevali Warrant Share”) at a price of $1.10 per share until January 16, 2014. The Trevali Common Shares, Trevali Warrants and any Trevali Warrant Shares issued are subject to a hold period in Canada expiring on May 17, 2012. The fair value of the Trevali Units was $5,062,416 ($1.22 per Unit). This resulted in $1,368,953 gain on loan settlement.

5.

On November 29, 2011, Cardero closed a non-brokered private placement of 8,029,750 units. The units were sold at $0.95 per unit, and each unit consisted of one Common Share and one-half of a share purchase warrant, with one whole warrant being exercisable to purchase an additional Common Share at a price of $1.25 for 12 months from closing. Michael Hunter, President, Chief Executive Officer and Director of Cardero, purchased an aggregate of 205,740 units; Hendrik Van Alphen, Managing Director of Cardero, purchased an aggregate of 580,000 units; Lawrence W. Talbot, Vice President and General Counsel of Cardero, purchased an aggregate of 105,000 units; and Keith Henderson, Executive Vice President of Cardero, purchased an aggregate of 121,000 units. Such purchases were upon the identical terms and conditions as the other subscribers in the placement. A copy of the form of subscription agreement used in connection with this placement is attached as Exhibit 4.3 and a copy of the related form of warrant is attached as Exhibit 4.4.

6.

On December 20, 2012, Cardero closed the first tranche of a non-brokered private placement of 7,966,794 Common Shares at a price of $0.45 each. Michael Hunter, President, Chief Executive Officer and Director of Cardero purchased 67,222 Common Shares, Lawrence W. Talbot, Vice President and General Counsel of Cardero, purchased 97,777 Common Shares, the spouse of Blaine Bailey, the Chief Financial Officer of Cardero, purchased 48,888 Common Shares, Angus Christie, Chief Operating Officer of Cardero, purchased 42,777 Common Shares and Leonard Harris, Director of Cardero, purchased 44,444 Common Shares. Such purchases were upon the identical terms and conditions as the other subscribers in the placement. A copy of the form of subscription agreement used in connection with this placement is attached as Exhibit 4.5.

7.C           Interests of Experts and Counsel

Not applicable.

ITEM 8.           FINANCIAL INFORMATION

8.A           Consolidated Statements and Other Financial Information

See the Company’s audited consolidated financial statements as of October 31, 2012 and 2011 and for the financial years ended October 31, 2012 and 2011, together with the notes thereto, attached to this annual report.

The Company is not aware of any current or pending material legal or arbitration proceeding to which it is or is likely to be a party or of which any of its properties are or are likely to be subject, except as set forth below:

1.

On November 15, 2012, Carbon Mountain Drilling and Water Services Ltd. of Prince George, British Columbia (“Carbon Mountain”), filed a notice of civil claim in the Supreme Court of British Columbia against Cardero Coal seeking payment for certain drilling services rendered in 2011 in the amount of $770,393.48 plus damages for breach of contract and interest. On January 10, 2013, Cardero Coal filed a response to the civil claim disputing liability and the amount claimed and a counterclaim seeking damages for negligence, breach of contract and other relief. Carbon Mountain has not yet filed an answer to the counterclaim. No documents have been exchanged and no discoveries have been held. A trial date has not been set.

The Company is not aware of any material proceeding in which any director, senior manager or affiliate is either a party adverse to Cardero or its subsidiaries or has a material interest adverse to Cardero or its subsidiaries.

The Company has not declared or paid any cash dividends on the Common Shares. The Company has no present intention of paying any dividends, as it anticipates that all available funds will be invested to finance the growth of its business. The Directors of Cardero will determine if and when dividends should be declared and paid in the future, based on the Company’s financial position at the relevant time.

8.B           Significant Changes

At the IFRS transition date, the Company elected to make a change in accounting policy, as follows:

i)

The functional currency of Cardero Ghana and Cardero Iron USA has been deemed to be US dollars, and for Cardero and all subsidiaries other than Cardero Ghana and Cardero Iron USA, the functional currency is Canadian dollar, as at the transition date of November 1, 2010. The consolidated financial statements are presented in Canadian Dollar (“$”) which is the Company’s presentation currency. Prior to the adoption of IFRS, the functional currency of the Company was CAD. The assets and liabilities of the Company are translated from Cardero Ghana’s and Cardero Iron USA’s functional currency, USD, to the presentation currency at the reporting date. The income and expenses are translated to the Company’s presentation currency, which is CAD at the dates of the transactions. Foreign currency differences are recognized directly in other comprehensive income within the foreign currency translation reserve.

At the IFRS transition date, the Company recorded a $60,645 decrease to exploration and evaluation assets and a corresponding $60,645 increase to deficit. At October 31, 2011, the transition to IFRS resulted in the Company recording an $7,210 increase to property, plant and equipment, a $11,869,807 decrease to exploration and evaluation assets, a $11,713,033 decrease in deferred income tax liability, a $3,108,443 decrease in accumulated other comprehensive income and a corresponding $2,958,879 increase decrease to deficit. Impairment losses on available-for-sale-investments increased by $3,655,882, gain on the reclassification of investments from equity investment to resource related investments increased by $3,019,523 and other comprehensive loss for the year increased by $3,108,442 for the year ended October 31.

Subsequent to October 31, 2012:

(a)	On November 29, 2012, 4,014,875 share purchase warrants at a price of $1.25 expired.

(b)

On December 19, 2012, the Company closed the first tranche of a non-brokered financing, issuing 7,966,794 Common Shares to raise gross proceeds of $3,585,057. The Company paid cash finder’s fees of $51,068 and issued 114,000 finder’s warrants, with each finder’s warrant exercisable to purchase one share at a price of $0.50 until December 19, 2013.

(c)

On December 28, 2012, the Company closed the non-brokered private placement of flow- through common shares, issuing 6,000,800 flow-through common shares at a price of $0.50 per share to raise gross proceeds of $3,000,400. All Common Shares issued will have a hold period expiring on April 28, 2013. The Company paid aggregate finder’s fees of $175,824 in cash plus 351,648 finder’s warrants. Each finder’s warrant is exercisable to purchase one non-flow-through common share at $0.55 per share until December 28, 2013.

(d)	On January 4, 2013, the Company granted 200,000 stock options exercisable at a price of $0.45 for a period of two years.

(e)	On January 11, 2013, 240,000 share purchase warrants were exercised at $0.125 per share.

(f)

On January 14, 2013, the Company entered into an agreement with the optionor of four coal licenses forming part of Carbon Creek to extend the exercise deadline of the option for a period of up to three months. Previously, the Company was required to exercise the option on or before January 14, 2013 by paying the option holder $5,000,000 and issuing 400,000 common shares. Under the new terms, Cardero has agreed to pay a non-refundable deposit of $1,000,000 on January 14, 2013, with the $4,000,000 balance and 400,000 shares due upon exercise of the option. The Company may extend the deadline for the exercise of the option for up to three months (to April 14, 2013) upon payment of an extension fee of $20,000 for each month of the extension. To date, the Company has made the initial $1,000,000 interim payment and the first and second $20,000 payment to extend the option.

(g)

On February 8, 2013 the Company closed the second and final tranche of the non-brokered private placement announced October 31, 2012. The Company issued 2,472,222 shares to raise gross proceeds of $1,112,500. In connection with this closing, the Company paid cash finder's fees of $55,626 and issued 123,610 finder's warrants, with each finder's warrant exercisable to purchase one common share at a price of $0.50 until February 8, 2014.

ITEM 9.           THE OFFER AND LISTING

9.A           Offer and Listing Details

The following table discloses the annual high and low sales prices in Canadian dollars for the Common Shares for the five most recent financial years as traded on the TSE:

Year Ended October 31	High ($)	Low ($)
2012	1.56	0.53
2011	2.35	0.75
2010	1.66	1.06
2009	2.15	0.88
2008	3.59	0.97

The following table discloses the high and low sales prices in Canadian dollars for the Common Shares for each quarterly period within the two most recent financial years and any subsequent quarterly period as traded on the TSE:

Quarter Ended	High ($)	Low ($)
January 31, 2013	0.57	0.39
October 31, 2012	0.90	0.53
July 31, 2012	1.00	0.66
April 30, 2012	1.51	0.83
January 31, 2012	1.56	0.89
October 31, 2011	1.28	0.75
July 31, 2011	1.77	1.13
April 30, 2011	2.25	1.59
January 31, 2011	2.35	1.20

The following table discloses the monthly high and low sales prices in Canadian dollars for the Common Shares for the most recent six months as traded on the TSE:

Month	High ($)	Low ($)
January 2013	0.475	0.40
December 2012	0.47	0.39
November 2012	0.57	0.455
October 2012	0.73	0.53
September 2012	0.88	0.70
August 2012	0.90	0.78

The following table discloses the annual high and low sales prices in U.S. dollars for the Common Shares for the five most recent financial years as traded on the NYSE MKT:

Year Ended October 31	High (US$)	Low (US$)
2012	1.56	0.54
2011	2.37	0.74
2010	1.62	1.00
2009	1.73	0.73
2008	3.65	0.88

The following table discloses the high and low sales prices in U.S. dollars for the Common Shares for each quarterly period within the two most recent financial years and any subsequent quarterly period as traded on the NYSE MKT:

Quarter Ended	High (US$)	Low (US$)
January 31, 2013	0.58	0.39
October 31, 2012	0.90	0.54
July 31, 2012	1.00	0.65
April 30, 2012	1.52	0.84
January 31, 2012	1.56	0.86
October 31, 2011	1.34	0.74
July 31, 2011	1.86	1.15
April 30, 2011	2.27	1.60
January 31, 2011	2.37	1.19

The following table discloses the monthly high and low sales prices in U.S. dollars for the Common Shares for the most recent six months as traded on the NYSE MKT:

Month	High (US$)	Low (US$)
January 2013	0.52	0.41
December 2012	0.49	0.39
November 2012	0.58	0.45
October 2012	0.74	0.54

Month	High (US$)	Low (US$)
September 2012	0.89	0.71
August 2012	0.90	0.78

9.B          Plan of Distribution

Not applicable.

9.C           Markets

The Common Shares are listed on the TSE, under the trading symbol “CDU”, and on the NYSE MKT under the trading symbol “CDY”. The Common Shares are also quoted on the Frankfurt Stock Exchange under the symbol “CR5”.

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

In addition to deleting the Pre-Existing Company Provisions, the Board was also of the view that it would be in the best interests of Cardero to adopt a new set of Articles (the “New Articles”) to govern the affairs of Cardero in substitution for the original articles adopted under the Company Act and reflecting the increased flexibility available to companies under the BCBCA. The New Articles reflect the flexibility and efficiency permitted under the BCBCA, while maintaining a significant portion of the existing governing provisions. As a result, most of the changes in the New Articles are minor in nature, and are not substantive changes. On April 22, 2005, Cardero filed a new Notice of Articles, reflecting the adoption by the shareholders of the New Articles. A copy of the current Notice of Articles is attached to this annual report as Exhibit 1.1 and a copy of the New Articles (as amended effective March 22, 2011) is attached to this annual report as Exhibit 1.2.

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

(b)	There is no requirement for an “independent quorum” of Directors to be present in order for the Directors to be able to vote compensation to themselves or any members of their body.

(c)	Cardero, if authorized by the Directors, may:

	(i)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the Directors consider appropriate,

	(ii)	issue bonds, debentures and other debt obligations on such terms as the Directors consider appropriate,

	(iii)	guarantee the repayment of money by any other person or the performance of any obligation of any other person, and

	(iv)	mortgage, charge, grant a security interest in or give any other security on, the whole or any part of the present and future assets and undertaking of the Company.

There are no restrictions in the New Articles on the powers of the Directors as set out above (save with respect to the ability of any Directors with a disclosable interest to vote to approve any such transactions). Such provisions may be varied by an Ordinary Resolution of the shareholders.

(d)	There is no provision in the New Articles for the retirement or non-retirement of Directors pursuant to any age limit requirement.

(e)	There is no requirement for a Director to hold any Common Shares in order to be qualified to be elected or to act as a Director.

The BCBCA provides that a director holds a “disclosable interest” in a contract or transaction if:

•	the contract or transaction is material to the company,

•	the company has entered, or proposes to enter, into the contract or the transaction, and

•	either of the following applies to the director:

	o	the director has a material interest in the contract or transaction, or

	o	the director is a director of, or has a material interest in, a person who has a material interest in the contract or transaction.

However, a director does not hold a disclosable interest in a contract or transaction merely because:

•

the contract or transaction is an arrangement by way of security granted by the company for money loaned to, or obligations undertaken by, the director, or a person in whom the director has a material interest, for the benefit of the company or an affiliate of the company,

•	the contract or transaction relates to an indemnity of the director by the company or insurance for the benefit of the director,

•	the contract or transaction relates to the remuneration of the director in that person’s capacity as director, officer, employee or agent of the company or of an affiliate of the company,

•	the contract or transaction relates to a loan to the company, and the director, or a person in whom the director has a material interest, is or is to be a guarantor of some or all of the loan, or

•

the contract or transaction has been or will be made with or for the benefit of a corporation that is affiliated with the company and the director is also a director of that corporation or an affiliate of that corporation.

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

If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with the IRD prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister of Industry (“Minister”) (the Minister responsible for Investment Canada) is satisfied that the investment is likely to be of net benefit to Canada (and, if applicable, is satisfied that the investment would not be injurious to Canadian national security). The Minister has up to 75 days to make this determination, though this period can be extended by agreement between the IRD and the investor. The period within which a decision is to be made may be further extended, in the case of a national security review, for a period of up to 130 days, or longer with the consent of the non-Canadian investor. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest itself of control of the business that is the subject of the investment. If the Governor-in-Council considers that it is advisable to protect national security, it may prohibit the investment, authorize it to proceed on conditions, or require divestiture.

10.E         Taxation

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

          Authorities

          This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

             U.S. Holders

             For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the U.S.;

  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

          Non-U.S. Holders

          For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares that is not a U.S. Holder or a partnership. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of Common Shares. Accordingly, a non-U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of Common Shares.

          U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

          This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

          If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such entity or owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Passive Foreign Investment Company Rules

          PFIC Status of the Company

          If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. The Company believes that it was classified as a PFIC during the tax year ended October 31, 2012, and may be a PFIC in its current and future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and any subsidiary of the Company.

          In any year in which the Company is classified as a PFIC, a U.S. Holder may be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

          The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

          Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

          For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

          Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of Common Shares are made.

          Default PFIC Rules Under Section 1291 of the Code

          If the Company is a PFIC for any tax year during which a U.S. Holder owns Common Shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

          A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any “excess distribution” received on the Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

          Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on Common Shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective Common Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

          If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such Common Shares were sold on the last day of the last tax year for which the Company was a PFIC.

          QEF Election

          A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its Common Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

          A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

          The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the Common Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

          A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

          U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that the Company is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

          A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if the Company cannot provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

          Mark-to-Market Election

          A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

          A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Common Shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

          A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares, over (b) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

          A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

          A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

          Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC.

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

          Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

          Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

          The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Ownership and Disposition of Common Shares

          The following discussion is subject to the rules described above under the heading “Passive Foreign Investment Company Rules.”

          Distributions on Common Shares

          A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares generally will not be eligible for the “dividends received deduction.” Subject to applicable limitations, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

          Sale or Other Taxable Disposition of Common Shares

          Upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder’s tax basis in such Common Shares sold or otherwise disposed of. A U.S. Holder’s tax basis in Common Shares generally will be such holder’s U.S. dollar cost for such Common Shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Common Shares have been held for more than one year.

          Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

          Additional Tax on Passive Income

          Certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from dispositions of property (other than property held in a trade or business). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Common Shares.

          Receipt of Foreign Currency

          The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

          Foreign Tax Credit

          Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

          Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

          Backup Withholding and Information Reporting

          Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file an IRS Form 8938.

          Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

          The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

10.F      Dividends and Paying Agents

Not applicable.

10.G      Statement by Experts

Not applicable.

10.H      Documents on Display

The Company’s reports and other information, including this annual report and the exhibits thereto, as filed with the SEC in accordance with the Exchange Act, may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 100 F Street NE, Washington, D.C. 20549. Copies of such material may also be obtained from the Public Reference Section of the SEC at 100 F Street NE, Washington, D.C. 20549, at prescribed rates. Information may be obtained regarding the Washington D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330 or by contacting the Securities and Exchange Commission over the Internet at its website at http://www.sec.gov.

Publicly available data on the Company’s mineral properties may be viewed at the Company’s head office, located at Suite 2300 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3, and the Company’s website at http://www.cardero.com and on the SEDAR website at http://www.sedar.com.

Publicly available material contracts and corporate records may be viewed at the Company’s registered and records office located at 550 Burrard Street, Suite 2300, P.O. Box 30, Bentall 5, Vancouver, British Columbia, Canada, V6C 2B5.

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

The Company currently has no source of revenues; as such the Company is dependent upon external financings or the sale of assets (or an interest therein) to fund activities. In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the year ended October 31, 2012. The Company is not subject to externally imposed capital requirements.

The Company classified its cash and cash equivalents as loans and receivables; accounts receivable and due from related parties as loans and receivables; and accounts payable and accrued liabilities as other financial liabilities. The classification of resource related investments is set out in note 5 to the annual consolidated financial statements included herein. The carrying values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments. The fair values of amounts due from related parties have not been disclosed, as their fair values cannot be reliably measured since the parties are not at arm’s length.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below.

IFRS 7 Financial instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 –	quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 –	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 –	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy requires the use of observable market inputs whenever such input exists. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

The following table sets forth the Company’s significant financial assets measured at fair value by level within the fair value hierarchy.

October 31, 2012	Level 1	Level 2	Level 3	Total

Resource related investments	2,076,854	494,957	-	2,571,811

October 31, 2011	Level 1	Level 2	Level 3	Total

Resource related investments	32,006,649	544,455	-	32,551,104

The Company’s exposure to risk on its financial instruments is summarized below:

(a)	Credit risk

The Company manages credit risk, in respect of cash and cash equivalents, by purchasing highly liquid, short-term investment grade securities held at major financial institutions in Canada, Ghana and Peru in accordance with the Company’s investment policy. In regards to amounts receivable, the Company is not exposed to significant credit risk, as they are primarily due from governmental agencies.

	Oct 31, 2012	Oct 31, 2011

Bank accounts - Canada	$2,035,588	$5,821,354
Bank accounts - Ghana	638	1,473
Bank accounts - Peru	11,569	457
Bank accounts - Others	94,704	162,350
	$2,142,499	$5,985,634

The credit risk associated with cash and cash equivalents is minimized substantially by ensuring that these financial assets are placed with major financial institutions with strong investment-grade ratings given by a primary ratings agency. The Company does not hold any asset-backed securities.

With respect to the $523,612 due from related parties at October 31, 2012, of which $453,537 were past due (October 31, 2011 - $1,239,043, November 1, 2010 - $1,361,550), the maximum exposure to credit risk is the carrying value of the receivables as the Company does not have any collateral for the receivables.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in settling its commitments. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. The Company normally maintains sufficient cash to meet the Company’s business requirements. However, at October 31, 2012, the cash balance of $2,142,499 would be insufficient to meet the cash requirements for the Company’s administrative overhead, maintaining its mineral interests and continuing with its exploration program in the coming year. Therefore, the Company will be required to raise additional capital in order to fund its operations in fiscal 2013 (see notes 1 and 17 to the annual consolidated financial statements included herein). At October 31, 2012, the Company had accounts payable and accrued liabilities of $8,794,157, which are due within 30 days. The long-term liability of $280,606 is related to the lease obligation on the Company’s leased grader.

(c)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

	i.	Interest rate risk

The Company’s cash and cash equivalents consist of cash held in bank accounts and guaranteed investment certificates that earn interest at variable interest rates. Due to the amount and short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of October 31, 2012.

	ii.	Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary financial instruments are denominated in United States, Mexican, Argentinean, Peruvian and Ghanaian currencies. The Company has not entered into any foreign currency contracts to mitigate this risk as it believes this risk is minimized by the amount of cash held in these foreign jurisdictions. The Company’s sensitivity analysis suggests that a consistent 5% change in the rate of exchange in all foreign jurisdictions where it has assets employed would change foreign exchange gain or loss by $53,575 (2011 - $11,839).

	iii.	Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company’s investments are carried at market value and are, therefore, directly affected by fluctuations in the market value of the underlying securities. The Company’s sensitivity analysis suggests that a 1% change in market prices would change the value of the resource related investments by $25,718.

The Company’s operations are not yet exposed to risks associated with commodity prices, interest rates and credit. Commodity price risk is defined as the potential loss that the Company may incur as a result of changes in the fair value of gold, silver, iron, coal or other minerals that may be produced by the Company. Industry wide risks can, however, affect the Company’s general ability to finance exploration, and development of exploitable resources; however, such effects are not predictable or quantifiable. Market price swings in the commodities that the Company plans to produce can affect the general equity market for securities of companies that produce, or intend to produce such commodities, thereby affecting the market price of the Common Shares which can have a significant effect on the ability of the Company to raise funding through the sale of Common Shares.

ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

At the 2010 Annual General Meeting of the Company, the shareholders approved certain modifications to the Company’s articles (which modifications became effective on March 22, 2011) that affect the rights of all holders of Common Shares. A description of such changes is contained in the section entitled “Particulars of Other Matters to be Acted Upon – Amendment to the Company’s Articles” contained in the Company’s management information circular dated May 25, 2010 which was furnished to the SEC on Form 6-K on June 2, 2010 and is incorporated by reference herein.

Use of Proceeds

Not applicable.

ITEM 15.      CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Disclosure controls and procedures are controls and other procedures of the Company that are designed to ensure that information required to be disclosed in the Company’s reports filed or submitted as part of the Company’s continuous disclosure requirements is recorded, processed, summarized and reported within the time periods specified by applicable regulatory authorities, and include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company’s reports filed or submitted as part of the Company’s continuous disclosure requirements is gathered and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

A significant weakness is a deficiency, or a combination of deficiencies, in disclosure controls and procedures, such that there is a reasonable possibility that the issuer will not disclose material information required to be disclosed under securities legislation, within the time periods specified in securities legislation.

Management of the Company, with the participation of Cardero’s Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at October 31, 2012 as required by Canadian and U.S. securities laws. Based on that evaluation, Cardero’s Chief Executive Officer and the Chief Financial Officer have concluded that, as of October 31, 2012, there existed a significant weakness in the design of disclosure controls and procedures caused by a failure of the Company to perform an evaluation of the application of IFRS to investment transactions. This weakness resulted in a material adjustment to the reported amount of accumulated other comprehensive income as of October 31, 2012. Because of the significant weakness, management has concluded that the Company’s disclosure controls and procedures were not effective as at October 31, 2012.

The Company’s management proposes to address this significant weakness in its disclosure controls and procedures by implementing a procedure to have Cardero’s Chief Financial Officer, at the end of each interim and annual reporting period, review the accumulated investment balances for reasonableness and perform a reconciliation involving historical cost, current value and applicable accumulated other comprehensive income to detect potential errors.

Management’s annual report on internal control over financial reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

Internal control over financial reporting includes maintaining records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s financial statements in accordance with generally accepted accounting principles; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company’s assets that could have a material effect on its financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company’s financial statements would be prevented or detected.

Management has conducted an evaluation of the Company’s internal control over financial reporting. The evaluation is based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified the following material weakness in the Company’s internal control over financial reporting.

As at October 31, 2012 the Company did not maintain effective control over the period end financial reporting process. Specifically, the Company did not maintain effective control over the application of IFRS to its investment transactions. This control deficiency resulted in a material audit adjustment to net loss, other comprehensive loss, and the related disclosures in the Company’s consolidated financial statements for the year ended October 31, 2012. Unless remediated, this control deficiency could result in a material misstatement to net loss, other comprehensive loss, and note disclosure that would result in a material misstatement of the Company’s consolidated financial statements that would not be prevented or detected.

Because of the material weakness, management has concluded that the Company’s internal control over financial reporting was not effective as at October 31, 2012.

PricewaterhouseCoopers LLP, an independent registered public accounting firm has issued an attestation report on management’s assessment of the effectiveness of the Company’s internal control over financial reporting as at October 31, 2012.

Attestation report of the registered public accounting firm

The report of PricewaterhouseCoopers LLP immediately preceding the Company’s audited consolidated balance sheets as at October 31, 2012 and 2011 and November 1, 2010 is incorporated by reference herein.

Changes in Internal Control over Financial reporting

The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the year beginning on November 1, 2011 and ended on October 31, 2012, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Stephan Fitch, a member of the Audit Committee, is an “audit committee financial expert” within the meaning of the SEC’s rules. Mr. Fitch is “independent” under the criteria established by NYSE MKT.

ITEM 16B.    CODE OF ETHICS

The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. A copy of the Company’s code of ethics has been posted on the Company’s Internet website at http://www.cardero.com. No substantive amendments were made to the Company’s code of ethics during the fiscal year ended October 31, 2012 and no waivers of the Company’s code of ethics were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended October 31, 2012.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

For fiscal year ended October 31, 2011, Smythe Ratcliffe LLP (“Smythe”) was the Company’s appointed auditor, and for fiscal year ended October 31, 2012, PricewaterhouseCoopers LLP (“PWC”) was the Company’s appointed auditor. The aggregate fees billed by the Company’s principal accountant in each of the last two fiscal years for professional services rendered are as follows:

Financial Year Ending	Audit Fees(3)	Audit Related Fees(4)	Tax Fees(5)	All Other Fees(6)
October 31, 2012(1)	$206,000	$25,500(7)	$43,275	Nil
October 31, 2011(2)	$152,000	$50,000(7)	$8,000	$77,000(8)

(1)	All of the amounts billed in 2012 were billed by Smythe, except for $50,000 in audit fees billed by PWC.

(2)	All of the amounts billed in 2011 were billed by Smythe.

(3)

The aggregate audit fees billed for the audit of the financial statements for the fiscal year indicated, including with respect to the audit of the Company’s internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

(4)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”.

(5)

The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. The work performed in each year was assistance in the preparation and review of Cardero’s tax returns.

(6)	The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

(7)

The services rendered are in connection with the review of the Company’s quarterly financial statements and of its Form 40-F and AIF disclosure documents and management discussion and analysis for the fiscal years indicated.

(8)

The services rendered are in connection with the consideration of consolidating accounting issues (2011 - $30,000), plan of arrangement (2011 - $17,000) and the sale of the Pampa de Pongo property in Peru (2011 - $30,000).

Pre-approval policies and procedures

The Audit Committee is authorized by the Board to review the performance of Cardero’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by Cardero. The Chairman of the Audit Committee is also authorized to approve, in advance, any non-audit services or additional work which the Chairman deems as necessary and is required to notify the other members of the Audit Committee of such non-audit or additional work. All such services provided by the external auditors during the last two fiscal years were pre-approved by the Audit Committee or Chairman of the Audit Committee in the manner described above.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company did not repurchase any Common Shares in the financial year ended October 31, 2012.

ITEM 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective July 4, 2012, the Company engaged PWC as its independent registered public accounting firm, and effective the same date, Smythe resigned as the Company’s independent registered public accounting firm at the request of the Company. The Board, on recommendation of the Audit Committee, approved both the engagement of PWC and the resignation of Smythe.

During years ended October 31, 2011 and 2010, and the subsequent interim period through July 4, 2012, there were no (i) disagreements (as defined in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) with Smythe on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to Smythe’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its report, or (ii) reportable events (as defined in Item 16F (a)(1)(v) of Form 20-F).

The audit reports of Smythe on the consolidated financial statements of the Company as of and for the years ended October 31, 2011 and 2010 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended October 31, 2011 and 2010, and the subsequent interim period through July 4, 2012, except as noted below, neither the Company nor anyone on its behalf consulted with PWC concerning:

(a)

the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and PWC concluded that neither any written report nor any oral advice was provided to the Company that was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

(b)

any matter that was either the subject of a disagreement (as defined in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) with the former auditors or a reportable event (as defined in Item 16F (a)(1)(v) of Form 20-F).

The Company consulted with PWC on the appropriate accounting treatment of its acquisition of the remaining 54.5% of Coalhunter on June 1, 2011. It was determined that accounting for the acquisition at cost was an appropriate treatment under IFRS. PWC provided written advice on the matter, a copy of which is attached as Exhibit 15.5 to this annual report. Subsequent to the conclusion of the audit of the October 31, 2011 financial statements, the Company had initially consulted with Smythe on the topic of the accounting treatment of the Coalhunter acquisition upon adoption of IFRS. However, Smythe was not engaged to review the interim financial statements in which IFRS was first adopted, or subsequent interim financial statements, and as a consequence, the consultation with Smythe regarding this accounting treatment was not formally concluded. The Company chose to adopt the accounting treatment as described in the January 31, 2012 interim financial statements. The Company requested PWC review the disclosure in this Item 16F before it was filed with the SEC, and provided PWC the opportunity to furnish the Company with a letter addressed to the SEC containing any new information, clarification of the Company’s expression of its view, or the respects in which it does not agree with the statements made by the Company in this Item 16F. PWC reviewed the disclosure in this Item 16F and confirmed it had no further comments.

The Company has provided Smythe with a copy of the disclosure in this Item 16F and requested Smythe furnish the Company with a letter addressed to the SEC stating whether it agrees with the statements the Company has made in this Item 16F, and if not, stating the respects in which it does not agree. A letter from Smythe is attached as Exhibit 15.4 to this annual report.

ITEM 16G.    CORPORATE GOVERNANCE

The Common Shares are listed on the NYSE MKT. Section 110 of the NYSE MKT Company Guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is as follows:

Shareholder Meeting Quorum Requirement: The NYSE MKT minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on NYSE MKT is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Articles. The Company’s Articles provide that the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at a meeting.

Proxy Delivery Requirement: NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to the proxy rules of the SEC. The Company is a foreign private issuer as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval Requirements: NYSE MKT requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20% or more of presently outstanding shares for less than the greater of book or market value of the shares. In general, there is no such requirement under British Columbia law or under the rules of the TSE unless the transaction results in the issuance of greater than 25% of the then issued shares and the placement is priced at a discount to market or there is a change of control. The Company will seek a waiver from NYSE MKT’s shareholder approval requirements in circumstances where the securities issuance does not trigger such a requirement under British Columbia law or under the rules of the TSE.

The foregoing are consistent with the laws, customs and practices in Canada.

ITEM 16H.    MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.      FINANCIAL STATEMENTS

Not applicable.

ITEM 18.      FINANCIAL STATEMENTS

The Company is filing with this annual report the following:

  Management’s Report on Internal Control Over Financial Reporting dated January 28, 2013.
  Independent Auditor’s Report dated January 28, 2013.
  Consolidated Statements of Financial Position at October 31, 2012, October 31, 2011 and November 1, 2010.
  Consolidated Statements of Loss for the years ended October 31, 2012 and October 31, 2011.
  Consolidated Statements of Comprehensive Loss for the years ended October 31, 2012 and October 31, 2011.
  Consolidated Statements of Shareholders’ Equity at October 31, 2012, October 31, 2011 and November 1, 2010.
  Consolidated Statements of Cash Flows for the years ended October 31, 2012 and October 31, 2011.
  Notes to the Consolidated Financial Statements for the years ended October 31, 2012 and October 31, 2011.

CARDERO RESOURCE CORP.
(An Exploration Stage Company)

Audited Consolidated Financial Statements
(Expressed in Canadian Dollars)

October 31, 2012 and 2011

Corporate Head Office

Suite 2300 – 1177 West Hastings Street
Vancouver, British Columbia
V6E 2K3
Tel: 604-408-7488

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Internal control over financial reporting includes maintaining records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s financial statements in accordance with generally accepted accounting principles; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company’s assets that could have a material effect on its financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company’s financial statements would be prevented or detected.

As required by Section 404 of the Sarbanes Oxley Act of 2002 and National Instrument 52-109, management has conducted an evaluation of the Company's internal control over financial reporting. The evaluation is based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified the following material weakness in the Company’s internal control over financial reporting.

As at October 31, 2012 the Company did not maintain effective control over the period end financial reporting process. Specifically, the Company did not maintain effective control over the application of IFRS to its investment transactions. This control deficiency resulted in a material audit adjustment to net loss, other comprehensive loss, and the related disclosures in the Company’s consolidated financial statements for the year ended October 31, 2012. Unless remediated, this control deficiency could result in a material misstatement to net loss, other comprehensive loss, and note disclosure that would result in a material misstatement of the Company’s consolidated financial statements that would not be prevented or detected.

Because of the material weakness, management has concluded that the Company's internal control over financial reporting was not effective as at October 31, 2012.

PricewaterhouseCoopers LLP, an independent registered public accounting firm has issued an attestation report on management’s assessment of the effectiveness of the Company’s internal control over financial reporting as at October 31, 2012.

“Michael Hunter”	“Blaine Bailey”
Michael Hunter,	Blaine Bailey,
President & Chief Executive Officer	Chief Financial Officer

January 28, 2013
Vancouver, Canada

January 28, 2013

Independent Auditor’s Report

To the Shareholders of Cardero Resource Corp.

We have completed an integrated audit of Cardero Resource Corp.’s and its subsidiaries (the “Company”) October 31, 2012 consolidated financial statements and their internal control over financial reporting as at October 31, 2012 and an audit of their October 31, 2011 consolidated financial statements. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Cardero Resource Corp. and its subsidiaries, which comprise the consolidated statement of financial position as at October 31, 2012, October 31, 2011 and November 1, 2010 and the consolidated statements of loss, comprehensive loss, shareholders’ equity and cash flows for the years ended October 31, 2012 and 2011, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Cardero Resource Corp. and its subsidiaries as at October 31, 2012, October 31, 2011 and November 1, 2010 and their financial performance and their cash flows for the years ended October 31, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter
Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which discloses conditions that indicate the existence of a material uncertainty that casts substantial doubt about the ability of Cardero Resource Corp. to continue as a going concern.

Report on internal control over financial reporting

We have also audited Cardero Resource Corp.’s and its subsidiaries’ internal control over financial reporting as at October 31, 2012, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control Over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

2

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, Cardero Resource Corp. did not maintain, in all material respects, effective internal control over financial reporting as of October 31, 2012, based on criteria established in Internal Control -Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over financial reporting related to evaluating the accounting implications of investment transactions existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in the accompanying Management’s Report on Internal Control Over Financial Reporting. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the October 31, 2012 consolidated financial statements and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

3

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2012

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	October 31	October 31	November 1
	2012	2011	2010
		(note 15)	(note 15)
ASSETS
Current
Cash and cash equivalents	$2,142,499	$5,985,634	$52,264,003
Accounts receivable	5,612,772	1,434,077	267,431
Due from related parties (note 10)	523,612	1,239,043	1,361,550
Loan receivable (note 10(e))	-	8,580,096	-
Prepaid expenses	597,561	356,191	335,493

Total Current Assets	8,876,444	17,595,041	54,228,477

Property, Plant and Equipment (note 4)	1,412,763	918,206	197,737
Equity Investment (note 6)	-	-	5,236,540
Investments (note 5)	2,571,811	32,551,104	62,765,750
Exploration and Evaluation Advances	262,500	810,100	-
Exploration and Evaluation Assets (notes 3 and 7)	88,323,788	56,488,888	15,796,105
Deposits (note 8)	4,854,136	115,000	-

Total Assets	$106,301,442	$108,478,339	$138,224,609

LIABILITIES
Current
Accounts payable and accrued liabilities	$8,794,157	$4,038,261	$832,087
Income tax payable	-	-	26,847,314
	8,794,157	4,038,261	27,679,401

Lease obligation	280,606	-	-

Total Liabilities	9,074,763	4,038,261	27,679,401

SHAREHOLDERS’ EQUITY
Share Capital (notes 3 and 9)	117,070,689	107,237,122	69,890,947
Contributed Surplus	22,278,360	19,775,985	14,726,585
Accumulated Other Comprehensive Income	(166,363)	7,788,879	31,140,707
Deficit	(41,956,007)	(30,361,908)	(5,213,031)

Total Shareholders’ Equity	97,226,679	104,440,078	110,545,208

Total Liabilities and Shareholders’ Equity	$106,301,442	$108,478,339	$138,224,609

Subsequent Events (note 17)
Going Concern (note 1)

Approved on behalf of the Board:

“Hendrik Van Alphen”	“Michael Hunter”
Hendrik Van Alphen, Director	Michael Hunter, Director

See Notes to Consolidated Financial Statements

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Loss
(Expressed in Canadian Dollars)
Years Ended October 31

	2012	2011
		(note 15)

Administrative Expenses
Bad debts	132,245	-
Consulting fees (notes 9 and 10)	1,071,977	1,324,798
Corporate development	368,112	606,239
Depreciation	349,544	244,935
Insurance	109,318	108,928
Investor relations (note 9)	429,302	650,779
Office costs	970,157	736,844
Professional fees (notes 9 and 10)	1,806,456	977,197
Property evaluations	603,819	3,610,508
Regulatory and transfer agent fees	237,972	221,064
Salaries and benefits (notes 9 and 10)	5,419,163	4,286,210
Travel	769,827	225,639

Loss Before Other Items and Income Taxes	(12,267,892)	(12,993,141)

Other Items
Other income	40,143	-
Foreign exchange gain (loss)	(94,484)	984,660
Interest income, net of bank charges (note 10(d))	149,434	1,659,273
Realized gain on available-for-sale investments (note 5)	9,486,396	14,245,612
Unrealized loss on derivative investment (note 5)	(754,917)	(3,252,256)
Unrealized gain loss on fair value through profit or loss investment (note 5)	(80,462)	(59,500)
Impairment losses on available-for-sale investments (note 5)	(3,687,101)	(11,335,318)
Impairment losses on Due from related parties	(1,112,726)	-
Write-off exploration and evaluation assets	(3,554,667)	(12,206,614)
Gain on loan settlement (note 10(e))	1,368,953	-
Gain on the reclassification of investments from equity investments to resource related investments (note 6(a))	-	3,019,523
Loss on equity investments (note 6)	-	(793,194)

	1,760,569	(7,737,814)

Loss Before Income Taxes	(10,507,323)	(20,730,955)

Income Taxes
Current expense	-	(859,159)
Deferred expense	(1,086,776)	(3,558,763)

	(1,086,776)	(4,417,922)

Net Loss for Year	(11,594,099)	(25,148,877)

Basic and Diluted Loss Per Share	$(0.13)	$(0.36)

Weighted Average Number of Shares Outstanding	91,537,423	68,988,456

See Notes to Consolidated Financial Statements

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Comprehensive Loss
(Expressed in Canadian Dollars)
Years Ended October 31

	2012	2011
		(note 15)
Net Loss for Year	$(11,594,099)	$(25,148,877)
Other comprehensive income (loss), net of deferred taxes
Exchange differences on translation of foreign operations	(59,733)	(88,920)
Other comprehensive income (loss) on available-for-sale securities	(7,895,509)	(23,262,908)
Other Comprehensive Loss for the Year, net of deferred taxes	(7,955,242)	(23,351,828)
Comprehensive Loss for the Year	$(19,549,341)	$(48,500,705)

See Notes to Consolidated Financial Statements

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Shareholders’ Equity
(Expressed in Canadian Dollars)
	Share Capital				Functional	Available-for-	Total
				Contributed	Currency	Sale	Shareholders’
	Shares	Amount	Deficit	Surplus	Translation	Investments	Equity

Balance, November 1, 2010 (note 15)	58,373,302	$69,890,947	$(5,213,031)	$14,726,585	$-	$31,140,707	$110,545,208

Net loss for the year	-	-	(25,148,877)	-	-	-	(25,148,877)
Other comprehensive income
Unrealized loss on available-for-sale investments	-	-	-	-	-	(7,220,449)	(7,220,449)
Transfer to income of realized gain on sale investments	-	-	-	-	-	(10,035,525)	(10,035,525)
Transfer to income for impairment losses on investments						(6,006,934)	(6,006,934)
Functional currency translation	-	-	-	-	(88,920)	-	(88,920)
Shares issued for cash
Exercise options	840,000	1,026,150	-	-	-	-	1,026,150
Exercise warrants	443,800	171,718	-	-	-	-	171,718
Shares issued for non-cash
Reclassification of contributed surplus on exercise of options	-	556,406	-	(556,406)	-	-	-
Reclassification of contributed surplus on exercise of warrants	-	496,398	-	(496,398)	-	-	-
Acquisition of Coalhunter (note 3)	23,397,002	35,095,503	-	4,354,140	-	-	39,449,643
Share-based payments	-	-	-	1,748,064	-	-	1,748,064

Balance, October 31, 2011 (note 15)	83,054,104	107,237,122	(30,361,908)	19,775,985	(88,920)	7,877,799	104,440,078

Net loss for the year	-	-	(11,594,099)	-	-	-	(11,594,099)
Other comprehensive income
Unrealized loss on available-for-sale investments	-	-	-	-	-	(17,710)	(17,710)
Transfer to income of realized gain on sale of investments	-	-	-	-	-	(7,877,799)	(7,877,799)
Transfer to income for impairment losses on investments
Functional currency translations	-	-	-	-	(59,733)	-	(59,733)
Shares issued for cash	8,029,750	7,628,263	-	-	-	-	7,628,263
Private placement	-	(699,257)	-	699,257	-	-	-
Allocation of proceeds to warrants	-	-	-	-	-	-	-
Exercise warrants	1,332,600	457,219	-	-	-	-	457,219
Shares issued for non-cash
Property acquisition (note 7(e))	1,000,000	900,000	-	-	-	-	900,000
Reclassification of contributed surplus on exercise of warrants	-	1,547,342	-	(1,547,342)	-	-	-
Share-based payments	-	-	-	3,350,460	-	-	3,350,460

Balance, October 31, 2012	93,416,454	$117,070,689	$(41,956,007)	$22,278,360	$(148,653)	$(17,710)	$97,226,679

See Notes to Consolidated Financial Statements

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
Years ended October 31

	2012	2011
		(note 15)
Operating Activities
Net loss for the year	$(11,594,099)	$(25,148,877)
Items not involving cash
Bad debts	132,245	-
Depreciation	349,544	244,935
Share-based payments (note 9)	3,350,460	1,301,935
Realized gain on sale of available-for-sale investments (note 5)	(9,486,396)	(14,245,612)
Impairment losses on available-for-sale investments (note 5)	3,687,101	11,335,318
Impairment losses on due from related parties (note 10 (c) )	1,112,726	-
Unrealized gain on fair value through profit or loss investment (note 5)	80,462	59,500
Write-off of exploration and evaluation assets	3,554,667	12,206,614
Amortization of fair value of warrants to interest income	-	(1,287,909)
Gain on loan settlement (note 10)	(1,368,953)	-
Gain on the reclassification of investments from equity investments to resource related investments (note 6(a))	-	(3,019,523)
Loss on equity investments (note 6)	-	793,194
Unrealized gain on derivative investments (note 5)	754,917	3,252,256
Deferred income taxes expense	1,086,776	3,558,763
Unrealized foreign exchange gain	-	(1,245,680)
Foreign exchange loss on cash	(4,607)	1,369,756
Changes in non-cash working capital items
Prepaid expenses	(241,370)	(15,532)
Accounts payable and accrued liabilities	136,329	(163,112)
Income taxes payable	-	(25,601,634)

Cash Used in Operating Activities	(8,450,198)	(36,605,608)

Investing Activities
Acquisition of Coalhunter (note 3)	-	1,806,655
Expenditures on exploration and evaluation assets	(28,614,484)	(6,187,340)
Increase in deposits (note 8)	(4,739,136)	(110,000)
Proceeds from sale of investments	31,300,914	12,250,273
Purchase of investments	(262,113)	(3,840,625)
Purchase of equity investments	-	(3,882,443)
Purchase of property, plant and equipment	(576,726)	(771,028)
Loan receivable	4,886,633	(8,580,096)
Accounts receivable	(5,080,819)	(308,776)
Due from related parties	(397,295)	122,507

Cash Used in Investing Activities	(3,483,026)	(9,500,873)

Financing Activities
Proceeds from shares issued, net of issuance costs	8,085,482	1,197,868

Cash Provided by Financing Activities	8,085,482	1,197,868

Effect of Foreign Exchange on Cash	4,607	(1,369,756)

Decrease in Cash and Cash Equivalents	(3,843,135)	(46,278,369)
Cash and Cash Equivalents, Beginning of the Year	5,985,634	52,264,003
Cash and Cash Equivalents, End of the Year	$2,142,499	$5,985,634

Supplemental cash flow information (note 16)

See Notes to Consolidated Financial Statements

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

1.	NATURE OF OPERATIONS AND GOING CONCERN

Cardero Resource Corp. (“Cardero” or the “Company”) and its subsidiaries are engaged in the exploration of mineral properties, primarily in Canada, United States, Ghana, Peru, Mexico and Argentina. The Company considers itself to be an exploration stage company.

The Company is a public company with shares listed on the TSX Exchange, the NYSE MKT and the Frankfurt Stock Exchange. The head office, principal address and records office of the Company are located at 1177 West Hastings Street, Suite 2300, Vancouver, British Columbia, Canada, V6E 2K3.

Going Concern

While these consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future, there are events and conditions that raise substantial doubt on the validity of that assumption. During the year ended October 31, 2012, the Company had a loss of $11,594,099, as at October 31, 2012 has an accumulated deficit of $41,956,007 and has a working capital $82,287. The Company will require additional funding to maintain its ongoing exploration programs and property commitments and for administrative purposes.

While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future. The Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include the progress and results of the Company’s exploration properties and its permitting application, the state of international debt and equity markets, investor perceptions and expectations and the global financial and iron ore and metallurgical coal markets. The Company anticipates that it will require additional financing through, but not limited to, the issuance of additional equity in order to fund its ongoing exploration. There can be no assurance the Company will be successful in this endeavour.

These consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the company were unable to realize its assets and settle its liabilities in the normal course of operations. Such adjustments could be material.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The Canadian Institute of Chartered Accountants Handbook was revised in 2010 to incorporate International Financial Reporting Standards (“IFRS”) and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. The Company has commenced reporting on this basis in these consolidated financial statements.

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS 1 First-Time Adoption of International Financial Reporting Standards, has been applied. Subject to certain transition elections disclosed in note 15, the Company has consistently applied the same accounting policies in its opening IFRS Statement of Financial Position as at November 1, 2010 and retroactively to all periods presented, as if the policies had always been in effect.

Note 15 discloses the impact of the transition from Canadian Generally Accepted Accounting Principles (“GAAP”) to IFRS on the Company’s reported financial position, operating results and cash flows, including the nature and effect of significant changes in accounting policies from those used in its consolidated financial statements for year ended October 31, 2011.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(a)	Basis of presentation (Continued)

IFRS 1, which governs the first-time adoption of IFRS, generally requires accounting policies to be applied retrospectively to determine the opening Statement of Financial Position on the Company’s transition date of November 1, 2010 and allows certain exemptions on transition to IFRS. The elections adopted by the Company have been disclosed in note 15.

The Board of Directors approved the consolidated financial statements on January 28, 2013.

	(b)	Basis of consolidation

These consolidated financial statements include the accounts of Cardero Resource Corp. (“Cardero”) and its wholly-owned integrated subsidiaries, Cardero Argentina, S.A. (“Cardero Argentina”), Minerales Y Metales California, S.A. de C.V. (“MMC”), Cardero Iron Ore Company Ltd., Cardero Hierro Del Peru S.A.C. (“Cardero Iron Peru”), Cerro Colorado Development Ltd., Compania Minera Cardero Chile Limitada (“Cardero Chile”), Cardero Iron Ore (USA) Inc. (“Cardero Iron US”), Cardero Iron Ore Management (USA) Inc., Cardero Iron Ore Company (BVI) Ltd., Cardero Hierro Peru (BVI) Ltd., Cardero Coal Ltd. (formerly “Coalhunter Mining Corporation”) (“Cardero Coal”), Cardero Ghana Ltd. (“Cardero Ghana”), Cardero Iron Ore Ghana (BVI) Ltd., Cardero Technologies Ltd., Cardero Intellectual Property Corp., Cardero Licensing Ltd. and Cardero Materials Testing Laboratory Ltd. (collectively, the “Company”). A wholly-owned subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All significant inter-company transactions and balances have been eliminated.

	(c)	Significant accounting estimates and judgements

The preparation of financial statements requires management to make certain estimates, judgements and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting year. Actual outcomes could differ from these estimates. These consolidated interim financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future years if the revision affects both current and future years. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting year, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the carrying value and the recoverability of the exploration and evaluation assets, impairment of investments and impairment of due from related parties.

	(d)	Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less from the date of purchase, that are readily convertible to know amounts of cash, and which are subject to an insignificant risk of change in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(e)	Property, plant and equipment

Recognition and measurement

On initial recognition, property, plant and equipment are valued at cost, being the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions.

Property, plant and equipment is subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land which is not depreciated.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Leased asset

Lease which results in the Company receiving substantially all the risks and rewards of ownership is classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Deprecation

Depreciation is recognized in profit or loss at the following annual rates:

Computer equipment	- 30% declining balance basis
Computer software	- 100% declining balance basis
Office equipment	- 20% to 30% declining balance basis
Vehicles	- 20% declining balance basis
Metallurgy lab	- over 5 years on a straight-line basis
Building	- over 10 years on a straight-line basis
Leasehold improvements	- over the term of the lease on a straight-line basis
Leased grader	- over 5 years on a straight-line basis

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefit embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Major maintenance and repairs

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the profit or loss during the financial period in which they are incurred.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(e)	Property, plant and equipment (Continued)

Gains and losses

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount, and are recognized net within other items in profit or loss.

	(f)	Investments

		i)	Investments over which the Company exercises significant influence are accounted for using the equity method.

ii)

Investments, not including derivatives, are principally classified as available-for-sale, and are carried at quoted market value, where applicable, or at an estimate of fair value. Resulting unrealized gains or losses, net of applicable income taxes, are reflected in other comprehensive income, while realized gains or losses are reflected in operations.

iii)

Share purchase warrants included in investments are derivative financial instruments and are classified as fair value through profit and loss and, accordingly, unrealized gains or losses, net of applicable income taxes, are included in operations.

The investments are reviewed, on an investment-by-investment basis, quarterly, to consider whether there are any conditions that may indicate that the investments are impaired. When the impairments are identified, in the Company’s assessment, the accumulated unrealized gains or losses are reflected in operations rather than in other comprehensive income. Significant or prolonged decline in its fair value below its cost is objective evidence of impairment

	(g)	Exploration and evaluation assets

All of the Company’s projects are currently in the exploration and evaluation phase.

Pre-exploration costs

Pre-exploration costs are expensed in the period in which they are incurred.

Exploration and evaluation assets

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation assets are recognized and capitalized, in addition to the acquisition costs. These direct expenditures include such costs as materials used, geological and geophysical evaluation, surveying costs, drilling costs, payments made to contractors and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur.

When a project is deemed to no longer have commercially viable prospects for the Company, exploration and evaluation assets in respect of that project are deemed to be impaired. As a result, those exploration and evaluation asset costs, in excess of estimated recoveries, are written off to the Statement of Loss.

The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(g)	Exploration and evaluation assets (Continued)

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and the capitalized costs associated with that mine are re-classified from exploration and evaluation assets as “mines under construction”. Exploration and evaluation assets are also tested for impairment before the assets are transferred to mines under construction.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to capitalized exploration costs.

Impairment of non-current assets

The carrying amounts of non-current assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount and is recorded as an expense in the statement of operations.

The recoverable amount is the higher of an asset’s “fair value less costs to sell” and “value-in-use”. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which the asset belongs is determined. “Fair value less costs to sell” is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued development, use or eventual disposal of the asset. In assessing these cash flows and discounting them to the present value, assumptions used are those that an independent market participant would consider appropriate. In assessing “value-in-use”, the estimated future cash flows expected to arise from the continuing use of the assets in their present form and from their disposal are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset.

Impairment losses are evaluated for potential reversals when events or circumstances warrant such consideration. Where an impairment loss is subsequently reversed, the amount of such reversal is limited such that, the revised carrying amount of the asset or cash-generating unit does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in the prior years. A reversal of an impairment loss is recognized into earnings immediately.

Provisions for environmental rehabilitation

The Company records a liability based on the best estimate of costs for site closure and reclamation activities that the Company is legally or constructively required to remediate. The liability is recognized at the time environmental disturbance occurs and the resulting costs are capitalized to the corresponding asset. The provision for closure and reclamation liabilities is estimated using expected cash flows based on engineering and environmental reports prepared by third-party industry specialists and/or internal expertise, and discounted at a risk-free rate specific to the liability. The capitalized amount is depreciated on the same basis as the related asset. The liability is adjusted for the accretion of the discounted obligation and any changes in the amount or timing of the underlying future cash flows. Significant judgments and estimates are involved in forming expectations of the amounts and timing of future closure and reclamation cash flows.

Additional disturbances and changes in closure and reclamation estimates are accounted for as incurred with a change in the corresponding capitalized cost. Costs of rehabilitation projects for which a provision has been recorded are recorded directly against the provision as incurred.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(g)	Exploration and evaluation assets (Continued)

Provisions for environmental rehabilitation (Continued)

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the risk-adjusted expected cash flow at a pre-tax risk-free rate that reflects current market assessment of the true value of money. The unwinding of the discount is recognized as a finance cost.

	(h)	Foreign currency translation

The presentation currency of the Company is the Canadian dollar.

The functional currency of each of the parent company and its subsidiaries is measured using the currency of the primary economic environment in which that entity operates. The functional currency of Cardero Ghana and Cardero Iron US is US dollars, and for the Company and the other consolidated entities the functional currency is Canadian dollars.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the Statement of Comprehensive Income (Loss) in the year in which they arise.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income (loss) in the Statement of Comprehensive Income (Loss) to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income (loss). Where the nonmonetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

Parent and Subsidiary Companies

The financial results and position of foreign operations whose functional currency is different from the presentation currency are translated as follows:

Assets and liabilities are translated at year-end exchange rates prevailing at that reporting date; and Income and expenses are translated at monthly average exchange rates during the year.

Exchange differences arising on translation of such foreign operations are transferred directly to the Group’s exchange difference on translating foreign operations on the Statement of Comprehensive Income (Loss) and are reported as a separate component of shareholders’ equity titled “Cumulative Translation Differences”.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(i)	Share-based payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to the Consolidated Statement of Comprehensive Income (Loss) over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the consolidated Statement of Comprehensive Income (Loss) over the remaining vesting period.

Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date. The grant date fair value is recognized in the consolidated Statement of Comprehensive Income (Loss) over the vesting period, described as the period during which all the vesting conditions are to be satisfied.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the consolidated Statement of Comprehensive Income (Loss), unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

All equity-settled share-based payments are reflected in contributed surplus, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in contributed surplus is credited to share capital, adjusted for any consideration paid.

	(j)	Share capital

The proceeds from the exercise of stock options and warrants are recorded as share capital. The Company’s shares are classified as equity instruments. Share issue costs on the issue of the Company’s shares are charged directly to share capital.

	(k)	Valuation of equity units issued in private placements

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated between common shares and common share purchase warrants on a pro-rata basis based on relative fair values using the market trading price and the Black-Scholes option pricing model for the share and warrants, respectively.

	(l)	Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings (loss) per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(m)	Income taxes

Income tax expense is comprised of current and deferred tax. Current tax and deferred tax are recognized in net income (loss) except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive income (loss).

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

	(n)	Financial instruments

Financial assets

The Company classifies its financial assets in the following categories based on the purpose for which the asset was acquired. Management determines the classification of financial assets at recognition.

Fair value through profit or loss (“FVTPL”)

A financial asset is classifies as FVTPL if it is classified as held-for-trading or is designated as such upon initial recognition. Financial assets are designated as FVTPL if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy. Upon initial recognition material transaction costs are recognized in profit or loss as incurred. Financial assets designated as FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Investments in warrants, which form part of resource related investments (note 5) are classified as FVTPL and are accounted for at the fair value.

Transaction costs associated with FVTPL financial assets are expensed as incurred while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Available-for-sale financial assets

Available-for-sale (“AFS”) financial assets are non-derivatives that are either designated as available-for-sale or not classified in any of the other financial asset categories. Changes in the fair value of AFS financial assets other than impairment losses are recognized as other comprehensive income and classified as a component of equity. Investments in shares which from part of resource related investments (note 5) are classified as AFS financial assets.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(n)	Financial instruments (Continued)

Financial assets (Continued)

Available-for-sale financial assets (Continued)

Management assesses the carrying value of AFS financial assets for objective evidence that impairment exists each reporting period and any impairment charges are recognized in profit or loss. When financial assets classified as available-for-sale are sold, the accumulated fair value adjustments recognized in accumulated other comprehensive income are included in profit and loss.

Held-to-maturity

Held-to-maturity financial assets are measured at amortized cost. The Company does not have any financial assets classified as held-to-maturity.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost less any impairment. Loans and receivables are comprised of cash and cash equivalents, accounts receivable and due from related parties.

Impairment of financial assets

The Company assesses at each reporting date whether a financial asset is impaired.

If there is objective evidence that an impairment loss on assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is then reduced by the amount of the impairment. The amount of the loss is recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed to the extent that the carrying value of the asset does not exceed what the amortized cost would have been had the impairment not been recognized. Any subsequent reversal of an impairment loss is recognized in profit or loss.

In relation to trade receivables, a provision for impairment is made and an impairment loss is recognized in profit or loss when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Company will not be able to collect all of the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced through use of an allowance account. Impaired debts are written off against the allowance account when they are assessed as uncollectible.

If an available-for-sale asset is impaired, an amount comprising the difference between its cost and its current fair value, less any impairment loss previously recognized in profit or loss, is transferred from accumulated other comprehensive income (loss) to profit or loss. Reversals in respect of equity instruments classified as available-for-sale are not recognized in profit or loss.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(n)	Financial instruments (Continued)

Financial liabilities

The Company classifies its financial liabilities in the following categories: other financial liabilities and FVTPL.

Other financial liabilities

Financial liabilities classified as other-financial-liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other-financial-liabilities are subsequently measured at amortized cost using the effective interest method. The Company’s accounts payable and accrued liabilities are classified as other-financial-liabilities.

FVTPL

Financial liabilities classified as FVTPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Fair value changes on financial liabilities classified as FVTPL are recognized through the Consolidated Statement of Comprehensive Income (Loss). The Company has not classified any financial liabilities as FVTPL.

	(o)	New accounting pronouncements

The following standards and interpretations have been issued but are not yet effective and have not been early adopted by the Company:

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments is part of the IASB’s wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The standard will be effective for the Company for the year ended October 31, 2014. The Company has yet to assess the full impact of IFRS 9.

IFRS 10 Consolidated Financial Statements

IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The standard will be effective for the Company for the year ended October 31, 2014. The Company has yet to assess the full impact of IFRS 10.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o) New accounting policies not yet adopted (Continued)

IFRS 11 Joint Arrangements

IFRS 11 describes the accounting for arrangements in which there is joint control; proportionate consolidation is not permitted for joint ventures (as newly defined). IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities — Non-Monetary Contributions by Venturers. The standard will be effective for the Company for the year ended October 31, 2014. The Company has yet to assess the full impact of IFRS 11.

IFRS 12 Disclosures of Interests in Other Entities

IFRS 12 includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The standard will be effective for the Company for the year ended October 31, 2014. The Company has yet to assess the full impact of IFRS 12.

IAS 1 Presentation of Financial Statements

IAS 1 amendment requires components of other comprehensive income (OCI) to be separately presented between those that may be reclassified to income and those that will not. The amendments are effective for annual periods beginning on or after July 1, 2012. The standard will be effective for the Company for the year ended October 31, 2014.

3.	ACQUISITION OF COALHUNTER

On June 1, 2011, the Company completed the acquisition of Coalhunter through a Plan of Arrangement (the “Acquisition”) whereby one Coalhunter common share was exchanged for 0.8 of a common share of the Company. The acquisition resulted in the Company issuing 23,397,002 common shares on the effective date, with a further 5,885,543 common shares reserved for issuance for the exercise of options held by former Coalhunter optionees, the exercise of Coalhunter warrants and pursuant to Coalhunter property acquisition agreements. On completion of the transaction, Coalhunter became a wholly-owned subsidiary of the Company and was renamed Cardero Coal. The Company accounted for the Acquisition using the asset acquisition method as Coalhunter did not represent a business.

The fair value of the common shares of the Company issued in connection with the Acquisition has been determined at $1.50 per share. The fair values of the Company’s share purchase options and warrants issued as replacement options and warrants granted were $2,416,470 and $4,354,140. The Company options vest on December 1, 2011 (25%), June 1, 2012 (25%), and December 1, 2012 (50%). The fair values were calculated using the Black-Scholes pricing model. The fair value of $2,416,470 will be allocated to salaries and benefits over the vesting term. The assumptions used in the calculation are as follows:

	Options	Warrants
Expected life (years)	2.0	2.0
Interest rate	1.45%	1.45%
Volatility (average)	49.89%	52.61%
Dividend yield	0.00%	0.00%

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

3.	ACQUISITION OF COALHUNTER (Continued)

The purchase consideration is comprised of the following:

Total purchase price:
Initial investments in Cardero Coal to acquire a 45.5% interest	$7,205,311
Issuance of 23,397,002 Cardero common shares for 54.5% interest	35,095,503
Fair value of 3,856,400 Cardero warrants as replacement warrants	4,354,140
Transaction costs	922,393
$47,577,347

The fair value of the Cardero Coal assets acquired and liabilities assumed as at the acquisition date were as follows:

Purchase price allocation:
Cash	$2,626,895
Accounts receivable	87,990
Due from Cardero	644,370
Prepaid expenses	5,166
Property, plant and equipment	187,166
Exploration and evaluation advances	166,788
Reclamation deposit	5,000
Exploration and evaluation assets (note 7)	44,320,558
Accounts payable and accrued liabilities	(466,586)
$47,577,347

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

4.	PROPERTY, PLANT AND EQUIPMENT

	Computer
	Equipment
	and	Office		Metallurgy		Leasehold	Mining
	Software	Equipment	Vehicles	Lab	Building	Improvements	Equipment	Total

Cost
Balance, November 1, 2010	$171,624	$99,853	$-	$-	$-	$210,530	$-	$482,007
Additions	207,174	109,084	20,874	508,651	-	134,538	-	980,321
Currency translation adjustments	-	-	-	8,226	-	-	-	8,226

Balance, October 31, 2011	378,798	208,937	20,874	516,877	-	345,068	-	1,470,554
Additions	35,180	98,659	134,563	28,709	231,337	33,116	294,912	856,476
Currency translation adjustments	-	-	-	681	-	-	-	681

Balance, October 31, 2012	$413,978	$307,596	$155,437	$546,267	$231,337	$378,184	$294,912	$2,327,711

Accumulated depreciation
Balance, November 1, 2010	$122,128	$48,402	$-	$-	$-	$113,740	$-	$284,270
Depreciation for the year	87,351	20,428	1,740	102,359	-	55,184	-	267,062
Currency translation adjustments	-	-	-	1,016	-	-	-	1,016

Balance, October 31, 2011	209,479	68,830	1,740	103,375	-	168,924	-	552,348
Depreciation for the year	113,949	35,323	12,872	106,689	17,229	62,628	8,142	356,832
Currency translation adjustments	-	642	1,774	1,403	1,949	-	-	5,768

Balance, October 31, 2012	$323,428	$104,795	$16,386	$211,467	$19,178	$231,552	$8,142	$914,948

Carrying amounts
At November 1, 2010	$49,496	$51,451	$-	$-	$-	$96,790	$-	$197,737
At October 31, 2011	$169,319	$140,107	$19,134	$413,502	$-	$176,144	$-	$918,206
At October 31, 2012	$90,550	$202,801	$139,051	$334,800	$212,159	$146,632	$286,770	$1,412,763

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

5.	INVESTMENTS

	Shares		Warrants
October 31, 2012	Number	Fair Value	Number	Fair Value	Total

Trevali Mining Corporation (“Trevali”)	-	$-	2,074,761	$494,957	$494,957
Wealth Minerals Ltd. (“Wealth”)	5,022,806	577,623	-	-	577,623
Dorato Resources Inc. (“Dorato”)	2,536,000	202,880	-	-	202,880
Indico Resources Ltd. (“Indico”)	50,000	11,000	-	-	11,000
Balmoral Resources Ltd. (“Balmoral”)	240,000	223,200	-	-	223,200
Abzu Gold Inc. (“Abzu Gold”)	9,234,007	923,401	-	-	923,401
Artha Resources Corporation (“Artha”)	2,150,000	96,750	-	-	96,750
Ethos Capital Corp.(“Ethos”)	150,000	42,000	-	-	42,000
		$2,076,854		$494,957	$2,571,811

	Shares		Warrants
October 31, 2011	Number	Fair Value	Number	Fair Value	Total
	Note 15		Note 15
International Tower Hill Mines Ltd. (“ITH”)	3,053,933	$15,330,744	-	$-	$15,330,744
Trevali	11,159,432	10,043,489	4,533,572	506,635	10,550,124
Wealth	5,022,806	1,029,675	-	-	1,029,675
Dorato	2,536,000	304,320	-	-	304,320
Indico	50,000	11,000	-	-	11,000
Balmoral	240,000	235,200	-	-	235,200
Corvus Gold Inc. (“Corvus”)	1,655,711	1,043,098	-	-	1,043,098
Abzu Gold	8,934,007	3,841,623	3,782,000	37,820	3,879,443
Ethos	250,000	167,500	-	-	167,500
		$32,006,649		$544,455	$32,551,104

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

5.	INVESTMENTS (Continued)

	Shares		Warrants
November 1, 2010	Number	Fair Value	Number	Fair Value	Total
	Note 15		Note 15
ITH	4,591,223	$34,847,383	-	$-	$34,847,383
Trevali	7,032,432	9,986,053	2,855,866	1,243,942	11,229,995
Wealth	5,022,806	3,164,368	-	-	3,164,368
Dorato	2,416,000	3,020,000	-	-	3,020,000
Indico	50,000	31,000	-	-	31,000
Kria Resources Ltd. (“Kria”)	15,000,000	3,150,000	15,000,000	2,400,000	5,550,000
Corvus	880,711	871,904	-	-	871,904
Totem Minerals Inc.	3,782,000	3,971,100	-	-	3,971,100
Ethos	100,000	80,000	-	-	80,000
		$59,121,808		$3,643,942	$62,765,750

All the resource related companies are considered to be related parties, with the exception of Trevali, by virtue of having directors and/or officers in common. All investments in shares are classified as available-for-sale under the financial instruments classification except for the investment in Ethos, which is classified as fair value through profit or loss. As investments in warrants are considered to be derivative instruments, they are by definition classified as fair value through profit or loss.

During the year ended October 31, 2012, the Company acquired additional investments for a total cost of $262,113 (2011 - $3,840,623). The Company sold investments for gross proceeds of $31,300,914 (2011 - $12,250,273) at a cost of $21,814,518 (2011 - $3,416,869) for net gains on sale of $9,486,396 (2011 - $14,245,612). Impairment losses on investments amounted to $3,687,101 (2011 - $11,335,318).

		Oct 31, 2012		Oct 31, 2011		Nov 1, 2010
		Exercise	Number of	Exercise	Number of	Exercise	Number of
Warrants	Expiry Date	Price	Warrants	Price	Warrants	Price	Warrants

Trevali	May 11, 2011	$1.30	-	$1.30	-	$1.30	625,000
	May 29, 2011	$1.20	-	$1.20	-	$1.20	67,000
	October 9, 2011	$1.00	-	$1.00	-	$1.00	735,294
	September 1, 2012	$1.50	-	$1.50	1,428,572	$1.50	1,428,572

	July 29, 2012	$1.00	-	$1.00	1,825,000
	January 14, 2012	$1.25	-	$1.25	1,280,000

	January 16, 2014	$1.10	2,074,761	$1.10	-
							2,855,866
			2,074,761		4,533,572

Kria						$0.20	15,000,000

Abzu Gold	December 21, 2011	$0.75	-	$0.75	3,782,000

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

5.	INVESTMENTS (Continued)

During the year ended October 31, 2012, the Company recorded an unrealized loss on the fair value adjustment of derivatives of $754,917 (2011 – unrealized gain of $2,936,073) and received additional share purchase warrants at a value of $705,419 (2011 - $718,580).

6.	EQUITY INVESTMENTS

	(a)	Abzu Resources Ltd. (“Abzu”)

During the year ended October 31, 2010, the Company acquired 9,000,002 shares of Abzu at a gross cost of $1,350,000. As at October 31, 2010, the Company held approximately 31.36% of the outstanding common shares of Abzu.

On December 21, 2010, Totem Minerals Inc. acquired Abzu and changed its name to “Abzu Gold Inc.” (“Abzu Gold”) (note 5) whereby the 9,000,002 shares of Abzu were exchanged for 4,500,001 shares of Abzu Gold. Between November 1, 2010 and December 20, 2010, the Company’s share of Abzu’s results of operations amounted to a loss of $10,775. Following the above acquisition, the Company held 16.32% of Abzu Gold and changed this investment classification to “available-for-sale” from the equity method (note 5). The Company recorded a gain of $3,019,523 on the reclassification, representing the excess of the fair value of the retained investment over the carrying amount of the equity investment at December 21, 2010.

	(b)	Cardero Coal

During the year ended October 31, 2010, the Company acquired 14,200,000 shares of Coalhunter at a gross cost of $4,370,000. As at October 31, 2010, the Company held approximately 42% of the outstanding common shares of Coalhunter.

On December 16, 2010, the Company participated in a private placement in Coalhunter and acquired 5,600,000 special warrants of Coalhunter (“Special Warrants”) at a cost of $2,800,000. Each Special Warrant was exercisable to acquire one common share of Coalhunter, and would be automatically exercised upon the third business day after the issuance of a receipt for a prospectus of Coalhunter qualifying the issuance of the common shares upon the exercise of the Special Warrants. If such receipt was not issued by June 27, 2011, each Special Warrant would thereafter be exercisable to acquire 1.1 common shares, and if such receipt has not been issued by September 27, 2011, each Special Warrant would thereafter be exercisable to acquire 1.11 common shares.

Pursuant to its “top-up” right, on December 21, 2010, the Company acquired by private placement an additional 3,608,143 common shares of Coalhunter at a cost of $0.30 per share, for an additional investment of $1,082,443.

During the year ended October 31, 2011, the Company acquired the balance of Coalhunter’s outstanding securities pursuant to a Plan of Arrangement, effective June 1, 2011 (note 3).

Before the acquisition, the Company’s share of Coalhunter’s results of operations amounted to a loss of $782,419 based upon Coalhunter’s financial statements as of May 31, 2011. The Company held approximately 45.5% (2010 - 42%) of the outstanding common shares of Coalhunter before the Acquisition.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

7.	EXPLORATION AND EVALUATION ASSETS

The Company’s capitalized acquisition and exploration expenditures on its exploration and evaluation assets are as follows:

	Mexico	Argentina	Peru	U.S.A.	Ghana	Canada
	(note 7(a))	(note 7(b))	(note 7(c))	(note 7(d))	(note 7(e))	(note 7(f))	Total

Balance, November 1, 2010	$261,127	$2,471,635	$10,254,095	$2,588,332	$220,916	$-	$15,796,105

Acquisition costs:
Acquisition costs – shares (notes 3)	-	-	-	-	-	44,320,558	44,320,558
Acquisition costs – cash	3,373	8,479	877,561	50,075	-	5,800	945,288
Total acquisition costs	3,373	8,479	877,561	50,075	-	44,326,358	45,265,846

Deferred exploration costs:
Camp	17,504	65,396	653,215	218,207	-	3,155,433	4,109,755
Drilling and analysis	-	94,927	114,397	578,031	-	1,823,913	2,611,268
Personnel and geology	-	61,210	29,700	268,835	-	946,296	1,306,041
Total exploration costs	17,504	221,533	797,312	1,065,073	-	5,925,642	8,027,064
Total expenditures for the year	20,877	230,012	1,674,873	1,115,148	-	50,252,000	53,292,910

Costs recovered – Exploration	(222,000)	-	-	(75,383)	-	-	(297,383)

Write-offs – Acquisition costs	(6,730)	(50,000)	(4,383,054)	-	(50,000)	-	(4,489,784)
Write-offs – Exploration costs	-	-	(7,545,914)	-	(170,916)	-	(7,716,830)
Total write-offs	(6,730)	(50,000)	(11,928,968)	-	(220,916)	-	(12,206,614)
Currency translation adjustments	-	-	-	(96,130)	-	-	(96,130)

Balance, October 31, 2011	$53,274	$2,651,647	$-	$3,531,967	$-	$50,252,000	$56,488,888

Acquisition costs:
Acquisition costs – shares	-	-	-	-	900,000	-	900,000
Acquisition costs – cash	1,545	28,057	-	59,872	5,352,039	5,000,000	10,441,513
Total acquisition costs	1,545	28,057	-	59,872	6,252,039	5,000,000	11,341,513

Deferred exploration costs:
Camp	33,393	-	-	18,744	1,140,263	9,777,358	10,969,758
Drilling and analysis	357,612	1,308	-	44,005	3,224,330	5,069,968	8,697,223
Personnel and geology	61,369	-	-	108,200	1,264,005	3,017,609	4,451,183
Total exploration costs	452,374	1,308	-	170,949	5,628,598	17,864,935	24,118,164
Total expenditures for the period	453,919	29,365	-	230,821	11,880,637	22,864,935	35,459,677

Costs recovered – Exploration	-	(8,250)	-	-	-	-	(8,250)

Write-offs – Acquisition costs	(54,819)	(172,948)	-	-	(198,911)	-	(426,678)
Write-offs – Exploration costs	(452,374)	(2,499,814)	-	-	(175,805)	-	(3,127,993)
Total write-offs	(507,193)	(2,672,762)	-	-	(374,716)	-	(3,554,671)
Currency translation adjustments	-	-	-	7,439	(69,295)	-	(61,856)

Balance, October 31, 2012	$-	$-	$-	$3,770,227	$11,436,626	$73,116,935	$88,323,788

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

7.	EXPLORATION AND EVALUATION ASSETS (Continued)

	(a)	Mexico

During the year ended October 31, 2012, the Company terminated its remaining Mexican property option agreements and wrote off costs totalling $507,193 in the consolidated statement of loss.

	(b)	Argentina

During the year ended October 31, 2012, the Company determined to cease exploration of their Argentinean mineral properties and wrote off costs totalling $2,672,761 in the consolidated statement of loss.

	(c)	Peru

During the year ended October 31, 2011, the Company wrote-off its remaining investment in its remaining Peruvian properties in the amount of $11,928,968. The Company determined not to make the option payment due February 9, 2012 and the agreements with Minera Ataspacas and others regarding its option on certain of the concessions comprised in its Iron Sands Project, Peru have therefore been terminated. The Company has also surrendered all of its 100% owned concessions to the government.

	(d)	United States of America

		i.	TiTac Property, Minnesota

Pursuant to an option agreement dated July 1, 2008 (as amended on July 24, 2008) between the Company and an arm’s length private mineral owner, the Company has a two-year option to enter into a mining lease for an aggregate of 1,402 acres (567 hectares) of mineral rights located in Louis County, Minnesota. The mining lease will grant a lease over any mineral substance of a metalliferous nature, including those intermingled or associated materials or substances, recovered from each ton of crude ore for the purpose of extracting iron (essentially, iron, titanium and vanadium).

The option agreement requires an initial payment of USD 5,000 on execution (paid) plus an extension payment of USD 25,000 due on the first anniversary of the agreement in order to extend the option for an additional year (option exercised). There are no work commitments under the option, but the Company is required to comply with all laws and to maintain specified insurance in place during the option term.

The initial term of the mining lease is for a period of 20 years, provided that the lease may be extended for an additional five-year period if the Company gives notice at least 180 days prior to the end of such term, and has either paid to the owner at least USD 10,000,000 in royalties over the initial term or pays to the owner the difference between the royalties actually paid and USD 10,000,000. In like manner, the lease can be extended for up to three additional five-year terms, provided that the appropriate notice is given and that the Company has paid to the owner at least USD 5,000,000 in royalties during the previous five-year term (or pays any deficiency in cash).

On May 29, 2009, the Company, through Cardero Iron US, exercised its option to enter into a mining lease with respect to the TiTac property in Minnesota, and made the initial USD 2,500 payment required upon execution of the lease (which is dated July 1, 2009).

		ii.	Longnose Property, Minnesota

Pursuant to an agreement dated November 26, 2008 between the Company and an arm’s length individual on behalf of an arm’s length B.C. company, the Company was granted the option to acquire up to an 85% interest in the interest of the optionor in certain existing mineral leases, and in a lease to be entered into, covering 100% of the fee mineral rights (approximately 200 acres) located in St. Louis County, Minnesota, just north of the town of Hoyt Lakes. The Company can earn an initial

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

7.	EXPLORATION AND EVALUATION ASSETS (Continued)

(d)	United States of America (Continued)

	ii.	Longnose Property, Minnesota (Continued)

70% in the interest of the optionor interest by incurring cumulative expenditures of USD 1,850,000 as follows:

  USD 100,000 on or before December 8, 2009 (incurred);
  USD 250,000 on or before December 8, 2010 (incurred);
  USD 500,000 on or before December 8, 2011 (incurred); and
  USD 1,000,000 on or before December 8, 2012 (incurred).

A payment of USD 50,000 (paid) to the optionor is required on or before August 15, 2009 (and each and every August 28 thereafter) to be used by the optionor to make the annual USD 50,000 advance royalty payment due to the underlying landowners. The Company can earn an additional 15% interest of the optionor (85% overall) by delivering a feasibility study (no time limit for delivery). Upon the Company having earned a 70% or 85% interest, the optionor can elect to convert its interest to a 10% net profits interest (if the Company elects not to earn the additional 15% interest) or a 5% net profits interest (if the Company elects to earn the full 85% interest). If the optionor does not so elect, upon the Company having earned its 70% or 85% interest, as applicable, the Company and the optionor will enter into a joint venture, with each party being responsible for its pro rata share of all joint venture expenditures. If a party to the joint venture is diluted to a 10% or lesser interest, such interest will be converted to a 2.5% net profits interest.

(e)	Ghana

On December 8, 2011, three separate prospecting licenses covering the Sheini Iron Ore deposit were granted and Cardero Ghana and a private Ghanaian company have entered into three separate joint ventures (one for each prospecting license), each dated December 12, 2011and amended on November 2, 2012 (which replace all previous agreements between the parties, including the November 22, 2010 agreement), to explore and, if warranted, develop the lands subject to the prospecting licenses. Ghanaian government approval to the three joint venture agreements was obtained on April 10, 2012. All expenditures incurred prior to December 8, 2011 have been included in Property Evaluations in the Statement of Loss. All expenditures incurred after December 8, 2011 were capitalized and included in exploration and evaluation assets.

Under the three joint ventures, Cardero Ghana will fund all expenditures under the particular joint venture and make the following payments to a private Ghanaian company:

For the Sheini Hills North prospecting license:

USD 25,000 upon the agreement to enter into the joint venture (paid prior to December 8, 2011);
USD 250,000 as an initial joint venture payment (paid prior to December 8, 2011);
USD 1,000,000 upon the formation of the joint venture (Effective Date) (paid $800,000 prior to December 8, 2011 and USD 200,000);
USD 1,000,000 six months after the Effective Date (paid prior to December 8, 2011);
USD 500,000 on December 31, 2012;
USD 1,000,000 two years after the Effective Date;
USD 1,000,000 three years after the Effective Date;
USD 500,000 four years after the Effective Date; and
USD 500,000 five years after the Effective Date.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

7.	EXPLORATION AND EVALUATION ASSETS (Continued)

	(e)	Ghana (Continued)

Subsequent to the year ended October 31, 2012, Cardero Ghana elected not to make a payment of USD 500,000 due December 31, 2012 in respect of the joint venture agreement on the Sheini North prospecting license, and is in the process of negotiating an extension for such payment with the joint venture partner. If the payment cannot be renegotiated, and the joint venture partner elects to deliver a notice of default, then Cardero Ghana would be deemed to have withdrawn from the joint venture 21 days after receipt of such notice of default if it does not make the required payment prior to such time. Accordingly, he Company has written off exploration and evaluation assets expenditures related to the Sheini North prospecting license joint venture in the amount of $374,716.

For the Middle Sheini prospecting license:

USD 25,000 upon the agreement to enter into the joint venture (paid prior to December 8,2011);
USD 250,000 as an initial joint venture payment (paid prior to December 8, 2011);
USD 1,000,000 upon the formation of the joint venture (Effective Date) (paid);
USD 1,000,000 six months after the Effective Date (paid);
USD 500,000 one year after the Effective Date (Paid);
USD 1,000,000 two years after the Effective Date;
USD 1,000,000 three years after the Effective Date;
USD 500,000 four years after the Effective Date; and
USD 500,000 five years after the Effective Date.

For the Sheini South prospecting license:

USD 3,000,000 upon the formation of the joint venture (Effective Date) (paid);
USD 100,000 one year after the Effective Date; (paid) and
USD 1,900,000 two years after the Effective Date.

The Company has agreed to issue, subject to regulatory acceptance (received), a finder’s fee of 2,000,000 common shares to an arm’s length British Columbia company in connection with the acquisition of the Sheini project. The shares are to be issued in stages, as to 500,000 upon execution of one or more joint venture agreements on the Sheini properties (issued), and an additional 500,000 shares after 6 (note 16), 12 and 18 months, provided that at least one of the joint venture agreements is still in effect and that further work is planned.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

7.	EXPLORATION AND EVALUATION ASSETS (Continued)

	(f)	Canada – Carbon Creek Property, British Columbia

To acquire its interest in the Carbon Creek Metallurgical Coal Property, Cardero Coal entered into the following agreements:

		i.	Johnson Agreement

On May 18, 2010, Cardero Coal entered into a Coal Tenure Option Agreement, as amended on April 14, 2011 and January 14, 2013, (“Johnson Agreement”) to acquire, subject to the issuance thereof by the BC Government, the coal licenses (“Johnson Licenses”) to be issued pursuant to a coal license application over an area located in the Peace River Land District of British Columbia (4 coal licenses issued June 14, 2012). Consideration for the acquisition of a 100% interest in the Johnson Licenses consists of the following payments, share issuance and option grant:

$75,000 on execution of the Johnson Agreement (paid), an additional $275,000 on or before June 24, 2010 (paid) and a final payment of $5,000,000 due within four months of the date of issuance of the Johnson Licenses (October 14, 2012). As permitted by the Johnson Agreement, Cardero Coal extended the deadline for the final payment from October 14, 2012 until January 14, 2013 by paying $20,000 per month. The deadline has been further extended to February 14, 2013 by Cardero Coal paying a non-refundable cash deposit of $1,000,000 (deducted from the final option payment) on January 14, 2013, plus an additional $20,000. The deadline can be extended for an additional two months to April 2013 by paying $20,000 per month. The final option payment of $4,000,000 is due no later than April 14, 2013 and if not paid the option will terminate;

issuance of 400,000 common shares of the Company concurrently with the $4,000,000 final option payment; and

grant of an option to acquire 1,000,000 common shares of Cardero Coal at an exercise price of $0.15 per share (granted). The option was exercised on March 9, 2011 (prior to the acquisition of Cardero Coal by the Company).

		ii.	Burns Agreement

On June 15, 2010, Cardero Coal entered into an option agreement (“Burns Agreement”) to acquire a lease of the coal situated on 10 Crown granted district lots (“CGDL”) located in the Peace River Land District of British Columbia. To exercise its option, Cardero Coal must pay $6,000,000 (paid). Cardero Coal has exercised the option agreement.

Under the lease agreement (“Burns Lease”), Cardero Coal will pay a 5% “freight on rail” royalty on all coal sold or $2 per metric tonne of coal sold, whichever is greater, and 20% on sales for any coal substances sold or consumed on the CGDL.

		iii.	Joint Venture Agreement

On June 15, 2010, Cardero Coal entered into a joint venture agreement (the “Joint Venture Agreement”) with a private Alberta partnership, to participate in common operation and exploration, development and production of the Carbon Creek Property. Under the Joint Venture Agreement, the Carbon Creek Property subject to the joint venture will consist of Cardero Coal’s interest in the Johnson License (once issued and transferred to Cardero Coal), Cardero Coal’s interest in the Burns Lease (once the option has been exercised), 10 coal licenses held by the joint venture partner (once issued), one coal license held by Cardero Coal (once issued) and any additional coal licenses acquired by a joint venturer within 25 kilometres of the balance of the Carbon Creek Property. Pursuant to the Joint Venture Agreement, the Company will have a 75% interest in the joint venture and is responsible for incurring all costs of carrying out the required exploration, development and mining of the Carbon Creek Property and the marketing of the product produced. The joint venture partner will have a 25% carried interest in the joint venture and will not be required to contribute to any such

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

7.	EXPLORATION AND EVALUATION ASSETS (Continued)

	(f)	Canada – Carbon Creek Property, British Columbia (Continued)

		iii.	Joint Venture Agreement (Continued)

costs. The joint venture partner is entitled to receive 25% of the net proceeds of production following Cardero Coal having recovered, from the proceeds of any production, all monies paid under the Johnson Agreement and all costs incurred by Cardero Coal to develop the mine site and put it into production.

To acquire its interest in the joint venture, the Company was required to issue 1,600,000 common shares (issued) plus warrants to purchase an additional 1,600,000 common shares (issued) and make total payments of $6,000,000(paid).

On June 1, 2011, the Company acquired the balance of the outstanding securities of Cardero Coal (note 3).

	(g)	Title and environmental

Although the Company has taken steps to verify the title to mineral properties in which it has or had a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest). Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples. Environmental legislations are becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislations on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

	(h)	Environmental Expenditures

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries. The Company is not aware of any Provisions for Environmental Rehabilitation as of October 31, 2012.

8.	DEPOSITS

The Company paid $4,500,000 as a non-refundable Commitment Deposit to Ridley Terminals Inc. (the “Terminal”), pursuant to a Terminal Services Agreement dated May 14, 2012 (the “Terminal Agreement”). Pursuant to the Terminal Agreement, the Terminal agrees to provide services to the Company consisting of receiving and storing coal and loading coal onto ships at the Terminal’s bulk materials handling and loading facilities during the period commencing on January 1, 2014 and expiring on December 31, 2028. The Commitment Deposit will be applied against the Terminal’s charges for the shipping of the Company’s coal at a rate of $1/tonne for the first 4,500,000 tonnes.

Remaining deposits consist of $215,000 paid in the event that the Company incurs future reclamation expenditures on Carbon Creek project, a $4,500,000 Commitment Deposit and $139,136 for other security deposits.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

9.	SHARE CAPITAL

	(a)	Authorized

An unlimited number of common shares without par value.

Share issuances

During the year ended October 31, 2012:

i.

On November 29, 2011, the Company completed a non-brokered private placement pursuant to which the Company sold 8,029,750 units (“Units”) at a price of $ 0.95 per Unit for aggregate gross proceeds of $7,628,263. Each Unit consists of one common share of the Company (a “Share”) and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant is exercisable into one additional Share until November 29, 2012 at an exercise price of $1.25.

		ii.	An aggregate of 1,332,600 common shares were issued on exercise of 852,600 agents’ warrants and 480,000 share purchase warrants for gross proceeds of $457,219.

		iii.	The Company issued 1,000,000 common shares with a fair value of $900,000 as a finder’s fee in connection with the acquisition of the Sheini project. (note 7(e)).

During the year ended October 31, 2011:

i.	The Company issued an aggregate 840,000 common shares on exercise of 840,000 options for gross proceeds of $1,026,150.

ii.	The Company issued an aggregate of 443,800 common shares on exercise of 443,800 agents’ warrants for gross proceeds of $ 171,718.

iii.

On June 1, 2011, the Company completed the acquisition of Cardero Coal through a Plan of Arrangement (the “Acquisition”) whereby one Cardero Coal common share was exchanged for 0.8 of a common share of the Company. The acquisition resulted in the Company issuing 23,397,002 common shares at $35,095,503 on the effective date, with a further 5,885,543 common shares reserved for issuance for the exercise of options held by former Cardero Coal optionees, the exercise of Cardero Coal warrants and pursuant to Cardero Coal property acquisition agreements. On completion of the transaction, Cardero Coal became a wholly-owned subsidiary of the Company.

(b)	Share purchase warrants

The following common share purchase warrants entitle the holders thereof to purchase one common share for each warrant. Warrants transactions are as follows:

	2012		2011
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Warrants	Price	Warrants	Price

Warrants outstanding, beginning of the year	3,412,600	$0.39	-	$-
Issued	4,014,875	$1.25	3,856,400	$0.39
Exercised	(1,332,600)	$(0.34)	(443,800)	$(0.39)

Warrants outstanding, end of the year	6,094,875	$0.96	3,412,600	$0.39

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

9.	SHARE CAPITAL (Continued)

	(b)	Share purchase warrants (Continued)

The weighted average remaining contractual life of warrants outstanding at October 31, 2012 was 0.24 year (2011 – 1.11 years).

Warrants outstanding are as follows:

		2012	2011
	Exercise	Number of	Exercise	Number of
Expiry Date	Price	Warrants	Price	Warrants

December 17, 2011	$-	-	$0.63	428,400
March 1, 2012	$-	-	$0.06	240,000
March 29, 2012	$-	-	$0.16	5,600
April 6, 2012	$-	-	$0.16	12,600
May 20, 2012	$-	-	$0.06	120,000
June 14, 2012	$-	-	$0.38	336,000
June 15, 2012	$-	-	$0.06	120,000
September 22, 2012	$-	-	$0.44	70,000
November 29, 2012	$1.25	4,014,875	$-	-
January 12, 2013	$0.13	240,000	$0.13	240,000
May 29, 2013	$0.13	240,000	$0.13	240,000
June 1, 2013	$0.50	1,600,000	$0.50	1,600,000
		6,094,875		3,412,600

(c)	Stock options

The Company has a stock option plan whereby the Company may grant options to directors, officers, employees and consultants to purchase common shares, provided that the aggregate number of shares subject to such options may not exceed 10% of the common shares outstanding at the time of any grant (not including agent or broker options). The exercise price of each option is required to be set at the higher of the closing price of the Company’s common shares on the trading day prior to the date of grant and the five-day volume-weighted average trading price for the five trading days prior to the date of grant (without any discounts). The option term and vesting period is determined by the Board of Directors within regulatory guidelines (the maximum term is ten years). All options are recorded at fair value when granted and are vested at the date for grant. A summary of the status of the stock option plan as of October 31, 2012 and 2011 and changes during the years ended on those dates is presented below:

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

9.	SHARE CAPITAL (Continued)

	(c)	Stock options (Continued)

	2012		2011
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price

Options outstanding, beginning of the year	6,599,143	$1.04	5,310,000	$1.23
Granted pursuant to Acquisition (note 3)	-	$-	2,029,143	$0.32
Granted	6,537,000	$1.05	1,100,000	$1.83
Expired	(3,570,000)	$1.21	(1,000,000)	$1.30
Exercised	-	$-	(840,000)	$1.22

Options outstanding, end of the year	9,566,143	$0.98	6,599,143	$1.04

The weighted average remaining contractual life of options outstanding at October 31, 2012 was 1.19 year (2011 – 1.02 years).

The weighted average market price for 840,000 options exercised during the year ended October 31, 2011 was $1.84.

Stock options outstanding are as follows:

	2012			2011
			Exercisable			Exercisable
	Exercise	Number of	at year	Exercise	Number of	at year
Expiry Date	Price	Options	End	Price	Options	End

December 1, 2011	$-	-	-	$1.31	360,000	360,000
February 2, 2012	$-	-	-	$1.41	500,000	500,000
July 29, 2012	$-	-	-	$1.16	1,485,000	1,485,000
August 11, 2012	$-	-	-	$1.16	1,125,000	1,125,000
September 8, 2012	$-	-	-	$1.28	100,000	100,000
January 28, 2013	$1.83	1,000,000	1,000,000	$1.83	1,000,000	1,000,000
June 1, 2013	$0.06	280,000	140,000	$0.06	280,000	-
June 1, 2013	$0.16	100,000	50,000	$0.16	100,000	-
June 1, 2013	$0.31	320,000	160,000	$0.31	320,000	-
June 1, 2013	$0.38	980,000	490,000	$0.38	980,000	-
June 1, 2013	$0.44	349,143	174,572	$0.44	349,143	-
November 9, 2013	$1.10	1,400,000	1,400,000	$-	-	-
January 26, 2014	$1.51	1,500,000	1,500,000	$-	-	-
March 23, 2014	$1.16	537,000	537,000	$-	-	-
September 27, 2014	$0.78	3,100,000	3,100,000	$-	-	-

		9,566,143	8,551,572		6,599,143	4,570,000

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

9.	SHARE CAPITAL (Continued)

	(c)	Stock options (Continued)

The Company uses the fair value method for determining share-based payments for all options granted. The fair value was determined using the Black-Scholes option pricing model based on the following weighted average assumptions:

	2012	2011

Expected life (years)	2.0	2.0
Interest rate	1.05%	1.35%
Volatility	59.34%	61.21%
Dividend yield	0.00%	0.00%

Share-based payment charges for the year ended October 31, 2012 totalled $3,350,460 (2011 - $1,301,935), allocated as follows:

	2012	2011

Consulting fees	$106,937	$15,135
Investor relations	204,222	294,066
Professional fees	179,305	-
Salaries and benefits	2,859,996	992,734

	$3,350,460	$1,301,935

The weighted average fair value of options granted during the year was $0.32 (October 31, 2011 - $0.60).

10.	RELATED PARTY TRANSACTIONS

(a) Related parties

Effective October 1, 2005, the Company retained Mr. Carlos Ballon of Lima, Peru, to provide management services on behalf of the Company in Peru through his private Peruvian company, Koripampa, for a fee of USD 7,500 per month, which has been expensed to consulting fees. Mr. Ballon became President of Cardero Peru in April 2006. Prior to Mr. Ballon becoming a related party, the Company entered into a number of mineral property acquisition/option agreements with either Koripampa or Sudamericana de Metales Peru S.A., another private Peruvian company controlled by Mr. Ballon.

The presidents of MMC provide management services for USD 5,000 per month, which is expensed to consulting fees.

The Company has entered into a retainer agreement dated May 1, 2007 with Lawrence W. Talbot Law Corporation (“LWTLC”), pursuant to which LWTLC agrees to provide legal services to the Company. Pursuant to the retainer agreement, the Company has agreed to pay LWTLC a minimum annual retainer of $82,500 (plus applicable taxes and disbursements). The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year’s notice (or payment of one year’s retainer in lieu of notice).

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

10.	RELATED PARTY TRANSACTIONS (Continued)

	(b)	Due to related parties

During the years ended October 31, 2012 and 2011, the Company incurred the following expenses to officers or directors of the Company or companies with common directors:

	2012	2011

Consulting fees	$255,000	$115,000
Professional fees	$87,500	$82,500

Professional fees include amounts paid to a law firm of which an officer is a shareholder.

(c)	Due from related parties

Amounts due from related parties are comprised as follows:

	2012	2011

Unsecured promissory notes, 1% per annum, due the earlier of 30 days after demand or the due date, if applicable:
Trevali	$-	$142,945
Wealth	-	495,312
Dorato	-	261,882
Indico	198,239	49,891
Abzu Gold	230,606	171,268
IMM	-	18,805
ITH	1,141	22,899
Others	93,626	76,041

	$523,612	$1,239,043

The Company recovered $774,698 during the year ended October 31, 2012 (2011 - $1,331,389) in rent and administration costs from Wealth, ITH, Dorato, Indico, Balmoral, Abzu Gold, Corvus and LWTLC, companies with common officers or directors.

Due to the current equity market condition, during the year ended October 31, 2012 the Company assessed the collectability of amounts due from related parties. The Company has concluded the amounts due from Wealth and Dorato are unlikely to be collected in the foreseeable future and have recognized an impairment loss of $1,112,726. The Company will continue to assess the collectability of these amounts and will make the appropriate adjustments in the future if these are collected.

These related party transactions have been measured by the exchange amount, which is the amount agreed upon by the transacting parties.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

10.	RELATED PARTY TRANSACTIONS (Continued)

	(d)	Management Compensation

Key management personnel compensation comprised:

	2012	2011

Wages and benefits	$959,167	$578,333
Share-based payments	$1,481,212	$1,154,674
	$2,440,378	$2,022,160

(e)	Loan receivable

On January 14, 2011, the Company entered into a loan agreement with Kria Resources Ltd. (“Kria”) whereby the Company advanced Kria $8,064,000 (the “Loan”) and was due on January 13, 2012. The Loan bore interest at 10% per annum, calculated monthly, not in advance.

The Company received repayment of the USD 8,000,000 loan plus USD 645,260 (totaling CAD $8,783,463) in interest from Trevali on January 16, 2012. The loan was repaid as follows:

USD 5,000,000 (CAD $5,090,000) in cash, and

Through the issuance of 4,149,521 units (“Units”) of Trevali at a deemed price of $0.90 per Unit. Each Unit is comprised of one common share of Trevali (“Common Share”) and one-half of one transferrable common share purchase warrant (a “Warrant”). Each whole Warrant will entitle the holder thereof to purchase one Common Share (“Warrant Share”) at a price of $1.10 per share until January 16, 2014. The Common Shares, Warrants and any Warrant Shares issued are subject to a hold period in Canada expiring on May 17, 2012. The fair value of the Units was $5,062,416 ($1.22 per Unit). This resulted in $1,368,953 gain on loan settlement.

11.	GEOGRAPHIC SEGMENTED DATA

The Company operates in one industry segment, the mineral resources industry, and in six geographical segments, Canada, United States, Ghana, Peru, Mexico, and Argentina. The significant asset categories identifiable with these geographical areas are as follows:

	October 31, 2012
	Canada/US	Ghana	Others	Total

Exploration and evaluation assets	$76,887,162	$11,436,626	$-	$88,323,788
Cash and cash equivalents	2,111,708	638	30,153	2,142,499
Resource related investments	2,571,811	-	-	2,571,811
Others	12,510,277	413,254	339,813	13,263,344

Total Assets	$94,080,958	$11,850,518	$369,966	$106,301,442

Total liabilities	7,695,639	1,224,107	155,017	9,074,763
Interest revenue	149,434	-	-	149,434
Depreciation	319,063	30,481	-	349,544
Net loss	8,874,384	1,004,910	1,714,805	11,594,099

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

11.	GEOGRAPHIC SEGMENTED DATA (Continued)

	October 31, 2011
	Canada/US	Ghana	Others	Total

Exploration and evaluation assets	$53,783,967	$-	$2,704,921	$56,488,888
Cash and cash equivalents	5,819,881	1,473	164,280	5,985,634
Resource related investments	32,551,104	-	-	32,551,104
Others	12,900,977	-	551,736	13,452,713

Total Assets	$105,055,929	$1,473	$3,420,937	$108,478,339

Total liabilities	3,915,783	997	121,481	4,038,261
Interest revenue	1,659,273	-	-	1,659,273
Depreciation	244,935	-	-	244,935
Net (income) loss	(41,813,006)	3,343,187	63,618,696	25,148,877

	November 1, 2010
	Canada/US	Ghana	Others	Total

Resource properties	$2,588,332	$220,916	$12,986,857	$15,796,105
Cash and cash equivalents	6,192,603	-	46,071,400	52,264,003
Resource related investments	62,765,750	-	-	62,765,750
Equity investments	5,236,540	-	-	5,236,540
Others	1,152,536	-	1,009,675	2,162,211

Total Assets	$77,935,761	$220,916	$60,067,932	$138,224,609

Total liabilities	594,499	-	27,084,902	27,679,401
Interest revenue	36	-	-	36
Depreciation	69,463	-	-	69,463
Net (income) loss	9,967,656	-	(56,024,967)	(46,057,311)

12.	COMMITMENTS

The Company entered into a lease dated November 18, 2010 for office space located at 2300 – 1177 West Hastings Street, Vancouver for a term commencing April 1, 2011 for a period of ten years to March 31, 2021 (subject to renewal for an additional five years). The rent for the first three years is $312,579 per annum, plus operating costs and $335,733 per annum, plus operating costs for the next two years.

The Company’s subsidiary Cardero Coal entered into a lease dated November 24, 2011 for office space located at 1800 - 1177 West Hastings Street, Vancouver for a term commencing May 1, 2012 for a period of eight years and eleven months. The rent for the first three years is $139,023 per annum, plus operating costs and $149,321 plus operating costs per annum for the next two years.

Other commitments are disclosed elsewhere in these consolidated financial statements.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

13.	RISK AND CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company manages its capital structure, and makes adjustments to it, based on the funds available to the Company in order to support future business opportunities. The Company defines its capital as shareholders’ equity. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company currently has no source of revenues; as such, the Company is dependent upon external financings or the sale of assets (or an interest therein) to fund activities. In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the year ended October 31, 2012. The Company is not subject to externally imposed capital requirements.

The Company classified its cash and cash equivalents as loans and receivables; accounts receivable and due from related parties as loans and receivables; and accounts payable and accrued liabilities as other financial liabilities. The classification of resource related investments is set out in note 5. The carrying values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments. The fair values of amounts due from related parties have not been disclosed, as their fair values cannot be reliably measured since the parties are not at arm’s length.

IFRS 7 Financial instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 –	quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 –	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 –	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy requires the use of observable market inputs whenever such input exists. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

The following table sets forth the Company’s significant financial assets measured at fair value by level within the fair value hierarchy.

October 31, 2012	Level 1	Level 2	Level 3	Total
Resource related investments	2,076,854	494,957	-	2,571,811

October 31, 2011	Level 1	Level 2	Level 3	Total
Resource related investments	32,006,649	544,455	-	32,551,104

November 1, 2010	Level 1	Level 2	Level 3	Total
Resource related investments	59,121,808	3,643,942	-	62,765,750

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

13.	RISK AND CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

The Company’s exposure to risk on its financial instruments is summarized below:

(a) Credit risk

The Company manages credit risk, in respect of cash and cash equivalents, by purchasing highly liquid, short-term investment grade securities held at major financial institutions in Canada, Ghana and Peru in accordance with the Company’s investment policy. In regards to amounts receivable, the Company is not exposed to significant credit risk, as they are primarily due from governmental agencies.

	Oct 31, 2012	Oct 31, 2011	Nov 1, 2010

Bank accounts - Canada	$2,035,588	$5,821,354	$6,035,679
Bank accounts - Ghana	638	1,473	-
Bank accounts - Peru	11,569	457	46,042,361
Bank accounts - Others	94,704	162,350	185,963
	$2,142,499	$5,985,634	$52,264,003

The credit risk associated with cash and cash equivalents is minimized substantially by ensuring that these financial assets are placed with major financial institutions with strong investment-grade ratings given by a primary ratings agency. The Company does not hold any asset-backed securities.

With respect to the $523,612 due from related parties at October 31, 2012, of which $453,537 were past due (October 31, 2011 - $1,239,043, November 1, 2010 - $1,361,550), the maximum exposure to credit risk is the carrying value of the receivables as the Company does not have any collateral for the receivables.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in settling its commitments. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. The Company normally maintains sufficient cash to meet the Company’s business requirements. However, at October 31, 2012, the cash balance of $2,142,499 would be insufficient to meet the cash requirements for the Company’s administrative overhead, maintaining its mineral interests and continuing with its exploration program in the coming year. Therefore, the Company will be required to raise additional capital in order to fund its operations in fiscal 2013 (see notes 1 and 17). At October 31, 2012, the Company had accounts payable and accrued liabilities of $8,794,157, which are due within 30 days. The long-term liability of $280,606 is related to the lease obligation on the Company’s leased grader.

(c)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

	i.	Interest rate risk

The Company’s cash and cash equivalents consist of cash held in bank accounts and guaranteed investment certificates that earn interest at variable interest rates. Due to the amount and short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of October 31, 2012.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

13.	RISK AND CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

	(c)	Market risk

		ii.	Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary financial instruments are denominated in United States, Mexican, Argentinean, Peruvian and Ghanaian currencies. The Company has not entered into any foreign currency contracts to mitigate this risk as it believes this risk is minimized by the amount of cash held in these foreign jurisdictions. The Company’s sensitivity analysis suggests that a consistent 5% change in the rate of exchange in all foreign jurisdictions where it has assets employed would change foreign exchange gain or loss by $53,575 (2011 - $11,839).

		iii.	Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company’s investments are carried at market value and are, therefore, directly affected by fluctuations in the market value of the underlying securities. The Company’s sensitivity analysis suggests that a 1% change in market prices would change the value of the resource related investments by $25,718.

14.	INCOME TAXES

Income tax expense is different from the amount that would result from applying the Canadian and federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

	2012	2011
		(note 15)
Income (loss) before income taxes	$(10,507,323)	$(20,730,955)
Canadian federal and provincial income tax rates	25.25%	26 83%
Income tax expense (recovery)	(2,653,099)	(5,562,115)
Increase (decrease) due to:

Non-deductible expenses	50,938	38,991
Stock-based compensation	845,991	469,049
Non-taxable portion of capital gains	(686,660)	(991,889)
Write-off of exploration and evaluation assets	692,168	3,275,441
Losses for which no tax benefit has been recorded	2,869,339	5,535,023
Change in enacted tax rates	27,707	828,255
Withholding taxes	-	859,159
Foreign exchange and other translation adjustments	43,657	-
Difference between Canadian and foreign tax rates	(103,265)	(33,992)

Income tax expense	$1,086,776	$4,417,922

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

14.	INCOME TAXES (Continued)

The components of unrecognized net deferred tax assets (liabilities) are as follows:

	2012	2011

Non-capital loss carry-forwards	$10,559,384	$14,587,869
property and equipment	208,258	133,630
Share issue costs	65,643	162,765
Exploration and evaluation assets	1,348,251	5,585,137
Resource related investments	779,601	(854,452)
Other	779,113	1,450,635

	13,740,250	21,065,584

The Company has available approximate non-capital losses that may be carried forward to apply against future years' income for income tax purposes in all jurisdictions. The losses expire as follows:

Available to	Canada	Foreign	Total

2013	$-	$1,597,076	$1,597,076
2014	-	1,686,900	1,686,900
2015	-	507,503	507,503
2016	-	350,044	350,044
2017	-	1,033,572	1,033,572
2018	-	276,478	276,478
2019	-	1,277,462	1,277,462
2020	-	303,913	303,913
2021	-	288,596	288,596
2022	-	1,396,751	1,396,751
2023	-	401,541	401,541
2026	1,236,469	-	1,236,469
2027	3,393,725	69,804	3,463,529
2028	4,039,551	354,363	4,393,914
2029	2,635,510	230,673	2,866,183
2030	6,553,624	559,083	7,112,707
2031	1,301,329	659,878	1,961,207
2032	1,232,777	240,354	1,473,131
Deferred expiry	-	6,307,268	6,307,268

	$20,392,985	$17,541,259	$37,934,244

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

15.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

As stated in note 2, these are the Company’s the first annual consolidated financial statements prepared in accordance with IFRS. An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position and comprehensive income is set out in this note.

The accounting policies set out in note 2 have been applied in preparing the consolidated financial statements as at and for the year ended October 31, 2012, the comparative information presented in these financial statements as at and for the year ended October 31, 2011 and date of transition November 1, 2010.

First time adoption of IFRS

The Company has adopted IFRS on November 1, 2011 with a transition date of November 1, 2010. Under IFRS 1 First time adoption of International Financial Reporting Standards (“IFRS 1”), the IFRS standards are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under GAAP taken to deficit, with IFRS 1 providing for certain optional and mandatory exemptions to this principle.

Below are the adjustments necessary for the IFRS transition, including exemptions taken at the transition date:

	(a)	Share-based payment transactions

IFRS 1 allows that full retrospective application may be avoided for certain share-based instruments depending on the grant date, vesting terms and settlement of any real liabilities. A first-time adopter can elect to not apply IFRS 2 to share-based payments granted after November 7, 2002 that vested before the later of (i) the date of transition to IFRS and (ii) January 1, 2005. The Company has elected this exemption and will apply IFRS 2 to only unvested stock options as at the transition date of November 1, 2010.

	(b)	Estimates

The estimates previously made by the Company under pre-changeover Canadian GAAP were not revised for the application of IFRS except where necessary to reflect any difference in accounting policy or where there was objective evidence that those estimates were in error. As a result the Company has not used hindsight to revise estimates.

	(c)	Business combination

IFRS 1 allows that a first-time adopter may elect not to apply IFRS 3 Business Combinations (IFRS 3) retrospectively to business combinations prior to the date of transition, avoiding the requirement to restate prior business combinations. The Company has elected to only apply IFRS 3 to business combinations that occur on or after November 1, 2010.

	(d)	Fair value as deemed cost

The Company may elect among two options when measuring the value of its assets under IFRS. It may elect, on an asset by asset basis, to use either historical cost as measured under retrospective application of IFRS or fair value of an asset at the opening balance sheet date. The Company has elected to use historical cost for its assets.

	(e)	Income taxes

Under IFRS there is an initial recognition exemption for temporary differences arising from assets or liabilities subject to a transaction that is not a business combination and, at the time of the transaction, do not affect profit and loss for accounting or tax purposes. No such exemption is available under Canadian GAAP. During the year ended October 31, 2011, a tax liability associated with an asset acquisition that did not constitute a business combination (see note 3) was reversed with an associated reduction of exploration and evaluation assets.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

15.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued) First time adoption of IFRS (Continued)

	(e)	Income taxes (continued)

Impact on consolidated financial statements:

	October 31	November 1
	2011	2010

Reduction of exploration and evaluation assets	$(11,713,033)	$-
Reduction of deferred income tax liability	$11,713,033	$-

(f)	Investments in associates

As at November 1, 2010, the Company held approximately 31.36% of the outstanding common shares of Abzu. On December 21, 2010, Totem Minerals Inc. acquired Abzu and changed its name to “Abzu Gold Inc.” Following the above acquisition, the Company held 16.32% of Abzu Gold and changed this investment classification to “available-for-sale” from the equity method.

Under Canadian GAAP, the reclassification from equity investments to resource related investments was recorded at the carrying value of the equity investment at December 21, 2010. Under IFRS, the retained investment was measured at the fair value on the date of reclassification, with the difference between fair value and carrying value recorded in profit or loss. This change in accounting policy resulted in a $3,019,523 increase in gain on reclassification and a corresponding reduction in other comprehensive income for the year ended October 31, 2011.

(g)	Cumulative translation differences

IFRS 1 allows that a first-time adopter may elect to deem all cumulative translation differences to be zero at the date of transition. The Company has elected this exemption and as such all cumulative translations amounts to November 1, 2010 are included in deficit.

Functional and presentation currency

The functional currency of Cardero Ghana and Cardero Iron US is US dollars, and for all other entities within the Group, the functional currency is Canadian dollar, as at the transition date of November 1, 2010. The consolidated financial statements are presented in Canadian Dollar (“$”) which is the Group’s presentation currency.

IAS 21 – “The effects of Changes in Foreign Exchange Rates” differs from the Canadian GAAP equivalent, applied by the Group until October 31, 2011. IAS 21 requires an entity to measure its assets, liabilities, revenue and expenses in its functional currency. It has been determined that as at the transition date of November 1, 2010, the functional currency of Cardero Ghana and Cardero Iron US is US dollars (“USD”) and for all other entities within the Group, the functional currency is Canadian dollars. Prior to the adoption of IFRS, the functional currency of the Group was the Canadian Dollars (“$”).

Under IAS 21, the assets and liabilities of the Group are translated from Cardero Ghana and Cardero Iron US’ functional currency USD, to the presentation currency at the reporting date. The income and expenses are translated to the Group’s presentation currency, which is $ at the dates of the transactions. Foreign currency differences are recognized directly in other comprehensive income within the foreign currency translation reserve.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

15.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued) First time adoption of IFRS (Continued)

	(g)	Cumulative translation differences

Impact on Consolidated Financial Statements

	October 31,	November 1,
	2011	2010

Exploration and evaluation assets	$(96,130)	$(60,645)
Accumulated other comprehensive income	$96,130	$60,645

Prior Period Revisions

(h)	Investments

During the year ended October 31, 2012, an adjustment to correct an error in the accounting for resource related investments which occurred in the years ended October 31, 2010 and 2011 was recorded. The adjustment relates to the initial recognition and subsequent remeasurement of resource related investments at fair value and deferred taxes on unrealized gains and losses. As at and for the year ended October 31, 2010, this correction results in a $2,080,100 increase in the carrying value of resource related investments, a $913,114 increase in accumulated other comprehensive income, and a $1,116,986 increase deficit. As at and for the year ended October 31, 2011, this correction results in a $908,643 decrease in other comprehensive income, a $667,139 increase in net income, a $1,821,758 increase in accumulated other comprehensive income, and a $1,821,758 increase in deficit.

Impact on Consolidated Financial Statements

	October 31,	November 1,
	2011	2010
Balance Sheet
Investments	$-	$2,080,100
Accumulated other comprehensive income	(1,821,758)	(913,114)
Deficit	1,821,758	(1,166,986)
Comprehensive Loss
Impairment losses on available-for-sale investments	4,841,458	-
Unrealized (gain) loss on derivative investments	316,183	-
Interest income	(238,623)	-
Realized (gain) loss on the sale of available-for-sale investments	(5,412,208)	-
Deferred tax expense (recovery)	(173,949)	-
Net Income	(667,139)	-
Other Comprehensive Loss	908,643	-
Comprehensive Loss	$241,504	$-

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

15.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Prior Period Revisions (Continued)

(i) Share-based payments

During the year ended October 31, 2012, an adjustment to correct share-based payments incorrectly recognized as a cost of the Coalhunter acquisition which occurred in the year ended October 31, 2011 was recorded. As at and for the year ended October 31, 2011, this correction results in a $988,347 reduction in the carrying value of exploration and evaluation assets, a $542,218 reduction in contributed surplus, and a $446,129 increase in share-based payments expense and deficit.

Impact on Consolidated Financial Statements

October 31, 2011

Exploration and Evaluation Assets	$(988,347)
Comprehensive Loss and Deficit	$446,129
Contributed Surplus	$542,218

Reconciliation to previously reported financial statements

A reconciliation of the above noted changes is included in these following Consolidated Statements of Financial Position and Statements of Comprehensive Income (Loss) for the dates and periods noted below. The effects of transition from Canadian GAAP to IFRS on the cash flow are not material; therefore a reconciliation of the Consolidated Statements of Cash Flows has not been presented.

  Transitional Consolidated Statement of Financial Position Reconciliation – November 1, 2010.
  Consolidated Statement of Comprehensive Loss Reconciliation – year ended October 31, 2011.
  Consolidated Statement of Financial Position Reconciliation – October 31, 2011

Reconciliation of pre-changeover CGAAP Shareholders’ Equity to IFRS is included in Consolidated Statement of Financial Position Reconciliation – October 31, 2011.

As there have been no adjustments to the net cash flows, no reconciliation of the Statement of Cash Flows has been prepared.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

15.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued) Transition Consolidated Statement of Financial Position Reconciliation – November 1, 2010

		Prior	Effect of
	Canadian	Period	Transition to
	GAAP	Revision	IFRS	Ref	IFRS

ASSETS
Current
Cash and cash equivalents	$52,264,003	-	$-		$52,264,003
Accounts receivable	267,431	-	-		267,431
Due from related parties	1,361,550	-	-		1,361,550
Prepaid expenses	335,493	-	-		335,493

Total Current Assets	54,228,477	-	-		54,228,477

Property, Plant and Equipment	197,737	-	-		197,737
Resource Related Investments	60,685,650	2,080,100	-	(h)	62,765,750
Equity Investments	5,236,540	-	-		5,236,540
Exploration and Evaluation Assets	15,856,750	-	(60,645)	(g)	15,796,105

Total Assets	$136,205,154	2,080,100	$(60,645)		$138,224,609

LIABILITIES
Current
Accounts payable and accrued liabilities	$832,087	-	$-		$832,087
Income taxes payable	26,847,314	-	-		26,847,314

Total Liabilities	27,679,401	-	-		27,679,401

SHAREHOLDERS’ EQUITY
Share capital	69,890,947	-	-		69,890,947
Contributed surplus	14,726,585	-	-		14,726,585
Accumulated other comprehensive income	30,227,593	913,114	-	(g, i)	31,140,707
Deficit	(6,319,372)	1,166,986	(60,645)	(h, i)	(5,213,031)

Total Shareholders’ Equity	108,525,753	2,080,100	(60,645)		110,545,208

Total Liabilities and Shareholders’ Equity	$136,205,154	2,080,100	$(60,645)		$138,224,609

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

15.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued) Consolidated Statement of Comprehensive Loss Reconciliation – Year ended October 31, 2011

		Prior	Effect of
	Canadian	Period	Transition to
	GAAP	Revision	IFRS	Ref	IFRS

Administrative Expenses
Consulting fees	$1,324,798	$-	$-		$1,324,798
Corporate development	606,239	-	-		606,239
Depreciation	244,935	-	-		244,935
Insurance	108,928	-	-		108,928
Investor relations	650,779	-	-		650,779
Office costs	736,844	-	-		736,844
Professional fees	977,197	-	-		977,197
Property evaluations	3,610,508	-	-		3,610,508
Regulatory and transfer agent fees	221,064	-	-		221,064
Salaries and benefits	3,840,081	446,129	-	(a)	4,286,210
Travel	225,639	-	-		225,639
Loss Before Other Items and Income
Taxes	(12,547,012)	(446,129)	-		(12,993,141)

Other Items
Foreign exchange loss	984,660	-	-		984,660
Interest income, net of bank charges	1,420,650	238,623	-	(j)	1,659,273
Realized gain on sale of available-for-sale investments	8,833,404	5,412,208	-	(k)	14,245,612
Unrealized gain on derivative investments	(2,936,073)	(316,183)	-	(h,j)	(3,252,256)
Unrealized gain on fair value through profit or loss investment	(59,500)	-	-		(59,500)
Write-off of resource properties	(12,206,614)	-			(12,206,614)
Impairment losses on available-for-sale investments	(2,837,978)	(4,841,458)	(3,655,882)	(h,l)	(11,335,318)
Gain on the reclassification of investments from equity investment to resource related investments	-	-	3,019,523	(f)	3,019,523
Loss on equity investments	(793,194)	-	-		(793,194)
	(7,594,645)	493,190	(636,359)		(7,737,814)

Income (Loss) Before Income Taxes	(20,141,657)	47,061	(636,359)		(20,730,955)

Income Taxes
Current expense	(859,159)	-	-		(859,159)
Deferred expense	(3,732,712)	173,949	-	(l)	(3,558,763)
	(4,591,871)	173,949	-		(4,417,922)

Net Income (Loss) for the Period	(24,733,528)	221,010	(636,359)		(25,148,877)
Other Comprehensive Loss for the Period	(21,152,029)	908,643	(3,108,442)	(f, g, j, k)	(23,351,828)

Comprehensive Loss for the Period	$(45,885,557)	$1,129,653	(3,744,801)		$(48,500,705)

Basic and Diluted Income (Loss) Per Common Share	$(0.36)				$(0.36)

Weighted Average Number of Common Shares outstanding	68,988,456				68,988,456

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

15.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued) Consolidated Statement of Financial Position Reconciliation – October 31, 2011

		Prior	Effect of
	Canadian	Period	Transition to
	GAAP	Revision	IFRS	Ref	IFRS

ASSETS
Current
Cash and cash equivalents	$5,985,634	$-	$-		$5,985,634
Accounts receivable	1,434,077	-	-		1,434,077
Due from related parties	1,239,043	-	-		1,239,043
Loan receivable	8,580,096	-	-		8,580,096
Prepaid expenses	356,191	-	-		356,191

Total Current Assets	17,595,041	-	-		17,595,041

Property, Plant and Equipment	910,996	-	7,210	(g)	918,206
Resource Related Investments	32,551,104	-	-		32,551,104
Exploration and Evaluation Advances	810,100	-	-		810,100
				(a, e
Exploration and Evaluation Assets	69,347,042	(988,347)	(11,869,807)	& g)	56,488,888
Reclamation Deposit	115,000	-	-		115,000

Total Assets	$121,329,283	(988,347)	$(11,862,597)		$108,478,339

LIABILITIES
Current
Accounts payable and accrued liabilities	$4,038,261	$-	$-		$4,038,261

Deferred income tax liability	11,713,033	-	(11,713,033)	(e)	-

Total liabilities	15,751,294	-	(11,713,033)		4,038,261

SHAREHOLDERS’ EQUITY
Share capital	107,237,122	-	-		107,237,122

Contributed surplus	20,318,203	(542,218)	-	(a)	19,775,985
Accumulated other comprehensive income	9,075,564	1,821,758	(3,108,443)	(f-h, j-l)	7,788,879
				(a, f,
Deficit	(31,052,900)	(2,267,887)	2,958,879	h, j-l)	(30,361,908)

Total Shareholders’ Equity	105,577,989	(988,347)	(149,564)		104,440,078

Total Liabilities and Shareholders’ Equity	$121,329,283	$(988,347)	$(11,862,597)		$108,478,339

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2012 and 2011

16.	SUPPLEMENTAL CASH FLOW INFORMATION

	2012	2011

Supplemental Cash Flow Information

Accounts payable related to property expenditure	$7,815,244	$3,195,677
Shares issued on Acquisition of Coalhunter (note 3)		$35,095,503
Accounts receivable related to property expenditure	$-	$769,880
Shares issued for finder’s fee (notes 7(e) and 9(a))	$900,000	$-
Income taxes paid	$-	$25,601,634

17.	SUBSEQUENT EVENTS

Subsequent to October 31, 2012:

(a)

On December 19, 2012, the Company closed the first tranche of a non-brokered financing, issuing 7,966,794 shares to raise gross proceeds of $3,585,057. The Company paid cash finder’s fees of $51,068 and issued 114,000 finder’s warrants, with each finder’s warrant exercisable to purchase one share at a price of $0.50 until December 19, 2013.

(b)

On December 28, 2012, the Company closed the non-brokered private placement of flow-through common shares, issuing 6,000,800 flow-through common shares at a price of $0.50 per share to raise gross proceeds of $3,000,400. All common shares issued will have a hold period expiring on April 28, 2013. The Company paid aggregate finder’s fees of $175,824 in cash plus 351,648 finder’s warrants. Each finder’s warrant is exercisable to purchase one non-flow-through common share at $0.55 per share until December 28, 2013.

	(c)	On November 29, 2012, 4,014,875 share purchase warrants at a price of $1.25 expired.

	(d)	On January 4, 2013, the Company granted 200,000 stock options exercisable at a price of $0.45 for a period of two years.

	(e)	On January 11, 2013, 240,000 share purchase warrants were exercised at $0.125 per share.

ITEM 19.      EXHIBITS

1.1	(1) Current Notice of Articles

1.2	New Articles as amended and effective March 22, 2011

4.1	2012 Incentive Stock Option Plan

4.2	Form of Stock Option Agreement under 2012 Incentive Stock Option Plan

4.3	Form of Subscription Agreement utilized in Cardero Private Placement which closed on November 29, 2011

4.4	Form of Warrant Certificate utilized in Cardero Private Placement which closed on November 29, 2011

4.5	Form of Subscription Agreement utilized in Cardero Private Placement which closed on December 20, 2012

4.6	Arrangement Agreement dated April 18, 2011 between Cardero and Coalhunter with respect to the acquisition by Cardero of the outstanding securities of Coalhunter

4.7	Coal Tenure Option Agreement dated May 18, 2010 between Alan A. Johnson and Coalhunter

4.8	Coal Tenure Option Agreement Amending Agreement dated April 14, 2011 between Alan A. Johnson and Coalhunter

4.9	Coal Tenure Option Agreement Second Amending Agreement dated January 14, 2013 between Alan A. Johnson and Cardero Coal

4.10	Coal Lease between Peace River Partnership and Coalhunter dated June 15, 2010

4.11	Joint Venture Agreement dated June 15, 2010 between Carbon Creek Partnership and Coalhunter

4.12	Joint Venture Agreement Amending Agreement dated April 14, 2011 between Carbon Creek Partnership and Coalhunter

8.1	List of Subsidiaries (incorporated by reference to Item 4.C – Organizational Structure)

12.1	Certification of the Chief Executive Officer as required by Rule 13a-14(a) under the Securities Exchange Act of 1934

12.2	Certification of the Chief Financial Officer as required by Rule 13a-14(a) under the Securities Exchange Act of 1934

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers LLP

15.2	Consent of Norwest Corporation

15.3	Consent of SRK Consulting (UK) Limited

15.4	Letter from Smythe Ratcliffe LLP to Securities and Exchange Commission

15.5	Letter from PricewaterhouseCoopers to Cardero dated April 3, 2012

15.6	(1) Audit Committee Charter

15.7	(1) Compensation Committee Charter

(1)	Incorporated by reference from Cardero’s annual report on Form 20-F filed on April 30, 2009 with the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CARDERO RESOURCE CORP.

/s/ Michael Hunter
By: Michael Hunter,
President and Chief Executive Officer

Date:      February 28, 2013