Form 20-F
period 2013-10-31
CARDERO RESOURCE CORP.
filed 2014-05-06
CIK 1303936

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ]  Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

Or

[X]  Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2013

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

Title of each class:
Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

At October 31, 2013, the registrant had outstanding 113,436,270 common shares without par value.

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
Yes [   ]      No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
Large accelerated filer [   ] Accelerated filer [   ]  Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued [X]	Other [ ]
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [   ]      Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [   ]      No [X]

	8.A	Consolidated Statements and Other Financial Information	75

	8.B	Significant Changes	76

ITEM 9.	THE OFFER AND LISTING		77

	9.A	Offer and Listing Details	77

	9.B	Plan of Distribution	80

	9.C	Markets	80

	9.D	Selling Shareholders	80

	9.E	Dilution	80

	9.F	Expenses of the Issue	80

ITEM 10.	ADDITIONAL INFORMATION		80

	10.A	Share Capital	80

	10.B	Memorandum and Articles of Association	80

	10.C	Material Contracts	84

	10.D	Exchange Controls	85

	10.E	Taxation	86

	10.F	Dividends and Paying Agents	94

	10.G	Statement by Experts	94

	10.H	Documents on Display	95

	10.I	Subsidiary Information	95

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		95

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		98

PART II			98

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		98

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		98

ITEM 15.	CONTROLS AND PROCEDURES		98

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT		100

ITEM 16B.	CODE OF ETHICS		100

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES		100

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES		101

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS		101

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT		101

ITEM 16G.	CORPORATE GOVERNANCE		101

ITEM 16H.	MINE SAFETY DISCLOSURE		101

GLOSSARY OF TERMS

The following is a glossary of certain mining and other terms used in this annual report:

“Carbon Creek”	The metallurgical coal deposit located in the Peace River Coal District of northeast British Columbia, Canada in which Cardero Coal holds an interest

“Cardero Argentina”	Cardero Argentina, S.A., a wholly owned Argentinean subsidiary of Cardero

“Cardero Chile”	Compania Minera Cardero Chile Limitada, a wholly owned Chilean subsidiary of Cardero

“Cardero Coal”	Cardero Coal Ltd., a wholly owned British Columbia subsidiary of Cardero (formerly “Coalhunter Mining Corporation”)

“Cardero Ghana”	Cardero Ghana Ltd., a wholly owned Ghana subsidiary of Cardero Iron Ghana

“Cardero Hierro BVI”	Cardero Hierro Peru (BVI) Ltd., a wholly owned British Virgin Islands subsidiary of Cardero Iron BVI

“Cardero Hierro Peru”	Cardero Hierro del Peru, S.A.C., a wholly owned Peruvian subsidiary of Cardero Hierro BVI

“Cardero Iron”	Cardero Iron Ore Company Ltd., a wholly owned British Columbia subsidiary of Cardero

“Cardero Iron BVI”	Cardero Iron Ore Company (BVI) Ltd., a wholly owned British Virgin Islands subsidiary of Cardero Iron

“Cardero Iron Ghana”	Cardero Iron Ore Ghana (BVI) Ltd., a wholly owned British Virgin Islands subsidiary of Cardero Iron BVI

“Cardero Iron USA”	Cardero Iron Ore (USA) Inc., a wholly owned Delaware subsidiary of Cardero Iron

“Cardero Management USA”	Cardero Iron Ore Management (USA) Inc., a wholly owned Delaware subsidiary of Cardero Iron

“Cardero Peru”	Cardero Peru, S.A.C., a wholly owned Peruvian subsidiary of Cardero

“CCDL”	Cerro Colorado Development Ltd., a wholly owned British Columbia subsidiary of Cardero

“CIPC”	Cardero Intellectual Property Corp., a wholly owned British Columbia subsidiary of Cardero

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

“mineralization”	The concentration of metals and their chemical compounds within a body of rock

“National Instrument 43- 101” or “NI 43- 101”	National Instrument 43-101 of the Canadian Securities Administrators entitled “Standards of Disclosure for Mineral Projects”

“NSR”	Net smelter return

“NYSE MKT”	NYSE MKT LLC

“open pit”	A surface mine, open to daylight, such as a quarry. Also referred to as open-cut or open-cast mine

“PCI coal”

Coal suitable for “Pulverized Coal Injection”. PCI allows coal to be directly injected into the blast furnace to provide the chemical reaction agents to convert iron ore to pig iron. PCI allows steam (thermal) coal to be used in the steel production process

“PFS”	The prefeasibility study carried out on Carbon Creek in 2012

“PPB” or “ppb”	Parts per billion

“PPM or “ppm”	Parts per million

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

“washability”

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

  the Company’s strategies and objectives, both generally and specifically in respect of Carbon Creek;

  the anticipated completion of a review of, and a determination to proceed with, preparation of a new, restated and optimized prefeasibility study for Carbon Creek;

  the potential for a production decision to be made concerning Carbon Creek, the potential commencement of any development of a mine at Carbon Creek following a production decision and the potential for any production from the Carbon Creek deposit;

  the timing of decisions regarding the timing and costs of exploration programs with respect to, and the issuance of the necessary permits and authorizations required for, the Company’s ongoing exploration programs on its properties;

  the Company’s estimates of the quality and quantity of the resources and reserves at its mineral properties;

  the timing of decisions regarding the timing and costs of exploration programs with respect to and the issuance of the necessary permits and authorizations required for, the Company’s ongoing exploration programs on its properties;

  the timing and cost of any proposed future work with respect to Carbon Creek, including with respect to the preparation of a bankable feasibility study in respect thereof;

  general business and economic conditions;

  the Company’s ability to meet its financial obligations as they come due, and to be able to raise the necessary funds to continue operations; and

  the Company’s ability to negotiate acceptable option/joint venture agreements for some or all of its “non-core” properties.

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

  the Company’s future cash requirements, and the ability of the Company to raise the funding necessary to carry out its planned activities and to meet its anticipated general and administrative expenses for the remainder of the fiscal year ending October 31, 2014 and, in particular, past the next 2 to 3 months;

  the level and volatility of the price of commodities, and coal in particular;

  general business and economic conditions;

  the timing of the receipt of regulatory and governmental approvals, permits and authorizations necessary to implement and carry on the Company’s planned exploration programs, particularly at Carbon Creek;

  conditions in the financial markets generally;

  the Company’s ability to secure the necessary consulting, drilling and related services and supplies on favourable terms in connection with its exploration programs;

  the Company’s ability to attract and retain key staff;

  the accuracy of the Company’s resource/reserve estimates (including with respect to size and grade) and the geological, operational and price assumptions on which these are based;

  the timing of the ability to commence and complete the planned work at Carbon Creek;

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

PART I

Effective from November 1, 2010, the Company adopted International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Unless otherwise stated, all information presented herein has been prepared in accordance with IFRS and all prior period amounts have been reclassified to conform with IFRS. The Company adopted IFRS on November 1, 2011, with a transition date of November 1, 2010. Please note that the Company’s prior annual consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles and included reconciliation to United States generally accepted accounting principles, which may not be comparable to IFRS.

ITEM 1.             IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.             OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.             KEY INFORMATION

3.A             Selected Financial Data

The summary consolidated financial information set forth below is extracted from and qualified in its entirety by reference to, and should be read in conjunction with, the Company’s audited consolidated financial statements as of October 31, 2013, 2012 and 2011 and for the years ended October 31, 2013, 2012 and 2011, together with the notes thereto, which appear elsewhere in this annual report. The summary consolidated financial information set forth below also should be read in conjunction with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”. The following table of selected financial data has been derived from financial statements prepared in accordance with IFRS, which differ in certain respects from the principles the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles. The Company’s adoption date of IFRS was November 1, 2011 with a transition date of November 1, 2010. The Company’s consolidated financial statements as of and for the years ended October 31, 2013, 2012 and 2011 have been audited by PricewaterhouseCoopers LLP, Chartered Accountants.

The financial data set forth in this annual report is expressed in Canadian dollars (“$”, “Cdn$” or “CAD”) unless otherwise noted as reported in United States dollars (“US$” or “USD”).

	For Years Ended October 31
	2013	2012	2011

Total Revenue (Interest income (expense))	$(1,389,964)	$149,434	$1,659,273
Income (loss) from operations	$(29,947,850)	$(10,507,323)	$(20,730,955)
Income (loss) from continuing operations	$(29,947,850)	$(10,507,323)	$(20,730,955)
Net income (loss)	$(29,759,663)	$(11,594,099)	$(25,148,877)
Net income (loss) from operations per share	$(0.27)	$(0.11)	$(0.30)
Income (loss) from continuing operations per share	$(0.27)	$(0.11)	$(0.30)
Basic and diluted net income (loss) per share	$(0.27)	$(0.13)	$(0.36)

	As at October 31
	2013	2012	2011

Total assets	$89,114,381	$106,301,442	$108,478,339
Total liabilities	$11,441,179	$9,074,763	$4,038,261
Total shareholders’ equity	$77,673,202	$97,226,679	$104,440,078
Number of Common Shares outstanding	113,436,270	93,416,454	$83,054,104

The weighted average number of outstanding Common Shares used to calculate net income (loss) from operations per share, income (loss) from operations per share and basic and diluted net income (loss) per share are: 109,157,361 for the year ended October 31, 2013, and 91,537,423 for the year ended October 31, 2012 and 68,988,456 for the year ended October 31, 2011.

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

On April 30, 2014, the exchange rate between the Canadian dollar and the U.S. dollar expressed in Canadian dollars per U.S. dollar was 0.9127.

The high and low exchange rates expressed in Canadian dollars per U.S. dollar for each month during the previous six months were as follows:

	High	Low
April, 2014	0.9172	0.9056
March, 2014	0.9119	0.8888
February 2014	0.9141	0.8932
January 2014	0.9399	0.8909
December 2013	0.9440	0.9314
November 2013	0.9592	0.9408
October 2013	0.9706	0.9527
September 2013	0.9741	0.9480

The average exchange rates, expressed in Canadian dollars per U.S. dollar, for the five most recent financial years, which were calculated by using the average of the exchange rates expressed in Canadian dollars per U.S. dollar as reported by the Bank of Canada on the last day of each month during each such financial year, were as follows:

For Years Ended October 31
2013	2012	2011	2010	2009
0.9806	1.0034	0.9846	1.0414	1.1673

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

The Company’s independent registered public accounting firm has included an explanatory paragraph relating to the Company’s ability to continue as a going concern in its report on the Company’s audited financial statements

The report of the Company’s independent registered public accounting firm on the Company’s financial statements for the year ended October 31, 2013 includes an explanatory paragraph stating that the Company’s losses and negative cash flows from operations and accumulated deficit at October 31, 2013 raise substantial doubt about its ability to continue as a going concern. If the Company is unable to obtain sufficient funding, its business prospects, financial condition and results of operations will be materially and adversely affected and the Company may be unable to continue as a going concern. If the Company is unable to continue as a going concern, it may have to liquidate its assets and may receive less than the value at which those assets are carried on its consolidated financial statements, and it is likely that investors will lose all or a part of their investment. Future reports from the Company’s independent registered public accounting firm may also contain statements expressing doubt about the Company’s ability to continue as a going concern. If the Company seeks additional financing to fund its business activities in the future and there remains doubt about its ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding on commercially reasonable terms or at all.

The Company may be required to cease operations unless it is successful in raising additional funds

At the present time, the Company is experiencing significant difficulty in raising additional capital to continue its operations. The Company has taken steps to conserve cash by reducing staffing, halting/delaying further work on its properties, including the Environmental Assessment Application and planned bankable feasibility study for Carbon Creek, and moving to shut down its subsidiaries in Mexico (sold subsequent to October 31, 2013), Peru, Ghana and the United States. The Company presently has substantial liabilities and upcoming advance royalty payments in respect of portions of Carbon Creek, and does not have the funds available to settle such liabilities or to make such advanced royalty payments. Although the Company continues to pursue potential funding opportunities, there can be no assurance that it will be successful in doing so. If the Company is unable to secure additional working capital it may be forced to further curtail or cease operations and may lose its interest in some or all of its properties, including Carbon Creek, which is its only material property at this time.

The Success of the Company depends primarily on the development and operation of Carbon Creek, which is the Company’s only material project and may not be commercially viable at current coal prices

The Company’s only material property at this time is Carbon Creek, which is in the exploration stage. The Company has issued a Pre-feasibility Study on Carbon Creek which indicates that the project generates a positive return at the following coal prices: Hard Coking Coal (USD 200/tonne), High Vol Metcoal (USD 137/tonne) and Thermal Coal (USD 115/tonne). The current quarterly contract pricing for these commodities as at April 30, 2014 is approximately as follows: Hard Coking Coal (USD 143/tonne), High Vol Metcoal (USD 97/tonne) and Thermal Coal (USD 80/tonne), and the project may not be commercially viable at current coal prices. While management is considering exploring opportunities for optimizing the production profile and potentially reducing project costs, there can be no assurance that any such efforts will be successful or that coal prices will increase sufficiently to warrant a decision to develop Carbon Creek. If Carbon Creek is not developed, or if Carbon Creek is otherwise subject to deterioration, destruction or significant delay, the Company may never generate revenues and shareholders may lose most or all of their investment in the Common Shares.

Risks Associated with Mineral Exploration

The Company has no known reserves on its interests in exploration properties.

Other than on the Carbon Creek property, there are no known resources, on any of the Company’s properties. The majority of exploration projects do not result in the discovery of commercially mineable deposits of ore. The Company has no known reserves under SEC Industry Guide 7 standards. The Company has no mineral producing properties and has never generated any revenue from its operations. Substantial expenditures are required to establish ore reserves through drilling and metallurgical and other testing techniques, determine metal content and metallurgical recovery processes to extract metal from the ore, and construct, renovate or expand mining and processing facilities. No assurance can be given that any level of recovery of ore reserves will be realized or that any identified mineral deposit, even it is established to contain an estimated resource, will ever qualify as a commercial mineable ore body which can be legally and economically exploited. Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

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

  these estimates will be accurate;

  reserve, resource or other mineralization figures will be accurate; or

  this mineralization could be mined or processed profitably.

Because the Company has not commenced production at any of its properties, and has not (with the exception of Carbon Creek) defined or delineated any proven or probable reserves on any of its properties, mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have a material adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in reserves or resources, grades, stripping ratios or recovery rates may affect the economic viability of projects. The estimated resources described in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time should not be interpreted as assurances of mine life or of the profitability of future operations. Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in applicable commodity prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource or mineral reserve estimates. Market price fluctuations for any commodities the Company may produce, or plan to produce, increased production costs or reduced recovery rates or other factors may render any particular reserves uneconomical or unprofitable to develop at a particular site or sites. A reduction in estimated reserves could require material write downs in investment in the affected mining property and increased amortization, reclamation and closure charges.

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

The agreements pursuant to which the Company has the right to acquire a number of its properties provide that the Company must make a series of cash payments and/or share issuances and/or advance royalty payments over certain time periods, expend certain minimum amounts on the exploration of the properties or contribute its share of ongoing expenditures. Failure by the Company to make such payments, issue such shares or make such advance royalty payments or expenditures in a timely fashion may result in the Company losing its interest in such properties. In particular, the Company has upcoming advance royalty payments of $2,500,000 in respect of portions of Carbon Creek and does not presently have the funds available to make such advance royalty payments. There can be no assurance that the Company will have, or be able to obtain, the necessary financial resources to be able to maintain all of its property agreements in good standing, or to be able to comply with all of its obligations thereunder, with the result that the Company could forfeit its interest in one or more of its mineral properties.

The ability of the Company to access its mineral properties may be restricted.

Although the Company acquires the rights to some or all of the minerals in the ground subject to the mineral tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights through the courts can be costly and time consuming. It is necessary to negotiate surface access or to purchase the surface rights if long-term access is required. There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate satisfactory agreements with any such existing landowners/occupiers for such access or purchase of such surface rights, and therefore it may be unable to carry out planned mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in the applicable jurisdiction, the outcomes of which cannot be predicted with any certainty. The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to develop any mineral deposits it may locate. This is a particular problem in many areas of Argentina and Ghana, where blockades of access to the Company’s properties, hostile actions by local communities and the potential unwillingness of local police or governmental officials to assist a foreign company against its own citizens can result in the Company being unable to carry out any exploration activities despite being legally authorized to do so and having complied with all applicable local laws and requirements. Such issues can also occur in Canada, especially in connection with actions concerning resource development projects and involving first nations and environmental protest groups.

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

The Company has no history of production or earnings and due to the nature of its business there can be no assurance that the Company will be profitable. The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. All of the Company’s properties are in the exploration stage and, with the exception of Carbon Creek, where there are resources, the Company has not defined or delineated any proven or probable resources or reserves on any of its properties. The Company has no known reserves under SEC Industry Guide 7 standards. None of the Company’s properties are currently under development. Continued exploration of its existing properties and the future development of any properties found to be economically feasible, will require significant funds. The only present source of funds available to the Company is through the sale of its equity securities or the sale or optioning of a portion of its interest in its mineral properties. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists. While the Company may generate additional working capital through further equity offerings, borrowing or through the sale or possible syndication of its properties, there is no assurance that any such funds will be available on favourable terms, or at all. At present, it is impossible to determine what amounts of additional funds, if any, may be required. Failure to raise such additional capital could put the continued viability of the Company at risk.

The Company will require additional capital to meet its capital requirements for 2014 and for future fiscal years.

The Company does not have sufficient financial resources to undertake all of its planned activities for 2014. The Company’s ability to continue its exploration, assessment, and development activities depends in part on the Company’s ability to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or some combination of these or other means, and ultimately, commence operations and generate revenue. There can be no assurance that any such arrangements will be concluded and the associated funding obtained. There can be no assurance that the Company will commence operations and generate sufficient revenues to meet its obligations as they become due or will obtain necessary financing on acceptable terms, if at all. The failure of the Company to meet its on-going obligations on a timely basis could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those in the financial statements included in this annual report.

Currency fluctuations may adversely affect the Company’s operations.

The Company presently maintains its accounts in Canadian dollars. Due to the nature of its operations in such countries, the Company also maintains accounts in U.S. dollars, Argentinean pesos and Ghanaian cedis. The Company’s operations in the United States, Argentina and Ghana and its proposed payment commitments and exploration expenditures under many of the agreements pursuant to which it holds, or has a right to acquire, an interest in its mineral properties are denominated in U.S. dollars, making it subject to foreign currency fluctuations. Such fluctuations are out of its control and may materially adversely affect the Company’s financial position and results. The Company does not engage in any hedging programs with respect to currencies.

Risks Relating to an investment in securities of the Company

There are significant risks that the Company’s assumptions underlying the estimates on which its preliminary feasibility study for Carbon Creek are based may turn out to be incorrect.

The economic assumptions underlying the Norwest pre-feasibility study on Carbon Creek are based upon both the Company’s and outside experts’ estimates of numerous factors, including, without limitation, future commodity prices, future labour and machinery costs, future fuel costs, the amenability of the proposed products to treatment, the future capacity of transportation systems, the timing of the issuance of required permits and anticipated studies to be completed. A material change in any of these could materially and adversely affect the conclusions of the pre-feasibility study. For this reason, undue reliance should not be placed upon such conclusions. The Company will be required to prepare a feasibility study, which would likely result in the refinement of or changes to such information, in order to refine such estimates to the point where it may be possible to make a decision whether or not to develop Carbon Creek, and such feasibility study is currently beyond the financial capacity of the Company to prepare.

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

In 2011, 2012 and 2013, worldwide securities markets, particularly those in the United States and Canada, have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development stage companies, have experienced unprecedented fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Most significantly, the share prices of junior natural resource companies have experienced an unprecedented decline in value and there has been a significant decline in the number of buyers willing to purchase such securities. In addition, significantly higher redemptions by holders of mutual funds has forced many of such funds (including those holding the Company’s securities) to sell such securities at any price. As a consequence, despite the Company’s past success in securing significant equity financing, market forces may render it difficult or impossible for the Company to secure placees to purchase new share issues at a price which will not lead to severe dilution to existing shareholders, or at all. Therefore, there can be no assurance that significant fluctuations in the Common Shares will not occur, or that such fluctuations will not materially adversely impact on the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

Shareholder interests may be diluted through the exercise of warrants issued to the Kopple Lenders.

In August 2013, as part of a private placement of senior secured notes in the principal amount of USD 5,700,000, and in December 2013, in order to secure a USD 5,000,000 line of credit (as more further described in the Item 4.A - History and Development of the Company), the Company issued warrants to purchase 56,718,132 Common Shares and will issue additional warrants exercisable to acquire 10,058,330 Common Shares (shareholder approval to such issuance having been received on April 4, 2014). If these warrants are exercised it will result in substantial dilution to existing shareholders.

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

Investors in Common Shares that are U.S. taxpayers should be aware that Cardero believes that it was in its tax year ended October 31, 2013, and may be in current and future tax years, a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”). If Cardero is or becomes a PFIC, generally any gain recognized on the sale of the Common Shares and any “excess distributions” (as specifically defined) paid on the Common Shares must be rateably allocated to each day in a U.S. taxpayer’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income.

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

It may be difficult to enforce judgements against management or assets of the Company.

As some of the assets of the Company are located outside of Canada and the United States, and certain of the directors and officers of Cardero are resident outside of Canada and/or the United States, it may be difficult or impossible to enforce judgements granted by a court in Canada or the United States against the assets of the Company or the directors and officers of Cardero residing outside of such country.

Some of the Company’s assets are located in countries where there may be significant political risk.

The Company has mineral properties located in Argentina, the United States and Ghana. In such countries, mineral exploration and mining activities may be affected in varying degrees by political or economic instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may materially adversely affect its business, or if significant enough, may make it impossible to continue to operate in certain countries. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

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

While these conditions appear to have improved slightly in 2013, unprecedented disruptions in the credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. The Company’s access to additional capital may not be available on terms acceptable to it or at all.

Broker-dealers may be discouraged from effecting transactions in Common Shares because they are considered a penny stock and are subject to the penny stock rules.

The Common Shares are considered to be a “penny stock”. The SEC has adopted Rule 15g-9 which generally defines “penny stock” to be any equity security that has a market price (as defined) less than USD 5.00 per share or an exercise price of less than USD 5.00 per share, subject to certain exceptions. The Common Shares are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to the categories of investors that satisfies Rule 501(a) under the Securities Act. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade the Common Shares. The Company believes that the penny stock rules discourage investor interest in and limit the marketability of the Common Shares.

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

  the volatility of commodity prices may impact the Company’s future revenues, profits and cash flow;

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

The Common Shares are currently being quoted on the OTCQB tier of the OTC Markets in the United States, as such, the liquidity of the Common Shares in the United States may be limited.

The Common Shares were previously listed on the NYSE MKT in the United States. Effective November 26, 2013, the Common Shares have been quoted on the OTCQB tier of the OTC Markets (the “OTCQB”) in the United States. Stocks quoted on the OTCQB ordinarily have much lower trading volume than in other markets, such as the NYSE MKT, the Nasdaq Capital Market or the Nasdaq Global Market. Fewer market makers take interest in shares traded over-the-counter, and accordingly the markets for such shares are less orderly than is usual for NYSE MKT stocks. As a result of the low trading volumes ordinarily obtained in OTCQB and "pink sheet" markets, sales of the Common Shares in any significant amount could not be absorbed without a dramatic reduction in price. Moreover, thinly traded shares in the OTCQB and in the “pink sheet” markets are more susceptible to trading manipulations than is ordinarily the case for more actively traded shares.

The Company is involved in pending litigation which could have a material effect on its financial condition.

On February 4, 2014, Gowling Lafleur Henderson LLP of Vancouver, BC filed a notice of civil claim in the Supreme Court of British Columbia against the Company seeking payment for certain legal fees and disbursements in respect of legal services rendered in the amount of $732,143.46 plus interest and costs. On February 11, 2014, Gowling Lafleur Henderson LLP obtained a Garnishing Order Before Judgement and served the same on the Company’s banker, resulting in the sum of approximately $109,000 in certain of the Company’s bank accounts (a combination of Canadian and United States currencies) being paid into court and therefore unavailable to the Company. On April 11, 2014, the Company applied to have the Garnishing Order set aside, and a decision on such application was reserved by the Court and has not yet been released. If the Garnishing Order is not set aside these funds will remain in court and unavailable to the Company until such time as the taxation of the Gowling Lafleur Henderson LLP accounts in question has been completed and may be paid out to Gowling Lafleur Henderson LLP depending upon the outcome of the taxation hearing. The taxation hearing is presently set for July 24, 2014, but may be delayed depending upon the availability of parties or for other reasons.

On November 15, 2012, Carbon Mountain Drilling and Water Services Ltd. of Prince George, British Columbia (“Carbon Mountain”), filed a notice of civil claim in the Supreme Court of British Columbia against Cardero Coal seeking payment for certain drilling services rendered in 2011 in the amount of $770,393.48 plus damages for breach of contract and interest. On January 10, 2013 Cardero Coal filed a response to the civil claim disputing liability and the amount claimed and a counterclaim seeking damages for negligence, breach of contract and other relief. Carbon Mountain filed an answer to the counterclaim on May 13, 2013.

If the Garnishing Order is not set aside and/or if Carbon Mountain is successful in its ligation efforts then the Company’s financial condition will further decline. (See – “Item 8.A - Consolidated Financial Statements and Other Financial Information – Litigation”)

ITEM 4.             INFORMATION ON THE COMPANY

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

The Company is a mineral exploration company engaged in the acquisition, exploration and development of mineral properties. The Company is in the exploration stage as its properties have not yet reached commercial production and none of its properties is beyond the exploration stage. All work presently planned by the Company is directed at defining mineralization and increasing understanding of the characteristics of, and economics of, that mineralization. Other than at Carbon Creek, there are currently no identified mineral resources, and there are no mineral reserves, on any of the Company’s mineral properties. The Company has no known reserves under SEC Industry Guide 7 standards.

Over the past three financial years, the Company focused on the acquisition and exploration of mineral properties, primarily in Canada, Ghana, Argentina, Mexico and the United States. During the fiscal years ended October 31, 2011, 2012 and 2013, the Company entered into a number of option/joint venture agreements to acquire interests in properties in these countries that it believed to have the potential to host large gold, silver, copper-gold, iron ore/titanium/vanadium and/or coal deposits. Many of these properties have since been returned to the respective vendors or abandoned, and the associated costs written off, in light of disappointing exploration results. In this regard, during the 2011 fiscal year the Company wrote off $12,206,614 in acquisition and exploration costs, during the 2012 fiscal year the Company wrote off $3,554,667 in acquisition and exploration costs and during the 2013 fiscal year the Company wrote off $16,447,113 in acquisition and exploration costs (primarily in respect of Sheini and the Longnose and Titac titanium projects in Minnesota). However, the Company has retained the most strategic of its properties, being Carbon Creek, and continues to look for either joint venture partners to carry out additional exploration on its non-core properties or purchasers to acquire its interest in such properties outright.

The Organullo property in Argentina was the subject of an extensive work program in the fall of 2010, and in September 2011, the Company entered into an option/joint venture agreement with Artha Resources Corporation (“Artha”), whereby an Argentinean subsidiary of Artha could earn a 55% working interest in the Organullo property, and thereafter form a joint venture with Cardero Argentina. Artha subsequently experienced difficulty in raising the necessary financing, and has officially notified the Company that it did not incur the required expenditures and has consequently dropped its option to acquire any interest in the property. The Company continues to seek other joint venture partners for the Organullo project.

The Pirquitas property in Argentina is also optioned to Artha. As at July 14, 2013, Artha had not expended the required funds in order to exercise their initial option. However, Artha did serve the Company with a Force Majeure notice, claiming that Artha had been impeded in making their expenditure because of difficulty in obtaining work permits in the 12 months ending June 2013 and therefore the July 14, 2013 deadline for Artha to have incurred expenditures should be extended for a 12 month period. The Company disputed this position. As at October 24, 2013, Artha and the Company reached a new agreement. The agreement provides Cardero with a limited time (6 months) to sell the Pirquitas project and provides for a minimum acceptable price. On completion of a sale within these parameters, Artha will be entitled to receive 25% of the net proceeds. If Cardero is not successful in completing a sale, Artha will have a 12-month period thereafter in which to incur not less than an additional USD 464,008 in exploration expenditures in order to earn an initial 55% interest in the project. On April 23, 2014, the Company, Cardero Argentina and another public company executed an agreement providing for, among other things, the sale by Cardero Argentina of its interest in the Pirquitas project, subject to a number of conditions precedent. Closing, if it occurs at all, is expected prior to May 31, 2014.

In keeping with bulk-commodity focus, in June, 2010, Cardero acquired an initial interest of 49.9% in Coalhunter Mining Corporation (“Coalhunter”). Pursuant to private placements completed on September 27, 2010 and December 21, 2010, Cardero’s interest in Coalhunter increased to 45.5% . On June 1, 2011, Cardero acquired all of the issued and outstanding common shares of Coalhunter and Coalhunter subsequently changed its name to “Cardero Coal Ltd.”. Pursuant to an Arrangement Agreement dated April 18, 2011 between Cardero and Coalhunter, on June 1, 2011 each Coalhunter shareholder (other than Cardero) received 0.8 of a common share of Cardero for each common share of Coalhunter held, resulting in the issuance of 23,397,002 Common Shares. A further 5,885,543 Common Shares were reserved for issuance upon the exercise of options held by former Coalhunter optionees, the exercise of Coalhunter warrants and pursuant to Coalhunter property acquisition agreements. The reason for the acquisition of Coalhunter was to acquire the interest of Coalhunter in Carbon Creek. Since the time of the acquisition, the Company has focused primarily on the further exploration and development of Carbon Creek. In December, 2011, the Company exercised its option to enter into a coal lease covering approximately 2,600 hectares of freehold coal comprising a portion of Carbon Creek. At the same time, the Company also made the necessary payment to enter into a joint venture with the Carbon Creek Partnership with respect to Carbon Creek as required for the further development of Carbon Creek. The Company completed a significant exploration program during 2011, which led to the preparation of a preliminary economic assessment on a portion of Carbon Creek. The Company also completed a major drilling program in 2012, which led to the preparation of the PFS. In June 2012, Ridley Terminals Inc. (“Ridley”) and Cardero Coal entered into an agreement for the shipment of metallurgical coal from Carbon Creek. The agreement has a 15 year term from January 1, 2014 to December 31, 2028, with provision to extend the term by three years to December 31, 2031. Contract volume is set at 500,000 tonnes per annum (“tpa”) through 2014, increasing to 900,000 tpa in 2015. Also in 2012, Cardero Coal had its Project Description accepted by provincial and federal regulators, thereby initiating the environmental assessment process for Carbon Creek. In April, 2013, the Company completed the acquisition of four additional coal licenses forming part (3,513 hectares) of Carbon Creek.

The Company’s plan was to undertake a bankable feasibility study (“BFS”) on Carbon Creek in 2013, and in late 2012 and early 2013 it continued work on the studies and other activities required in support of the preparation of the BFS. It also continued with the necessary activities in support of its planned application for an Environment Assessment Certificate and to negotiate agreements in principle with respect to the required infrastructure for development and mining at Carbon Creek, including transportation, loading facilities and power, as well as continuing with negotiations with applicable First Nations regarding impact benefit agreements. The last round of drilling at Carbon Creek was completed in early 2013, and coal quality studies based on the core produced continued into mid-2013. Prior to determining to terminate the activities related to the BFS, the Company incurred approximately $475,000 in BFS-related activities.

However, by mid-2013 it was apparent to the Company that, given the current economic climate for junior exploration companies and the difficulty in raising new capital, it would be unable to secure the necessary capital to continue work on the BFS. Accordingly, in July, 2013, the Company terminated all of its operational staff involved with the Carbon Creek project, including all employees of Cardero Coal, and halted work on the BFS until such time, if at all, as it can raise the necessary funds to be able to complete it. The Company estimates that a minimum of approximately $8,000,000 would be required in order to complete the BFS. See “Item 4.D - Property, Plants and Equipment - Carbon Creek Metallurgical Coal Deposit, British Columbia, Canada.” The Company intends to rely primarily on consultants to carry out any further work in connection with Carbon Creek.

In November, 2011, Cardero completed a brokered private placement (the “2011 Offering”). A total of 8,029,750 units (“Cardero Units”) were sold at a price of $0.95 per Cardero Unit for aggregate gross proceeds of $7,628,262.50. Each Cardero Unit consisted of one Common Share and one-half of one Common Share purchase warrant (each whole warrant, a “Cardero Warrant”). Each Cardero Warrant was exercisable into one additional Common Share for a period of 12 months from the closing of the Offering at an exercise price of $1.25. If, at any time from 4 months after the closing of the Offering until the expiry of the Cardero Warrants, the daily volume-weighted average trading price of the Common Shares on the TSE exceeds $1.75 for at least 10 consecutive trading days, the Company may, within 30 days, give an expiry acceleration notice to the holders of Cardero Warrants and, if it does so, the Cardero Warrants will, unless exercised, expire on the 30th day after the expiry acceleration notice is given. All of the Cardero Warrants subsequently expired on November 29, 2012, unexercised.

In December, 2011, Cardero, through Cardero Ghana, entered into three separate joint ventures (one for each prospecting license) with Emmaland Resources Limited (“Emmaland”) to explore and, if warranted, develop, the iron ore deposit(s) under lands subject to certain prospecting licenses granted to Emmaland and covering lands located in the Zabzugu-Tatale District in the Northern Region of the Republic of Ghana and referred to as the Sheini Hills Iron Project (approximately 400 square kilometres in aggregate). Under the three joint ventures, Cardero Ghana will have the right to earn a 100% working interest in each license, subject to (a) a 10% NPI in favour of Emmaland and (b) a 10% fully carried interest, in favour of the Government of Ghana, in the portions of the license areas that become the subject of one or more mining licenses subsequently issued to Emmaland. In order to earn its interest, Cardero will fund all expenditures under the particular joint venture and make totalling USD 16.5 million to Emmaland. Following execution of the joint venture agreements, in mid-2012 the Company carried out an initial exploration program in the region. The Company is currently determining its future plans for Sheini, but elected not to make a payment of USD 500,000 due December 31, 2012 in respect of the joint venture agreement on the Sheini North prospecting license, or payments of USD 1,900,000 in respect of the joint venture agreement on the Sheini South prospecting license and USD 1,000,000 in respect of the joint venture agreement on the Sheini Central prospecting license due December 31, 2013 and is negotiating with Emmaland for extensions of such payments for an additional year. Any such payments would be contingent on the Ghana Minerals Commission extending the subject prospecting licenses for an additional year (such extension has been applied for by Emmaland, but not yet granted). However, there can be no certainty that any such extensions can be successfully negotiated. If the payment(s) cannot be renegotiated, and Emmaland elects to deliver a notice of default in respect of any joint venture, then Cardero Ghana would be deemed to have withdrawn from the applicable joint venture 21 days after receipt of such notice of default if it does not make the required payment prior to such time and would thereby lose all interest in Sheini. The purpose of the Company seeking to extend such joint ventures is to enable it to seek a buyer for its interest, although there can be no certainty that it will be able to do so. The Company does not plan to carry out any more field work on Sheini.

In January, 2012, Cardero received repayment of the USD 8 million loan originally made to Kria Resources Inc. (“Kria”) (now a wholly owned subsidiary of Trevali Mining Corporation (“Trevali”)). The Company, Kria and Trevali agreed that the loan, plus interest of USD 645,260, was to be repaid as follows: (i) Kria paid Cardero USD 5,000,000 in cash; and (ii) the balance of USD 3,645,260 (equivalent to $3,734,569) was satisfied by Trevali issuing to Cardero 4,149,521 units (“Trevali Units”), with each Trevali Unit being comprised of one common share of Trevali (“Trevali Common Share”) and one-half of one transferrable common share purchase warrant (a “Trevali Warrant”), at a deemed price of $0.90 per Trevali Unit. Each whole Trevali Warrant will entitle the holder thereof to purchase one Trevali Common Share (“Trevali Warrant Share”) at a price of $1.10 per share until January 16, 2014. Cardero did not exercise any of the warrants, as they were always out of the money, and they have now expired.

On December 19, 2012, the Company closed the first tranche of an offering of up to 22,500,000 Common Shares originally priced at $0.55 per share and intended to raise gross proceeds of up to $12,375,000 (the “Offering”). Due to market conditions, the Offering was subsequently re-priced to $0.45 per Common Share, and the first tranche closing resulted in the Company issuing 7,966,794 Common Shares to raise gross proceeds of $3,585,057.30. In connection with this first tranche closing, the Company paid cash finder’s fees of $51,067.50 and issued 114,000 finder’s warrants, with each finder’s warrant exercisable to purchase one Common Share at a price of $0.50 until December 19, 2013 (all of which expired, unexercised). As a result of the Company having arranged the flow-through private placement detailed below, the balance of the Offering was reduced from 14,533,206 Common Shares to 5,825,000 Common Shares.

On December 28, 2012, the Company closed a non-brokered private placement of flow-through Common Shares (the “FT Offering”). The Company issued 6,000,800 flow-through Common Shares at a price of $0.50 per share to raise gross proceeds of $3,000,400. The Company paid aggregate finder’s fees of $175,824.00 in cash plus 351,648 finder’s warrants. Each finder’s warrant is exercisable to purchase one non-flow-through Common Share at $0.55 per share until December 28, 2013. All of these warrants expired, unexercised.

On February 8, 2013, the Company closed the second and final tranche of the Offering, issuing 2,472,222 Common Shares to raise gross proceeds of $1,112,500. The Company paid cash finder’s fees of $55,626 and issued 123,610 finder’s warrants, with each finder’s warrant exercisable to purchase one Common Share at a price of $0.50 until February 8, 2014.

The net proceeds from the Offering were used to fund the initial preparation work for the BFS, coal quality analyses and environmental baseline work on Carbon Creek, as well as ongoing work programs and property payments on Sheini and for general working capital.

On April 22, 2013, the Company completed a placement of senior secured notes (“Luxor Notes”) in the aggregate principal amount of USD 5,500,000 with certain affiliates of Luxor Capital Group, LP. (“Luxor Lenders”). The Luxor Notes had a one year term and were issued at a 9.1% discount to net the Company USD 5,000,000 ($5,077,020) with interest accruing at the rate of 10% per annum, payable semi-annually (13% after an event of default). The Luxor Notes were secured by a general security agreement over the assets of the Company, as well as a specific pledge of the shares of Cardero Coal. Cardero Coal also provided a corporate guarantee. The Luxor Notes stipulated that they may be redeemed by the Company at any time at par plus accrued interest, and that, should there be a change of control of Cardero Coal while the Luxor Notes remained outstanding, the holders of the Luxor Notes had the right to put the Luxor Notes to the Company for an amount equal to 110% of par plus accrued interest. As a bonus for subscribing for and purchasing the Luxor Notes, on April 25, 2013, the Luxor Lenders were issued an aggregate of 2,000,000 Common Shares. A portion of the net proceeds ($3,000,000) from the sale of the Notes was advanced by the Company to Cardero Coal to fund the exercise of the option to acquire the shares of a private company holding certain coal licenses forming part of the Carbon Creek Coal project. See “Item 4.D - Property, Plants and Equipment - Carbon Creek Metallurgical Coal Deposit, British Columbia, Canada.” On July 25, 2013, the Company received a demand for payment of the Luxor Notes and related indebtedness (the “Indebtedness”). The demand was in the amount of $5,668,513.90, and payment was required to be on or before August 5, 2013. The default upon which the demand was based was the alleged failure by Cardero to pay legal costs in the amount of USD 48,136.91 incurred by the Luxor Lenders in connection with the Luxor Notes.

On August 9, 2013 the Company completed a private placement of senior secured notes (the “Kopple Notes”) in the aggregate principal amount of USD 5,700,000 with entities controlled by Robert C. Kopple of Los Angles, California, USA (the “Kopple Lenders”). The full proceeds of the Kopple Notes were used to pay the Indebtedness immediately following closing of the Kopple Note transaction. Kopple Notes in the amount of USD 3,700,000 are due no later than March 14, 2014 (paid out by the Company on March 7, 2014), while USD 2,000,000 of the Kopple Notes are due on August 8, 2014. Interest will accrue at the rate of 10 per cent per year, payable quarterly. The Kopple Notes are secured by a general security agreement over the assets of the Company, as well as a specific pledge of the shares of Cardero Coal. Cardero Coal also provided a corporate guarantee. The Kopple Notes may be redeemed by the Company at any time at par plus accrued interest. Should there be a change of control of the Company or Cardero Coal while the Kopple Notes remain outstanding, other than a change of control caused by the Kopple Lenders or their associates or affiliates, the holders of the Kopple Notes will have the right to put the Kopple Notes to the Company for an amount equal to 110% of par plus accrued interest. As additional consideration for purchasing the Kopple Notes, the Kopple Lenders were issued transferrable warrants (“August Kopple Warrants”) to purchase an aggregate of 28,359,066 Common Shares. The August Kopple Warrants expire on August 8, 2020, and are exercisable at a price of $0.095 per share.

Pursuant to a facility agreement dated December 5, 2013 between Cardero and the Kopple Lenders, the Company completed the implementation of a USD 5,000,000 million line of credit (“Credit Line”) from the Kopple Lenders. The Credit Line reflects or includes all amounts advanced by the Kopple Lenders since the purchase of the Kopple Notes, interest due under the Kopple Notes, and amounts to be advanced in the future. Interest is payable by the Company on the amount outstanding under the Credit Line from time to time at the rate of 10% per annum. The security granted by the Company in connection with the Kopple Notes will extend to all indebtedness of the Company under the Credit Line. In conjunction with the establishment of the Credit Line, the maturity date for USD 3,700,000 million of the Kopple Notes was extended from December 31, 2013 until February 28, 2014 (and subsequently to March 14, 2014). If the USD 3,700,000 of the Kopple Notes is still outstanding at such time, the Credit Line will also be used to repay this amount. All amounts outstanding under the Credit Line are due and payable on or before January 5, 2016. The Kopple Lenders will have the right to seek representation on the Company’s board of directors but, to date, have not done so. As additional consideration for the establishment and funding of the Credit Line, the Company agreed to issue to the Lenders transferrable warrants to purchase an aggregate of 38,417,398 Common Shares (the “December Kopple Warrants”). Of this number, 28,359,066 were issued to the Kopple Lenders on the closing of the Credit Line on December 5, 2013. The issuance of the additional 10,058,330 December Kopple Warrants is subject to the approval thereof by the Company’s shareholders, which the Company obtained at its 2014 annual general meeting held on April 4, 2014. The Company anticipates issuing the additional December Kopple Warrants shortly. The December Kopple Warrants expire on December 5, 2020, and are exercisable at a price of $0.139.

The Company also agreed to seek the consent of the shareholders to reduce the exercise price of the December Kopple Warrants to $0.10, and to the acquisition by the Kopple Lenders of a greater than 19.99% interest in the Company through the exercise of the August Kopple Warrants, the December Kopple Warrants, the exercise by Mr. Kopple of 3,600,000 incentive stock options held by him in his role as a consultant to the Company, or any combination thereof. The requisite consent of the shareholders to all of these matters was also obtained by the Company at its 2014 annual general meeting held on April 4, 2014.

On June 25, 2013, the Company received notice from the NYSE MKT Staff indicating that the Company was below certain of the NYSE MKT’s continued listing standards due to its financial condition becoming so impaired that it appeared questionable, in the opinion of the NYSE MKT, as to whether the Company would be able to continue operations and/or meet its obligations as they mature, as set forth in the NYSE MKT Company Guide. The Company was afforded the opportunity to submit a plan of compliance to the NYSE MKT and on July 12, 2013 presented its plan to the NYSE MKT. On August 9, 2013 the NYSE MKT notified the Company that it accepted the Company’s plan of compliance and granted the Company an extension until November 29, 2013 to regain compliance with the continued listing standards. Subsequent to October 31, 2013, the Company received a Notice of Intent to File Delisting Application from the NYSE MKT. The Notice stated that the Company remained not in compliance with certain of the NYSE MKT continued listing standards as set out in Part 10 of the NYSE MKT Company Guide and that the NYSE Regulation, Inc. intended to file a delisting application for the Common Shares with the SEC. The NYSE MKT determined that the Company has not made sufficient progress consistent with the plan filed by the Company with the NYSE MKT addressing how it intended to regain compliance. The Company had the right to appeal the NYSE MKT’s determination to proceed with the delisting. However, after careful consideration, the Company determined that the significant expense of the appeal process and continued NYSE MKT listing was not warranted as it was management’s belief that it was not practicable for it to maintain a plan of compliance that will satisfy the NYSE MKT’s continued listing requirements and that it was therefore in the best interests of the Company and its shareholders that the Company accept the NYSE MKT’s determination. The Company was delisted from the NYSE MKT on November 26, 2013.

4.B             Business Overview

General

The Company currently holds, or has rights to acquire, interests (ranging from 75% to 100%) in several mineral properties (subject, in certain cases, to net smelter return royalties or net profits interests payable to the original property vendors) in Canada, Ghana, Argentina, and the United States. The Company is in the process of evaluating such properties through exploration programs or, in some cases, mineralogical and metallurgical studies, materials processing tests and feasibility studies. In all cases, the objective is to evaluate the potential of the subject property and to determine if spending additional funds is warranted (in which case, an appropriate program to advance the property to the next decision point will be formulated and, depending upon available funds, implemented) or not (in which case the property may be offered for option/joint venture or returned to the vendor or abandoned, as applicable). At the present time, the Company is primarily interested in properties that are prospective for coal and iron ore.

The Company considers that Carbon Creek is its only material mineral property at the present time. Information with respect to the Company’s material mineral property is set out under the heading “Item 4.D - Property, Plants and Equipment”. The Company intends to seek to option/joint venture all of its other mineral properties or, in some cases, abandon or surrender the tenures to the applicable governmental agency and thereby terminate its interest therein.

The Company is in the exploration stage and does not mine, produce or sell any mineral products at this time, nor do any of its current properties have any known or identified mineral resources or mineral reserves (with the exception of Carbon Creek). The Company has no known reserves under SEC Industry Guide 7 standards. Other than with respect to Carbon Creek, the Company does not propose any method of production on any of its mineral properties at this time. At Carbon Creek, the Company has determined the likely methods of production (see “Item 4.D – Property, Plants and Equipment – Carbon Creek Metallurgical Coal Deposit, British Columbia, Canada”), although it will be required to carry out extensive additional work as part of any feasibility study on Carbon Creek in order to confirm the presently envisioned production methods are appropriate to employ should the property go into commercial production.

All of the raw materials the Company requires to carry on its business at the current stage of the development of its mineral properties are readily available through normal supply or business contracting channels in Canada, Ghana, Argentina and the United States. At the present time, such raw materials are minimal and include such things as fuel, drilling muds and fluids, wooden core boxes, sample bags and similar materials used in exploration drilling and work programs. Should the Company proceed with the development of a mine at Carbon Creek, the Company will require significant amounts of raw materials, such as steel, concrete and other building materials, fuel, explosives, reagents and similar operating materials and other raw materials commonly used in the construction and operation of a coal mine. One of the functions of any feasibility study that might be carried out on Carbon Creek would be to determine the likely cost and availability of such materials, as well as identify appropriate sources of supply. Although the Company believes that it will be able to source all of such materials as required, until the completion of a feasibility study it will not have identified the preferred sources of supply. It is, however, likely that the prices of such materials, wherever sourced, will fluctuate and could significantly increase in price over the life of the proposed mine. One of the functions of a feasibility study is to project the likely cost of any such materials and factor such costs, and any anticipated increases, into the mine plan to determine the effect on the economic result of the planned mining activities. At the present time it is not possible to accurately predict such costs or the variations therein.

The mining business is subject to mineral price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles. For example, the downturn in the world economy which commenced in 2008 and continues through today, significantly moderated the record high prices, and temporarily reduced the upward price pressures, for many commodities (including metallurgical coal). However, although the metallurgical coal market is currently depressed, the Company does expect the market to recover somewhat over the next 12-18 months. There have also been signs of apparent upward momentum in several commodity prices, but it is difficult to assess if there are the start of long-term trends, as there is great uncertainty as to the recovery, or otherwise, of the world, and particularly the Chinese, economy. If the economic recovery stalls and coal prices decline further as a consequence, a continuing period of lower prices could significantly affect the economic potential of Carbon Creek.

See “Item 4.A – History and Development of the Company” for additional information regarding the nature of the Company’s operations and its principal activities for each of the last three financial years.

Regulatory and Environmental Matters

British Columbia, Canada

Mineral Rights - Coal

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

Acquisition of and Rights Under Coal Licenses

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

Other than the 30-day evaluation period, neither the Act nor the regulations impose time limits on the EAO during the pre-application phase. Cardero Coal is presently in the pre-application stage with respect to Carbon Creek, although it has ceased work on its application at the present time and there can be no certainty that it will be able to recommence the process and finalize its AIR.

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

In addition to obtaining the EAC, it is also necessary for a proponent who wishes to place a coal mine into production to obtain a number of other permits, including permits under the Mines Act, Water Act, Forest Act, Land Act, Environmental Management Act and others. The process to obtain the necessary permits under such acts may proceed concurrently with the EA. However, no statutory permit approvals may be issued before the EAC is issued.

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

It has previously been determined that Carbon Creek is subject to an environmental assessment by both the Federal and BC Provincial authorities. On March 6, 2013, the EAO submitted a request to the Federal government to conduct a substituted environmental assessment on Carbon Creek. Subsequent to a public review period, the request was approved by the Federal Environment Minister on April 15, 2013.

4.C             Organizational Structure

The following corporate chart sets forth, as at April 30, 2014, all of Cardero’s subsidiaries and their respective jurisdictions of incorporation. Each of these subsidiaries is wholly owned, directly or indirectly, by Cardero:

Throughout this annual report references made to the “Company” refer to Cardero and its consolidated subsidiaries, Cardero Coal, Cardero Iron, Cardero Argentina, Cardero Peru, Cardero Chile, CCDL, Cardero Iron USA, Cardero Management USA, Cardero Iron BVI, Cardero Hierro BVI, Cardero Hierro Peru, Cardero Iron Ghana, Cardero Ghana, CTL, CMTL, CLL and CIPC, while reference to “Cardero” refers to the Canadian parent company only.

4.D             Property, Plants and Equipment

Carbon Creek Metallurgical Coal Deposit, British Columbia, Canada

Property Description and Location

The Carbon Creek property lies approximately 60 kilometres (km) northwest of the town of Chetwynd, BC and 40km west of the town of Hudson’s Hope. Improved forest service roads connect the property with British Columbia Highway 29 between the towns of Chetwynd and Hudson’s Hope. The CN Rail line connecting Fort St. John and Tumbler Ridge areas with Prince George passes 40km south of the property. The CN Rail line provides direct access to the ports of Vancouver and Ridley Terminals in Prince Rupert, BC. The northern end of the property is adjacent to the Williston Lake and is approximately 175km east of Mackenzie, BC by water (Figure 1).

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
FILE:4859:RPRT\LOC
SCALE: 1:600000
NORWEST CORPORATION

Figure 1: Carbon Creek – Location and Regional Infrastructure Map

Tenure and Joint Venture

The Carbon Creek property is in the Peace River Coalfield and consists of twelve Coal License Applications (and any coal licenses issued pursuant to such applications) and four issued coal licenses with respect to coal owned by the Province of British Columbia (to which the Coal Act applies) and ten Crown Granted District Lots (“CGDL”) on which the coal is held in private ownership and to which the Coal Act does not apply, comprising a contiguous tenure parcel of 17,200 hectares (Figure 2).

Ten of the Coal License Applications have been submitted by P. Burns Resources Ltd. (“Burns”) of Calgary, Alberta and, upon the issuance of any coal licenses thereunder, such licenses are to be transferred to the Carbon Creek Partnership (“CCP”), an Alberta partnership. Two of the Coal License Applications are held by Cardero Coal.

The CGDL’s, totalling approximately 2,600ha, are controlled by Peace River Partnership (“PRP”), an Alberta partnership. Cardero Coal holds a coal lease over the freehold (private) coal resources under the CGDL from PRP (“Coal Lease”).

Under the Coal Lease, Cardero Coal will pay a 5% “freight on rail” royalty on all coal sold or $2 per metric tonne of coal sold, whichever is greater, and 20% on sales for any coal substances sold or consumed on the CGDL. On May 1, 2013 the Coal Lease was amended to include an Advance Royalty payment to be paid until the commencement of the payment of the Royalty. The Advance Royalty is non-refundable and is to be deducted from the amount required to be paid in respect of the Royalty due. The Advance Royalty amounts and due dates are as follows:

Date Due	Amount ($)
June 2, 2013	500,000
June 2, 2014	2,000,000
June 2, 2015	3,000,000
June 2, 2016 in each year thereafter	3,500,000

All or any portion of the Advanced Royalty due on June 2, 2013 can be extended to June 2, 2014 by giving proper notice and paying interest at a rate of 6% per annum on amounts outstanding, which Cardero Coal has done. All or any portion of the Advanced Royalty due on June 2, 2014 can be extended to June 2, 2015 by giving proper notice and paying interest at a rate of 6% per annum on amounts outstanding. The Coal Lease provides that Cardero Coal is required to commence commercial production before June 15, 2017, and if it fails to do so, PRP may terminate the Coal Lease. After June 15, 2017, PRP may also terminate the Coal Lease if Cardero Coal fails to achieve annual production of at least 500,000 tonnes of coal for a period of three years.

A contiguous coal tenure application under the Coal Act submitted by Alan A Johnson was processed by the province of BC and converted into four coal licenses (418174, 418175, 418176, and 418177) on June 14, 2012. Cardero Coal had an exclusive option to purchase these licenses (plus any additional coal licenses issued in respect of certain other coal license applications held by Mr. Johnson) on or before January 14, 2013 for $5 million plus 400,000 Common Shares. In January, 2013, the Company entered into an agreement with Mr. Johnson, whereby the four licenses were transferred to a new company owned by Mr. Johnson (“CoalCo”) and the Company was granted the option to acquire all of the shares of CoalCo for the same consideration. In addition, such agreement extended the previous exercise deadline of the option for a period of up to an additional three months and modified the required option exercise payment structure. Under the new terms, Cardero Coal paid a non-refundable deposit of $1 million on January 14, 2013, with the $4 million balance and 400,000 Common Shares due upon exercise of the option. The Company was permitted to extend the deadline for the exercise of the option for up to three additional months (to April 14, 2013) upon payment of an extension fee of $20,000 for each month of the extension ($60,000 total) which it did. The Company subsequently further extended the deadline for the exercise of the option to April 22, 2013 by the payment of a further $1 million non-refundable deposit, and exercised the option on April 22, 2013 by paying the $3 million balance owing and issuing the 400,000 Common Shares. Immediately following the acquisition of CoalCo, it was wound up into Cardero Coal and the subject licenses are now held by Cardero Coal.

Cardero Coal has entered into a joint venture agreement with CCP, in which Cardero Coal will have a 75% interest and CCP will have a 25% interest. Pursuant to the joint venture agreement, each joint venture partner is contributing its resource in the Carbon Creek deposit. The joint venture, known as the Carbon Creek Joint Venture, will control and operate the Carbon Creek property described above. The joint venture agreement provides that the CCP interest is a carried interest which requires Cardero Coal to fund the 100% of the exploration, development, construction and operation of the mine. However, CCP will not receive any payments in respect of its 25% interest in the joint venture until Cardero Coal has recovered 100% of its investment including all development monies, exploration expenditures, and capital expenditures as well as the cost of the Johnson coal licences. Following Cardero Coal recovering its investment, CCP is entitled to 25% of the net proceeds of the Carbon Creek Joint Venture. Cardero Coal is the manager of the Carbon Creek Joint Venture.

Cardero acquired its initial interest in Cardero Coal through a series of private placements in 2010/11 and completed the acquisition of the balance of the outstanding shares of Cardero Coal through a plan of arrangement that was completed on June 1, 2011.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Carbon Creek is accessible by improved forest service roads that connect with British Columbia Highway 29 between the towns of Chetwynd and Hudson’s Hope.

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

A watercourse called Carbon Creek flows from south to north through the property and enters the Williston Lake located in the north of the property.

History

During the period 1908 to 1951 coal exploration and evaluation at Carbon Creek was limited to surface mapping, trenching, and sampling along creek beds. From 1970 to 1981 Trend Exploration Limited conducted an aerial mapping survey and subsequently Utah International (now BHP Billiton) and its subsidiary, Utah Mines Ltd. (“Utah”) completed comprehensive campaigns of exploration, including surface mapping, drilling, trenching, and bulk sampling.

There was a hiatus in coal exploration from the early 1980s to 2010 when Cardero Coal completed an eight-hole validation drilling program. The positive results permitted the Utah drilling data to be used in the completion of a resource estimate. Starting in August 2011 Cardero Coal initiated an in-fill drilling, surface mapping and bulk sampling program.

LICENSE
APPLICATION
416894
COAL LICENSE
418176
LICENSE
APPLICATION
416895
LICENSE
APPLICATION
416894
COAL LICENSE
418175
COAL LICENSE
418177
LICENSE
APPLICATION
416900
COAL LICENSE
418174
LICENSE
APPLICATION
416898
LICENSE
APPLICATION
417753
LICENSE
APPLICATION
416899
LICENSE
APPLICATION
416896
LICENSE
APPLICATION
416893
LICENSE
APPLICATION
416897
LICENSE
APPLICATION
416892
LICENSE
APPLICATION
416891
LEGEND
Reserve Area
Crown Granted District Lots
ACCI Area
MTO Grid
Drainage
Waterbody
N
0
1
2
3
Kilometers
DATE: 08/05/2010
FILE:MINING TENURES
SCALE:
1"=2000
NORWEST
CORPORATION

FIGURE 4.2

CARDERO COAL LTD.
CARBON CREEK PROJECT
COAL LICENSE AND
APPLICATION AREAS

Figure 2: Carbon Creek Tenures

Geologic Setting and Mineralization

Carbon Creek lies within the Inner Foothills structural province of western Canada and contains medium volatile bituminous coals of the Gething Formation. The Foothills belt is characterized by folded and faulted Mesozoic sediments that are in transition between the relatively gently-dipping, non-deformed formations of the Alberta Plateau to the east and the highly-deformed Rocky Mountain Trend to the west. The subsequent structural deformation resulted in increased pressures and heat flows that have imparted metallurgical properties to the coal seams.

The Gething Formation consists of dark grey mudstone, siltstone, very-fine to coarse-grained sandstone, carbonaceous mudstone, silty and sandy mudstone, coaly plant debris, minor bentonite, black shale, occasional minor tuffs in the upper part, minor conglomerates and abundant but relatively thin coal seams.

Structural interpretations of Carbon Creek portray a doubly-plunging syncline lying between two anticlinal belts that straddle the western and eastern boundaries of the property. The synclinal axis roughly parallels the course of the Carbon Creek watercourse and plunges gently (less than 5°) to the south-southeast through the main project area. Dips in the central portion of the property are nearly flat, ranging from 0º to 15º, increasing to up to 30º locally along the synclinal flanks in the east and west portions of the property.

For coal deposits, “mineralization” refers to coal development and coal seam stratigraphy. The coals occurring within Carbon Creek are thought to occur in the upper to middle sections of the Gething Formation. The coal deposition found on the property is typical of the Gething Formation, consisting of abundant coal seams, some showing favourable metallurgical properties. Although there are numerous seams throughout the property, 27 identified coal seams are developed sufficiently to be considered of economic significance. The average thickness (m) and undiluted raw coal quality for the 27 coal seams is outlined in Table 1.1.

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

Values shown represent coal without out-of-seam dilution (“OSD”). Run-of-Mine (“ROM”) coal, i.e. mixed with OSD, can be beneficiated using size specific density and froth flotation separating processes to improve coal quality. Coking properties such as Free Swelling Index (FSI) and dilation are typically improved as well through beneficiation.

Exploration and Drilling

The periods and types of coal exploration undertaken on the property are summarised in Table 1.2. The coal exploration methods can be separated into four types: regional mapping and field sampling, aerial surveys, coring and open-hole (rotary) drilling, and bulk sampling. Types by era are summarized below.

TABLE 1.2 EXPLORATION METHODS

Year	Company/ Individual	Drill Holes	Exploration Activity
1908 -1945	Various		Surface mapping, and sampling, trenching
1970	Trend Exploration		Aerial reconnaissance mapping
1971 - 1981	Utah	301	Surface mapping, drilling, 2D seismic program, bulk sampling
2010	Cardero Coal	8	Validation drilling (coring)
2011	Cardero Coal	62	Surface mapping and drilling
2011	Cardero Coal	53	Large diameter (6 inch) bulk sample drilling, 11 seams intersected

Most drilling was vertically oriented, targeting coal seams that were usually dipping between 5° and 20° from horizontal. A 2D seismic program completed in 1975 focused on the mapping of surficial glacial till nearby Nine Mile Creek. Approximately half of the holes drilled on the property were sampled core holes. The rotary holes were completed for the purposes of coal seam correlations and mapping depth of surface weathering or glacial till. The field recording of drill hole depth intervals were later reconciled with the aid of geophysical logs. Eleven angled drill holes were completed by Cardero Coal in 2011 for the purposes of obtaining oriented core samples for detailed geotechnical logging and analyses. Bulk sampling was completed in 1976 by Utah from surface audits and by Cardero Coal in 2011 from vertically oriented large diameter (“LD”) drill cores.

Cardero Coal conducted a multi-rig exploration program during 2012, targeted at expanding the estimated measured plus indicated resource base and further defining potentially mineable areas within the previously defined resource areas.

Sample Preparation, Analysis and Security

Field sampling, handling and transport of drill core samples by Cardero Coal were observed to be in accordance with industry best practice. Utah used similar methods in their drill core sampling program in the 1970s and 1980s. The Utah samples predominantly went to coal laboratories in United States whereas the Cardero Coal samples were sent to certified coal laboratories in both the United States and Canada.

The drill core samples were subject to a standard suite of raw proximate coal analyses that included FSI. The bulk samples were subject to more detailed analyses specifically targeted for the evaluation of the coal’s washability characteristics and metallurgical properties. Coal seams which were believed to have sufficient bulk sample analyses were subjected to detailed washability and metallurgical characterization. Bulk sample analyses for remaining seams are either currently outstanding or are considered low tonnage seams. Metallurgical potential for these seams is limited to evaluation of raw proximate coal quality and FSI.

Mineral Processing and Metallurgical Testing

Projected Coal Handling and Preparation Plant Design

Work to date by the Company suggests that a likely scenario for Carbon Creek is that ROM coal will be conveyed or trucked to the central coal handling and coal preparation plant (CHPP & CPP), depending on the mining location of each particular seam. The ROM coal would be stored in multiple dome-covered stockpiles with aggregate capacity of about 350,000t with live reclaim systems. The reclaimed ROM coal would then be fed to the coal preparation plant and screened. Oversize ROM would be fed to a rotary breaker rotary breaker which would destone and size the coal.

The CPP would be single-module operation rated to accept a nominal 1200 tonnes per hour (tph) of raw feed. The CPP would feature parallel, size-specific processes. The plant is intended to be robust in design with ease of maintenance as well as purpose built for northern British Columbia winters. Target coal throughput is projected to be 7.2Mtpa at a 68% operating efficiency (yield).

A heavy media bath circuit would then wash the 150mm x 10mm stream, followed with a clean coal crusher, after wetting, to reduce the top size to pass 50mm or other market specification. This approach is suggested to avoid the need for a thermal dryer.

Parallel to the heavy media bath would be three additional processes. A large-diameter heavy media cyclone would wash the 10mm x 1mm stream along with reflux classifiers for the 1mm x 0.25mm and two-stage froth flotation for the minus 0.25mm streams. The latter would employ column flotation for the minus 45 micron range of material; this could be bypassed when processing lower value thermal coals.

Each sub-product stream would employ high performance mechanical dewatering centrifuges specific to each particle size group. Pressure filtration would be used on the minus 45 micron material. Based upon the available washability data, total product moisture values for each seam are projected to be below 8% by weight.

The washed coal would then be conveyed to a series of three domed stockpiles depending on product type. Emergency overflow stockpiling systems would also be available. Product coal would then be conveyed to a barge loader on Williston Lake.

Sampling and Testing

An exploration program was conducted by Cardero Coal. This program included a select number of large diameter (150mm) cores for the purpose of obtaining representative washability and carbonization data. Only one drill-core per seam was obtained.

A washability study testing protocol was developed to ensure consistent laboratory reporting results. The washability testing program featured a comprehensive attrition regimen prior to conducting any float-sink and flotation testing. Such pretreatment procedures help ensure consistency as well as improving washability prediction results. At the time of the washibility study Seams 14 and 15 were being drilled but no laboratory results were available.

Seam Characterization

Samples of each of the major seams collected in the bulk LD core drilling program were assembled as simulated seam product (“SSP”). These SSPs are small bulk clean coal products resulting from analyses of the washability results. Each seam SSP was analyzed for caking and plasticity, petrographics, and in some cases, carbonization tests. P rimary data for Seams 14 and 15 are not yet available; reporting of these data was derived from secondary sources.

The mined coal from Carbon Creek will likely fall into two main logical groups: medium volatile (mid-vol) and high volatile (high-vol) bituminous coals.

Most of the mid-vol coals seams, i.e. the lower seams 14, 15, 27, 31 and 40, will be marketed as hard coking coals (“HCC”). While Seam 40 is currently included in this group, the most recent analytical, petrographic and carbonization results indicate this may be a semi-soft coking coal. However, previous Utah washability data from 1976 indicates that Seam 40 is a “black and white” coal with a potential product ash of 6% (ad) and is dissimilar from the current primary data.

Projected Product Quality

The target product ash contents were determined by maintaining heavy media densities within practical and industry norms. Most of the coal seams, with the exception of Seam 40, display excellent separation characteristics.

Table 1.3 lists the projected product qualities for the hard coking coal seams.

TABLE 1.3 HARD COKING COAL TARGET PRODUCT QUALITY

Seam	Inherent Moisture	Surface Moisture	Total Moisture	Ash (ar)	Ash (ad)	Sulphur (ad)	FSI
14	1.0	6.8	7.7	5.5	6.0	0.72	6-7
15	1.0	5.9	6.8	4.6	5.0	0.84	6-7
27	0.7	5.7	6.4	5.6	6.0	0.77	6-7
31	1.1	5.9	7.1	5.6	6.0	0.67	6-7
40	0.8	6.4	7.1	7.9	8.5	1.24	6-7

Table 1.4 lists the projected product qualities for the candidate PCI, semi-soft coking and/or thermal coal seams.

TABLE 1.4 CANDIDATE PCI, SEMI-SOFT COKING & THERMAL COAL TARGET PRODUCT QUALITIES

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

Mineral Resource Estimate – Coal Resources

A resource estimation for Carbon Creek was completed in accordance with the procedures and criteria of Geological Survey of Canada (GSC) Paper 88-21 as required by NI 43-101. The coal resources were reported from a MineSight™ software generated 3D block model. Numeric seam identifiers, ore volumes and resource limiting criteria were coded into the 3D block model from gridded surface files representing the extent of the surface and underground coal resource in accordance with GSC Paper 88-21 guidelines and within the Cardero Coal license application areas. The mineral resource estimates for surface and underground moderate geology-type coal reported from the current Carbon Creek geologic model are outlined in Table 1.7. The resource statement is current as of September 20, 2012.

Carbon Creek has an estimated 468Mt of in-place coal resources in the measured and indicated categories plus 232Mt in the inferred category. Table 1.5 breaks these resources into surface and underground tonnes.

Cautionary note to U.S. investors concerning estimates of inferred and indicated resources. This section uses the terms “inferred resources” and “indicated resources.” The Company advises U.S. investors that these terms are not recognized by the SEC. The estimation of measured resources and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted into reserves. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that estimates of inferred resources exist, are economically minable, or will be upgraded into measured or indicated resources.

TABLE 1.5 CLASSIFICATION OF RESOURCE – CARBON CREEK PROPERTY
(AS AT SEPTEMBER 20, 2012

Deposit Type	ASTM Coal Rank	Measured (Mt)	Indicated (Mt)	Inferred (Mt)
Surface	mvB	197	31	32
Underground	mvB	143	97	199
Total	mvB	468		232

Projected Mining Methods

Based on work to date by the Company, the Company believes that the nature of the geology of Carbon Creek lends itself to employing several mining methods to maximize the recovery of the any coal that may be mined. The proposed mining methods include underground room and pillar mining with continuous miners, surface contour and area mining using hydraulic excavators and trucks and highwall mining. After a short ramp up period, it is proposed that all mining methods would be employed concurrently throughout the proposed 20 year mine plan.

Surface mining is currently projected to occur in two areas designated as the Northern Surface Mine and the Central Surface Mine. The Northern Surface Mine is adjacent to Seven Mile Creek on the north side of the property. The Central Surface Mine is just north of Nine Mile Creek. The underground mining operations are projected to have two sets of portals approximately three kilometres north of Seven Mile Creek and three sets of portals approximately two kilometres south of Seven Mile Creek. Highwall mining is anticipated to occur throughout the surface mining areas along the outcrops of the various seams after contour mining has taken place.

Projected Project Infrastructure

Based on current information, the Company anticipates that coal from the underground mine portals in the north and south of the property would be delivered to the coal processing plant, located at Carbon Inlet, by overland conveyors to two hard coking coal ROM storage domes, each with a capacity of 90 kilotons (Kt). Each of the streams would be fed into a rotary breaker for destoning prior to delivery to the ROM storage domes. Semi soft/PCI ROM from the Northern and Central surface mines as well as the contour mining operations would be trucked to the truck tip, and then fed into either the single thermal or two semi soft/PCI coal ROM storage domes (capacities of 25Kt and 70Kt respectively), after destoning in a rotary breaker. Provision would be made for emergency ROM stockpile areas in addition to the storage domes.

Following beneficiation, the respective clean coal products would be fed into hard coking, semi soft/PCI and thermal storage domes of 80Kt, 50Kt and 2Kt respectively (or emergency stockpiles) prior to loading onto barges. Product logistics would need to be controlled from the plant site to ensure that clean coal is fed directly onto trains at Mackenzie without the need for domes or stockpiles at the rail loop.

The administration block, mine dry, maintenance shop and warehouses are proposed to be located adjacent to the plant site at Carbon Inlet. Each of the underground mine portals would be serviced by satellite warehouses and personnel facilities.

Power for the mining operation would be fed via a BC Hydro line from the electricity supply facility at the WAC Bennett Dam. Distribution on the mine site would be via a main substation located at the plant site, and further distribution through appropriately located substations at each of the mining operations. It is anticipated that maximum power demand would range from 8 megawatt (MW) at the commencement of mining operations to approximately 43MW at full production.

Water for the operation would be sourced from Williston Lake. However, maximum use is planned to be made of water captured from dirty water runoff drains and plant recycle water.

Access to the mine site would be via the Johnson Creek Forestry Service Road, although this would have tpo be upgraded to accommodate the anticipated high volume of personnel transport and material delivery vehicles.

Market Studies and Contracts

Market Study

In 2012 the Company commissioned an independent market analysis, and a summary or the results of and the Company’s conclusions from that market analysis are presented below.

Based on washability testing of coals from Carbon Creek, three potential products were identified for sale onto the seaborne coal market:

  Carbon Creek HCC, comprising the Lower Seams (Seams 14-40).

  Carbon Creek high volatile metallurgical coal (“HV Metcoal”), comprising the Upper Seams (Seams 46-63), which would be suitable either as a semi-soft coking coal (SSCC), or for injection into the blast furnace as a PCI.

  Carbon Creek thermal coal, comprising oxidized or partially oxidized coal.

The quality characteristics of the three Carbon Creek products were compared to a series of benchmark coals traded internationally, to arrive at appropriate pricelines for each of the three products:

  Carbon Creek HCC is evaluated at a USD 10/t discount to the generally reported coking coal Headline Pricing.

  Carbon Creek HV Metcoal is benchmarked on the basis of both the semi-soft and the PCI coals. As a High Vol PCI coal, the price is taken as 85% of the price of the prime Low Volatile PCI coals; as a High Vol SSCC, it is benchmarked at a USD 8/t discount off the price of the major semi-soft coals.

  Carbon Creek Thermal is compared with New South Wales (NSW) thermal coals contracted to the Japanese Power Utilities (JPU); based on heat value differentials, Carbon Creek Thermal is priced at a 12% premium to the NSW thermal coals.

Since the 2012 market study noted above, metallurgical coal pricing has been in decline, with the most recent Quarterly Pricing settled at USD 143/t. Spot prices in April 2014 have been as low as USD 105/t for premium benchmark HCC. In addition, many of the major banks have revised downward their long-term price forecasts and have cut their anticipated metallurgical coal price for 2014 and lowered projections for coming years.

Recent independent research suggests that the seaborne metallurgical coal market is presently oversupplied, and available supply capability is more than adequate to meet projected demand to 2020. However, this research also suggests that, post-2020, a theoretical supply gap emerges that would need to be filled through production from projects not currently in the existing supply chain, such as Carbon Creek.

Environmental Studies, Permitting, and Social or Community Impact

Production at the proposed Carbon Creek Metallurgical Coal Mine is anticipated to exceed 250,000tpa and will therefore be regulated under the Act. See 4B “Business Overview – Regulatory and Environmental Matters – Environmental and Permitting”.

The Carbon Creek Project Description has been completed and accepted (i.e., a Section 10 Order was issued by EAO on May 9, 2012), and a first draft Application Information Requirements (“AIR”) for an EAC application has been prepared. However, due to the Company’s difficulty is securing funding, work on the draft AIR (which will require further review by a technical Working Group and public consultation prior to being finalized) has ceased, and it is uncertain when and if the draft will be submitted for further review. Following the finalization and acceptance of the AIR, the Company would then be required to prepare and submit an effects assessment report and then submit the final EAC Application.

The key component of the Carbon Creek EA process is the collection of environmental baseline data within the Carbon Creek area, as required by the pre-application EA process. Although the Company had commenced a number of programs to collect baseline data, termination of these programs means that the data collected to date is no longer valid, and the programs will have to be restarted in connection with the Company’s restart of the EA process. This will significantly delay the Company’s ability to proceed with the EA process in the future.

Cardero Coal will placing special emphasis on the evaluation of a number of potential environmental effects of any mine at Carbon Creek, based on several criteria (e.g., similar issues in the same geographical area, other coal mines, etc.), specifically:

  Potential ecological effects of selenium, sulphate and nitrate on aquatic biota
  Effects of mining activities on local bull trout (a blue-listed species) populations
  Metal leaching/acid rock drainage potential from ore
  Human health impacts of coal dust
  Archaeological concerns
  Habitat displacement impacts on large ungulates.

As part of the EA, a closure and reclamation plan will need to be developed, in order to assure the long-term sustainability of the property. Moreover, when Carbon Creek begins active operations, an Environmental Management Plan (EMP) will be developed as the mine is constructed and begins to operate. In addition to completing the EA process, other permits must be obtained. While the EA process may allow for ‘concurrent’ processing of approvals with the EA, this does not occur until later in the EA process. Some of the key permits include:

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

  Fisheries Act (S. 37) (DFO) - based upon the proposed use of a transportation route within Williston Lake, and potential impact to fish habitat in the lake and tributaries of the lake (including the Carbon Creek watercourse), a federal permit under the Act could be required for the project. The need for this permit would trigger federal involvement in the EA process.

Community and Stakeholder Consultation

Cardero Coal intends establish mutually-beneficial relationships with the communities in which it operates; maintain knowledge of, and sensitivity to, the needs of neighbouring communities and local cultures, in particular, First Nations; consult with communities to develop a process to manage communications, activities and address local concerns; and, apply a local preference hiring policy.

To date, Cardero Coal has undertaken extensive consultation and engagement with provincial and federal government representatives, First Nations and local community stakeholders. Consultations with local and regional First Nations (FN) groups are required as part of the EA process. The level of consultation will vary depending upon whether the lands are within, or have any impacts on, traditional territories identified under Treaty 8 (or other FN groups), or if the project is outside of these lands and covered under Aboriginal Rights and Title requirements. Successful FN consultation provides the groundwork for obtaining a social license for the project to operate. Therefore, consultation with FNs similar to those discussions with other stakeholders will be required. However, such activities have been curtailed since mid-2013 as a consequence of the lack of available funding.

Significant Factors and Risks

The required exploration and any future mining operation does not utilize unique technologies that might be subject to challenge by third parties. However, Carbon Creek will need to work its way through the EA process, as well as other permitting processes. FN consultation is a critical element of the project development that requires a great deal of commitment, so that consensus among parties is reached to support the long-term sustainability of the project. Although engagement was initiated to obtain FN support for early project activities (i.e., exploration program), the Company’s financial status have made it difficult to sustain such engagement and it would need to be restarted in connection with any advancement of Carbon Creek. FN members have been employed in the past exploration programs, and there is a plan to involve FN members in environmental monitoring and other future activities. Also, hiring and training miners, particularly underground miners, will be challenging given the tight labour market in the region. Environmental considerations will need to be comprehensively addressed during the EA process; water quality is likely to be a focus of study. Additionally, direct and indirect impacts to wildlife populations will be an important issue addressed during the EA process. The Company believes that none of these issues appear to represent insurmountable hurdles and, with a pro-active approach with good process management, it should be possible to advance Carbon Creek to the BFS stage of project investigation.

However, as noted above, the Company does not presently plan to proceed with a BFS or to pursue any further activities in support of an application for an Environmental Assessment Certificate or in connection with any other permitting-related activities at this time.

For the fiscal year ending October 31, 2014, the Company proposes to initially assess the desirability of proceeding with a new optimized and restated Prefeasibility Study (“New PFS”) the Carbon Creek and, if it determines this to be desirable and of potential benefit to the Company, to proceed with such New PFS, subject to securing the necessary financing to do so (of which there can be no assurance). The Company estimates that to proceed with and complete the Revised PFS would cost of the order of $1,000,000. Since completing the PFS discussed above, the Company has completed approximately 23,000 metres of additional drilling and has received a substantial quantity of new coal quality data. The New PFS would include a new resource/reserve estimate, a new mine plan and several material project optimizations, as well as substantially more detailed coal quality information and processing design. Based on this work, an update detailed economic analysis would be included in the New PFS. In the past month, the Company has issued a detailed scope of work for a New PFS and has received proposals from three consulting firms. A decision on whether to proceed has not yet been taken.

ITEM 4A.             UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.             OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company is in the business of acquiring, exploring and evaluating interests in mineral properties. The Company’s current material property interest is held for the purposes of exploration for coal (Carbon Creek), although the Company also retains interest in minor properties prospective for precious and base metals (Mina Angela, Organullo). The following discussion explains the variations in the key components of the Company’s year over year operating results and should be read in conjunction with the Company’s audited consolidated financial statements and the related notes thereto, which are prepared in accordance with IFRS as issued by the IASB. Yearly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options.

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

5.A             Operating Results

Year ended October 31, 2013 compared to year ended October 31, 2012

The Company’s general and administrative costs were $8,941,569 (2012- $12,267,892), and reviews of the major items are as follows:

  Consulting fees of $1,517,453 (2012 - $1,071,977) includes $227,155 (2012 - $106,936) of share- based payments. The increase was primarily due to the Company engaging a financial advisor, at a cost of $737,908, to assist the Company in raising capital;

  Insurance of $195,431 (2012 - $109,318), increased primarily due to an adjustment of $35,774 to the understated insurance expenses related to the prior years and the addition of $36,809 of required insurance for the Company’s CMTL subsidiary in the USA;

  Investor relations of $143,355 (2012 - $429,302) includes $37,644 (2012 - $204,222) of share-based payments. The remaining decrease is due to less activity of the Company as a result of the equity market slow down during the year. For the same reason, corporate development of $266,723 (2012 - $368,112) and travel of 276,024 (2012 - $769,827) also decreased;

  Office costs of $794,148 (2012 - $970,157), decreased primarily due to a slow-down of activities in the Company, curtailing operations in Cardero Coal, and significant reduction in activity in the Ghana and South American subsidiaries;

  Professional fees of $1,963,715 (2012 - $1,806,456), increased due to legal fees in respect of the renegotiation and exercise of the Johnson Property Option at Carbon Creek, work on a proposed $7M loan facility that did not close and work related to a demand notice on outstanding indebtedness to a secured creditor;

  Regulatory and transfer agent fees decreased to $144,041 (2012 - $237,972), primarily as a result of decrease in TSX listing fees due to smaller market capitalization and a decrease in filing fees due to private placements in both the TSX and NYSE;

  Salaries and benefits of $3,001,441 (2012 - $5,419,163), decreased due to a significant reduction in share-based payments of $390,774 (2012 - $2,859,996). Excluding share-based payments salaries and benefits increased by $51,500 during the year due to hiring more employees during the earlier part of the year and severance paid to former CEO, which was also offset by a reduction in employees in the last quarter of the year;

  Property evaluations of $172,810 (2012 - $603,819) decreased due to less active exploration activities; and

  Depreciation decreased to $237,408 (2012 - $349,544), primarily due to the decreased net asset value in the current period.

Other items showed a loss of $21,006,281 in the current year versus an income of $1,760,569 in the comparable period of 2012. Due to their nature, these transactions relate to events that do not necessarily generate comparable effects on the Company’s operating results. Significant areas of change include:

  Other income of $293,338 (2012 - $40,143), of which $(24,412) (2012 – $40,143) was for providing metallurgical testing services, $284,056 was for recovery of an outstanding receivable and $33,694 came from the sale of minor assets.

  Interest expenses of $1,389,964, of which $1,319,370 was the interest on the USD 5.5M secured notes issued in April 2013 and USD 5.7M secured notes issued in August, 2013 payable during the current year versus interest income of $149,434 of which $123,367 was from the repayment of the Trevali Mining Corporation (“Trevali”) loan, in the comparative period;

  Realized loss of $39,562 from sale of Balmoral Resources Ltd. common shares (“Balmoral”) (232,000 shares) and Ethos Capital Corp (“Ethos”) (66,000), compared to a realized gain of $9,486,396 from the sale of International Tower Hill Mines Ltd. (“ITH”) (3,053,933 shares), Trevali (15,308,953 shares), and Corvus Gold Inc. (“Corvus”) (1,655,711 shares) common shares in the comparative period;

  The unrealized loss on warrants of Trevali in the current period of $407,487 versus unrealized loss of $754,917 in the comparative period;

  Due to the substantial decline in the fair value of available-for-sale investments in Abzu Gold Inc. (“Abzu”), Wealth Minerals Ltd. (“Wealth”), Indico Resources Ltd. (“Indico”) and Xiana Mining Inc. (“Xiana”) common shares, the Company recorded impairment losses of $1,437,030 (2012 - $3,767,563), decline in fair value of Abzu, Wealth, Indico and Xiana common shares). These changes are due to market fluctuations which are entirely outside of the Company’s control;

  The Company recognized an impairment loss of $198,239 (2012 – $1,112,726) from amount due from Indico, a related party (2012 – Wealth and Xiana, also related parties). The Company assessed that they are unlikely collectable in the foreseeable future;

  The Company recognized an impairment loss of $389,487 (2012 - $Nil) on its property, plant and equipment in Ghana; and

The Company recognized an impairment loss of $16,447,113 (2012 - $3,554,667) during the year on the Titac and Longnose properties in the USA ($3,775,254) and on the Middle Sheini and Sheini South properties in Ghana ($12,671,859). In the previous year the Company had an impairment loss of $3,554,671 on its Mexico properties ($507,193), Argentinean properties ($2,672,762) and on the Sheini North property in Ghana ($374,716).

Year ended October 31, 2012 compared to year ended October 31, 2011

During the year ended October 31, 2012, the Company incurred a net loss of $11,594,099 (2011 - a net loss of $25,148,877).

The Company’s general and administrative costs were $12,267,892 (2011 - $12,993,141), and reviews of the major items are as follows:

  Consulting fees of $1,071,977 (2011 - $1,324,798) includes $106,937 (2011 - $15,135) of share-based payments. The decrease was due to some consultants hired in the comparative period who were no longer retained in 2012 due to a slow-down of activities in the South American subsidiaries;

  Corporate development of $368,112 (2011 - $606,239), decreased due to less active corporate development activities in 2012;

  Depreciation increased to $349,544 (2011 - $244,935), primarily due to the increased depreciation of the metallurgy lab, the camp facility in Ghana, the acquisition of Cardero Coal, and the relocation of the Vancouver office in April 2011;

  Investor relations of $429,302 (2011 - $650,779) includes $204,222 (2011 - $294,066) of share-based payments. The remaining decrease is due to less active activities due to slow down of the equity market in 2012;

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

Other items showed an income of $1,760,569 in 2012 versus a loss of $7,737,814 in the comparable period of 2011. Due to their nature, these transactions relate to events that do not necessarily generate comparable effects on the Company’s operating results. Significant areas of change include:

  Other income of $40,143 (2011 - $Nil) from providing metallurgical testing services;

  Interest income of $149,434, of which $123,367 was from the repayment of the Trevali Mining Corporation (“Trevali”) loan versus an interest income of $1,659,273, of which $516,096 was from the repayment of the Trevali loan in the comparative period;

  Realized gain of $9,486,396 from the sale of ITH (3,053,933 shares), Trevali (15,308,953 shares), and Corvus (1,655,711 shares) common shares, compared to a realized gain of $14,245,612 from the sale of ITH (1,537,290 shares), Trevali (790,000 shares), and Corvus (225,000 shares) common shares in the comparative period;

  The unrealized loss on warrants of Trevali and Abzu in the current year of $754,917 versus unrealized loss on warrants of Trevali, Abzu and Kria of $3,252,256 in the comparative period;

  Gain on the loan settlement with Trevali in the amount of $1,368,953 (2011 - $Nil);

  Gain on the reclassification of investments in Abzu from equity investments to resource related investments of $Nil (2011 - $3,019,523);

  Due to substantial decline in the fair value of available-for-sale investments in Abzu, Wealth, Indico, and Dorato common shares, the Company recorded impairment losses of $3,687,101 (2011 - $11,335,318). These changes were due to market fluctuations which are entirely outside of the Company’s control;

  The Company recognized an impairment loss of $1,112,726 from amounts dues from related parties Wealth and Dorato. The Company assessed that they were unlikely collectable in the foreseeable future. (2011 - $Nil);

  The Company wrote off $3,554,667 in exploration and evaluation assets in the current year versus $12,206,614 in prior year; and

  The Company recognized loss on equity investments of $Nil (2011 - $793,194) since Cardero Coal is now wholly-owned by the Company (2011 - 45.5% ownership interest) and the Company owned only 15.6% of Abzu’s issued and outstanding common shares (2011 - 16.66%).

5.B             Liquidity and Capital Resources

The Company has no revenue generating operations from which it can internally generate funds. Over the past three fiscal years, the Company’s ongoing operations have been predominantly financed by the sale of its equity securities by way of private placements and the subsequent exercise of share purchase warrants and broker options issued in connection with such private placements. However, the exercise of warrants/options is dependent primarily on the market price and overall market liquidity of the Company’s securities at or near the expiry date of such warrants/options (over which the Company has no control) and therefore there can be no guarantee that any existing warrants/options will be exercised. The Company has also successfully generated operating funds through the sale of certain of its resource related investments, some of which had significantly increased in value since their acquisition. However, such returns are subject to fluctuations in the market for the shares of the companies in which the Company has invested, and therefore there can be no assurance that the Company will continue to be able to generate significant additional funds through the liquidation of its investments. As illustrative of this, the current market conditions for junior resource equities have resulted in a significant decline in the market value, and hence the price at which the Company can sell, any of its remaining resource related investments, and the Company does not presently envision raising any further significant funds through the sale of such investments. In addition, the Company can raise funds through the sale of interests in its mineral properties.

In 2013, as noted under Item 4.A - History and Development of the Company, the Company has also successfully secured funding during the fiscal year ended October 31, 2013 through private placements of equity securities, sales of the Luxor and Kopple Notes and the establishment of the Credit Line. While the sale of the notes and establishment of the Credit Line generate working capital, they also bring with them significant interest expense. In addition, as such financings are denominated in US dollars, they increase the foreign exchange loss risk to the Company as the US-Canadian exchange rate may be significantly lower upon repayment that when the funding was initially secured or advanced.

The Company expects that it will operate at a significant loss for the foreseeable future, notwithstanding the revenue recognized from the sale of resource based investments, recent private placements, the sale of the Luxor and Kopple Notes and the establishment of the Credit Line. The Company is focussed on securing additional funding but, at this time, currently has no funding commitments or arrangements for additional financing beyond the Credit Line and there can be no assurance that it will be successful in doing so.

The Company has recently taken steps to reduce its cash requirements, including terminating all of the employees of Cardero Coal, and several of the Company’s employees, in July 2013, terminating certain consulting agreements, implementing a 20% reduction in the salaries of the remaining employees of the Company, stopping work on the BFS and determining not to proceed with application for an EAC for Carbon Creek, selling off or shutting down the operations of its subsidiaries in Mexico, Peru and Argentina and reducing its office space and concurrent expenses. The Company also plans to shut down its materials testing laboratory in South Carolina operated by CMTL and to dispose of the existing laboratory equipment. While it does not anticipate receiving any significant proceeds in connection with such action, the Company believes that this will further significantly reduce its ongoing general and administrative expenses associated with the maintenance and operation of the laboratory. As well, the Company will also pursue the shut-down of its remaining US subsidiaries.

The Company anticipates that its monthly burn rate for general and administrative expenses is approximately $175,000, and that the undrawn amount available as at April 30 , 2014 under the Credit Line is approximately USD 1,757,000. The Company believes that this amount is sufficient to fund its anticipated general and administrative expenditures for the balance of the fiscal year ending October 31, 2014. However, in order to implement the proposed New PFS, and to be able to make a $500,000 advance royalty payment due on June 2, 2014 in respect of its Coal Lease, the Company will be required to raise additional funding. If the Company is unsuccessful in doing so, then it will not be able to proceed with the New PFS, and will likely lose or be required to surrender its interest in the Coal Lease, which will significantly and materially adversely affect Carbon Creek and the value thereof to the Company, as the Coal Lease represents approximately 50% of the estimated coal resource at Carbon Creek. The Company is presently negotiating with the lessor under the Coal Lease to extend the payment dates for the advance royalties due under that lease, but there can be no assurance that it will be successful in doing so, and if it unsuccessful in doing so then the Coal Lease will be terminated, effective May 30, 2014.

As of October 31, 2013, the Company reported cash and cash equivalents of $291,277 compared to $2,142,499 at October 31, 2012. The change in cash and cash equivalents over the year is comprised of funds used by investing activities of $9,225,336 and $6,588,272 from operations, and $13,955,070 provided by financing activities due to proceeds from the Offering, the FT Offering and the sale of the Luxor and Kopple Notes. As at October 31, 2013, the Company had a working capital deficit of $6,498,875 compared to working capital of $82,287 at October 31, 2012.

The Company has no exposure to any asset-backed commercial paper. Other than cash held by its subsidiaries for their immediate operating needs in the United States, Argentina, Peru and Ghana, all of the Company’s cash reserves are on deposit with major financial institutions or invested in Government of Canada Treasury Bills or Banker’s Acceptances issued by major Canadian chartered banks. The Company does not believe that the credit, liquidity or market risks with respect thereto have increased as a result of the current market conditions. However, in order to achieve greater security for the preservation of its capital, the Company has, of necessity, been required to accept lower rates of interest which has also lowered its potential interest income.

In December, 2013, the Company successfully completed a number of debt settlements with a number of arm’s length creditors. Pursuant to such settlements, on December 12, 2013, the Company settled an aggregate of $2,690,473 of outstanding trade debts in consideration of the payment, either on closing or over time, of an aggregate of $1,038,367 in cash plus the issuance of 3,219,617 common shares at a deemed price of $0.16 per share. The Company continues to seek to negotiate additional settlements with other creditors for cash, or cash plus shares, but there can be no assurance that it will be successful in doing so, or that such creditors will not commence legal action against the Company to recover such debts in the meantime.

The Company was required to incur $1,661,521 in exploration expenditures for flow-through purposes on or before December 31, 2013 in respect of the FT Offering. The Company did not incur these expenditures and was therefore required to pay to the Canada Revenue Agency Flow-Through Part XII.6 interest and penalties in the amount of $166,152. The Company may also be required to reimburse subscribers in the FT Offering in respect of the un-incurred expenditures. To date, the Company has not determined the amount, if any, of such potential reimbursement.

On March 4, 2014 the Company received a British Columbia Mineral Exploration Tax Credit refund in the amount of $3,734,023 plus interest of $40,628 for a total of $3,774,651 and on March 5, 2013 the Company paid USD 3,906,794 (representing the USD 3,700,000 principle amount plus USD 206,794 in interest, of which USD 3,360,957 was paid in cash and USD 545,838 was paid from the Credit Line) towards the Kopple Note due on or before March 14, 2014.

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

5.F             Tabular Disclosure of Contractual Obligations

The following table discloses the Company’s contractual obligations for committed operating lease obligations as of October 31, 2013. The Company does not have any long-term debt or loan obligations. Under the terms of certain option agreements and mineral property leases, the Company is required to make certain scheduled acquisition payments, incur certain levels of expenditures, and make lease and/or advance royalty payments in order to maintain and preserve the Company’s interests in the related mineral properties. If the Company is unable or unwilling to make any such payments or incur such expenditures, the Company would lose or forfeit its rights to acquire or hold the related mineral properties. However, such payments are optional, and the Company can choose not to make such payments.

Contractual Obligations	Payments Due by Period
	Total	Prior to October 31, 2014 (12 months)	November 1, 2014 to October 31, 2017 (36 months)	November 1, 2017 to October 31, 2020 (36 months)	November 1, 2020 to October 31, 2023 (36 months
Carbon Creek Mineral Property Leases/Option	$38,609,230	$5,523,830	$12,085,400	$10,500,000	$10,500,000
Operating Lease Obligations	$3,753,800	$352,202	$1,375,353	$1,810,201	$216,044
Total Contractual Obligations	$42,363,030	$5,876,032	$13,460,753	$12,310,201	$10,716,044

ITEM 6.             DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A             Directors and Senior Management

The names, positions or offices held with Cardero, and principal occupation over the last five years of the Directors and senior management of Cardero as at April 30, 2014 are as follows:

Name	Position	Period of Service as Director or Executive Officer(1)
Hendrik Van Alphen	President, Chief Executive Officer and Director	Director since April 19, 1999 President from April 10, 2000 to June 1, 2011 and March 19, 2013 to present Chief Executive Officer from May 14, 2001 to November 9, 2011 and March 19, 2013 to present
Leonard Harris(2)(3)(4)(5)	Director	Since February 25, 2000
Stephan A. Fitch(2)(3)(4)(5)	Director	Since May 31, 2006
Robert Van Doorn	Director	Since April 4, 2014
Lawrence W. Talbot	Vice-President and General Counsel	Vice-President and General Counsel since July 1, 2006 Director from April 17, 2003 to September 13, 2012
Blaine Bailey, CGA	Chief Financial Officer	Since November 9, 2011
Keith Henderson, EurGeol	Executive Vice President	Vice-President, Exploration April 1, 2007 to November 9, 2001 Executive Vice-President since April 1, 2007

(1)	All directorships expire at the next annual general meeting of the shareholders of Cardero. All officers hold office at the pleasure of the Board of Directors.
(2)	Denotes member of the Audit Committee.

(3)	Denotes member of the Compensation Committee.
(4)	Denotes member of the Sustainable Development Committee.
(5)	Denotes member of the Corporate Governance and Nominating Committee.

Hendrik Van Alphen (President, Chief Executive Officer and Director) – Mr. Van Alphen has been in the mining business for over 28 years, first as an exploration drilling contractor, then as President of Pacific Rim Mining Corp. Mr. Van Alphen laid the foundation for Pacific Rim becoming a successful South American-based resource company. He was also instrumental in the Company’s entrance into South America. He has been a director of the Company since 1999, the Chief Executive Officer of the Company from May 14, 2001 to November 9, 2011 and since March 19, 2013 and President of the Company from April 10, 2000 to June 1, 2011 and since March 19, 2013. He is presently the President and Chief Executive Officer and a director of Wealth Minerals Ltd. and a director of Ethos Capital Corp. and Indico Resources Ltd., all companies listed on the TSX Venture Exchange.

Leonard Harris (Director) – Mr. Harris is a professional engineer with a Metallurgy diploma and 53 years’ experience in all aspects of mineral processing and mining operations world-wide, a significant part of which has been in South America. Mr. Harris spent 16 years with Cerro de Pasco Corporation before joining Newmont Mining Corporation, where he served as President and General Manager of Newmont Peru Limited and Vice-President and General Manager of Newmont Latin America. Mr. Harris was General Manager (involved in construction and operation) of the Minera Yanacocha gold mine in Peru. Since 1995, Mr. Harris has been a consultant and director of several mining and mineral exploration companies including Glamis Gold Ltd., Indico Resources Ltd., Sulliden Gold Corporation Ltd., Solitario Exploration & Royalty Corp., Golden Arrow Resources Corporation, Alamos Gold Inc., Pediment Gold Corp., Corriente Resources Inc., Canarc Resource Corp. and Endeavour Silver Corp.

Stephan A. Fitch (Director) – Mr. Fitch is a co-founder and a managing director of the London based IAG Holdings Ltd. (IAGH), a private company which specializes in international merchant banking activities. He has been involved in a broad range of international corporate finance/investment banking activities for over 28 years specializing primarily in start-up, venture capital and small-capitalized public companies. Prior to joining IAGH, Mr. Fitch was co-founder and Executive Vice President of New World Capital, Inc. New World was established in 1992 and was involved in corporate finance and investment banking activities throughout Europe and the U.S. Prior to joining New World, Mr. Fitch co-founded, in 1986, Somerset Partners Ltd., a Denver based partnership specializing in M&A activities. From 1984 to 1986, Mr. Fitch worked as an assistant research analyst for Cambridge Research and Management Group, a registered commodities trading advisor, based in Century City, California.

Robert Van Doorn (Director) - Mr. Van Doorn is a businessman with over 20 years of experience in the mineral resource business. He is currently (since 2006) the Executive Chairman of Namakwa Uranium (Proprietary) Limited, a private South African company involved in the gold and uranium business in South Africa. From 2005 to 2009, Mr. Van Doorn was the President and CEO of Mundoro Mining Inc., a public company involved with the development of the Maoling Gold project in China and from 2003 to 2004 he was the Executive Vice-President of Rio Narcea Gold Mines Ltd., a public company with projects in Spain, Portugal and Mauritanea. From 2002 to 2006, he was involved with Golden China Resources Corporation, a joint venture with Kingsway Capital (a Hong Kong merchant bank) involved with investments in the Chinese precious metals sector, which evolved into a mid-size mineral exploration company. From 1997 to 2002, Mr. Van Doorn was a senior mining analyst at Loewen, Ondaatje, Mccutcheon, where he was active in creating corporate finance opportunities, publishing research reports and raising funding for natural resource companies. He is currently a director of Romarco Minerals Ltd. (since 2002), a TSX listed public mineral exploration company. Mr. Van Doorn holds a M.Sc. in Mining Engineering (Delft University, 1980) and an MBA (University of Cape Town, 1985).

Lawrence W. Talbot (Vice President and General Counsel) – Mr. Talbot is a mining lawyer with over 28 years’ experience representing a wide range of clients in the mining industry, from individual prospectors and junior and mid-size explorers and producers through to major mining companies, in both the hard-rock and industrial mineral fields. He has extensive experience acting for public natural resource companies and providing advice on all aspects of their businesses, including corporate finance, securities and regulatory matters, corporate governance and shareholder issues, and all aspects of corporate acquisitions, takeovers, divestitures and reorganizations. He is a director and/or officer of a number of public natural resource companies, including International Tower Hill Mines Ltd., Wealth Minerals Ltd., Balmoral Resources Ltd. and Minaurum Gold Inc. Prior to July 1, 2006 he was a partner in one of Canada’s largest law firms, and now acts as general counsel to a select group of public companies, including International Tower Hill Mines Ltd., Wealth Minerals Ltd. and Corvus Gold Inc.

Blaine Bailey, CGA (Chief Financial Officer) – Mr. Bailey is a Certified General Accountant who has worked with numerous private and public companies over the past 21 years. Mr. Bailey has served as Chief Financial Officer of Cardero Coal since July 2008, and as principal of Promaid Services Ltd. from September 2002 to January 2011. Mr. Bailey brings complementary skills to Cardero in the areas of finance, administration and financial reporting.

Keith Henderson, EurGeol (Executive Vice President) – Mr. Henderson, formerly Vice President Exploration, of Cardero, brings 20 years’ global mining-industry experience. Prior to joining Cardero, Mr. Henderson was Project Manager for Anglo Coal’s Canadian subsidiary, focused on metallurgical coal deposits in northeast British Columbia. Mr. Henderson is a mining industry executive with global experience in Africa, Europe, and the Americas. He has extensive knowledge of the exploration and mining business from both a major and junior public company perspective. With a proven track record he has successfully managed exploration and mining companies through significant growth periods. Mr. Henderson was educated in Europe, graduating with B.Sc. (Hons) and M.Sc in Geology, and has extensive experience in various mineral deposit types and commodities including precious metals (gold, silver), base metals (copper, zinc, nickel) and bulk commodities such as metallurgical coal and iron ore.

There are no family relationships among any of the Directors or executive officers of Cardero. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

The following table identifies, as of April 30, 2014, the name of each Director and executive officer of Cardero and any public company (i) which employs such Director or officer, (ii) for which such Director or officer currently serves as a director or executive officer of such other company, or (iii) which is affiliated with such Director or executive officer (other than Cardero):

Name	Name of Company	Position
Hendrik Van Alphen	Wealth Minerals Ltd. Ethos Capital Corp. Indico Resources Ltd.	President, Chief Executive Officer and Director Director Director
Leonard Harris	Canarc Resource Corp. Solitario Exploration & Royalty Corp. Wealth Minerals Ltd. Coronet Metals Inc.	Director Director Director Director
Stephan A. Fitch	None
Robert Van Doorn	Romarco Minerals Inc.	Director

Name	Name of Company	Position
Lawrence W. Talbot	Balmoral Resources Ltd. Minaurum Gold Inc. Pedro Resources Ltd. Corvus Gold Inc. Wealth Minerals Ltd.	Director Director Director Vice-President & General Counsel Vice-President & General Counsel
Blaine Bailey	Geodex Minerals Ltd. Qumana Software Inc. Arrowstar Resources Ltd.	Chief Financial Officer Director and Chief Financial Officer Chief Financial Officer
Keith Henderson	Remo Resources Inc. Providence Resources Corp. Desert Star Resources Ltd.	Director Director Director

6.B             Compensation

Executive Compensation

For the fiscal year ending October 31, 2013, the Company paid an aggregate of $777,749 in salaries and wages, $284,000 in consulting fees, $87,511 in legal fees, $270,000 in severance payments and $132,000 in director’s fees to its Directors and senior management as a group.

Under applicable Canadian securities laws, Cardero is required to disclose the compensation paid to the following individuals (referred to as “Named Executive Officers” or “NEO’s”):

(a)	the CEO;

(b)	the CFO;

(c)

each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than CAD 150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of the financial year;

During the financial year ended October 31, 2013, Cardero had six NEO’s, being Michael Hunter (CEO and President to March 19, 2013); Hendrik Van Alphen (variously, CEO and President or Managing Director), Blaine Bailey (Chief Financial Officer), Angus Christie (Chief Operating Officer to September 30, 2013); Lawrence W. Talbot (Vice-President and General Counsel), and Keith Henderson (Executive Vice-President).

The following table is a summary of the compensation paid to the NEO’s during the three (3) most recently completed financial years:

Name and Principal Position	Fiscal Year(1)	Salary (CAD)	Share- based Awards (CAD)	Option based Awards (CAD)(2)	Non-equity incentive Plan Compensation		Pension Value	All other compensation (CAD)	Total Compensation (CAD)
					Annual incentive plans	Long- term incentive plans
Michael Hunter(3) Former President & CEO	2013 2012 2011	123,750 267,500 33,333	nil nil nil	16,298 741,712 1,060,079(8)	nil 25,000(4) 35,000(5)	nil nil nil	nil nil nil	320,000 (12) nil nil	460,048 1,034,212 1,128,412

Name and Principal Position	Fiscal Year(1)	Salary (CAD)	Share- based Awards (CAD)	Option based Awards (CAD)(2)	Non-equity incentive Plan Compensation		Pension Value	All other compensation (CAD)	Total Compensation (CAD)
					Annual incentive plans	Long- term incentive plans
Blaine Bailey(6) CFO	2013 2012 2011	178,333 183,333 n/a	nil nil n/a	26,337 399,467 n/a	nil 10,000(4) n/a	nil nil n/a	nil nil n/a	nil nil n/a	204,670 592,800 n/a
Hendrik Van Alphen(3) Current President & CEO	2013 2012 2011	172,000 180,000 180,000	nil nil nil	46,226 265,137 98,375	nil 25,000(4) 280,000(5)	nil nil nil	nil nil nil	nil nil nil	218,226 470,137 558,375
Keith Henderson Executive Vice- President	2013 2012 2011	nil nil 82,500	nil nil nil	33,255 194,739 134,399(9)	nil nil 187,500(5)	nil nil nil	nil nil nil	234,000(10) 255,000(10) nil	267,255 449,739 404,366
Lawrence W. Talbot Vice-President & General Counsel	2013 2012 2011	89,166 100,000 100,000	nil nil nil	18,291 92,388 60,538	nil 15,000(4) 200,000(5)	nil nil nil	nil nil nil	87,511(7) 87,500(7) 82,500(7)	194,968 294,888 443,038
Angus Christie(11) Former COO	2013 2012 2011	214,500 108,333 n/a	nil nil n/a	33,255 177,618 n/a	nil nil n/a	nil nil n/a	nil nil n/a	nil nil n/a	247,755 285,951 n/a

(1)	Fiscal years ended October 31.

(2)	Fair value of incentive stock option grants calculated using the Black-Scholes model based on the following assumptions: - for fiscal year ended October 31, 2013:

Options Granted	Risk-Free Interest Rate	Expected Life	Expected Volatility	Expected Dividends
May 28, 2013	1.07%	2 years	72.07%	-
July 3, 2013	1.19%	7 years	75.78%	-

- for the fiscal year ended October 31, 2012:

Options Granted	Risk-Free Interest Rate	Expected Life	Expected Volatility	Expected Dividends
November 9, 2011	0.90%	2 years	54.47%	-
January 26, 2012	1.01%	2 years	54.89%	-
March 23, 2012	1.23%	2 years	58.24%	-
September 27, 2012	1.10%	2 years	63.88%	-

- for the fiscal year ended October 31, 2011:

Options Granted	Risk-Free Interest Rate	Expected Life	Expected Volatility	Expected Dividends
January 28, 2011	1.34%	2 years	59.03%	-
June 1, 2011	1.45%	2 years	49.89%	-

The Company believes that the Black-Scholes model is an appropriate model to use for calculating the fair value of incentive stock options because, while the model was originally developed for valuing publicly traded options as opposed to non-transferrable incentive stock options and requires management to make estimates, which are subjective and may not be representative of actual results (changes in assumptions can materially affect estimates of fair values), this model is used by most junior natural resource companies and therefore represents an approach to valuation reasonably consistent with other junior natural resource companies. It is important to remember that, while incentive stock options can have a significant theoretical value (such as those reported above), until the option is actually exercised and the resulting common shares are sold at a profit, it has no value that can be realized by the holder. Many option grants expire unexercised and out-of-the- money.

(3)

Mr. Hunter was appointed as President of the Company on June 1, 2011 and as CEO of the Company on November 9, 2011. Mr. Hunter resigned as CEO, President and a director on March 19, 2013. Mr. Van Alphen was President until June 1, 2011, CEO until November 9, 2011 and Managing Director from November 9, 2011 until March 19, 2013, at which point he ceased to be Managing Director and was again appointed as CEO and President.

(4)	These amounts represent cash bonuses awarded during the fiscal year ended October 31, 2012. These amounts reflect a discretionary annual bonus for Messrs. Hunter, Bailey, Van Alphen and Talbot.

(5)

These amounts represent cash bonuses awarded during the fiscal year ended October 31, 2011. A portion of these amounts reflect a discretionary regular annual bonus, in an amount equal to their base salaries for Messrs. Van Alphen and Talbot and CAD 60,000 for Mr. Henderson, plus a special bonus in recognition of the efforts expended in the negotiation and completion of the acquisition of Cardero Coal to each of Messrs. Van Alphen, Talbot and Henderson in the amount of CAD 100,000 each. Mr. Hunter also received a bonus of CAD 35,000, and Mr. Henderson also received a bonus of CAD 27,500, from Cardero Coal in connection with the successful conclusion of the transaction with the Company.

(6)	Mr. Blaine Bailey was appointed CFO of the Company on November 10, 2011.

(7)

The Company pays Mr. Talbot an annual salary of CAD 100,000 in his position as Vice-President & General Counsel. In addition, the Company entered into a retainer agreement dated May 1, 2007 with Lawrence W. Talbot Law Corporation (“LWTLC”), a law firm in which Mr. Talbot is a shareholder, pursuant to which LWTLC agreed to provide legal services to the Company. Pursuant to the retainer agreement, the Company agreed to pay LWTLC a minimum annual retainer of CAD 82,500 (plus applicable taxes and disbursements). The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year’s notice (or payment of one year’s retainer in lieu of notice). During the fiscal year ended October 31, 2013, the Company paid LWTLC CAD 87,511 for legal services (including fees, disbursements and taxes) (2012 – CAD 87,500; 2011 – CAD 82,500).

(8)

This amount represents the value (calculated as noted in (2) above) of the incentive stock options issued to Mr. Hunter, in exchange for the Cardero Coal incentive stock options held by him, upon the completion of the acquisition of Cardero Coal on June 1, 2011.

(9)

This amount represents the value (calculated as noted in (2) above) of the incentive stock options issued to Mr. Henderson, in exchange for the Cardero Coal incentive stock options held by him, upon the completion of the acquisition of Cardero Coal on June 1, 2011.

(10)

Consulting fees paid to Acuitas Consulting Ltd (“Acuitas”), a consulting company owned by Mr. Henderson. Acuitas provides management services to the Company comprising all duties and responsibilities performed by Mr. Henderson as Executive Vice-President of the Company.

(11)	Mr. Christie commenced employment as COO on June 1, 2012 and ceased as COO on September 30, 2013.

(12)

Represent CAD 270,000 in severance pay paid to Mr. Hunter in connection with his ceasing to act as the Company’s CEO and President on June 5, 2013 pursuant to a resignation agreement between Mr. Hunter and the Company dated June 5, 2013 and CAD 50,000 paid to a consulting company owned by Mr. Hunter during the period June 1, 2013 – October 31, 2013 pursuant to a consulting agreement between the Company and the consulting company dated April 25, 2013.

During the fiscal year ended October 31, 2013, the following stock options were granted to the Named Executive Officers:

Name	Securities under options granted (#)	Option exercise price ($)	Option expiration date
Michael Hunter (former CEO)	350,000	0.20	May 28, 2015
Blaine Bailey (CFO)	440,000	0.11	July 3, 2020
Hendrik Van Alphen (CEO)	350,000 500,000	0.20 0.11	May 28, 2015 July 3, 2020
Lawrence W. Talbot (Vice-President & General Counsel)	200,000 150,000	0.20 0.11	May 28, 2015 July 3, 2020
Keith Henderson (Executive Vice- President)	200,000 400,000	0.20 0.11	May 28, 2015 July 3, 2020
Angus Christie (Former COO)	200,000 400,000	0.20 0.11	May 28, 2015 July 3, 2020

The following table sets forth details of all exercises of stock options during the financial year ended October 31, 2013 by the Named Executive Officers and the financial year-end value of unexercised options held by Named Executive Officers on an aggregated basis:

Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Unexercised options at financial year-end (#) Exercisable/ Unexercisable	Value of unexercised in-the-money options at financial year-end ($) Exercisable/ Unexercisable
Michael Hunter	nil	nil	875,000/nil	nil/nil
Blaine Bailey	nil	nil	440,000/nil	nil/nil
Hendrik van Alphen	nil	nil	850,000/nil	nil/nil
Lawrence W. Talbot	nil	nil	350,000/nil	nil/nil
Keith Henderson	nil	nil	600,000/nil	nil/nil
Angus Christie	nil	nil	600,000/nil	nil/nil

The Company does not provide pension, retirement or similar benefits for its Directors or senior management.

Management Agreements

Cardero has entered into agreements with certain of its Directors and members of its administrative, supervisory or management bodies, as summarized below.

1.              Cardero has entered into an agreement dated January 1, 2009 with Hendrik Van Alphen, pursuant to which Mr. Van Alphen will continue to be employed by Cardero on a part-time basis (75% of his working time) at a salary of $180,000 per year. This agreement continued in force when Mr. Van Alphen was the Company’s Managing Director. This amount was reduced by 20% by agreement, effective April 1, 2013. Cardero paid Mr. Van Alphen $172,000 (2012 – $180,000; 2011 – $180,000) during the fiscal year ended October 31, 2013. Pursuant to such employment agreement, Mr. Van Alphen is entitled to certain compensation in the event of termination of his employment (voluntary or otherwise) as a result of a change in control in Cardero or a change in his responsibilities following a change in control of Cardero, or if he is subject to constructive dismissal as follows:

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

2.             Cardero has entered into an agreement dated July 1, 2006 with Lawrence W. Talbot, pursuant to which Mr. Talbot will be employed by Cardero as its Vice President and General Counsel on a part-time basis (approximately 34 hours/month) at a salary of $100,000/year. This amount was reduced by 20% by agreement, effective April 1, 2013. Cardero paid Mr. Talbot $89,166 during the fiscal year ended October 31, 2013 (2012 – $100,000). Pursuant to such employment agreement, Mr. Talbot is entitled to certain compensation in the event of termination of his employment (voluntary or otherwise) as a result of a change in control in Cardero or a change in his responsibilities following a change in control of Cardero, or if he is subject to constructive dismissal as follows:

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

Director Compensation

Except as noted below, the Company had no arrangements, standard or otherwise, pursuant to which Directors were compensated by the Company for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the financial year ended October 31, 2013.

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

During the financial year ended October 31, 2013, the persons serving as Directors who were not also executive officers of Cardero received the following Director’s fees:

Name	Fees earned ($)
Leonard Harris	32,000
Stephan A. Fitch	36,000
Paul Matysek(1)	32,000
Ryan Dunfield(1)	32,000

(1)      Messrs. Matysek and Dunfield each resigned as a Director on August 8, 2013.

Directors who are not also executive officers of the Company are also eligible to receive stock options. During the fiscal year ended October 31, 2013, the following stock options were granted to the Directors who are not also executive officers of the Company:

Name	Securities under options granted (#)	Option exercise price ($)	Option expiration date
Leonard Harris	200,000 200,000	0.20 0.11	May 28, 2015 July 3, 2020
Stephan A. Fitch	200,000 200,000	0.20 0.11	May 28, 2015 July 3, 2020
Paul Matysek	200,000 200,000	0.20 0.11	May 28, 2015 July 3, 2020
Ryan Dunfield	200,000 200,000	0.20 0.11	May 28, 2015 July 3, 2020

The following table sets forth details of all exercises of stock options during the financial year ended October 31, 2013 by the Directors who are not also executive officers of Cardero, and the financial year-end value of unexercised options held by Directors who are not also executive officers of Cardero on an aggregated basis:

Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Unexercised options at financial year-end (#) Exercisable/ Unexercisable	Value of unexercised in-the-money options at financial year-end ($) Exercisable/ Unexercisable
Leonard Harris	nil	nil	400,000/nil	nil/nil
Stephan A. Fitch	nil	nil	400,000/nil	nil/nil
Paul Matysek	nil	nil	400,000/nil	nil/nil
Ryan Dunfield	nil	nil	400,000/nil	nil/nil

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

Audit Committee

The following Directors are on the Audit Committee of the Board:

Stephan Fitch (Chairman)
Robert Van Doorn(1)
Leonard Harris

1.             Mr. Van Doorn was appointed to the Company’s Audit Committee on April 4, 2014. During the fiscal year ended October 31, 2013, Mr. Dunfield was a member of the Audit Committee until he resigned as a director of the Company on August 8, 2013. Upon such resignation, a replacement for Mr. Dunfield on the Audit Committee was not appointed. Consequently, the Company’s audit committee consisted of only Messrs. Harris and Fitch from August 8, 2013 until April 4, 2014. Accordingly, from August 8, 2013 until April 4, 2014, the Company did not have an Audit Committee that complied with Sections 2.1 and 3.1(1) of National Instrument 52-109 of the Canadian Securities Administrators. During this period, the Company maintained an Audit Committee consisting of only 2 members instead of the mandated 3 because the Board believed it was more important to have a completely independent Audit Committee than to have a 3 member Audit Committee. As of April 4, 2014, the Audit Committee again complies with Sections 2.1 and 3.1(1) of National Instrument 52-109 of the Canadian Securities Administrators.

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

Each member of the Audit Committee is independent and satisfies the requirements set forth in Rule 10A-3 of the Exchange Act. Stephan Fitch is the Chairman of the Audit Committee. The Board has determined that Stephan Fitch is an “audit committee financial expert” within the meaning of the SEC’s rules.

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

Compensation Committee

The following Directors are on the Compensation Committee of the Board:

Leonard Harris (Chairman)
Stephan Fitch

The Compensation Committee was formed on June 24, 2004. Leonard Harris serves as Chairman of the Compensation Committee. Each member of the Compensation Committee is independent under the criteria established by NI 52-110.

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

6.D             Employees

As of October 31, 2013, Cardero had 1 full-time and 4 part-time employees, Cardero Coal had no employees and Cardero Management USA had 3 full-time employees and Cardero Ghana had 2 part-time employees. Cardero Management USA subsequently terminated all of its employees on January 1, 2014. As at October 31, 2013, the Company had no temporary employees, and did not hire a significant number of temporary employees during the fiscal year ended October 31, 2013 as it did not have any active exploration work going on. The significant reduction in both full and part-time employees is as a result of the significant cost-cutting measures by the Company in response to severely constrained financial circumstances of the Company and the consequent significant reduction in its activities. The Company relies to a large degree upon consultants and contractors to carry on many of its activities and, in particular, to supervise and carry out the work programs on its mineral properties, including Carbon Creek. Given the current economic climate for junior exploration companies and the difficulty in raising new capital, it is unlikely that the Company will expand its activities and therefore it is unlikely that it will choose to hire additional employees, and may further reduce its staff.

As of October 31, 2012, Cardero had 8 full-time and 6 part-time employees, Cardero Coal had 10 full-time employees, Cardero Management USA had 5 full-time employees and Cardero Ghana had 2 part-time employees. During periods of active exploration work, the Company typically hires a number of temporary employees to work on its exploration programs. During the fiscal year ended October 31, 2012, Cardero Coal hired an average of 22 temporary employees in connection with its work program at Carbon Creek and Cardero Ghana hired an average of 15 temporary employees in connection with its work program at Sheini.

As of October 31, 2011, Cardero had 16 full-time employees, Cardero Coal had 14 full-time employees and Cardero Management USA had three full-time employees.

None of the Company’s employees are members of a labour union, and the Company is not a party to any collective bargaining agreements.

6.E             Share Ownership

The following table sets out the number and percentage of Common Shares beneficially owned by the Company’s Directors and members of its administrative, supervisory or management bodies as of April 30, 2014.

Name	Number of Common Shares beneficially owned(1)	Percentage of outstanding Common Shares(2)
Hendrik Van Alphen(3)	3,354,119	2.82
Leonard Harris(4)	534,694	0.45
Stephan A. Fitch(5)	670,952	0.56
Robert Van Doorn	Nil	Nil
Lawrence W. Talbot(6)	582,877	0.49
Blaine Bailey(7)	1,015,000	0.86
Keith Henderson(8)	1,487,400	1.25
All Directors and executive officers as a group(9)	7,645,042	6.27

(1)	Includes Common Shares issuable pursuant to stock options and common share purchase warrants that are exercisable on, or within 60 days after, April 30, 2014.

(2)

Percentages are based on 117,366,887 Common Shares outstanding as of April 30, 2014. Common shares subject to stock options and common share purchase warrants that are exercisable on, or within 60 days after, April 30, 2014 are deemed outstanding for computing the percentage of the person holding such stock options and common share purchase warrants but are not deemed outstanding for computing the percentage of any other person.

(3)	Includes 1,450,000 stock options beneficially owned by Mr. Van Alphen.

(4)	Includes 400,000 stock options beneficially owned by Mr. Harris.

(5)	Includes 600,000 stock options beneficially owned by Mr. Fitch.

(6)	Includes 350,000 stock options beneficially owned by Mr. Talbot.

(7)	Includes 590,000 stock options beneficially owned by Mr. Bailey.

(8)	Includes 1,200,000 stock options beneficially owned by Mr. Henderson.

(9)	Includes 4,590,000 stock options beneficially owned by all Directors and executive officers as a group.

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

ITEM 7.             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A             Major Shareholders

As of April 30, 2014, to the knowledge of management, the following shareholders are the only persons who beneficially own 5% or more of the issued and outstanding Common Shares:

Name	Number of Common Shares beneficially owned	Percentage of outstanding Common Shares(1)
Robert C. Kopple	66,919,227 (2)	37.66%

(1)	Percentage is based on 117,366,887 Common Shares outstanding as of April 30, 2014.

(2)

According to Amendment No. 1 to Schedule 13D filed with the SEC on December 17, 2013 by Robert C. Kopple (“Kopple Amendment No. 1”), Robert C. Kopple, directly or indirectly through E.L. II Properties Trust Dated 7/1/1983 and Kopple Family Partnership, L.P., beneficially owns 6,601,095 Common Shares, a vested incentive stock option to purchase 3,600,000 Common Shares and share purchase warrants to purchase 56,718,132 Common Shares. Until April 4, 2014, the warrants were exercisable only to the extent that the Common Shares beneficially owned by Robert C. Kopple directly and through affiliates do not exceed 19.99% of the then issued and outstanding Common Shares. On April 4, 2014, the shareholders of the Company approved a resolution permitting Mr. Kopple, and his associates and affiliates, to exceed the 19.99% threshold and, accordingly, all the warrants and incentive stock options held by Mr. Kopple and his associates and affiliates may now be exercised in full.

Based upon Kopple Amendment No. 1 filed with the SEC on December 17, 2013, the following changes in the ownership of Common Shares by Robert C., Kopple have taken place since the Schedule 13D dated August 19, 2013 (“Schedule 13D”) was filed with the SEC on August 19, 2013:

Name	August 8, 2013 (Schedule 13D)		December 17, 2013 (Amendment No. 1)
	Number(1)	%(2)	Number(3)	%(2)
Robert C. Kopple	35,368,289	19.99	66,919,227	19.99

(1)	Number based upon beneficial ownership of 3,409,223 Common Shares, a vested incentive stock option to purchase 3,600,000 Common Shares and share purchase warrants to purchase 28,359,066 Common Shares.

(2)

Until April 4, 2014, the warrants were exercisable only to the extent that the Common Shares beneficially owned by Robert C. Kopple directly and through affiliates do not exceed 19.99% of the then issued and outstanding Common Shares.

(3)

Number based upon beneficial ownership of 6,601,095 Common Shares, a vested incentive stock option to purchase 3,600,000 Common Shares and share purchase warrants to purchase 56,718,132 Common Shares, and reflects the following acquisitions:

-	28,359,066 warrants to purchase Common Shares on December 5
-	188,600 Common Shares on October 17, 2013
-	414,375 Common Shares on December 9, 2013
-	106,000 Common Shares on December 10, 2013
-	152,710 Common Shares on December 11, 2013
-	194,500 Common Shares on December 12, 2013

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

As of April 30, 2014, there were 117,366,887 Common Shares issued and outstanding. Cardero’s shareholder list as provided by Computershare Investor Services, Inc., Cardero’s registrar and transfer agent, indicates that Cardero had 102 registered shareholders owning Common Shares, of which 43 (42.16%) of these registered shareholders, holding approximately 16,929,055 (14.42%) Common Shares, are residents of the United States, 54 (52.94%) of these registered shareholders, holding approximately 100,210,702 (85.38%) Common Shares, are residents of Canada, and 5 (4.90%) of these registered shareholders, holding approximately 227,130 (0.19%) Common Shares, are residents of jurisdictions other than the United States and Canada.

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

7.B             Related Party Transactions

Except as noted below, there have been no transactions or loans since November 1, 2012 which are material to the Company or a related party, or are unusual in their nature or conditions, and have been entered into, or are proposed to be entered into, between the Company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of the Company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. This includes enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company. Close members of an individual’s family are those that may be expected to influence, or be influenced by, that person in their dealings with the Company. An associate is an unconsolidated enterprise in which the Company has a significant influence or which has significant influence over the Company. Significant influence over an enterprise is the power to participate in the financial and operating policy decisions of the enterprise but is less than control over those policies. Shareholders beneficially owning a 10% interest in the voting power of the Company are presumed to have a significant influence on the Company.

1.

The Company leases office space and provides administrative services to the following companies, each of which, at some point during the fiscal year ended October 31, 2013, had one or more members of key management in common with the Company and/or in which the Company held more than 10%: Wealth Minerals Ltd. (“Wealth”), Indico Resources Inc. (“Indico”), Abzu Gold Inc. (“Abzu”), Balmoral Resources Ltd. (“Balmoral”), Corvus Gold Inc. (“Corvus”) and Lawrence W. Talbot Law Corporation (“LWTLC”).

2.

Amounts have been advanced to, or on behalf of, or amounts are otherwise due from, several companies, each of which, at some point during the fiscal year ended October 31, 2013, had one or more members of key management in common with the Company and/or in which the Company held more than 10% of the Company’s outstanding shares. Other than with respect to Wealth and Abzu, the amounts due relate to charges for the lease of office space and the provision of administrative services as outlined in item 1 above. With respect to Wealth and Abzu, the amounts due relate to the lease of office space and the provision of administrative services as outlined in item 1 above, together with working capital loans. The largest amounts outstanding during the fiscal year ended October 31, 2013 and the balances as at October 31, 2013 (the latest practicable date for which amounts are available) are as follows:

	Largest
	Balance
	Outstanding
	Between
	November 1,
	2012 and	Balance at
	October 31,	October 31,
	2013	2013
Wealth	$541,389	$520,107
Indico	$256,787	$251,411
Abzu	$234,953	$155
Balmoral	$61,144	$678
Corvus	$28,992	$373
LWTLC	$27,156	$733

	$1,150,421	$773,457

The Company presents amounts receivable from Wealth and Indico in the October 31, 2013 financial statements as $42,973 and $53,172 respectively, which are net of allowances of $477,134 and $198,239 respectively.

3.

On December 20, 2012, Cardero closed the first tranche of a non-brokered private placement of 7,966,794 Common Shares at a price of $0.45 each. Michael Hunter, President, Chief Executive Officer and Director of Cardero purchased 67,222 Common Shares, Lawrence W. Talbot, Vice President and General Counsel of Cardero, purchased 97,777 Common Shares, the spouse of Blaine Bailey, the Chief Financial Officer of Cardero, purchased 48,888 Common Shares, Angus Christie, Chief Operating Officer of Cardero, purchased 42,777 Common Shares and Leonard Harris, Director of Cardero, purchased 44,444 Common Shares. Such purchases were upon the identical terms and conditions as the other subscribers in the placement. A copy of the form of subscription agreement used in connection with this placement is attached as Exhibit 4.XX.

4.

On April 22, 2013, the Company completed the placement of the Luxor Notes - See Item 4.A “History and Development of the Company”. At the time of the placement, Luxor Capital Group, LP and affiliated entities held approximately 9.4% of the outstanding Common Shares. As required by the NYSE MKT, the placement of the Luxor Notes to the Luxor Lenders was approved by both the Company’s Audit Committee and full Board. The Luxor Notes were repaid in full on August 9, 2013.

5.

On December 5, 2013 the Company completed the implementation of the Credit Line – See Item 4.A “History and Development of the Company”. At the time of the implementation of the Credit Line, the Kopple Lenders (who provided the Credit Line), together with Mr. Kopple, beneficially owned Common Shares which, together with certain incentive stock options and warrants to purchase Common Shares, if exercised, would result in the Kopple Lenders and Mr. Kopple holding 19.99% of the then issued Common Shares. A copy of the Facility Letter relating to the Credit Line (as amended) and of the form of warrant certificate, together with the form of subscription agreement and secured note, and copies of the general security agreement, share pledge agreement, guarantee of Cardero Coal and form of warrant certificate used in connection with the placement of the Kopple Notes, which are relevant to the Credit Line, are attached as Exhibits 4.4 – 4.11.

7.C             Interests of Experts and Counsel

Not applicable.

ITEM 8.             FINANCIAL INFORMATION

8.A             Consolidated Statements and Other Financial Information

See the Company’s audited consolidated financial statements as of October 31, 2013 and 2012 and for the financial years ended October 31, 2013 and 2012, together with the notes thereto, attached to this annual report.

The Company is not aware of any current or pending material legal or arbitration proceeding to which it is or is likely to be a party or of which any of its properties are or are likely to be subject, except as set forth below:

1.

On November 15, 2012, Carbon Mountain Drilling and Water Services Ltd. of Prince George, British Columbia (“Carbon Mountain”), filed a notice of civil claim in the Supreme Court of British Columbia against Cardero Coal seeking payment for certain drilling services rendered in 2011 in the amount of $770,393.48 plus damages for breach of contract and interest. On January 10, 2013 Cardero Coal filed a response to the civil claim disputing liability and the amount claimed and a counterclaim seeking damages for negligence, breach of contract and other relief. Carbon Mountain filed an answer to the counterclaim on May 13, 2013. No documents have been exchanged and no discoveries have been held. A trial date has not been set.

2.

On October 13, 2013, JDS Energy & Mining Inc. of Kelowna, British Columbia filed a notice of civil claim in the Supreme Court of British Columbia against Cardero Coal seeking payment for certain project management and consulting services rendered in 2013 in the amount of $262,500.00 plus interest. Cardero Coal filed a response to the civil claim disputing liability and the amount claimed. On January 6, 2014, the parties entered into a settlement agreement, and the matter has now settled and the action has been dismissed by consent without costs to either party.

3.

On November 4, 2013, Geodrill Limited of Isle of Man, United Kingdom filed a notice of civil claim in the Supreme Court of British Columbia against Cardero seeking payment for certain drilling services rendered in 2012 in the amount of USD 449,904.98 plus interest. On November 5, 2013 the parties entered into a settlement agreement, and the matter has now settled and the action has been dismissed by consent without costs to either party.

4.

On February 4, 2014, Gowling Lafleur Henderson LLP of Vancouver, BC filed a notice of civil claim in the Supreme Court of British Columbia against the Company seeking payment for certain legal fees and disbursements in respect of legal services rendered in the amount of $732,143.46 plus interest and costs. On February 11, 2014, Gowling Lafleur Henderson LLP obtained a Garnishing Order Before Judgement and served the same on the Company’s banker, resulting in the sum of approximately $109,000 in certain of the Company’s bank accounts (a combination of Canadian and United States currencies) being paid into court and therefore unavailable to the Company. On April 11, 2014, the Company applied to have the Garnishing Order set aside, and a decision on such application was reserved by the Court and has not yet been released. If the Garnishing Order is not set aside these funds will remain in court and unavailable to the Company until such time as the taxation of the Gowling Lafleur Henderson LLP accounts in question has been completed and may be paid out to Gowling Lafleur Henderson LLP depending upon the outcome of the taxation hearing. The taxation hearing is presently set for July 24, 2014, but may be delayed depending upon the availability of parties or for other reasons.

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

8.B             Significant Changes

Subsequent to October 31, 2013 the following significant changes have occurred:

a)	On November 8, 2013, 400,000 stock options were exercised at a price of $0.11 for proceeds of $44,000, and 450,000 stock options at a price of $0.20 expired.

b)	On November 9, 2013, 400,000 stock options at a price of $1.10, 100,000 stock options at a price of $0.78 and 100,000 stock options at a price of $0.11 expired.

c)	On November 26, 2013, the Company’s Common Shares were delisted from the NYSE MKT.

d)	On December 5, 2013, the Company completed the implementation of the Credit Line – see Item 4.A “History and Development of the Company”.

e)

On December 12, 2013 the Company completed debt settlement with a number of arm’s length creditors. The Company settled an aggregate of $2,690,473 of outstanding trade debts in consideration of the payment, either on closing or over time, of an aggregate of $1,038,367 in cash plus the issuance of 3,219,617 common shares at a deemed price of $0.16 per share.

f)	On December 19, 2013, 114,000 share purchase warrants at a price of $0.45 expired.

g)	On December 28, 2013, 351,648 share purchase warrants at a price of $0.55 expired.

h)	On January 7, 2014, 75,000 stock options were exercised at a price of $0.11 for proceeds of $8,250.

i)	On January 26, 2014, 225,000 stock options at a price of $1.51 expired.

j)	On January 27, 2014 136,000 stock options were exercised at a price of $0.11 for proceeds of $14,850.

k)	On February 7, 2014, the Company issued 2,036,000 stock options at a price of $0.18 with a term of 2 years.

l)	On February 27, 2014, 100,000 stock options were exercised at a price of $0.11 for proceeds of $11,000.

m)	On March 4, 2014 the Company received its British Columbia Mineral Exploration Tax Credit refund in the amount of $3,734,023 plus interest of $40,628 for a total of $3,774,651.

n)

On March 5, 2014 the Company paid USD 3,906,794 (representing the USD 3,700,000 principle amount plus USD 206,794 in interest, of which USD 3,360,957 was paid in cash and USD 545,838 was paid from the Credit Line) towards the Kopple Note due on or before March 14, 2014.

o)

On April 4, 2014, the shareholders of the Company approved certain matters in connection with Mr. Kopple and his associates and affiliates, namely: (i) the issuance of the additional 10,058,330 December Kopple Warrants, (ii) the reduction of the exercise price of the December Kopple Warrants to $0.10, (iii) and (iv) the acquisition by the Kopple Lenders of a greater than 19.99% interest in the Company through the exercise of the August Kopple Warrants, the December Kopple Warrants, the exercise by Mr. Kopple of 3,600,000 incentive stock options held by him in his role as a consultant to the Company, or any combination thereof.

ITEM 9.             THE OFFER AND LISTING

9.A             Offer and Listing Details

The following table discloses the annual high and low sales prices in Canadian dollars for the Common Shares for the five most recent financial years as traded on the TSE, as available at http://finance.yahoo.com/:

Year Ended October 31	High ($)	Low ($)
2013	0.57	0.05
2012	1.56	0.53
2011	2.35	0.75
2010	1.66	1.06
2009	2.15	0.88

The following table discloses the high and low sales prices in Canadian dollars for the Common Shares for each quarterly period within the two most recent financial years and any subsequent quarterly period as traded on the TSE, as available at http://finance.yahoo.com/:

Quarter Ended	High ($)	Low ($)
April 30, 2014	0.21	0.10
January 31, 2014	0.27	0.12
October 31, 2013	0.23	0.07
July 31, 2013	0.21	0.05
April 30, 2013	0.45	0.17
January 31, 2013	0.57	0.39
October 31, 2012	0.90	0.53
July 31, 2012	1.00	0.66
April 30, 2012	1.51	0.83
January 31, 2012	1.56	0.89

The following table discloses the monthly high and low sales prices in Canadian dollars for the Common Shares for the most recent six months as traded on the TSE, as available at http://finance.yahoo.com/:

Month	High ($)	Low ($)
April 2014	0.12	0.10
March 2014	0.16	0.10
February 2014	0.21	0.14
January 2014	0.27	0.17
December 2013	0.24	0.14
November 2013	0.17	0.12
October 2013	0.17	0.11
September 2013	0.18	0.13
August 2013	0.23	0.07

The following table discloses the annual high and low sales prices in U.S. dollars for the Common Shares for the five most recent financial years as traded on the NYSE MKT, as available at http://finance.yahoo.com/:

Year Ended October 31	High (US$)	Low (US$)
2013	0.577	0.0506
2012	1.56	0.54
2011	2.37	0.74
2010	1.62	1.00
2009	1.73	0.73

The following table discloses the high and low sales prices in U.S. dollars for the Common Shares for each quarterly period within the two most recent financial years and any subsequent quarterly period as traded on the NYSE MKT and the OTCQB(1) , as available at http://finance.yahoo.com/:

Quarter Ended	High (US$)	Low (US$)
April 2014	0.17	0.08
January 31, 2014	0.25	0.10
October 31, 2013	0.22	0.06
July 31, 2013	0.22	0.0506
April 30, 2013	0.45	0.1515
January 31, 2013	0.58	0.39
October 31, 2012	0.90	0.54
July 31, 2012	1.00	0.65
April 30, 2012	1.52	0.84
January 31, 2012	1.56	0.86

1.             On November 25, 2013, the Common Shares were suspended from trading from the NYSE MKT as a consequence of the Company failing to maintain minimum listing standards mandated by the NYSE MKT, and were subsequently delisted. Upon such delisting, the Common Shares became quoted in the US on the OTCQB under the symbol CDYCF.

The following table discloses the monthly high and low sales prices in U.S. dollars for the Common Shares for the most recent four months for which the Common Shares traded on the NYSE MKT(1) , as available at http://www.stockwatch.com/:

Month	High (US$)	Low (US$)
November 2013	0.166	0.106
October 2013	0.17	0.109
September 2013	0.1799	0.1236
August 2013	0.2246	0.0634

1.             On November 25, 2013, the Common Shares were suspended from trading from the NYSE MKT as a consequence of the Company failing to maintain minimum listing standards mandated by the NYSE MKT, and were subsequently delisted. Upon such delisting, the Common Shares became quoted in the US on the OTCQB.

The following table discloses the monthly high and low sales prices in U.S. dollars for the Common Shares for the most recent three months as traded on the OTCQB(1) , as available at http://www.stockwatch.com/:

Month	High (US$)	Low (US$)
April 2014	0.114	0.0831
March 2014	0.1492	0.0931
February, 2014	0.1716	0.1308
January 2014	0.2494	0.16
December 2013	0.2275	0.1242
November 2013	0.1383	0.104

1.             On November 25, 2013, the Common Shares were suspended from trading from the NYSE MKT as a consequence of the Company failing to maintain minimum listing standards mandated by the NYSE MKT, and were subsequently delisted. Upon such delisting, the Common Shares became quoted in the US on the OTCQB.

9.B             Plan of Distribution

Not applicable.

9.C             Markets

The Common Shares are listed on the TSE, under the trading symbol “CDU”. Until November 25, 2013, the Common Shares were listed on the NYSE MKT under the trading symbol “CDY”. Subsequent to November 25, 2013, the Common Shares have been quoted on the OTCQB under the symbol “CDYCF”. The Common Shares are also quoted on the Frankfurt Stock Exchange under the symbol “CR5”.

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

10.C           Material Contracts

Each material contract, other than contracts entered into in the ordinary course of business, to which the Company has been a party, for the two years immediately preceding the publication of this annual report is listed as an exhibit to this annual report and is summarized below or elsewhere herein.

1.           General Security Agreement dated April 22, 2013 (“Luxor GSA”) among Cardero, as borrower, and Luxor Capital Partners, LP, Luxor Capital Partners Offshore Master Fund, LP, Luxor Wavefront, LP and OC 19 Master Fund, L.P. – LCG (collectively, the “ Luxor Lenders”), pursuant to which Cardero has created in favour of and granted to the Luxor Lenders a security interest in all personal property of Cardero as security for the payment and performance of all obligations and liabilities of Cardero to the Luxor Lenders, including pursuant to the Luxor Notes in accordance with the Personal Property Security Act (BC). See Item 4.A “History and Development of the Company”. Upon an event of default (which includes, inter alia, a failure by Cardero to make any payment within 3 days of the due date thereof, Cardero threatening to cease, or ceasing, to carry on business, Cardero becoming insolvent, any creditor of Cardero seeking to place Cardero into bankruptcy or seeking to appoint a receiver for Cardero (each, an “Event of Default”), the Luxor Lenders may realize on the security interest and may, inter alia, collect upon any monies owed to Cardero, sell, lease or otherwise dispose of any of the assets of Cardero or appoint a receiver for the undertaking of Cardero. The Luxor GSA was terminated and the security interest released effective August 8, 2013.

2.           Securities Pledge Agreement dated April 22, 2013 (“Luxor SPA”) among Cardero, as borrower and the Luxor Lenders pursuant to which Cardero pledged to the Luxor Lenders, and granted to the Luxor Lenders specific security interest in, all of the issued and outstanding shares of Cardero Coal (“CC Shares”) to secure the payment and performance by Cardero of any and all indebtedness, liabilities and obligations of Cardero to the Luxor Lenders under and in connection with the Luxor Notes. See Item 4.A “History and Development of the Company”. Upon the occurrence of an Event of Default, the Luxor Lenders are entitled to transfer the CC Shares to the Luxor Lenders or their nominee, vote the CC Shares, sell or otherwise dispose of the CC Shares or accept the CC Shares in full satisfaction of Cardero’s obligations secured by such pledge. The Luxor SPA was terminated and the security interest in the released effective August 8, 2013.

3.           Guarantee dated April 22, 2013 (“Luxor CC Guarantee”) among Cardero Coal, as guarantor, and the Luxor Lenders pursuant to which Cardero Coal irrevocably and unconditionally guarantees to the Luxor Lenders the due and punctual payment, and the due performance of the obligations of Cardero to the Luxor Lenders in connection with the Luxor Notes. See Item 4.A “History and Development of the Company”. Upon demand, Cardero Coal is required, under the Luxor CC Guarantee, to pay and perform any of the obligations of Cardero to the Luxor Lenders under or pursuant to the Luxor Notes and which have not been paid or performed by Cardero. The Luxor Lenders are not required to exhaust their remedies against Cardero before realizing on the Luxor CC Guarantee. The Luxor CC Guarantee was terminated and the obligations of Cardero Coal thereunder ceased effective August 8, 2013.

4.           General Security Agreement dated August 8, 2013 (“Kopple GSA”) among Cardero, as borrower, and E.L. Properties II Trust and Kopple Family Partnership, LP (collectively, the “Kopple Lenders”), pursuant to which Cardero has created in favour of and granted to the Kopple Lenders a security interest in all personal property of Cardero as security for the payment and performance of all obligations and liabilities of Cardero to the Kopple Lenders, including pursuant to the Kopple Notes and the Line of Credit in accordance with the Personal Property Security Act (BC). See Item 4.A “History and Development of the Company”. Upon an Event of Default, the Kopple Lenders may realize on the security interest and may, inter alia, collect upon any monies owed to Cardero, sell, lease or otherwise dispose of any of the assets of Cardero or appoint a receiver for the undertaking of Cardero.

5.           Securities Pledge Agreement dated August 8, 2013 (“Kopple SPA”) among Cardero, as borrower and the Kopple Lenders pursuant to which Cardero pledged to the Kopple Lenders, and granted to the Kopple Lenders specific security interest in, all of the CC Shares to secure the payment and performance by Cardero of any and all indebtedness, liabilities and obligations of Cardero to the Kopple Lenders under and in connection with the Kopple Notes. See Item 4.A “History and Development of the Company”. Upon the occurrence of an Event of Default, the Kopple Lenders are entitled to transfer the CC Shares to the Kopple Lenders or their nominee, vote the CC Shares, sell or otherwise dispose of the CC Shares or accept the CC Shares in full satisfaction of Cardero’s obligations secured by such pledge.

6.           Guarantee dated August 8, 2013 (“Kopple CC Guarantee”) among Cardero Coal, as guarantor, and the Kopple Lenders pursuant to which Cardero Coal irrevocably and unconditionally guarantees to the Kopple Lenders the due and punctual payment, and the due performance of the obligations of Cardero to the Kopple Lenders in connection with the Kopple Notes and the Line of Credit. See Item 4.A “History and Development of the Company”. Upon demand, Cardero Coal is required, under the Kopple CC Guarantee, to pay and perform any of the obligations of Cardero to the Kopple Lenders under or pursuant to the Kopple Notes and the Line of Credit which have not been paid or performed by Cardero. The Kopple Lenders are not required to exhaust their remedies against Cardero before realizing on the Kopple CC Guarantee.

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

Passive Foreign Investment Company Rules

            PFIC Status of the Company

            If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. The Company believes that it was classified as a PFIC during the tax year ended October 31, 2013, and may be a PFIC in its current and future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and any subsidiary of the Company.

            In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. A failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

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

Additional Considerations

            Additional Tax on Passive Income

            Certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from dispositions of property (other than property held in certain trades or businesses). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Common Shares.

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

            Backup Withholding and Information Reporting

            Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

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

The Company currently has no source of revenues; as such, the Company is dependent upon external financings or the sale of assets (or an interest therein) to fund activities. In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the year ended October 31, 2013. The Company is not subject to externally imposed capital requirements.

The Company classified its cash and cash equivalents as loans and receivables; accounts receivable and due from related parties as loans and receivables; and accounts payable and accrued liabilities as other financial liabilities. The classification of resource related investments is set out in note 5. The carrying values of cash and cash equivalents, accounts receivable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments. The fair values of amounts due from related parties have not been disclosed, as their fair values cannot be reliably measured since the parties are not at arm’s length.

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

The following table sets forth the Company’s significant financial assets measured at fair value by level within the fair value hierarchy.

October 31, 2013	Level 1	Level 2	Level 3	Total

Resource related investments	409,276	87,470	-	496,746

October 31, 2012	Level 1	Level 2	Level 3	Total

Resource related investments	2,076,854	494,957	-	2,571,811

The Company’s exposure to risk on its financial instruments is summarized below:

(a)	Credit risk

The Company manages credit risk, in respect of cash and cash equivalents, by purchasing highly liquid, short-term investment grade securities held at major financial institutions in Canada in accordance with the Company’s investment policy. In regards to amounts receivable, the Company is not exposed to significant credit risk, as they are primarily due from governmental agencies.

	Oct 31, 2013	Oct 31, 2012

Bank accounts - Canada	$147,356	$1,728,431
Bank accounts - USA	119,704	307,157
Bank accounts - Others	24,217	106,911
	$291,277	$2,142,499

The credit risk associated with cash and cash equivalents is minimized substantially by ensuring that these financial assets are placed with major financial institutions with strong investment-grade ratings given by a primary ratings agency. The Company does not hold any asset-backed securities.

With respect to the $157,131(2012 -$523,612) due from related parties at October 31, 2013, of which $144,517 (2012 - $453,537) were past due, the maximum exposure to credit risk is the carrying value of the receivables as the Company does not have any collateral for the receivables.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in settling its commitments. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. The Company normally maintains sufficient cash to meet the Company’s business requirements. However, at October 31, 2013, the cash balance of 291,277 (2012 - $2,142,499) would be insufficient to meet the cash requirements for the Company’s administrative overhead, maintaining its mineral interests and continuing with its exploration program in the coming year. Therefore, the Company will be required to raise additional capital in order to fund its operations in fiscal 2014 (see notes 1 and 14). At October 31, 2013, the Company had accounts payable and accrued liabilities of $5,870,257 (2012 - $8,794,157) which are due within 30 days.

(c)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

	i.	Interest rate risk

The Company’s cash and cash equivalents consist of cash held in bank accounts and guaranteed investment certificates that earn interest at variable interest rates. Due to the amount and short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of October 31, 2013.

	ii.	Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary financial instruments are denominated in United States, Mexican, Argentinean, Peruvian and Ghanaian currencies. The Company has not entered into any foreign currency contracts to mitigate this risk as it believes this risk is minimized by the amount of cash held in these foreign jurisdictions. The Company’s sensitivity analysis suggests that a consistent 5% change in the rate of exchange in all foreign jurisdictions where it has assets employed would change foreign exchange gain or loss by $7,861 (2012 - $53,575).

	iii.	Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company’s investments are carried at market value and are, therefore, directly affected by fluctuations in the market value of the underlying securities. The Company’s sensitivity analysis suggests that a 1% change in market prices would change the value of the resource related investments by $4,967 (2012 – $25,718).

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

Management of the Company, with the participation of Cardero’s Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at October 31, 2013 as required by Canadian and U.S. securities laws. Based on that evaluation, Cardero’s Chief Executive Officer and the Chief Financial Officer have concluded that, as of October 31, 2013, the Company’s disclosure controls and procedures were not effective as at October 31, 2013 due to the material weakness in internal control over financial reporting disclosed below under the heading “Management’s annual report on internal control over financial reporting”.

This Annual Report on Form 20-F for the year ended October 31, 2013 was not filed within the prescribed time period because the Company experienced unforeseen delays in the collection and compilation of business information to be included in this Annual Report on Form 20-F, including with respect to its material mineral property, the Carbon Creek Project.

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

A material weakness is a deficiency (as defined in PCAOB Auditing Standard No 5), or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

As of October 31, 2013, the Company identified the following material weakness that applies to both disclosure controls and procedures and internal controls over financial reporting:

Due to the significantly reduced number of employees over prior years the Company does not have sufficient resources for reviewing the financial statements and cannot maintain adequate segregation of duties as is necessary to ensure complete and accurate financial reporting. Specifically, the Company’s Chief Financial Officer is responsible for preparing, authorizing and reviewing information that is integral to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. The weakness has the potential to result in material misstatements in the Company’s consolidated financial statements that would not be prevented or detected, and as such has been determined to be a material weakness in internal controls over financial reporting which also impacts the Company’s disclosure controls and procedures.

As of the date of this annual report, management has not yet developed a plan to remediate the material weakness. Management has concluded that, taking into account the present stage of the Company’s development and the significant difficulty in securing ongoing operating funding, the Company does not have sufficient size and scale to warrant, and cannot realistically afford, the hiring of the additional staff that would be required to correct the weakness at this time.

Because of the material weakness, management has concluded that the Company’s internal control over financial reporting was not effective as at October 31, 2013.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm as the Company qualifies as a non-accelerated filer and is exempt pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Changes in Internal Control over Financial reporting

The Chief Executive Officer and Chief Financial Officer have concluded that there has been a change in the Company’s internal control over financial reporting during the period beginning on November 1, 2012 and ended on October 31, 2013, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The change is a result of a lack of segregation of duties due to the significant staff reductions during the year and has been noted above.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Stephan Fitch, a member of the Audit Committee, is an “audit committee financial expert” within the meaning of the SEC’s rules. Mr. Fitch is “independent” under the criteria established by NYSE MKT.

ITEM 16B.    CODE OF ETHICS

The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. A copy of the Company’s code of ethics has been posted on the Company’s Internet website at http://www.cardero.com. No substantive amendments were made to the Company’s code of ethics during the fiscal year ended October 31, 2013 and no waivers of the Company’s code of ethics were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended October 31, 2013.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

For fiscal years ended October 31, 2013 and 2012 PricewaterhouseCoopers LLP (“PWC”) was the Company’s appointed auditor. The aggregate fees billed by the Company’s principal accountant in each of the last two fiscal years for professional services rendered are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
October 31, 2013	$160,000	$16,675(5)	$14,000	Nil
October 31, 2012	$206,000	$25,500(5)	$43,275	Nil

(1) The aggregate audit fees billed for the audit of the financial statements for the fiscal year indicated, including with respect to the audit of the Company’s internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 for the fiscal year ended October 31, 2012.
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
(5) The services rendered are in connection with the review of the Company’s quarterly financial statements and of its Form 40F and AIF disclosure documents and management discussion and analysis for the fiscal years indicated.

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

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company did not repurchase any Common Shares in the financial year ended October 31, 2013.

ITEM 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.    CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.    MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.      FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18.

ITEM 18.      FINANCIAL STATEMENTS

The Company is filing with this annual report the following:

  Management’s Report on Internal Control Over Financial Reporting dated January 27, 2014.
  Independent Auditor’s Report dated January 27, 2014.
  Consolidated Statements of Financial Position at October 31, 2013 and October 31, 2012.
  Consolidated Statements of Loss for the years ended October 31, 2013, October 31, 2012 and October 31, 2011.
  Consolidated Statements of Comprehensive Loss for the years ended October 31, 2013, October 31, 2012 and October 31, 2011.

  Consolidated Statements of Shareholders’ Equity at October 31, 2013, October 31, 2012, October 31, 2011 and November 1, 2010.
  Consolidated Statements of Cash Flows for the years ended October 31, 2013, October 31, 2012 and October 31, 2011.
  Notes to the Consolidated Financial Statements for the years ended October 31, 2013, October 31, 2012 and October 31, 2011.

CARDERO RESOURCE CORP.
(An Exploration Stage Company)

Audited Consolidated Financial Statements
(Expressed in Canadian Dollars)

October 31, 2013 and 2012

Corporate Head Office

Suite 2300 – 1177 West Hastings Street
Vancouver, British Columbia
V6E 2K3
Tel: 604-408-7488

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Consolidated Financial Statements
(Expressed in Canadian Dollars)
October 31, 2013

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	October 31	October 31
	2013	2012

ASSETS
Current
Cash and cash equivalents	$291,277	$2,142,499
Accounts receivable	4,268,527	5,612,772
Due from related parties (note 9)	157,131	523,612
Prepaid expenses	225,369	597,561

Total Current Assets	4,942,304	8,876,444

Property, Plant and Equipment (note 3)	561,041	1,412,763
Investments (note 4)	496,746	2,571,811
Exploration and Evaluation Advances	55,000	262,500
Exploration and Evaluation Assets (note 5)	78,152,654	88,323,788
Deposits (note 6)	4,906,636	4,854,136

Total Assets	$89,114,381	$106,301,442

LIABILITIES
Current
Accounts payable and accrued liabilities	$5,870,254	$8,794,157
Short-term loan (note 7)	5,338,312	-
Flow-through premium liabilities (note 12)	232,613	-
	11,441,179	8,794,157

Lease Obligation	-	280,606

Total Liabilities	11,441,179	9,074,763

SHAREHOLDERS’ EQUITY
Share Capital (note 8)	125,528,040	117,070,689
Contributed Surplus	23,847,997	22,278,360
Accumulated Other Comprehensive Income	12,835	(166,363)
Deficit	(71,715,670)	(41,956,007)

Total Shareholders’ Equity	77,673,202	97,226,679

Total Liabilities and Shareholders’ Equity	$89,114,381	$106,301,442

Subsequent Events (note 14)
Going Concern (note 1)

Approved on behalf of the Board:

“Hendrik Van Alphen”	“Stephan Fitch”
Hendrik Van Alphen, Director	Stephan Fitch, Director

See Notes to Consolidated Financial Statements	1

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Loss
(Expressed in Canadian Dollars)
Years Ended October 31

	2013	2012	2011

Administrative Expenses
Accounts receivable write-off	229,047	132,245	-
Consulting fees (notes 8 and 9)	1,517,453	1,071,977	1,324,798
Corporate development	266,723	368,112	606,239
Depreciation	237,408	349,544	244,935
Insurance	195,431	109,318	108,928
Investor relations (note 8)	143,355	429,302	650,779
Office costs	794,124	970,157	736,844
Professional fees (notes 8 and 9)	1,963,715	1,806,456	977,197
Property evaluations	172,810	603,819	3,610,508
Regulatory and transfer agent fees	144,041	237,972	221,064
Salaries and benefits (notes 8 and 9)	3,001,438	5,419,163	4,286,210
Travel	276,024	769,827	225,639

Loss Before Other Items and Income Taxes	(8,941,569)	(12,267,892)	(12,993,141)

Other Items
Other income	293,338	40,143	-
Foreign exchange gain (loss)	(293,351)	(94,484)	984,660
Interest income (expense), net of bank charges	(1,389,964)	149,434	1,659,273
Realized (loss) gain on available-for-sale investments (note 4)	(39,562)	9,486,396	14,245,612
Unrealized loss on derivative investment (note 4)	(407,487)	(754,917)	(3,252,256)
Impairment losses on available-for-sale investments (note 4)	(1,437,030)	(3,767,563)	(11,394,818)
Impairment losses on Due from related parties	(198,239)	(1,112,726)	-
Impairment losses on Property Plant and Equipment	(389,487)	-	-
Write-off exploration and evaluation assets	(16,447,113)	(3,554,667)	(12,206,614)
Loss on asset disposal	(10,855)	-	-
Gain (loss) on loan settlement (note 9(e) and 7 )	(686,531)	1,368,953
Gain on the reclassification of investments from equity investments to resource related investments	-	-	3,019,523
Loss on equity investments	-	-	(793,194)

	(21,006,281)	1,760,569	(7,737,814)

Loss Before Income Taxes	(29,947,850)	(10,507,323)	(20,730,955)

Income Taxes
Deferred recovery (expense)	188,187	(1,086,776)	(4,417,922)

Net Loss for Year	(29,759,663)	(11,594,099)	(25,148,877)

Basic and Diluted Loss Per Share	$(0.27)	$(0.13)	$(0.36)

Weighted Average Number of Shares Outstanding	109,157,361	91,537,423	68,988,456

See Notes to Consolidated Financial Statements	2

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Comprehensive Loss
(Expressed in Canadian Dollars)
Years Ended October 31

	2013	2012	2011

Net Loss for Year	$(29,759,663)	$(11,594,099)	$(25,148,877)

Other comprehensive income (loss), net of deferred taxes
Exchange differences on translation of foreign operations	165,688	(59,733)	(88,920)
Other comprehensive income (loss) on available-for-sale securities	13,510	(7,895,509)	(23,262,908)

Other Comprehensive Loss for the Year, net of deferred taxes	179,198	(7,955,242)	(23,351,828)

Comprehensive Loss for the Year	$(29,580,465)	$(19,549,341)	$(48,500,705)

See Notes to Consolidated Financial Statements	3

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Shareholders’ Equity
(Expressed in Canadian Dollars)

	Share Capital				Functional	Available-	Total
				Contributed	Currency	for- Sale	Shareholders’
	Shares	Amount	Deficit	Surplus	Translation	Investments	Equity

Balance, November 1, 2010	58,373,302	$69,890,947	$(5,213,031)	$14,726,585	$-	$31,140,70	$110,545,208

Net loss for the year	-	-	(25,148,877)	-	-		(25,148,877)
Other comprehensive income
Unrealized loss on available-for-sale investments	-	-	-	-	-	(7,220,44	(7,220,449)
Transfer to income of realized gain on sale investments	-	-	-	-	-	(10,035,52	(10,035,525)
Transfer to income for impairment losses on investments						(6,006,93	(6,006,934)
Functional currency translation	-	-	-	-	(88,920		(88,920)
Shares issued for cash
Exercise options	840,000	1,026,150	-	-	-		1,026,150
Exercise warrants	443,800	171,718	-	-	-		171,718
Shares issued for non-cash
Reclassification of contributed surplus on exercise of options	-	556,406	-	(556,406)	-		-
Reclassification of contributed surplus on exercise of warrants	-	496,398	-	(496,398)	-		-
Acquisition of Coalhunter	23,397,002	35,095,503	-	4,354,140	-		39,449,643
Share-based payments	-	-	-	1,748,064	-		1,748,064

Balance, October 31, 2011	83,054,104	107,237,122	(30,361,908)	19,775,985	(88,920)	7,877,799	104,440,078

Net loss for the year	-	-	(11,594,099)	-	-	-	(11,594,099)
Other comprehensive income
Unrealized loss on available-for-sale investments	-	-	-	-	-	(17,710)	(17,710)
Transfer to income of realized gain on sale of investments	-	-	-	-	-	(7,877,799)	(7,877,799)
Transfer to income for impairment losses on investments
Functional currency translations	-	-	-	-	(59,733)	-	(59,733)
Shares issued for cash	8,029,750	7,628,263	-	-	-	-	7,628,263
Private placement	-	(699,257)	-	699,257	-	-	-
Allocation of proceeds to warrants	-	-	-	-	-	-	-
Exercise warrants	1,332,600	457,219	-	-	-	-	457,219
Shares issued for non-cash
Property acquisition (note 5(e))	1,000,000	900,000	-	-	-	-	900,000
Reclassification of contributed surplus on exercise of warrants	-	1,547,342	-	(1,547,342)	-	-	-
Share-based payments	-	-	-	3,350,460	-	-	3,350,460

Balance, October 31, 2012	93,416,454	$117,070,689	$(41,956,007)	$22,278,360	$(148,653)	$(17,710)	$97,226,679

Net loss for the year	-	-	(29,759,663)	-	-	-	(29,759,663)
Other comprehensive income
Unrealized loss on available-for-sale investments	-	-	-	-	-	13,510	13,510
Functional currency translation	-	-	-	-	165,688	-	165,688
Shares issued for cash
Private placement	16,439,816	7,277,903	-	-	-	-	7,277,903
Exercise warrants	480,000	60,000	-	-	-	-	60,000
Exercise options	200,000	12,500	-	-	-	-	12,500
Share issue costs	-	(466,452)	-	47,973	-	-	(418,479)

See Notes to Consolidated Financial Statements	4

	Share Capital				Functional	Available-	Total
				Contributed	Currency	for- Sale	Shareholders’
	Shares	Amount	Deficit	Surplus	Translation	Investments	Equity
Shares issued for non-cash
Property acquisition	900,000	203,000	-	-	-	-	203,000
Short-term loan	2,000,000	420,000	-	-	-	-	420,000
Reclassification of contributed surplus on exercise of warrants	-	662,400	-	(662,400)	-	-	-
Reclassification of contributed surplus on exercise of options	-	288,000	-	(288,000)	-	-	-
Short-term loan warrants	-	-	-	1,801,027	-	-	1,801,027
Share-based payments	-	-	-	671,037	-	-	671,037

Balance, October 31, 2013	113,436,270	$125,528,040	$(71,715,670)	$23,847,997	$17,035	$(4,200)	$77,673,202

See Notes to Consolidated Financial Statements	5

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
Years ended October 31

	2013	2012	2011

Operating Activities
Net loss for the year	$(29,759,663)	$(11,594,099)	$(25,148,877)
Items not involving cash
Accounts receivable write-off	229,047	132,245	-
Depreciation	237,408	349,544	244,935
Share-based payments (note 9)	671,036	3,350,460	1,301,935
Accretion expense	748,729	-	-
Realized loss (gain) on sale of available-for-sale investments (note 4)	39,562	(9,486,396)	(14,245,612)
Impairment losses on available-for-sale investments (note 4)	1,437,030	3,767,563	11,394,818
Impairment losses on due from related parties (note 9(c))	198,239	1,112,726	-
Write-off of exploration and evaluation assets	16,447,113	3,554,667	12,206,614
Amortization of fair value of warrants to interest income	-	-	(1,287,909)
Impairment losses on property plant and equipment	389,487	-	-
Gain on loan settlement (note 9(e))	-	(1,368,953)	-
Gain on the reclassification of investments from equity investments to resource related investments	-	-	(3,019,523)
Loss on equity investments	-	-	793,194
Unrealized loss on derivative investments (note 4)	407,487	754,917	3,252,256
Shares issued for financing	420,000	-	-
Loss on assets sold	10,855	-	-
Deferred income taxes expense	(188,187)	1,086,776	3,558,763
Unrealized foreign exchange loss (gain)	49,906	-	(1,245,680)
Foreign exchange loss on cash	(7,316)	(4,607)	1,369,756
Changes in non-cash working capital items
Prepaid expenses	372,191	(241,370)	(15,532)
Accounts payable and accrued liabilities	1,987,111	136,329	(163,112)
Interest payable	141,693	-	-
Income taxes payable	-	-	(25,601,634)

Cash Used in Operating Activities	(6, 168,271)	(8,450,198)	(36,605,608)

Investing Activities
Acquisition of Coalhunter Mining Corporation	-	-	1,806,655
Expenditures on exploration and evaluation assets	(10,621,057)	(28,614,484)	(6,187,340)
Increase in deposits (note 6)	(52,500)	(4,739,136)	(110,000)
Proceeds from sale of investments	198,029	31,300,914	12,250,273
Purchase of investments	-	(262,113)	(3,840,625)
Purchase of equity investments	-	-	(3,882,443)
Purchase of property, plant and equipment	(51,599)	(576,726)	(771,028)
Loan receivable	-	4,886,633	(8,580,096)
Accounts receivable	1,133,549	(5,080,819)	(308,776)
Due from related parties	168,242	(397,295)	122,507

Cash Used in Investing Activities	(9,225,336)	(3,483,026)	(9,500,873)

See Notes to Consolidated Financial Statements	6

	2013	2012	2011
Financing Activities
Proceeds from shares issued, net of issuance costs	7,770,459	8,085,482	1,197,868
Share issuance costs	(418,479)	-	-
Short term loan (note 7)	11,317,885	-	-
Short term loan repayment (note 7)	(5,134,795)	-	-

Cash Provided by Financing Activities	13,955,070	8,085,482	1,197,868

Effect of Foreign Exchange on Cash	7,316	4,607	(1,369,756)

Decrease in Cash and Cash Equivalents	(1,851,222)	(3,843,135)	(46,278,369)
Cash and Cash Equivalents, Beginning of the Year	2,142,499	5,985,634	52,264,003
Cash and Cash Equivalents, End of the Year	$291,277	$2,142,499	$5,985,634

Supplemental cash flow information (note 13)

See Notes to Consolidated Financial Statements	7

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

1.	NATURE OF OPERATIONS AND GOING CONCERN

Cardero Resource Corp. (“Cardero” or the “Company”) and its subsidiaries are engaged in the exploration of mineral properties, primarily in Canada, United States, Ghana, Peru, Mexico and Argentina. The Company considers itself to be an exploration stage company.

The Company is a public company with shares listed on the TSX Exchange and the Frankfurt Stock Exchange. The head office, principal address and records office of the Company are located at 1177 West Hastings Street, Suite 2300, Vancouver, British Columbia, Canada, V6E 2K3.

Going Concern

While these consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future, the following events and conditions that raise substantial doubt on the validity of that assumption:

•	During the year ended October 31, 2013, the Company incurred a loss of $29,759,663, and as at October 31, 2013 had an accumulated deficit of $71,715,670 and a working capital deficit of $6,498,875;
•	Significant advance royalty payments on the Company's Carbon Creek Property fall due within the next 12 months (Note 5(e)); and
•	Additional sources of financing are required to enable the Company to meet its existing obligations.

During the year ended October 31, 2013, the Company closed a $USD 5.7 million private placement of senior secured notes and the proceeds were used to repay the Luxor Capital Group, LP indebtedness (Note 7). Subsequent to year end, the Company secured an additional $USD 5.0 million line of credit (Note 14).

The Company will use these funds to settle outstanding payables, general working capital and property expenditures. The Company has also made arrangements with creditors on the settlement of outstanding payable (Note 14).

Notwithstanding these additional sources of funding and settlement of liabilities, further funding is required in order for the Company to meet its existing obligations, commitments and fund ongoing exploration. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future. The Company has no assurance that such financing will be available or be available on favorable terms. Factors that could affect the availability of financing include the progress and results of the Company’s exploration properties and its permitting application, the state of international debt and equity markets, investor perceptions and expectations and the global financial and iron ore and metallurgical coal markets. There can be no assurance the Company will be successful in its endeavour to obtain additional financing. These consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the company were unable to realize its assets and settle its liabilities in the normal course of operations. Such adjustments could be material.

2.	SIGNIFICANT ACCOUNTING POLICIES

	(a)	Basis of presentation

These consolidated financial statements have been prepared in accordance with International Financing Reporting Standards (”IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements have been prepared on the historical cost basis and included the accounts of the Company and its wholly owned subsidiaries (note 2(b)). Inter-company balances and transactions are eliminated on consolidation. The presentation and functional currency of the Company is the Canadian dollar.

The Board of Directors approved the consolidated financial statements on January 27, 2014.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(b)	Basis of consolidation

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

	(c)	Critical accounting estimates and judgements

The preparation of financial statements requires management to use judgment in applying its accounting policies and estimates and assumptions about the future. Estimates and other judgments are continuously evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the financial statements.

Mineral property impairment

At the end of each reporting period, the Company assesses each of its mineral resource properties to determine whether any indication of impairment exists. Judgment is required in determining whether indicators of impairment exist, including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and results of exploration and evaluation activities on the exploration and evaluation assets. Management has assessed impairment indicators on the Company’s mineral properties and has concluded that impairment indicators on the TiTac and Longnose properties in the USA and the Sheini properties in Ghana existed as of October 31, 2013. The Company has no further exploration or evaluation expenditures planned or budgeted on these properties. For the Carbon Creek property, the agreements are in good standing, further exploration is planned once additional financing has been obtained and the results of exploration and evaluation to date indicate that a commercial viable deposit exists. Based on these factors and an updated property valuation which demonstrates the carrying value will be fully recovered, the Company concluded that no impairment was required on the property as at October 31, 2013.

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
Years ended October 31, 2013 and 2012

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

Deprecation

Depreciation is recognized in profit or loss at the following annual rates:

Computer software	- 100% declining balance basis
Computers and Office equipment	- 20% to 30% declining balance basis
Metallurgy lab	- over 5 years on a straight-line basis
Leasehold improvements	- over the term of the lease on a straight-line basis

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

(f)	Investments

i)

Investments, not including derivatives, are principally classified as available-for-sale, and are carried at quoted market value, where applicable, or at an estimate of fair value. Resulting unrealized gains or losses, net of applicable income taxes, are reflected in other comprehensive income, while realized gains or losses are reflected in operations.

ii)

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

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(g)	Exploration and evaluation assets (continued)

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

	(h)	Impairment of non-current assets

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

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(i)	Foreign currency translation

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

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss.

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

Parent and Subsidiary Companies

The financial results and position of foreign operations whose functional currency is different from the presentation currency are translated as follows:

•	Assets and liabilities are translated at year-end exchange rates prevailing at that reporting date; and
•	Income and expenses are translated at monthly average exchange rates during the year.

Exchange differences arising on translation of such foreign operations are transferred directly to the Company’s exchange difference on translating foreign operations on the Statement of Comprehensive Loss and are reported as a separate component of shareholders’ equity in other comprehensive income (loss).

(j)	Share-based payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to the Consolidated Statement of Comprehensive Loss over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest.

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

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(j)	Share-based payments (continued)

All equity-settled share-based payments are reflected in contributed surplus, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in contributed surplus is credited to share capital, adjusted for any consideration paid.

	(k)	Share capital

The proceeds from the exercise of stock options and warrants are recorded as share capital. The Company’s shares are classified as equity instruments. Share issue costs on the issue of the Company’s shares are charged directly to share capital.

	(l)	Income taxes

Income tax expense is comprised of current and deferred tax. Current tax and deferred tax are recognized in net income (loss) except to the extent that it relates to items recognized directly in equity or in other comprehensive income (loss).

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

	(m)	Flow-through shares

The issuance of flow-through common shares results in the tax deductibility of the qualifying resource expenditures funded from the proceeds of the sale of such shares being transferred to the purchasers of the shares. Under IFRS, on the issuance of such shares, the Company bifurcates the flow-through shares into: a flow-through share premium, equal to the estimated premium that investors pay for the flow-through feature, which is recognized as a liability, and share capital. As the related exploration expenditures are incurred, the Company derecognizes the liability and recognizes a related income tax recovery.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period.

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

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(n)	Financial instruments (continued)

Financial assets (Continued)

Available for sale financial assets (continued)

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

Impairment of financial assets

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. An evaluation is made as to whether a decline in fair value is ‘significant’ or ‘prolonged’ based on indicators such as significant adverse changes in the market, economic or legal environment.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

Financial liabilities

The Company classifies its financial liabilities in the following categories: other financial liabilities and FVTPL.

Other financial liabilities

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other-financial-liabilities are subsequently measured at amortized cost using the effective interest method. The Company’s accounts payable and accrued liabilities are classified as other-financial-liabilities.

The Company’s short term loan was initially recognized at fair value less the value of the warrants attributed and legal fees. After initial recognition the short term loan is subsequently measured at amortized costs using the effective interest method.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(j)	New accounting pronouncements

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

IFRS 11 Joint Arrangements

IFRS 11 describes the accounting for arrangements in which there is joint control; proportionate consolidation is not permitted for joint ventures (as newly defined). IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities — Non-Monetary Contributions by Ventures. The standard will be effective for the Company for the year ended October 31, 2014. The Company has yet to assess the full impact of IFRS 11.

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

IAS 1 Presentation of Financial Statements

IAS 1 amendment requires components of other comprehensive income (OCI) to be separately presented between those that may be reclassified to income and those that will not. The amendments are effective for annual periods beginning on or after November 1, 2012. The standard will be effective for the Company for the year ended October 31, 2014.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

3.	PROPERTY, PLANT AND EQUIPMENT

	Metallurgy Lab	Leasehold Improvements	Other	Total

Cost
Balance, October 31, 2011	$516,877	$345,068	$608,609	$1,470,554
Additions	28,709	33,116	794,651	856,476
Currency translation adjustments	681	-	-	681

Balance, October 31, 2012	$546,267	$378,184	$1,403,260	$2,327,711
Additions	47,192	-	4,407	51,599
Disposals	-	-	(313,258)	(313,258)
Impairment	-	-	(483,295)	(483,295)
Currency translation adjustments	26,263	-	-	26,263

Balance, October 31, 2013	$619,722	$378,184	$611,114	$1,609,020

Accumulated depreciation
Balance, October 31, 2011	103,375	168,924	-	552,348
Depreciation for the year	106,689	62,628	8,142	356,832
Currency translation adjustments	1,403	-	-	5,768

Balance, October 31, 2012	$211,467	$231,552	$471,929	$914,948
Depreciation for the year	116,908	15,293	145,737	277,938
Disposal			(66,814)	(66,814)
Impairment			(93,808)	(93,808)
Currency translation adjustments	15,715	-	-	15,715

Balance, October 31, 2013	$344,090	$246,845	$457,044	$1,047,979

Carrying amounts
At October 31, 2011	$413,502	$176,144	$-	$918,206
At October 31, 2012	$334,800	$146,632	$286,770	$1,412,763
At October 31, 2013	$275,632	$131,339	$154,070	$561,041

The Company operates in one industry segment, the mineral resources industry, and in six geographical segments, Canada, United States, Ghana, Peru, Mexico, and Argentina. All assets are located in Canada except the Metallurgy laboratory, $275,630 (2012: $334,800) which is located in the United State and included in Other, $nil (2012: $403,264) which is located in Ghana..

4.	INVESTMENTS

	Shares		Warrants
October 31, 2013	Number	Fair Value	Number	Fair Value	Total

Trevali Mining Corporation (“Trevali”)	-	$-	2,074,761	$87,470	$87,470
Wealth Minerals Ltd. (“Wealth”)	5,022,806	150,684	-	-	150,684
(1)Xiana Mining Inc. (“Xiana”)	126,800	17,752	-	-	17,752
Indico Resources Ltd. (“Indico”)	50,000	5,750	-	-	5,750
Balmoral Resources Ltd. (“Balmoral”)	8,000	3,040	-	-	3,040
Abzu Gold Inc. (“Abzu Gold”)	9,234,007	184,680	-	-	184,680
Artha Resources Corporation (“Artha”)	2,150,000	32,250	-	-	32,250
Ethos Capital Corp.(“Ethos”)	150,000	15,120	-	-	15,120

		$409,276		$87,470	$496,746

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

4.	INVESTMENTS (Continued)

	Shares		Warrants
October 31, 2012	Number	Fair Value	Number	Fair Value	Total

Trevali	-	$-	2,074,761	$494,957	$494,957
Wealth	5,022,806	577,623	-	-	577,623
Xiana	2,536,000	202,880	-	-	202,880
Indico	50,000	11,000	-	-	11,000
Balmoral	240,000	223,200	-	-	223,200
Abzu Gold	9,234,007	923,401	-	-	923,401
Artha	2,150,000	96,750	-	-	96,750
Ethos	150,000	42,000	-	-	42,000

\		$2,076,854		$494,957	$2,571,811

(1)	During the year ended October 31, 2013 Dorato Resources Inc. changed its name to Xiana Mining Inc. and completed a 20 – 1 share consolidation.

All the resource related companies are considered to be related parties, with the exception of Trevali, Xiana, Abzu and Artha by virtue of having directors and/or officers in common. All investments in shares are classified as available-for-sale under the financial instruments classification except for the investment in Ethos, which is classified as fair value through profit or loss. As investments in warrants are considered to be derivative instruments, they are by definition classified as fair value through profit or loss.

During the year ended October 31, 2013, the Company did not acquire any additional investments (2012 - $262,113) (2011 - $3,840,623). The Company sold investments for gross proceeds of $198,029 (2012 - $31,300,914) (2011 – $12,250,273) at a cost of $237,590 (2012 - $21,814,518) (2011 - $3,416,869) for net (loss) gains on sale of $(39,562) (2012 - $9,486,396) (2011 - $14,245,612). Impairment losses on investments amounted to $1,437,030 (2012 - $3,767,563) (2011 - $11,394,818).

During the year ended October 31, 2013, the Company recorded an unrealized loss on the fair value adjustment of derivatives of $407,487 (2012 – unrealized loss of $754,917) (2011 - $3,252,256). The Company holds 2,074,761 Trevali warrants with an exercise price of $1.10 which expires on January 31, 2014

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

5.	EXPLORATION AND EVALUATION ASSETS

The Company’s capitalized acquisition and exploration expenditures on its exploration and evaluation assets are as follows:

	Mexico	Argentina	U.S.A.	Ghana	Canada
	(note 7(a))	(note 7(b))	(note 7(c))	(note 7(d))	(note 7(e))	Total

Balance, October 31, 2011	$53,274	$2,651,647	$3,531,967	$-	$50,252,000	$56,488,888

Acquisition costs:
Acquisition costs – shares	-	-	-	900,000	-	900,000
Acquisition costs – cash	1,545	28,057	59,872	5,352,039	5,000,000	10,441,513
Total acquisition costs	1,545	28,057	59,872	6,252,039	5,000,000	11,341,513

Deferred exploration costs:
Camp	33,393	-	18,744	1,140,263	9,777,358	10,969,758
Drilling and analysis	357,612	1,308	44,005	3,224,330	5,069,968	8,697,223

Personnel and geology	61,369	-	108,200	1,264,005	3,017,609	4,451,183
Total exploration costs	452,374	1,308	170,949	5,628,598	17,864,935	24,118,164
Total expenditures for the period	453,919	29,365	230,821	11,880,637	22,864,935	35,459,677

Costs recovered – Exploration	-	(8,250)	-	-	-	(8,250)

Write-offs – Acquisition costs	(54,819)	(172,948)	-	(198,911)	-	(426,678)
Write-offs – Exploration costs	(452,374)	(2,499,814)	-	(175,805)	-	(3,127,993)
Total write-offs	(507,193)	(2,672,762)	-	(374,716)	-	(3,554,671)
Currency translation adjustments	-	-	7,439	(69,295)	-	(61,856)

Balance, October 31, 2012	$-	$-	$3,770,227	$11,436,626	$73,116,935	$88,323,788

Acquisition costs:
Acquisition costs – shares	-	-	-	135,000	68,000	203,000
Acquisition costs – cash	-	-	557	635,500	5,625,760	6,261,817
Total acquisition costs	-	-	557	770,500	5,693,760	6,464,817

Deferred exploration costs:
Camp	-	-	-	146,891	322,482	469,373
Drilling and analysis	-	-	-	-	410,761	410,761
Personnel and geology	-	-	4,470	248,545	2,342,717	2,595,732
Total exploration costs	-	-	4,470	395,436	3,075,960	3,475,866
Total expenditures for the period	-	-	5,027	1,165,936	8,769,720	9,940,683
	-	-
Costs recovered – Exploration	-	-	-	-	(3,734,000)	(3,734,000)
	-	-
Write-offs – Acquisition costs	-	-	(353,540)	(6,820,013)	-	(7,173,553)
Write-offs – Exploration costs	-	-	(3,421,714)	(5,851,846)	-	(9,273,560)
Total write-offs	-	-	(3,775,254)	(12,671,859)	-	(16,447,113)
Currency translation adjustments	-	-	-	69,296	-	69,296

Balance, October 31, 2013	$-	$-	$-	$-	$78,152,654	$78,152,654

(a)	Mexico

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

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

5.	EXPLORATION AND EVALUATION ASSETS (Continued)

	(c)	United States of America

The Company determined that no further exploration will be done on the TiTac and Longnose properties. The Company determined that the carrying value of the properties was impaired and wrote off cumulative costs incurred to date of $3,775,254 as an impairment charge in the consolidated statement of loss.

	(d)	Ghana

On December 8, 2011, three separate prospecting licenses, Sheini Hills North, Middle Sheini and Sheini South, covering the Sheini Iron Ore deposit were granted and Cardero Ghana and a private Ghanaian company have entered into three separate joint ventures (one for each prospecting license), each dated December 12, 2011and amended on November 2, 2012 (which replace all previous agreements between the parties, including the November 22, 2010 agreement), to explore and, if warranted, develop the lands subject to the prospecting licenses. Ghanaian government approval to the three joint venture agreements was obtained on April 10, 2012. All expenditures incurred prior to December 8, 2011 have been included in property evaluations in the consolidated statement of loss. All expenditures incurred after December 8, 2011 were capitalized and included in exploration and evaluation assets.

During the year ended October 31, 2012, Cardero Ghana elected not to make a payment of USD 500,000 due December 8, 2012 in respect of the joint venture agreement on the Sheini Hills North prospecting license. Accordingly, the Company determined that the carrying value of the property was impaired and wrote off cumulative costs incurred to date of $374,716 as an impairment charge in the consolidated statement of loss

Subsequent to the year ended October 31, 2013, Cardero Ghana elected not to make a payment of USD 1,000,000 due December 8, 2012 in respect of the joint venture agreement on the Middle Sheini prospecting license and USD 1,900,000 due December 8, 2013 in respect of the joint venture agreement on the Sheini South prospecting license. Accordingly, the Company determined that the carrying value of the properties were impaired and wrote off cumulative costs incurred to date of $12,671,859 as an impairment charge in the consolidated statement of loss

During the year end October 31, 2013 the Company issued 500,000 common shares at a deemed value of $135,000 for a finder’s fee on the Sheini project.

	(e)	Canada – Carbon Creek Property, British Columbia

To acquire its interest in the Carbon Creek Metallurgical Coal Property, Cardero Coal entered into the following agreements:

		i)	Johnson Agreement

On May 18, 2010, Cardero Coal Ltd. (a wholly owned subsidiary of the Company (“Cardero Coal”)) entered into a Coal Tenure Option Agreement, as amended on April 14, 2011, January 14, 2013 and April 12, 2013, (“Johnson Agreement”) to acquire, subject to the issuance by the BC Government of certain coal licenses (“Johnson Licenses”) in respect of a coal license application over an area located in the Peace River Land District of British Columbia (4 coal licenses issued June 14, 2012), all of the shares (“Shares”) of a private Alberta company which holds such coal licenses. Consideration for the acquisition of a 100% interest in the Shares consisted of the following payments, share issuance and option grant:

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

5.	EXPLORATION AND EVALUATION ASSETS (Continued)

(e)	Canada – Carbon Creek Property, British Columbia (Continued)

i)	Johnson Agreement (continued)

-

$75,000 on execution of the Johnson Agreement (paid), an additional $275,000 on or before June 24, 2010 (paid) and a final payment of $5,000,000 due within four months of the date of issuance of the Johnson Licenses (October 14, 2012). As permitted by the Johnson Agreement, Cardero Coal extended the deadline for the final payment from October 14, 2012 until January 14, 2013 by paying $20,000 per month. The deadline was further extended to April 14, 2013 by Cardero Coal paying a non-refundable cash deposit of $1,000,000 on January 14, 2013 (paid), plus an additional $20,000 per month for each month’s extension ($60,000 paid in total). The deadline was further extended to April 22, 2013 upon payment of a further non-refundable cash deposit of $1,000,000 (paid April 12, 2013). On April 22, 2013, Cardero Coal exercised the option and paid the balance of $3,000,000. Immediately following the exercise of option, the coal licenses and other assets of the private company were transferred to Cardero Coal and thereby became part of the Carbon Creek Joint Venture;

-	issuance of 400,000 common shares (issued),with a fair value of $68,000,of the Company concurrently with the $3,000,000 final option payment; and

-

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

Under the lease agreement (“Burns Lease”), Cardero Coal will pay a 5% “freight on rail” royalty on all coal sold or $2 per metric tonne of coal sold, whichever is greater, and 20% on sales for any coal substances sold or consumed on the CGDL. On May 1, 2013 the Burns Lease was amended to include an Advance Royalty payment to be paid until the commencement of the payment of the Royalty. The Advance Royalty is non-refundable and is to be deducted from the amount required to be paid in respect of the Royalty due. The Advance Royalty amounts and due dates are as follows:

Date Due	Amount
June 2, 2013	$500,000
June 2, 2014	2,000,000
June 2, 2015	3,000,000
June 2, 2016 in each year thereafter	3,500,000

All or any portion of the Advanced Royalty due on June 2, 2013 can be extended to June 2, 2014 by giving proper notice and paying interest at a rate of 6% per annum on amounts outstanding, which Cardero Coal has done.

All or any portion of the Advanced Royalty due on June 2, 2014 can be extended to June 2, 2015 by giving proper notice and paying interest at a rate of 6% per annum on amounts outstanding.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

5.	EXPLORATION AND EVALUATION ASSETS (Continued)

	(e)	Canada – Carbon Creek Property, British Columbia (Continued)

		iii.	Joint Venture Agreement

On June 15, 2010, Cardero Coal entered into a joint venture agreement (the “Joint Venture Agreement”) with a private Alberta partnership, to participate in common operation and exploration, development and production of the Carbon Creek Property. Under the Joint Venture Agreement, the Carbon Creek Property subject to the joint venture will consist of Cardero Coal’s interest in the Johnson License, Cardero Coal’s interest in the Burns Lease , 10 coal licenses held by the joint venture partner (once issued), one coal license held by Cardero Coal (once issued) and any additional coal licenses acquired by a joint venturer within 25 kilometres of the balance of the Carbon Creek Property. Pursuant to the Joint Venture Agreement, the Company will have a 75% interest in the joint venture and is responsible for incurring all costs of carrying out the required exploration, development and mining of the Carbon Creek Property and the marketing of the product produced. The joint venture partner will have a 25% carried interest in the joint venture and will not be required to contribute to any such costs. The joint venture partner is entitled to receive 25% of the net proceeds of production following Cardero Coal having recovered, from the proceeds of any production, all monies paid under the Johnson Agreement and all costs incurred by Cardero Coal to develop the mine site and put it into production.

To acquire its interest in the joint venture, the Company issued 1,600,000 common shares, warrants to purchase 1,600,000 common shares and made payments of $6,000,000.

(f)	Title and environmental

Although the Company has taken steps to verify the title to mineral properties in which it has or had a right to acquire an interest of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest). Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples. Environmental legislations are becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislations on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

6.	DEPOSITS

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

Remaining deposits consist of $267,500 paid in the event that the Company incurs future reclamation expenditures on Carbon Creek project, t and $139,136 for other security deposits.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

7.	SHORT-TERM LOAN

On April 22, 2013, the Company completed a placement of senior secured notes (“Luxor Notes”) in the aggregate principal amount of USD 5,500,000 with certain affiliates of Luxor Capital Group, LP. (“Luxor”). The Luxor Notes had a one year term and were issued at a 9.1% discount to net the Company USD 5,000,000 ($5,083,398) with interest accruing at the rate of 10% per annum, payable semi-annually (13% after an event of default). The Luxor Notes were secured by a general security agreement over the assets of the Company, as well as a specific pledge of the shares of Cardero Coal. Cardero Coal also provided a corporate guarantee. The Luxor Notes could be redeemed by the Company at any time at par plus accrued interest. Should there be a change of control of Cardero Coal while the Luxor Notes remain outstanding the holders of the Luxor Notes would have the right to put the Luxor Notes to the Company for an amount equal to 110% of par plus accrued interest.

As a bonus for subscribing for and purchasing the Luxor Notes, the holders of the Luxor Notes were issued an aggregate of 2,000,000 common shares of the Company (the “Bonus Shares”). The Bonus Shares are subject to a hold period in Canada until August 25, 2013, plus additional restrictions under United States securities laws.

On August 9, 2013 The Company completed a private placement of senior secured notes (“Notes”) in the aggregate principal amount of US$5.7-million with entities controlled by Robert C. Kopple of Los Angles, California, US (“Lenders”). The net proceeds of the notes were used to pay the indebtedness owing to Luxor immediately following closing. The Company incurred a loss of $686,532 on settlement of the Luxor Notes.

Notes in the amount of US$3.7-million are due no later than December 31, 2013, subsequently extended to February 28, 2014 (Note 14), while US$2-million of the Notes will be due on August 8, 2014. Interest will accrue at the rate of 10 per cent per year payable quarterly. The Notes are secured by a general security agreement over the assets of the Company, as well as a specific pledge of the shares of Cardero. Cardero Coal also provided a corporate guarantee. The notes may be redeemed by the Company at any time at par plus accrued interest. Should there be a change of control of the Company or Cardero Coal while the notes remain outstanding, other than a change of control caused by the Lenders or their associates or affiliates, the holders of the notes will have the right to put the notes to the Company for an amount equal to 110% of par plus accrued interest.

As additional consideration for purchasing the Notes, the Lenders were issued transferrable warrants to purchase an aggregate of 28,359,066 common shares of the Company. The warrants have a term of seven years, and are exercisable at a price of 9.5 cents. The warrants, and any shares issuable on the exercise thereof, will be subject to a hold period in Canada of four months from the date of issuance, plus additional restrictions under United States securities laws. Assuming the full exercise of the warrants, the Lenders, together with their associates and affiliates, and including their current shareholdings (but excluding any additional common shares which may be purchased by them), would then hold approximately 21.763% of the Company’s then-issued shares (assuming no other share issuances by the Company in the meantime). As this exercise of warrants represents a potential change of control, the Company has agreed, upon request by the Lenders, to seek shareholder approval to the full exercise of the warrants and potential change of control arising therefrom. Until such time as the shareholders may approve such change of control, the warrants may not be exercised if any such exercise would result in the holdings of the Lenders (and their associates or affiliates) going over 19.99%.

At October 31, 2013, short-term loan transactions are as follows:

2013
Short-term loan	$6,331,988
Warrant	(1,801,027)
Interest payable	141,693
Professional fees	(83,071)
Accretion expenses	748,729
Balance at October 31, 2013	$5,338,312

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

8.	SHARE CAPITAL

	(a)	Authorized

An unlimited number of common shares without par value.

	(b)	Share issuances

During the year ended October 31, 2013:

i.

On December 19, 2012, the Company completed a non-brokered private placement pursuant to which the Company sold 7,966,794 shares for gross proceeds of $3,585,057. The Company paid cash finder’s fees of $51,608 and issued 114,000 finder’s warrants with each finder’s warrant exercisable to purchase one share at a price of $0.50 until December 19, 2013. All common shares issued had a hold period expiring on April 19, 2013.

ii.

On December 28, 2012, the Company closed a non-brokered private placement of flow-through common shares. The Company issued 6,000,800 flow-through common shares at a price of $0.50 per share for gross proceeds of $3,000,400. All common shares issued had a hold period expiring on April 28, 2013. The Company paid aggregate finder’s fees of $175,824 in cash plus 351,648 finder’s warrants. Each finder’s warrant was exercisable to purchase one non-flow-through common share at $0.55 per share until December 28, 2013. The Company recorded a flow-through premium liability in the amount of $420,056.

iii.	On January 11, 2013, the Company issued 240,000 common shares on exercise of 240,000 warrants for gross proceeds of $30,000.

iv.

On February 8, 2013, the Company closed the second and final tranche of the non-brokered private placement, issuing 2,472,222 common shares for gross proceeds of $1,112,500. The Company paid cash finder’s fees of $55,626 and issued 123,610 finder’s warrants with each finder’s warrant exercisable to purchase one common share at a price of $0.50 until February 8, 2014.

v.	On March 11, 2013, the Company issued 500,000 common shares with a fair value of $135,000 as a finder’s fee in connection with the acquisition of the Sheini project in Ghana (note 5).

vi.	On April 19, 2013, the Company issued 400,000 common shares with a fair value of $68,000 in connection with the exercise by Cardero Coal of the option to acquire the Shares (note 5(e)(ii)).

vii.

On April 25, 2013, the Company issued 2,000,000 common shares to affiliates of Luxor Capital Group, LP. (“Lenders”) as bonus in connection with a placement of senior secured notes in the aggregate principal amount of USD 5,500,000 to the Lenders (note 7).

viii.	On May 29, 2013, the Company issued 240,000 common shares on exercise of 240,000 warrants for gross proceeds of $30,000.

ix.	On June 3, 2013, the Company issued 200,000 common shares on exercise of 200,000 options for gross proceeds of $12,500.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

8.	SHARE CAPITAL (Continued)

	(b)	Share issuances (cont’d)

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

ii.	An aggregate of 1,332,600 common shares were issued on exercise of 852,600 agents’ warrants and 480,000 share purchase warrants for gross proceeds of $457,219.

iii.	The Company issued 1,000,000 common shares with a fair value of $900,000 as a finder’s fee in connection with the acquisition of the Sheini project. (note 7(e)).

(c)	Share purchase warrants

The following common share purchase warrants entitle the holders thereof to purchase one common share for each warrant. Warrants transactions are as follows:

	2013		2012		2011
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Warrants	Price	Warrants	Price	Warrants	Price

Warrants outstanding, beginning of the year	6,094,875	$0.96	3,412,600	$0.39	-	$-
Issued	28,948,324	$0.10	4,014,875	$1.25	3,856,400	$0.39
Exercised	(480,000)	$(0.125)	(1,332,600)	$(0.34)	(443,800)	$(0.39)
Expired	(5,614,875)	$(1.25)	-	-	-	-

Warrants outstanding, end of the year	28,948,324	$0.06	6,094,875	$0.96	3,412,600	$0.39

The weighted average remaining contractual life of warrants outstanding at October 31, 2013 was 6.64 year (2012 – 0.24 years).

Warrants outstanding are as follows:

	2013		2012
	Exercise	Number of	Exercise	Number of
Expiry Date	Price	Warrants	Price	Warrants

November 29, 2012	$-	-	$1.25	4,014,875
January 12, 2013	$-	-	$0.13	240,000
May 29, 2013	$-	-	$0.13	240,000
June 1, 2013	$-	-	$0.50	1,600,000
December 19, 2013	$0.50	114,000	$-	-
December 28, 2013	$0.55	351,648	$-	-
February 8, 2014	$0.50	123,610	$-	-
August 8, 2020	$0.095	28,359,066	$-	-
		28,948,324		6,094,875

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

8.	SHARE CAPITAL (Continued)

	(d)	Stock options

The Company has a stock option plan whereby the Company may grant options to directors, officers, employees and consultants to purchase common shares, provided that the aggregate number of shares subject to such options may not exceed 10% of the common shares outstanding at the time of any grant (not including agent or broker options). The exercise price of each option is required to be set at the higher of the closing price of the Company’s common shares on the trading day prior to the date of grant and the five-day volume-weighted average trading price for the five trading days prior to the date of grant (without any discounts). The option term and vesting period is determined by the Board of Directors within regulatory guidelines (the maximum term is ten years). All options are recorded at fair value when granted and are vested at the date for grant. A summary of the status of the stock option plan as of October 31, 2013 and 2012 and changes during the years ended on those dates is presented below:

	2013		2012		2011
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price
Options outstanding, beginning of the year	9,566,143	$0.98	6,599,143	$1.04	5,310,000	$1.23
Granted pursuant to acquisition (note 3)	-	$-	-	$-	2,029,143	$0.32
Granted	10,410,000	$0.14	6,537,000	$1.05	1,100,000	$1.83
Expired	(8,611,143)	$0.97	(3,570,000)	$1.21	(1,000,000)	$1.30
Exercised	(200,000)	$0.07	-	$-	(840,000)	$1.22
Options outstanding, end of the year	11,165,000	$0.22	9,566,143	$0.98	6,599,143	$1.04

The weighted average remaining contractual life of options outstanding at October 31, 2013 was 4.92 year (2012 – 1.19 years).

The weighted average market price for 840,000 options exercised during the year ended October 31, 2011 was $1.84.

Stock options outstanding are as follows:

		2013			2012
	Exercise	Number of	Exercise	Exercisable	Number of	Exercisable
Expiry Date	Price	Options	at year End	Price	Options	at year End
January 28, 2013	$-	-	-	$1.83	1,000,000	1,000,000
June 1, 2013	$-	-	-	$0.06	280,000	140,000
June 1, 2013	$-	-	-	$0.16	100,000	50,000
June 1, 2013	$-	-	-	$0.31	320,000	160,000
June 1, 2013	$-	-	-	$0.38	980,000	490,000
June 1, 2013	$-	-	-	$0.44	349,143	174,572
November 9, 2013	$1.10	400,000	400,000	$1.10	1,400,000	1,400,000
January 26, 2014	$1.51	225,000	225,000	$1.51	1,500,000	1,500,000
March 23, 2014	$1.16	25,000	25,000	$1.16	537,000	537,000
September 27, 2014	$0.78	225,000	225,000	$0.78	3,100,000	3,100,000
January 4, 2015	$0.45	200,000	200,000	$-	-	-
May 28, 2015	$0.20	2,575,000	2,575,000	$-	-	-
July 3, 2020	$0.11	7,515,000	7,515,000	$-	-	-

		11,165,000	11,165,000		9,566,143	8,551,572

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

8.	SHARE CAPITAL (Continued)

	(c)	Stock options (Continued)

The Company uses the fair value method for determining share-based payments for all options granted. The fair value was determined using the Black-Scholes option pricing model based on the following weighted average assumptions:

	2013	2012
Expected life (years)	5.67	2.0
Interest rate	1.16%	1.05%
Volatility	74.62%	59.34%
Dividend yield	0.00%	0.00%

Share-based payment charges for the year ended October 31, 2013 totalled $671,036 (2012 - $3,350,460), allocated as follows:

	2013	2012	2011
Consulting fees	$227,154	$106,937	$15,135
Investor relations	37,644	204,222	294,066
Professional fees	15,464	179,305	-
Salaries and benefits	390,774	2,859,996	992,734

	$671,036	$3,350,460	$1,301,935

The weighted average fair value of options granted during the year was $0.06 (October 31, 2012 - $0.32) .

9.	RELATED PARTY TRANSACTIONS

	(a)	Related parties

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

	(b)	Due to related parties

During the years ended October 31, 2013 and 2012, the Company incurred the following expenses to officers or directors of the Company or companies with common directors:

	2013	2012	2011

Consulting fees	$185,000	$255,000	$115,000
Exploration and evaluation assets	49,000	-	-
Professional fees	$87,511	$87,500	$82,500

Professional fees include amounts paid to a law firm of which an officer is a shareholder.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

9.	RELATED PARTY TRANSACTIONS (Continued)

	(c)	Due from related parties

Amounts due from related parties are comprised as follows:

	2013	2012

Unsecured promissory notes, 1% per annum, due the earlier of 30 days after demand or the due date, if applicable:
Wealth	$42,973	$-
Indico	53,172	198,239
Abzu Gold	-	230,606
ITH	-	1,141
Others	60,986	93,626

	$157,131	$523,612

The Company recovered $376,166 during the year ended October 31, 2013 (2012 - $774,698) in rent and administration costs from Marvel Office Management, Wealth, Indico, Balmoral, Corvus and LWTLC, companies with common officers or directors.( International Tower Hill, Xiana and Abzu Gold ceased to be related parties).

Due to the current equity market condition, during the year ended October 31, 2013 the Company assessed the collectability of amounts due from related parties. The Company has concluded the amounts due from Indico, from the year ended October 31, 2012, (2012 - Wealth and Xiana) are unlikely to be collected in the foreseeable future and have recognized an impairment loss of $198,239 (2012 - $1,112,726). The Company will continue to assess the collectability of these amounts and will make the appropriate adjustments in the future if these are collected.

(d)	Management Compensation

Key management personnel compensation comprised:

	2013	2012	2011

Wages and benefits	$1,100,268	$959,167	$578,333
Share-based payments	$253,599	$1,481,212	$1,154,674
	$1,353,867	$2,440,378	$2,022,160

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

9.	RELATED PARTY TRANSACTIONS (Continued)

	(e)	Loan receivable

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

•	USD 5,000,000 (CAD $5,090,000) in cash, and

•

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

10.	COMMITMENTS

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

The Company’s subsidiary Cardero Coal entered into a lease dated November 24, 2011 for office space located at 1800 - 1177 West Hastings Street, Vancouver for a term commencing May 1, 2012 for a period of eight years and eleven months. The rent for the first three years is $139,023 per annum, plus operating costs and $149,321 plus operating costs per annum for the next two years. Cardero Coal has entered into a sub-lease agreement, for 31% of the office space, dated September 27, 2013 for a term of 4 years. The rent is $42,016 per annum, plus operating costs.

Other commitments are disclosed elsewhere in these consolidated financial statements.

11.	RISK AND CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

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

The Company currently has no source of revenues; as such, the Company is dependent upon external financings or the sale of assets (or an interest therein) to fund activities. In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the year ended October 31, 2013. The Company is not subject to externally imposed capital requirements.

The Company classified its cash and cash equivalents as loans and receivables; accounts receivable and due from related parties as loans and receivables; and accounts payable and accrued liabilities as other financial liabilities. The classification of resource related investments is set out in note 5. The carrying values of cash and cash equivalents, accounts receivable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments. The fair values of amounts due from related parties have not been disclosed, as their fair values cannot be reliably measured since the parties are not at arm’s length.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

11.	RISK AND CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

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

The following table sets forth the Company’s significant financial assets measured at fair value by level within the fair value hierarchy.

October 31, 2013	Level 1	Level 2	Level 3	Total

Resource related investments	409,276	87,470	-	496,746

October 31, 2012	Level 1	Level 2	Level 3	Total

Resource related investments	2,076,854	494,957	-	2,571,811

The Company’s exposure to risk on its financial instruments is summarized below:

(a)	Credit risk

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

	Oct 31, 2013	Oct 31, 2012

Bank accounts - Canada	$147,356	$1,728,431
Bank accounts - USA	119,704	307,157
Bank accounts - Others	24,217	106,911
	$291,277	$2,142,499

The credit risk associated with cash and cash equivalents is minimized substantially by ensuring that these financial assets are placed with major financial institutions with strong investment-grade ratings given by a primary ratings agency. The Company does not hold any asset-backed securities.

With respect to the $157,131(2012 -$523,612) due from related parties at October 31, 2013, of which $144,517 (2012 - $453,537) were past due, the maximum exposure to credit risk is the carrying value of the receivables as the Company does not have any collateral for the receivables.

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

11.	RISK AND CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

	(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in settling its commitments. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. The Company normally maintains sufficient cash to meet the Company’s business requirements. However, at October 31, 2013, the cash balance of 291,277 (2012 - $2,142,499) would be insufficient to meet the cash requirements for the Company’s administrative overhead, maintaining its mineral interests and continuing with its exploration program in the coming year. Therefore, the Company will be required to raise additional capital in order to fund its operations in fiscal 2014 (see notes 1 and 14). At October 31, 2013, the Company had accounts payable and accrued liabilities of $5,870,257 (2012 - $8,794,157) which are due within 30 days.

	(c)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

		i.	Interest rate risk

The Company’s cash and cash equivalents consist of cash held in bank accounts and guaranteed investment certificates that earn interest at variable interest rates. Due to the amount and short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of October 31, 2013.

		ii.	Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary financial instruments are denominated in United States, Mexican, Argentinean, Peruvian and Ghanaian currencies. The Company has not entered into any foreign currency contracts to mitigate this risk as it believes this risk is minimized by the amount of cash held in these foreign jurisdictions. The Company’s sensitivity analysis suggests that a consistent 5% change in the rate of exchange in all foreign jurisdictions where it has assets employed would change foreign exchange gain or loss by $7,861 (2012 - $53,575).

		iii.	Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company’s investments are carried at market value and are, therefore, directly affected by fluctuations in the market value of the underlying securities. The Company’s sensitivity analysis suggests that a 1% change in market prices would change the value of the resource related investments by $4,967 (2012 – $25,718).

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

12.	INCOME TAXES

Income tax expense is different from the amount that would result from applying the Canadian and federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

	2013	2012	2011

Loss before income taxes	$(29,947,850)	$(10,507,323)	$(20,730,955)
Canadian federal and provincial income tax rates	25.57%	25.25%	26.83%
Income tax recovery	(7,657,665)	(2,653,099)	(5,562,115)
Increase (decrease) due to:

Non-deductible expenses	13,497	50,938	38,991
Stock-based compensation	167,630	845,991	469,049
Non-taxable portion of capital gains	184,967	(686,660)	(991,889)
Write-off of exploration and evaluation assets	4,524,456	692,168	3,275,441
Losses for which no tax benefit has been recorded	2,631,056	2,869,339	5,535,023
Change in enacted tax rates	(54,766)	27,707	828,255
Flow-through share premium reversal	(187,443)	-	859,159
Foreign exchange and other translation adjustments	192,723	43,657	-
Difference between Canadian and foreign tax rates	(350,750)	(103,265)	(33,992)

Income tax expense	$(188,187)	$1,086,776	$4,417,922

The components of unrecognized net deferred tax assets (liabilities) are as follows:

	2013	2012	2011

Non-capital loss carry-forwards	$14,882,988	$10,559,384	$14,587,869
Property and equipment	130,332	208,258	133,630
Share issue costs	151,427	65,643	162,765
Exploration and evaluation assets	3,405,934	1,348,251	5,585,137
Resource related investments	1,033,418	779,601	(854,452)
Other	123,060	779,113	1,450,635

	19,727,159	13,740,250	21,065,584

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

12.	INCOME TAXES

The Company has available approximate non-capital losses that may be carried forward to apply against future years' income for income tax purposes in all jurisdictions. The losses expire as follows:

Available to	Canada	Foreign	Total

2014	-	1,430,462	1,430,462
2015	-	479,775	479,775
2016	-	366,516	366,516
2017	-	1,040,293	1,040,293
2018	-	1,342,353	1,342,353
2019	-	1,519,127	1,519,127
2020	-	348,937	348,937
2021	-	303,284	303,284
2022	-	1,479,817	1,479,817
2023	-	160,296	160,296
2024		151,482	151,482
2026	2,208,752	-	2,208,752
2027	3,393,725	8,817	3,402,542
2028	4,039,551	354,363	4,393,914
2029	2,635,510	230,673	2,866,183
2030	6,578,839	559,083	7,137,922
2031	2,086,389	659,878	2,746,267
2032	5,098,379	240,354	5,338,733
2033	10,474,258	167,221	10,641,479
Deferred expiry	-	6,451,580	6,451,580

	$36,515,403	$17,294,310	$53,809,713

During the year ended October 31, 2013 the Company recorded a flow through premium liability in the amount of $420,056 pursuant to a private placement with a current balance of $232,613. The Company has $1,661,521 of exploration expenditures to be incurred for flow-through purposes by December 31, 2013.

13.	SUPPLEMENTAL CASH FLOW INFORMATION

	2013	2012

Supplemental Cash Flow Information

Accounts payable related to property expenditure	$3,129,537	$7,815,244
Interest payable	$141,693	$-
Shares issue for short term loan	420,000	$-

CARDERO RESOURCE CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended October 31, 2013 and 2012

14.	SUBSEQUENT EVENTS

Subsequent to October 31, 2013:

a)	On December 5, 2013, the Company completed the implementation of a US$ 5.0 million line of credit (“Credit Line”) from lenders controlled by Mr. Robert C. Kopple of Los Angles, California.

The Credit Line reflects or includes all amounts advanced by the Lenders since the purchase of the Notes, interest due under the Notes, and amounts to be advanced in the future. Interest is payable by the Company on the amount outstanding under the Credit Line from time to time at the rate of 10% per annum. The security granted by the Company in connection with the Notes will extend to all indebtedness of the Company under the Credit Line. In conjunction with the establishment of the Credit Line, the maturity date for US$ 3.7 million of the Notes has been extended from December 31, 2013 until February 28, 2014. If the US$ 3.7million of the Notes is still outstanding at such time, the Credit Line will also be used to repay this amount. All amounts outstanding under the Credit Line are due and payable on or before January 5, 2016. The Lenders will have the right to seek representation on the Company’s board of directors.

As additional consideration for the establishment and funding of the Credit Line, the Company has agreed to issue to the Lenders transferrable common share purchase warrants to purchase an aggregate of 38,417,396 common shares of the Company (the “Warrants”). Of this number, 28,359,066 were issued to the Lenders on the closing of the Credit Line on December 5, 2013. The issuance of the additional 10,058,330 Warrants is subject to the approval thereof by the Company’s shareholders. The Warrants have a term of seven years, and are exercisable at a price of $0.139. The Warrants, and any shares issuable on the exercise thereof, will be subject to a hold period in Canada of four months from the date of issuance, plus additional restrictions under United States securities laws.

b)

On December 12, 2013 the Company completed debt settlement with a number of arm’s length creditors. The Company settled an aggregate of $2,690,473 of outstanding trade debts in consideration of the payment, either on closing or over time, of an aggregate of $1,038,367 in cash plus the issuance of 3,219,617 common shares at a deemed price of $0.16 per share.

c)	On December 19, 2013, 114,000 share purchase warrants at a price of $0.45 expired.

d)	On December 28, 2013, 351,648 share purchase warrants at a price of $0.55 expired.

e)	On November 8, 2013, 400,000 stock options were exercised at a price of $0.11 for proceeds of $44,000.

f)	On January 7, 2014, 75,000 stock options were exercised at a price of $0.11 for proceeds of $8,250.

g)	On November 8, 2013, 450,000 stock options at a price of $0.20 expired.

h)	On November 9, 2013, 400,000 stock options at a price of $1.10, 100,000 stock options at a price of $0.78 and 100,000 stock options at a price of $0.11 expired.

i)	On January 26, 2014, 225,000 stock options expired at a price of $1.51.

j)	On January 27, 2014 136,000 stock options were exercised at a price of $0.11 for proceeds of $14,850.

ITEM 19.	EXHIBITS

1.1(1)	Current Notice of Articles
1.2(2)	New Articles as amended and effective March 22, 2011
4.1(2)	2012 Incentive Stock Option Plan
4.2(2)	Form of Stock Option Agreement under 2012 Incentive Stock Option Plan
4.3(2)	Form of Subscription Agreement utilized in Cardero Private Placement which closed on December 20, 2012
4.4	Form of Subscription Agreement utilized in connection with the placement of Kopple Notes
4.5	Senior Secured Note dated August 8, 2013 issued to Kopple Family LP in connection with the placement of Kopple Notes
4.6	Senior Secured Note dated August 8, 2013 issued to E.L. II Properties Trust in connection with the placement of Kopple Notes
4.7	General Security Agreement dated August 8, 2013 among Cardero, as borrower, and the Kopple Lenders in connection with the granting of security for the Kopple Notes and the Credit Line
4.8	Pledge Agreement dated August 8, 2013 among Cardero, as borrower, and the Kopple Lenders in connection with the granting of security for the Kopple Notes and the Credit Line
4.9	Cardero Coal Guarantee dated August 8, 2013 among Cardero Coal, as guarantor, and the Kopple Lenders in connection with the granting of security for the Kopple Notes and the Credit Line
4.10	Form of Warrant utilized in connection with the Kopple Notes
4.11	Facility Agreement dated December 5, 2013 between Cardero and the Kopple Lenders in connection with the Credit Line
4.12	Amendment to Facility Agreement dated December 5, 2013 between Cardero and the Kopple Lenders in connection with the Credit Line
4.13	Form of Warrant Certificate used in connection with the Credit Line
4.14(2)	Arrangement Agreement dated April 18, 2011 between Cardero and Coalhunter with respect to the acquisition by Cardero of the outstanding securities of Coalhunter
4.15(2)	Coal Tenure Option Agreement dated May 18, 2010 between Alan A. Johnson and Coalhunter
4.16(2)	Coal Tenure Option Agreement Amending Agreement dated April 14, 2011 between Alan A. Johnson and Coalhunter
4.17(2)	Coal Tenure Option Agreement Second Amending Agreement dated January 14, 2013 between Alan A. Johnson and Cardero Coal
4.18(2)	Coal Lease between Peace River Partnership and Coalhunter dated June 15, 2010
4.19	Coal Lease Amending Agreement dated May 1, 2013 between Peace River Partnership and Cardero Coal
4.20(2)	Joint Venture Agreement dated June 15, 2010 between Carbon Creek Partnership and Coalhunter
4.21(2)	Joint Venture Agreement Amending Agreement dated April 14, 2011 between Carbon Creek Partnership and Coalhunter
4.22	Joint Venture Agreement Amending Agreement dated May 1, 2013 between Carbon Creek Partnership and Coalhunter
8.1	List of Subsidiaries (incorporated by reference to Item 4.C – Organizational Structure)

103

12.1	Certification of the Chief Executive Officer as required by Rule 13a-14(a) under the SecuritiesExchange Act of 1934
12.2	Certification of the Chief Financial Officer as required by Rule 13a-14(a) under the SecuritiesExchange Act of 1934
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers LLP
15.2(1)	Audit Committee Charter
15.3(1)	Compensation Committee Charter
(1)	Incorporated by reference from Cardero’s annual report on Form 20-F filed on April 30, 2009 with the SEC.
(2)	Incorporated by reference from Cardero’s annual report on Form 20-F filed on February 28, 2013 with the SEC.

104

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CARDERO RESOURCE CORP.

/s/ Hendrik Van Alphen
By: Hendrik Van Alphen,
President and Chief Executive Officer

Date:            May 6, 2014