Form 20-F/A
period 2013-10-31
CARDERO RESOURCE CORP.
filed 2014-06-18
CIK 1303936

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

[     ] Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

Or

[ X ] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
        For the fiscal year ended October 31, 2013

Or

[     ] Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from __________________to ____________________

Or

[     ] Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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
Yes [  ]  No [ X ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [  ]  No [ X ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [ X ]  No [  ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [  ]  No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U. S. GAAP [ ]	International Financial Reporting Standards as issued [ X ] by the International Accounting Standards Board	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [  ]  Item 18 [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [  ]  No [ X ]

EXPLANATORY NOTE

Cardero Resource Corp. (the “Company”) is filing this Amendment No. 1 (the “Amendment”) to its Annual Report on Form 20-F (the “Annual Report”) for the year ended October 31, 2013, previously filed with the United States Securities and Exchange Commission (the “SEC”) on May 6, 2014 (the “Original Filing”), to include the audit report issued by PricewaterhouseCoopers LLP, our independent registered public accounting firm for the fiscal years ended October 31, 2013 and 2012, that was inadvertently omitted from the Original Filing, and to delete from Item 18 reference to an attached report on internal control over financial reporting, as such report was included in the body of Item 15. The remainder of the consolidated financial statements contained in the Original Filing are unchanged.

Except for Part III, including the consolidated financial statements, no other information included in the Original Filing is being repeated in this Amendment, and this Amendment should be read together with the Annual Report as originally filed. This Amendment does not otherwise update the disclosures, including forward-looking information, set forth in the Annual Report for the year ended October 31, 2013, as originally filed, and does not otherwise reflect events occurring after the Original Filing on May 6, 2014. Such events include, among others, events described in our Current Reports on Form 6-K filed with the SEC since May 6, 2014.

Exhibits 12.1, 12.2, 13.1, 13.2 and 15.1 are being included in this Amendment and have been dated as of the date of this filing.

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
  Notes to the Consolidated Financial Statements for the years ended October 31, 2013, October 31, 2012 and October 31, 2011.

CARDERO RESOURCE CORP.
(An Exploration Stage Company)

Audited Consolidated Financial Statements
(Expressed in Canadian Dollars)

October 31, 2013 and 2012

Corporate Head Office

Suite 2300 – 1177 West Hastings Street
Vancouver, British Columbia
V6E 2K3
Tel: 604-408-7488

Independent Auditor’s Report

To the Shareholders of Cardero Resource Corp.

We have audited the accompanying consolidated financial statements of Cardero Resource Corp. and its subsidiaries, which comprise the consolidated statements of financial position as at October 31, 2013 and 2012 and the consolidated statements of loss, comprehensive loss, shareholders’ equity and cash flows for each of the years in the three year period ended October 31, 2013, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

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

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Cardero Resource Corp. and its subsidiaries as at October 31, 2013 and 2012 and their financial performance and their cash flows for each of the years in the three year period ended October 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter
Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which discloses conditions that indicate the existence of a material uncertainty that raises substantial doubt about the ability of Cardero Resource Corp. to continue as a going concern.

signed “PricewaterhouseCoopers LLP”

Chartered Accountants
Vancouver, British Columbia
January 27, 2014

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

c)	On December 19, 2013, 114,000 share purchase warrants at a price of $0.45 expired.

d)	On December 28, 2013, 351,648 share purchase warrants at a price of $0.55 expired.

e)	On November 8, 2013, 400,000 stock options were exercised at a price of $0.11 for proceeds of $44,000.

f)	On January 7, 2014, 75,000 stock options were exercised at a price of $0.11 for proceeds of $8,250.

g)	On November 8, 2013, 450,000 stock options at a price of $0.20 expired.

h)	On November 9, 2013, 400,000 stock options at a price of $1.10, 100,000 stock options at a price of $0.78 and 100,000 stock options at a price of $0.11 expired.

i)	On January 26, 2014, 225,000 stock options expired at a price of $1.51.

j)	On January 27, 2014 136,000 stock options were exercised at a price of $0.11 for proceeds of $14,850.

ITEM 19.	EXHIBITS

1.1(1)	Current Notice of Articles

1.2(2)	New Articles as amended and effective March 22, 2011

4.1(2)	2012 Incentive Stock Option Plan

4.2(2)	Form of Stock Option Agreement under 2012 Incentive Stock Option Plan

4.3(2)	Form of Subscription Agreement utilized in Cardero Private Placement which closed on December 20, 2012

4.4(3)	Form of Subscription Agreement utilized in connection with the placement of Kopple Notes

4.5(3)	Senior Secured Note dated August 8, 2013 issued to Kopple Family LP in connection with the placement of Kopple Notes

4.6(3)	Senior Secured Note dated August 8, 2013 issued to E.L. II Properties Trust in connection with the placement of Kopple Notes

4.7(3)	General Security Agreement dated August 8, 2013 among Cardero, as borrower, and the Kopple Lenders in connection with the granting of security for the Kopple Notes and the Credit Line

4.8(3)	Pledge Agreement dated August 8, 2013 among Cardero, as borrower, and the Kopple Lenders in connection with the granting of security for the Kopple Notes and the Credit Line

4.9(3)	Cardero Coal Guarantee dated August 8, 2013 among Cardero Coal, as guarantor, and the Kopple Lenders in connection with the granting of security for the Kopple Notes and the Credit Line

4.10(3)	Form of Warrant utilized in connection with the Kopple Notes

4.11(3)	Facility Agreement dated December 5, 2013 between Cardero and the Kopple Lenders in connection with the Credit Line

4.12(3)	Amendment to Facility Agreement dated December 5, 2013 between Cardero and the Kopple Lenders in connection with the Credit Line

4.13(3)	Form of Warrant Certificate used in connection with the Credit Line

4.14(2)	Arrangement Agreement dated April 18, 2011 between Cardero and Coalhunter with respect to the acquisition by Cardero of the outstanding securities of Coalhunter

4.15(2)	Coal Tenure Option Agreement dated May 18, 2010 between Alan A. Johnson and Coalhunter

4.16(2)	Coal Tenure Option Agreement Amending Agreement dated April 14, 2011 between Alan A. Johnson and Coalhunter

4.17(2)	Coal Tenure Option Agreement Second Amending Agreement dated January 14, 2013 between Alan A. Johnson and Cardero Coal

4.18(2)	Coal Lease between Peace River Partnership and Coalhunter dated June 15, 2010

4.19(3)	Coal Lease Amending Agreement dated May 1, 2013 between Peace River Partnership and Cardero Coal

4.20(2)	Joint Venture Agreement dated June 15, 2010 between Carbon Creek Partnership and Coalhunter

4.21(2)	Joint Venture Agreement Amending Agreement dated April 14, 2011 between Carbon Creek Partnership and Coalhunter

4.22(3)	Joint Venture Agreement Amending Agreement dated May 1, 2013 between Carbon Creek Partnership and Coalhunter

8.1(3)	List of Subsidiaries (incorporated by reference to Item 4.C – Organizational Structure)

2

12.1	Certification of the Chief Executive Officer as required by Rule 13a-14(a) under the Securities Exchange Act of 1934

12.2	Certification of the Chief Financial Officer as required by Rule 13a-14(a) under the Securities Exchange Act of 1934

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers LLP

15.2(1)	Audit Committee Charter

15.3(1)	Compensation Committee Charter

(1)	Incorporated by reference from Cardero’s annual report on Form 20-F filed on April 30, 2009 with the SEC.

(2)	Incorporated by reference from Cardero’s annual report on Form 20-F filed on February 28, 2013 with the SEC.

(3)	Incorporated by reference from Cardero’s annual report on Form 20-F filed on May 6, 2014 with the SEC.

3

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf.

CARDERO RESOURCE CORP.

/s/ Hendrik Van Alphen
By: Hendrik Van Alphen,
President and Chief Executive Officer

Date: June 17, 2014

4